
04046100

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME First Majestic Resource Corp.

*CURRENT ADDRESS Suite 1480
885 West Georgia Street
Vancouver, BC V6C 3E8

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34833 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☒

DEF 14A (PROXY) ☐

OICF/BY: [illegible]

DAT : 11/10/04

FIRST MAJESTIC RESOURCE CORP.

(the "Company")

ANNUAL INFORMATION FORM

(the "AIF")

NOVEMBER 14, 2003

FIRST MAJESTIC RESOURCE CORP.

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ANNUAL INFORMATION FORM

FIRST MAJESTIC RESOURCES CORP.

PRELIMINARY NOTES

Effective Date of Information

This AIF is dated November 10, 2003, and the information contained herein is current as of such date, other than certain financial information which is current as of June 30, 2003, being the date of the Company's most recently completed financial year.

Incorporation of Other Information

This AIF will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF: (a) audited financial statements for the fiscal years ended June 30,2003 and 2002, together with the auditors' report thereon; (b) Information Circular dated November 10, 2003 with respect to the Company's Annual General Meeting to be held on December 11, 2003; (c) all documents, including prospectuses, material change reports, and quarterly financial statements as filed with the BC Securities Commission (the "BC Commission"), the Alberta Securities Commission (the "Alberta Commission"), the Ontario Securities Commission (the "Ontario Commission") and the Yukon Registrar of Corporations (the "Yukon Registrar") in accordance with the requirements of the *Securities Act* (BC) (the "BC Act"), the *Securities Act* (Alberta) (the "Alberta Act"), the *Securities Act* (Ontario) (the "Ontario Act") and the *Securities Act* (Yukon) (the "Yukon Act") respectively. See Item 9 for further particulars of obtaining copies of these documents, which will also be available for viewing on the website *www.sedar.com*.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's fiscal year end is June 30.

All references to the Exchange, refers to the TSX Venture Exchange and its predecessors.

Currency

All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Purpose

This AIF is prepared in accordance with Form 44-101F1 to National Instrument 44-101, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Company, its operations and prospects for the future.

ANNUAL INFORMATION FORM

FIRST MAJESTIC RESOURCE CORP.

ITEM 2. CORPORATE STRUCTURE

2.1 Name and Incorporation

The Company was incorporated under the *Company Act (British Columbia)* on September 26, 1979 by registration of its Memorandum and Articles, under the name Brandy Resources Inc. The Company's common shares were listed for trading on the Exchange on April 21, 1980.

On May 3, 1984, the Company acquired Vital Resources Limited ("Vital Resources"), a private company incorporated pursuant to the laws of British Columbia, whereby Vital Resources became a wholly-owned subsidiary of the Company.

On September 5, 1984, the Company changed its name to Vital Pacific Resources Ltd. and consolidated its share capital on a two for one basis.

On May 26, 1987 the Company was continued as a federal company pursuant to the *Canada Business Corporations Act*. The subsidiary, Vital Resources, was dissolved on July 20, 1990.

On August 27, 1987, the Company was extra provincially registered under the *Company Act (British Columbia).*

On August 21, 1998, the Company was continued into the jurisdiction of the Commonwealth of the Bahamas.

On January 2, 2002, the Company was continued to the Yukon Territories pursuant to the *Corporation Act (Yukon)* from the jurisdiction of the Commonwealth of the Bahamas. On January 3, 2002, the Company completed a consolidation of its share capital on a 1 new for 10 old basis.

The corporate offices of the Company are located at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7. The registered and records office of the Company is located at 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7.

The authorized capital of the Company consists of an unlimited number of common shares of which 9,246,735 common shares have been issued and are fully paid at the date of this AIF. All common shares of the Company, both issued and unissued, rank equally with all other common shares as to dividends and participation in assets of the Company on a winding-up or dissolution. The holders of common shares are entitled to one vote for each share held and are entitled to receive pro rata such dividends as may be declared by the Board of Directors out of funds legally available therefor and to receive pro rata the remaining property of the Company upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modifications, amendments or variation of such rights or such provisions are contained in the *Corporation Act (Yukon).*

2.2 Intercorporate Relationships

Corporate Structure

As of the date of this AIF, Company has one wholly-owned subsidiary, First Majestic Resources Ltd. ("First Majestic Manitoba"), which was incorporated in the province of Manitoba on July 2, 2002. Unless otherwise indicated therein, the term "Company" means collectively the Company and First Majestic Manitoba.

ITEM 3. GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Three Year History

Since inception the Company has been in the business of acquiring and exploring resources property interests. To date, the Company has not earned any revenue from its properties and is considered to be in the development stage.

In November 2000, the Company entered into an agreement to acquire up to a 100% interest in mineral concessions, known as the Wekusko Lake Properties, located in Manitoba. The agreement also granted the Company an option to acquire a 100% interest in the Ferro Gold Mine, located within the contiguous property claim boundaries of the Wekusko Lake Properties. During the 2003 fiscal year, the Company did not meet the requisite minimum commitments under the option agreement. The Company determined to record a write-down of $391,324, to a carrying value of $28,133. Descriptions of the agreement and properties are fully described in "Item 4.3 - Narrative Description of Business - Mineral Projects".

In April 2002, the Company raised $412,500 from a private placement of 2,750,000 shares of the Company. The proceeds from the financing was used to make option payments and fund exploration activities on the Wekusko Lake Properties and for general working capital purposes.

In August 2003, the Company entered into an agreement to acquire up to an 80% interest in mineral concessions, known as the Niko Silver Project, covering 7.75 square kilometres (775 hectares), located in Mexico. Descriptions of the agreement and property are fully described in "Item 4.3 - Narrative Description of Business - Mineral Projects".

In October 2003, the Company completed a private placement and raised $600,000 on the sale of 3,000,000 units of the Company, at a price of $0.20 per unit. The Company also entered into an agreement to acquire up to an 80% interest in three mineral concessions, known as the Platino Porphyry Project, covering 30,000 hectares in Chubut Province, Argentina. Descriptions of the agreement and property are fully described in "Item 4.3 - Narrative Description of Business - Mineral Projects".

3.2 Significant Acquisitions and Significant Dispositions

During the fiscal year ended June 30, 2003, the Company wrote-down the Wekusko Lake Properties by $391,324 to reflect the uncertainty of the status of the option agreement. Subsequent to June 30, 2003, the Company negotiated option agreements to earn interests in the Niko Silver Project and Platino Porphyry Project. The mineral projects are described in "Item 4.3 - Narrative Description of Business - Mineral Projects".

3.3 Trends

The Company is in the business of acquiring and exploring mineral properties. As of the date of this AIF, the Company has options on two mineral projects - one in Mexico and one in Argentina. The Company may continue to negotiate and acquire additional mineral properties which may or may not be located in these countries. Also, depending upon the Company's ability to continue to obtain necessary funding to conduct exploration activities on its options on the mineral properties and results from its exploration activities, it may consider farming-out, disposing or abandoning any of these properties.

Other than as disclosed herein, the Company is not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect on the Company's sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

ITEM 4. NARRATIVE DESCRIPTION OF THE BUSINESS

4.1 General

The Company is in the business of acquiring, exploring and developing mineral resource properties. The economics of developing mineral properties are effected by many factors, including the cost of operations, variations of grade of ore discovered, fluctuations in metal prices, goods and services, and such other factors as government regulations, including

regulations relating to royalties, allowable production, importing and exporting goods and services and environmental regulations. Depending on the price of minerals discovered and potentially mined, the Company may determine it is neither profitable nor competitive to acquire or develop properties, or commence or continue commercial production.

Expenditure on Exploration and Development

During the fiscal year ended June 30, 2003, the Company paid $65,000 in option payments and expended $196,770, net of MEAP grants received of $27,169, on exploration activities on the Wekusko Lake Properties. No other exploration and development activities occurred.

Competitive Conditions

The Company competes with other mining companies for the acquisition of drilled off mineral resources as well as for the recruitment and retention of qualified employees and contractors. There is significant and increasing competition for a limited number of gold, silver and other resource acquisition opportunities and as a result, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. The Company competes with many other companies that have substantially greater financial resources than the Company.

Environmental Protection Requirements

During the 2003 fiscal year, the Company conducted mineral exploration activities in Canada and in the 2004 fiscal year will conduct mineral exploration in Mexico and Argentina. Such activities are subject to various laws, rules and regulations governing the protection of the environment and mine development and operation. The Company has adopted an environmental policy designed to ensure that it continues to comply with or exceeds all environmental regulations currently applicable to it. All of the Company's activities are in compliance in all material respects with applicable environmental legislation.

Employees

Other than Mr. Neumeyer, the Company has no full-time or part-time employees. Mr. Keith Neumeyer, the President of the Company devotes his time as is necessary for the management of the business and affairs of the Company. During the fiscal year ended June 30, 2003, Mr. Neumeyer was not remunerated for his time. On September 26, 2003, the Company and Mr. Neumeyer entered into an employment agreement. Commencing October 1, 2003, Mr. Neumeyer will be remunerated $3,500 per month for management services.

The Company engages contractors and consultants from time to time to supply work on specific properties and for administrative and accounting services as required.

General

There has been no bankruptcy, receivership or similar proceedings against the Company, or any voluntary bankruptcy, receivership or similar proceedings by the Company within the three years ended June 30, 2003 and from July 1, 2003 to the date of this AIF.

4.2 Asset - Backed Securities

Not applicable.

4.3 Mineral Projects

Niko Silver Project, Mexico

Overview

The Niko Silver Project is owned 100% by JABA, through its wholly-owned Mexican subsidiary, Campania Minera JABA S.A. de C.V. ("JABA Mexico"), subject to a lease from owner Enrique Saldana ("Saldana"). JABA has formed a joint venture with the Company.

The Niko Silver Project, optioned by the Company, consists of approximately 7.75 square km (775 hectares) of mineral claims, or Denuncios. The Niko Silver Project forms part of the JABA land package, which includes the Niko, Niko 2 and Niko 3 optioned by JABA from Saldana and Niko 4 owned by JABA. The Niko Silver Project consists of the southern portion of the JABA land package, including the Estrella breccia pipe and the Niko South Hills (collectively the "Niko Silver Project"). JABA retains the mineral land in the Niko North Hills - Niko Norte consisting of 4.09 square kms (409 hectares), on which the Company has a right of first refusal.

Agreements

On August 7, 2003, the Company entered into an agreement with JABA, a public company trading on the Exchange, to earn an 80% interest in the southern portions of the Niko Silver Project claims and a 30 day right of first refusal on the remainder of the claims by:

i) keeping the Niko Silver Project in good standing, which includes payment of taxes and timely completion and submittal of all reporting requirements;

ii) committing to the following work expenditures and making property payments to the underlying property owner:

	Work Program	Property Payment
Year 1	US $150,000 (by December 31, 2003)	Nil
Year 2	US $200,000 (by December 31, 2004)	US $15,000 (Due January 1, 2004)
Year 3	US $250,000 (by December 31, 2005)	US $20,000 (Due January 1, 2005)
Year 4	US $300,000 (by December 31, 2004)	US $25,000 (Due January 1, 2004)
Year 5	Nil	US $50,000 (Due January 1, 2004)
Year 6	Nil	US $50,000 (Due January 1, 2004)
Year 7	Nil	US $100,000 (Due January 1, 2004)
Year 8 and onward	Nil	Greater of 2% NSR or US $100,000 each January 1st

iii) paying JABA $5,000 and issue 200,000 common shares of the Company within 10 days of Exchange approval (the "Approval Date") and committing to a US $150,000 work program which will be completed by December 31, 2003. The Company also agreed to make a final payment of $5,000 by November 1, 2003 and issue 150,000 shares on every anniversary of the Approval Date until a bankable feasibility is completed; and

iv) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can obtain an additional 10% interest to 80% by completing a bankable feasibility study.

On September 12, 2003, the Company received Exchange approval and issued the initial 200,000 shares and paid the initial $5,000. A further payment of $5,000 was made on November 1, 2003.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project claims, however the Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next 7 years. The Company cannot assign its rights to the Niko Silver Project claims without express written approval from JABA and which cannot be unreasonably withheld. JABA retains the right of a 30 day right of first refusal on any assignments. JABA also has the option of being the operator in years one and two. Maximum management fee will be based on cost plus 10% basis.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

If additional ground is staked within 5 kilometres of the boundaries of the Niko Silver Project claims, they will be considered to be initially owned on a 50:50 basis. Development of these claims will be by joint venture whereby JABA's minimum carried interest will be no less than 10%.

Niko Silver Project Report

The Company retained Mr. Johnathan E. Duhamel, an independent professional geologist based in Nevada, USA, and Mr. James A. Briscoe, a registered geologist and a director of Consolidated JABA Inc. ("JABA"), to conduct a field visit and prepare a report on the Niko Silver Project. Their report (the "Niko Report") was prepared as of October 31, 2003. The following property description on the Niko Silver Project was excerpted from the Niko Report, which has been filed on SEDAR and is available for viewing on the website: www.sedar.com.

Property Description, Location and Accessibility

The Niko Silver Project covers approximately 7.75 square-kms (775 hectares) and lies approximately 87 kms south of Chihuahua City, Mexico. It is about 20 kms northeast of the mining town and district of Naica and 60 kms southwest of the Santa Eulalia district.

The Niko Silver Project is located approximately 3 km almost due west of the Pan American Highway, a divided toll road and the town of Saucillo. It is accessible by several rough pickup truck accessible dirt roads and trails over the project area. Within the past three months or so, a good dirt road has been constructed to a sanitary landfill on the southeast flank of Niko South hill so there is only about 0.8 km of unimproved trail to the Estrella breccia pipe.

Summary of the Regulations of Mexico as it Pertains to Acquisition of Mining Rights to Land in Mexico.

All mineral rights in the country of Mexico are owned by the Federal Government - a hold over from Spain in which the Crown owned all mineral rights. The surface is owned by private parties. The Mexican Constitution gives mineral rights holder's priority of usage, but requires the surface rights owners be paid reasonable prices for disturbed surface. There are royalties of the Mexican government due on the Denuncios.

The entire Niko Hills and a large area of surrounding soil-covered pediment are covered by the JABA land package. There are no other known mineral zones, mine workings or related facilities adjacent to this area - all surrounding land is agricultural in nature. The Company is joint ventured with JABA on the Niko Estrella portion of the JABA block which comprises the Niko Sur (south) Hills, about sixty-six percent of the Niko block. The Company also has the right of first refusal on the Niko Norte Hills.

Within the block of Denuncios defining the Niko Estrella holdings, there are no other third party in-holders that have title to the metallic mineral estate owned by the Federal Government of Mexico.

There are no other agreements, back-in rights, third party royalties, or other agreements save that ownership right conveyed to the Company by JABA to the Niko Silver Project Project Denuncios owned by JABA.

Royalty Due the Mexican Federal Government

There is no royalty due the Federal Government of Mexico, or to the State of Chihuahua.

Payment to Surface Property Owners

The Mexican Constitution provides that holders of valid Denuncios shall have the paramount right to surface lands necessary for exploration and exploitation operations. However, surface rights owners have to be compensated for damage to their land. All of the potentially mineralized ground is rugged, relatively remote, mountainous country devoid of any human population. Exclusively cattle grazing land comprise it. The entire surface of the Niko Silver Project Project is owned by the local Ejido or farm-ranch cooperative. JABA has been in contact with them over the years and enjoys good relationships. These owners are very poor and would be happy to see some development in the area. The Naica mine has been pumping water out of this

mine for many decades and this water is allowed to run out below the town into the flat valley below. There it has formed fertile grassland and is used to grow crops of various types including hay and alfalfa gardens etcetera. This has not been lost on the Ejido owners of the Niko area. They are anticipating with relish, similar water discharge which will occur if a mine is developed and are very enthusiastic about the potential mine development. This area is accustomed to mining where it has been going on for centuries. It is therefore anticipated that if economic discoveries are made, a fair market value for a long term lease (99 years with renewal) for the small portion of the surface land necessary for mine surface infrastructure be easily negotiated. This will be acceptable if any pumped mine water is channeled to the surface owners for their use. Since a relatively small portion of the total project area will be actively disturbed by mining, it is likely that grazing will continue over inactive land. This is fairly typical of other Mexican mine areas where grazing co-exists with undisturbed mine lands.

Environmental Liabilities to Which the Properties are Subject

There are no known environmental liabilities to which the properties are subject. An Environmental Base Line Study, as required by exploration regulation, will be done before any roadwork or drilling can be permitted.

Any sensitivity of the area around the Estrella breccia pipe is alleviated by the recent construction of a new road and sanitary land fill only a few hundred metres south of the pipe. This installation certainly cancels out any pristine characteristics of the area - which were never a consideration anyway.

If a mine is developed, mine waste and tailings can be integrated into a major sanitary land fill operation that would benefit the whole area. If a mine were to be developed, an archaeology evaluation of the minor area to be disturbed by surface mine infrastructure would be made. Since only underground operations are envisioned this area would be small. There are no known archaeologic remains. Thus any archaeological recovery effort is believed to be of minor impact and importance.

Permits Which Must Be Acquired to Conduct Work on the Properties

Permits which must be acquired to conduct work on the Denuncios are part of the Mexican mining regulations. These include an Environmental Base Line Study whose purpose is to document what is extant on the mining land before anything is done by the operator. This is a relatively simple study that documents the condition of area of proposed road access and drill sites through site visits, ground photography and notes. Recent high resolution space imagery or aerial photography, not required, is a good idea as it documents in great detail the surface conditions before any surface disturbance by the current operator. Thus, the permitee is not responsible for anything that may have been done by predecessors. This is the first step in obtaining permits for building new roads and drill sites and drill permits.

The Company has started on the Environmental Base Line Study as a first priority, and has contracted with a firm for such work which started on the week of October 6, 2003. Once this permit has been submitted along with drill permit applications, the government department of environment has 15 days to respond. If such response is not received within that time, it is by regulation automatically approved and the operator can commence work without further delay.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography, Elevation, and Vegetation

The Niko Silver Project is located in the State of Chihuahua, approximately 3.5 km west of the town of Saucillo and about 3 km west of the Pan-American Highway. The centre of the property is at UTM Coordinates 3,099,000m N, 465,000m E, or approximately 28 degrees, 02 minutes N, 102 degrees 22 minutes, 30 seconds west. It is 87 km by Federal (Pan-American) Highway D45 south of the capital city of Chihuahua (City). The large farming town of Delicious, with first class accommodations, lies 24 km north along D45. It lies within Chihuahuan Desert, in the Basin and Range geologic province of the Mexican altiplano at an elevation of 1,250 metres. The climate is dry with hot summers and cool winters with little if any snow. However, streams and rivers coming from the Sierra Madre Occidental which lie just beyond 50 km west have been dammed for hydroelectric and agricultural purposes. This water source plus water pumped from aquifers allows extensive agriculture in the plains just east of Niko in this area. Cotton, alfalfa, fruit trees including citrus and apples in the higher valleys, pecans, walnuts, pistachios etc. in lower elevations are grown extensively and make this area very prosperous and well developed.

The elevation ranges from about 1,250 metres to 1,400 metres above mean sea level.

Topography varies from almost flat to somewhat rugged. Jagged steps on the hillsides are developed in more resistant limestone layers.

Vegetation is comprised mainly of grass with some cactus and low thinly scattered scrub brush generally a metre to two metres high consisting primarily of creosote (also called gobernadora, locally) and white thorn acacia characteristic of the high Chihuahuan Desert. Along the major drainages mesquite trees are found.

Little if any snow occurs at this elevation and rainfall comes primarily during the winter rainy season from November through February. Summer temperatures sometimes exceeding 42 degrees C (105 degrees Fahrenheit) occur during the summer months of June through September. Sporadic and irregularly distributed, sometimes severe thunder showers occur during the months of July, August and September. Rainfall averages about 25 cm - 30.5 cm (10 - 12 inches) annually but is quite variable. Visibility, because of the dry climate, is excellent and is generally more than 160 km (100 miles).

Power

Electric power provided by nearby hydroelectric dams provides plentiful and inexpensive power. A 220 Kv transmission line runs near the eastern boundary of the property. Natural gas and abundant fuel are available in the nearby towns.

Water

Ground water is probably accessible by wells at a depth of about 100 metres or less in the valley floor. A major canal (Canal Principal Numero Cinco) passes no more than a few hundred metres from the northeast corner of the property. There is probably sufficient ground water on the property for any conceivable mining operation.

Labour

While the area is quite prosperous by Mexican standards, good jobs are in short supply. Experienced underground miners would be attracted to a mine at Niko Silver Project because of the proximity of the very nice city of Delicias and the short commute time on a major highway.

Area for Mine Installations

There is sufficient area for any anticipated mine development including open pit heap leaching. With careful preplanning the topography is such that any mining operation would not be noticeable from heavily travelled roads and could be integrated with municipal sanitary land fill activities.

History

There are small mercury prospects in the North Niko Hills and associated ruins of old brick retorts. There are also numerous shallow prospects scattered over all the Niko Hills prospecting silver manganese veins. There has also been a limited amount of marble quarrying in the uniformly marbleized limestone. There is no historical record of any of these operations.

Introduction to Geological and Exploration Setting

The Niko Silver Project area lies more or less centered in the Mexican altiplano belt of polymetallic carbonate replacement deposits. This province stretches from Taxco, through Zacatecas, through Torreon, past Chihuahua and continues into southwest Texas. Numerous mines have been operated for centuries since shortly after the discovery and conquest of Mexico by Europeans. These are very numerous and include the very large deposits of Santa Eulalia, Providencia - Concepcion del Oro, Naica, San Martin, Charcas, Velardena, Catorce, Zimapan, Sierra Mojada, Mapami, Cerro San Pedro, La Encantada, Plomosas, Sierra Almoloya, San Carlos, San Pedro Coralitos, Los Lamentos and many more small ones. As a generalization, they are all characterized by mineralization in limestone host rocks thus the name CRD or carbonate replacement deposits. Ore metals include silver, lead, zinc, copper, gold, tungsten, molybdenum and associate metals - manganese, mercury, arsenic, antimony, tin, vanadium, bismuth, cobalt, and barium. Other pathfinder elements are not well known, nor are distal metal zoning patterns as multi-element geochemistry has only been common in the last decade and distal surveys are generally not done.

Many deposits are associated with intrusive rocks or intrusives inferred from geophysical studies. Some have no apparent association. The deposits around Niko (Naica & Santa Eulalia) are associated with strong manganese halos as is Niko. Some in other areas are not. Little is known about the distal characteristics of the alteration zones of these deposits. Most have been so high grade for so many years that little attention was paid if sulfides were not in "sight". Multi-element geochemical analyses have generally not been done - although such a comprehensive study was completed about a year and a half ago at Naica. The result was the reported discovery of a previously unsuspected ore zone beneath manganese veins. General results are being held in close confidence by the mining, operating and exploration units of the company.

Deposit Type - Geology

The Niko Silver Project is thought to be a very large but distal portion of a typical polymetallic CRD deposit. In the south Niko Hill, comprising the property, numerous black manganese-silver veins are common around the base of the hills, corresponding to flat lying limestone which in turn is marbleized apparently concordantly with bedding. During the last phase of work done in 1997, the large (60 x 80 meter) Estrella pipe was located. Until now additional work awaited more favourable metal prices. Except for the geochemistry, which reveals subtle patterns invisible to the naked eye, the geology and alteration appears quite monotonous.

Stratigraphy

The outcrops in the Niko Hills have not received much study. The formation appears to correspond to the Aurora formation whose type locality is at the Naica mine. It is more than 1,000 metres thick. The overlying and easily identified Benavides formation, a series of calcareous shales with abundant macrofossils also occurring at Naica is either not present at Niko or lies under cover. However, on the northwestern most flank of the Niko Norte Hills a muddy limy siltstone has been mapped that might be the Benavides formation. At Naica it is 30 to 60 metres thick. These formations are of Cretaceous age.

Structure

The limestones which make up the Niko Hills are essentially flat lying with only broad open slight folds being noticeable.

Major faulting is conspicuously absent at Niko. This may be due to the massive, uniform and thick character of the limestones. Any fault offset would not be noticed since there are essentially no marker horizons. The massive limestone tends to "heal" fractures.

Mineralization

Mineralization in the Niko Silver Project area is particularly subtle. Pervasive marbelization of the limestones is the most widespread effect. Cinnabar bearing vein zones in the Niko Norte Hills are made more obvious by shallow pits and excavated caves in travertine host rock. Numerous fracture zones in the Niko Sur (south) Hills are typical of what would be seen distally above a Naica - Santa Eulalia type system. But these are subtle indicators important only to those who have carefully studied the distal characteristics of this type of mineral system. It is the Estrella breccia pipe (chiminea) that is the profound indicator of what lies below. And only if its similarity to the Torino-Tehuacan pipe at Naica is realized.

Geochemistry

In 1996 and 1997 JABA collected biogeochemical, soil and rock chip samples along "fence" lines across the Niko Hills spaced at 1 km intervals with samples collected every 100 metres along the lines. These were collected under Saldana's supervision. Saldana had been trained in Tucson by JABA geochemical consultant Shea Clark Smith ("Smith") in proper sample collection and methodology, and used the standard JABA sample collection technique so that results are optimized. Rock chip samples consisted of a kilogram of chips from a radius of 2 metres (6 feet) around a point that were characteristic of that point. The soil consisted of a kilo of soil extracted with a "cleaned" shovel from the top of the B-horizon. The vegetation samples were clipped from the north side of creosote or white thorn acacia, consisting of the tips of growing twigs of 10 or more plants along the 100-metre interval. Approximately 2-kilo samples were collected and put into a 7 in X 12 inch Hubco sample sack. All samples were shipped from Mexico to the MEG labs in Carson City, Nevada. There the rocks were crushed to minus 10 mesh and split with a bucket splitter. Two hundred grams were pulverized to -200 mesh and placed in a paper envelope. The soil samples where screened to minus 80 mesh and split with 200 grams going into a paper envelope. The vegetation samples went through the following process: washing in a standard washing machine in the original sample bag to remove any wind blown dust or other contaminates; dried in a microwave oven; leaves removed by hand so that only twigs are retained; the twigs

macerated in a Waring blender and then ashed in a kiln, the ash split and an assay sample placed in a paper envelope and the remainder retained. All samples were re-numbered with a random numbers (a key is kept to retrieve the original number) and standards, blanks and repeat samples introduced every 20 samples - all this for QA-QC control. The samples were then shipped to USML (US Mineral Laboratories) of Highland California, USA - determined by Smith to have the most reliable, lowest detection limit then available. Thirty-six elements were analyzed for, and Smith did QA/QC analysis for each shipment. The data were then e-mailed to JABA where their locations on the computer map base and Interdex software was used to contour the results.

To conserve expenses, only two lines crossing in the centre of the Niko Norte Hills were analyzed. This was to determine if useful geochem signatures being obtained. It appeared that there were very strong and reliable geochem results, particularly in the vegetation samples. Unfortunately, by this time the metals market had crashed. The samples from the other four lines were put into safe storage in JABA's warehouse. These 142 samples are now ready to be shipped for the same processing procedure. USML is no longer in business, having fallen victim to the metals depression.

Strong anomalies of molybdenum, silver, lead, zinc, antimony, arsenic and gold were noted in the results of the first two lines. Results are more consistent in vegetation samples. The remaining 142 samples have been taken out of storage and shipped for analysis. The vegetation sample will be processed by MEG Labs in Carson City and then sent to Acme Labs in Vancouver, B.C., Canada, which Smith's research finds to be the best lab currently in operation for this type assay procedure. They have developed a procedure for vegetation assaying that does not require ashing. This will save in sample prep costs and allow determination of the mercury content. Mercury is driven off during ashing and was lost in the earlier process. Acme Labs is a certified laboratory. Results are pending.

Assuming positive results from these samples, an additional geochemical sampling program should be designed.

Sample Preparation, Analysis and Security

All future samples of all types, including drill core and cuttings, will be collected by technicians supervised by experienced geologists- geochemists. They will be collected in appropriate sample containers large enough to assure a representative sample and enough so that replicate assays may be run if required. Core will be split using a mechanical splitter or diamond saw. One half of core will be bagged in cloth bags. For geochemical rocks, approximately 2 kilograms of chips will be collected and placed in numbered cloth or plastic bags then encased in a second plastic bag to avoid breakage and any possibility of contamination. Vegetation samples from creosote or white thorn acacia will be collected in 7 inch X 12 inch cloth Hubco sample bags. About 2 kilograms of vegetable matter will be collected. Approximately 1 kilogram of soil will be collected in Hubco cloth sacks.

Samples will be packed in specially designed card board boxes weighing no more than 50 pounds (about 22.73 kilograms). A chain of custody document will be filled out for each shipment which will then be transported to the JABA warehouse in Tucson, Arizona. There it will be transshipped, without opening, by common carrier to MEG labs in Carson City, Nevada.

In the MEG labs all samples will be inventoried and assigned a random number code. This is part of the QA/ QC procedure and is done to avoid lab bias and detect lab errors.

Soil samples will be screened to minus 80 mesh. After an aliquot is taken for mercury soil gas detection which will be done by MEG the remaining material will be carefully split and a 100- gram sample pulp packed in standard paper envelopes.

The core and rock samples will be crushed to minus 10 mesh and split with 500 grams being crushed to minus 200 mesh by MEG in Carson City. A 100-gram assay pulp will then split out and be packed in standard paper envelopes.

All sample pulps will be shipped by airfreight to the Acme analytical laboratory in Vancouver, British Columbia, Canada - a certified laboratory. Gold and silver will be fire assayed with an AA finish. A partial digestion will be done on another aliquot and 53 elements including platinum and palladium will be determined by ICP analysis. Preliminary results will be e-mailed to the Company in Vancouver and JABA in Tucson which will be followed by mailed paper copies signed by the laboratory. These paper copies will be archived at the JABA office in Tucson, Arizona.

Remaining sample reject and additional sample pulps remain at the MEG sample lab in Reno where they will be stored for six months or longer as required.

Chain of custody of documents will be maintained for all samples.

The whole purpose of the various sampling procedures to be done in this Phase I field-testing is to verify sampling methodology, laboratory accuracy and precision and choose the best methodology based on analysis of controlled field results. Standard samples and blanks will be inserted with random numbers by MEG approximately every 20 samples to check lab precision and accuracy.

Geophysics

Government aeromagnetics have been briefly reviewed. There are no apparent anomalies. However this is not necessarily negative as some CRD deposits are associated with aeromagnetic anomalies and some are not.

To the knowledge of the authors, there have been no ground geophysical surveys run over the Niko Silver Project area.

Exploration

Geologic evidence to date suggests that Niko Estrella is part of the polymetallic mineral halo perhaps surrounding a buried igneous intrusion into Cretaceous limestones (Aurora formation) that may occupy the area between Niko Norte (north) and Niko Sur (south) hills hidden under soil cover and or limestone strata. The age of the intrusion (if it exists) and mineralization is mid-Tertiary. Because of its environment and being situated in receptive Cretaceous sedimentary rocks, the Aurora formation, has potential for a very large body of mineralized rock. Similar ore bodies documented in Japan have a vertical extent of 2 thousand metres (6 thousand feet). Niko Estrella manifests distal alteration and mineralization characteristics of other polymetallic replacement deposits including the near by Naica district, 20 km SW and the Santa Eulalia district 60 km NE, as reported by Megaw, 1986. Potential for large-scale underground mining is thought to be excellent.

The Naica polymetallic carbonate replacement deposit (CRD) district was discovered in the late part of the 18th century. It has had a production of about US $6 billion at approximate modern metal prices, including silver, lead, zinc, copper, and tungsten with subordinate molybdenum and mercury. No significant mining took place at Naica until the last years of the 19 th century when the Torino - Tehuacan pipe outcrop was discovered. Consisting of massive iron oxide silver-lead-zinc rich gosson only about four meters in diameter, mining of the material which was surrounded by limestone with only a subtle surface expression consisting of silica, minor iron staining, decalcification of limestone, and subtle marbelization and bleaching, lead downward into the massive polymetallic carbonate replacement ores of the modern Naica mine. The Torino-Tehuacan pipe has a surface expression of about 16 square metres, an inclined length of 800 metres. Projection from surrounding hills suggests that with another 30 to 60 metres of un-eroded limestone the only evidence of the pipe would have been weakly silver bearing black manganese breccia - like the outcrop of the Estrella breccia pipe at Niko. Further, the Estrella pipe has an area of 418 square metres or 26 times larger than the Torino Tehuacan pipe. The pipes, known as chimineas, at Naica and Santa Eulalia lead downward into ore mantos. The Estrella pipe or chiminea is expected to do the same.

The Company has planned a Phase 1 detailed geologic, geophysical, geochemical mapping and diamond drilling project for October, November and December of 2003. The field geophysical portion of this program started the week of October 6, 2003 and was completed about October 20, 2003. There was some delay because of rain and a minor traffic accident. Data reduction and reporting is underway as of the date of this AIF and are expected the latter half of November. Fieldwork for the required environmental base line study and drill permit application was accomplished at the same time. The primary objective is to determine the exact orientation of the Estrella pipe so that one drill hole can penetrate the centroid of the pipe to a length of 600 meters. Detailed CSAMT & NSAMT geophysics has been done over the Estrella pipe so that its dimensions and 3 dimensional position in space can be precisely plotted. This will allow one drill hole to be precisely directed to test it to depth with out drilling out of the pipe into barren wall rock. Other geotechnical studies in addition to past less detailed geology and geochemical studies were completed and have revealed significant anomalies that suggest the system is very large. More work is needed to define other targets. Geology and geochemical sampling can continue while drilling on the Estrella Pipe is proceeding. The results of this work will be used to help interpret the results of drill hole one and to define other targets.

The cost of the Phase 1 Program is estimated at approximately US$194,000 and will take about 120 days to complete, depending on scheduling and logistics and drilling penetration rates.

Budget Summary

		US $
1.	Environmental base line	3,000
2.	CSAMT & NSAMT Geophysics	29,000
3.	Vegetation Geochemistry 53 elements, assay existing	4,395
4.	GIS Data base, Contour Geochem	5,000
5.	ASTER Imagery	3,000
6.	High resolution imagery	3,500
7.	Heads up digitizing of existing geology-alteration maps	1,000
8.	Government Aeromag	1,000
9.	Diamond DH (HQ) to 600 m @$164/m all in	98,400
10.	Contingency @ 20%	29,495
11.	Management Fee	17,675
		194,429

From the model proposed by the joint venture, there appear to be three probable types of mineralization to look for associated with the Niko Silver Project target complex and one unexpected, but rational type. Additional geochemistry may define yet a fifth.

The first and primary objective is a test of the Estrella breccia pipe. This is much larger than the Torino-Tehuacan pipe nearby and thought to be look-a-like to Naica, which also appears to be the master mineralized feature at Naica. If of similar mineral grade, the Estrella could portend a much larger system than the US $6 billion dollar production to date Naica system. Further, we know from study of these systems (Megaw, 1986, and J. Briscoe personal communication) that large ore bodies are surrounded by argentiferous manganese halos. As the centre of the mineral system is approached, silver content increases drastically. A recent example of this phenomenon is the Excellon Resources Inc. La Platosa mine, near Torreon, south of Niko, where similar distal silver values are as much as 800 ounces or more per ton. Megaw attributes this to the "distal position of the ore shoots (personal communication with J. Briscoe, June 2002 - Vancouver Gold Show). It is expected that the silver grade at Estrella (1 ounce per ton at the surface) will increase rapidly with depth yielding similarly high-grade silver. With additional depth, mineralization will increase in lead-zinc content and then transition again into high copper molybdenum content - as it does at Naica (personal communication J. A. Briscoe, from mine tour to Naica, 1996).

The second type of target will be manto or blanket style mineralization that is parallel to bedding. This could include other breccias such as reported by Miranda & Megaw (1986) at Santa Eulalia, - the La Condesa pipe which exists at depth, but does not come to the present surface. In fact pipes bottom in or become mantos at depth. Such mantos (blankets) and non-surfacing pipes might be detected by modern detailed geochemistry and geophysics of the type being carried out. They could be like the Quinto Manto at Naica which is much larger than the Torino pipe - or like any one of the numerous mantos at Naica which form the majority of the mineral system.

A third type may be intrusive hosted mineralization or perhaps decalcified and softened limestone hosted mineralization lying under soil cover because of their soft and easily eroded character. Strong molybdenum and silver biogeochemical samples of creosote, just north of the outcrop of Niko South hills suggest this. Reconnaissance-testing by the NSAMT line has been completed. If anomalous, particularly if the anomaly corresponds to the geochem anomaly, followup work will be done.

A fourth target type would be Carlin style gold disseminated in limestone. Such an unexpected type target is suggested by the gold-arsenic-antimony anomaly on the west end of Estrella Ridge approximately 1 km west of the Estrella pipe. This is the same association of metals seen in the Carlin trend. It corresponds to alteration mapped by Saldana in 1996. It needs to be followed up by detailed biogeochemical.sampling and detailed alteration and geologic mapping on the GIS database. Important alteration patterns may be revealed by multispectral ASTER imaging.

A fifth type of mineralization potential was suggested by JABA's geochemical consultant, Shea Clark Smith and endorsed by J. Briscoe (personal communication J. Briscoe 9/22/03). Geochemical work by Smith is revealing significant platinum-palladium anomalies coming from geochemical surveys of carbon rich sediments in Nevada (read Carlin and other Gold Trends). Briscoe points out that the Good Springs mine 20 miles south of Las Vegas, Nevada, USA - with a similar environment to the Naica - Santa Eulalia deposits has occurrences of high grade platinum - up to 3 ounces - associated with carbon, mercury and gold in limestones. This was confirmed by the USGS, the Nevada Bureau of Mines and was the subject

of a recent scholarly article in Economic Geology. PGM analyses will be completed on all future geochem samples and drill core until and unless this potential can be discounted.

Platino Porphyry Project, Argentina

Agreements

On October 17, 2003, the Company entered into an agreement, subject to Exchange approval, with JABA to earn up to an 80% interest in the Platino Porphyry Project. The Company can earn an initial 60% interest by:

i) keeping the Platino Porphyry Property in good standing, which includes payment of rentals, taxes and timely completion and submittal of all reporting requirements;

ii) committing to the following work program:

Date	Work Program
By March 31, 2004	US $150,000
By December 15, 2004	US $150,000
By December 15, 2005	US $700,000
By December 15, 2006	US $1,000,000
By December 15, 2007	US $1,000,000
	US $3,000,000

iii) pay JABA $5,000 and issue common shares of the Company as follows:

Date	Number of Shares
10 days after Exchange approval	100,000
First anniversary of Exchange approval	200,000
Second anniversary of Exchange approval	250,000
Third anniversary of Exchange approval	300,000
	850,000

Upon earning the initial 60% interest, the Company can earn an additional 20% interest by completing a bankable feasibility study within five years of the completion of the work program and by issuing 100,000 common shares annually and committing to a minium US $100,000 work program.

The Company has submitted an application to the Exchange for approval.

Property Description

The Platino Porphyry Project zone is located in Chubut Province, Patagonia region, Argentina. The property covers three cateos with dimensions of 5 km by 20 km or 100 square km per cateo totaling 300 square kilometers or a total of 30,000 hectares. It is divided into two areas. The first area covers the Platino Porphyry copper central system and is 10 km by 10 km or 100 square km (10,000 hectares). The second area covers the zone of potential distal gold mineralization and is 200 square km (20,000 hectares) in size.

The porphyry system is sitting vertically and differential erosion of the various alteration zones gives it a concentric ring pattern that is easily visible on space imagery as a circular feature. This circular feature is 6 km in diameter with high walled ridges formed by the transition from the central soft mineralized core to the more resistant propylitic zone. It is easily visible on Landsat TM (Thematic Mapping) imagery acquired at the start of the Tecka exploration program. This spring JABA acquired ASTER, a new intermediate high-resolution TM imagery. Various wavelengths of reflected light were used to reveal patterns of concentric alteration minerals that are classic porphyry copper mineral zoning patterns. While ASTER cannot determine presence of copper or precious metals, the alteration pattern visible is clearly porphyry copper type and base and precious metal mineralization is inferred from the various alteration characteristics. Further, a halo of distal silica mineralization is visible. It is a characteristic associate of disseminated gold mineralization and is typical of the distant (or distal) porphyry copper system zone. A 1982 Argentine National Geological Survey ("SEGEMAR") report on the area describes a multi-phase granodioritic

stock and associated swarm of granite and granodiorite porphyry dikes intrusive into and doming up the surrounding Paleozoic sediments. Quartz veins and "pegmatitic bodies" are also described - again, classic porphyry copper features. Regardless of this academic report there is no evidence the zone has ever been visited by a porphyry copper explorationist. The porphyry centre is prospective for disseminated, enriched chalcocite blanket with chalcopyrite plus gold plus molybdenum primary mineralization and skarn type massive sulfide base-precious metal replacement mineralization at the intrusive-sediment contact. Older, layered mafic intrusions, that the porphyry may have penetrated during its emplacement could provide a source for gold and PGMs. Large open pit mining is contemplated.

Environmentally this area is ideal. It is at an elevation of about 1,200 metres. It is in an isolated semi-arid region. However, two small agricultural communities are close enough to supply adequate labor, and the jobs would be welcomed in this area of low employment. Water is available. Low cost hydroelectric power and natural gas are not too distant. The bowl-like mineral zone whose walls arise up to 400 m in relief would screen any mining from view.

The immediate plan is to complete high-resolution imagery to support rapid geologic, alteration and leached cap mapping on the ground. About half the basin lies under thin cover. The other half is well exposed. Symmetric zoning of mineralization would continue under cover and thus the location of the copper-gold-molybdenum zones will be predictable. Because porphyry copper zoning is so well documented and the experience of JABA in modeling porphyry systems and the availability of high resolution space imagery and precise GPS location equipment, the Company believes alteration and leached cap mapping will quickly lead to drill targets without the necessity of geochemistry or geophysics. Location of drill sites to test the symmetric zones of this upright porphyry system could be accomplished in a very limited amount of field time at low cost. Drilling could start this field season. Preparation for such technical work is currently underway.

Wekusko Lake Properties, Canada

On November 27, 2000, as amended, the Company entered into an agreement with Strider Resources Ltd. ("Strider"), a private company owned by Dan Ziehlke ("Ziehlke"), and Thomas Frohlinger ("Frohlinger"), to acquire interests in the following:

a) up to a 100% interest in the Wekusko Lake Properties, as follows:

   (i) making option payments totalling $350,000 as follows:
   - $25,000 upon execution of the agreement (paid);
   - $45,000 on or before November 1, 2001(paid);
   - $45,000 on or before November 1, 2002 (paid);
   - $80,000 on or before November 1, 2003;
   - $75,000 on or before December 31, 2004; and
   - $80,000 on or before December 31, 2005.

   (ii) incurring a total of $1,000,000 of exploration and development expenditures as follows:
   - $125,000 on or before November 1, 2002 (incurred);
   - $175,000 on or before March 1, 2003;
   - $200,000 on or before March 1, 2004;
   - $250,000 on or before December 31, 2004; and
   - $250,000 on or before December 31, 2005.

   (iii) issuing a total of 150,000 common shares as follows:
   - 30,000 shares upon receipt of Exchange approval (issued);
   - 30,000 shares upon the completion of each of Phases I, II, and III of exploration programs, subject to Exchange approval; and
   - 15,000 shares upon the completion of each of Phases IV and V of exploration programs, subject to Exchange approval.

Once the 100% interest has been earned in the Wekusko Lake Properties, they will be subject to a 3% net smelter return ("NSR"), of which a 2% NSR may be purchased for $1,500,000.

b) a 100% interest in the Ferro Gold Mine, located within the contiguous property claim boundaries of the Wekusko Lake Properties, by establishing a resource of 250,000 ounces of gold on the Wekusko Lake Properties, paid $45,000 to Frohlinger and make further option payments totalling $55,000 as follows:

- $25,000 on or before November 1, 2003; and
- $30,000 on or before November 1, 2004.

If notice is given to exercise the option, the aggregate payment for the 100% interest will be $350,000 less any option payments made. Once the 100% interest has been earned in the Ferro Gold Mine, it will be subject to a 3% NSR, of which a 2% NSR may be purchased for $1,000,000.

As of the date of this AIF, the Company did not complete its March 1, 2003 exploration commitment as required in its option agreement on the Wekusko Lake Properties nor has it issued the 30,000 shares required upon completion of Phase I and Phase II. The Company has been put on notice of the deficiencies. Accordingly, the Company recorded a write-down of $391,324, to a carrying value of $28,133, the amount of the MEAP grant which was subsequently received.

4.4 Oil & Gas Operations

Not applicable.

4.5 Other Assets

Not applicable.

ITEM 5. SELECTED FINANCIAL INFORMATION

5.1 Summary of Annual and Quarterly Information

The selected financial information set out below and certain of the comments which follow are based on and derived from the financial statements of the Company. Reference should also be made to the discussion under the heading "Risk Factors".

Fiscal Year Ended June 30				
	2003 $	2002 $	2001 $	2000 $
Interest and Miscellaneous Income	-	25	2,387	8,132
Net Loss	(522,296)	(92,244)	(129,525)	(163,378)
Basic and Diluted Loss Per Share	(0.09)	(0.03)	(0.04)	(0.06)
Total Assets	51,156	440,175	124,252	215,504

Fiscal Year 2003 - Quarters Ended				
	Jun 30/03 $	Mar. 31/03 $	Dec. 31/02 $	Sept. 30/02 $
Interest and Miscellaneous Income	-	-	-	-
Net Loss (Loss)	(479,916)	(13,765)	(22,953)	(5,662)
Total Assets	51,156	513,864	434,221	434,699

Fiscal Year 2002 - Quarters Ended				
	June 30/02 $	Mar. 31/02 $	Dec. 31/01 $	Sept. 30/01 $
Interest and Miscellaneous Income	(135)	80	80	-
Net Loss	(45,373)	(14,429)	(20,648)	(11,794)
Total Assets	440,175	278,216	180,673	121,555

5.2 Dividends/Dividend Policy

The Company has not paid any dividends since date of incorporation and has no present intention of paying dividends on its common shares. The Company anticipates that all available funds will be invested to finance the growth of its business.

5.3 Foreign GAAP

Not applicable.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS

The selected financial information set out below and certain of the comments which follow are based on and derived from the financial statements of the Company.

6.1 General

The Company is a natural resource company which is engaged in the business of acquisition and development of mineral resources. At this stage of development, the Company has no current operating income or cash flow.

The Company's accounting policy is to defer all direct costs related to the acquisition, exploration and development of mineral properties held or controlled by the Company on an individual property basis until viability of a property is determined. General exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs are depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

Risk Factors

Due to the nature of the Company's business and the present stage of exploration on its mineral resource properties, the following risk factors apply:

Development Stage Company: An investment in a natural resources company involves a high degree of risk. The Company's mineral properties are in the exploration stage and on the basis of information to date, it has not yet determined if any of the properties contain economically recoverable ore reserves. To date it has not generated revenues or profitable operations form its activities.

Additional Financing: As at June 30, 2003, the Company had a working capital deficiency of $115,024. In October 2003, the Company completed a $600,000 equity financing. The Company believes that it will have sufficient financing to meet its anticipated exploration and option payment commitments, and administrative and corporate overhead expenditures for the next 12 months. The Company may, however, acquire additional mineral prospects which will require additional funds. There is no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss or substantial dilution of any interests in properties which may have been earned or acquired.

Competition: The Company is competing with many other companies which may have substantially greater financial, technical and human resources than the Company and may provide significant long term competition.

Operating Hazards and Risks: Mining operations involve many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of metals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although the Company will endeavour to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition.

Metal Prices: Factors beyond the control of the Company may affect the marketability of any minerals discovered. Mineral prices are subject to fluctuation. The effect of these factors cannot accurately be predicted.

Management: The Company is dependent on a relatively small number of key principals, including its President, the loss of any of whom could have an adverse affect on the Company. The Company does not maintain "key-man" insurance in respect of any of its principals.

Dependence Upon Others: The success of the Company's operations will depend upon numerous factors, many of which are beyond the Company's control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions, ii) the ability to produce minerals; (iii) the ability to attract and retain additional key personnel in sales, marketing, technical support, and finance; and (iv) the ability and the operating resources to develop and maintain the properties held by the Company. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company's operations will depend.

Conflicts of Interest: Some of the directors and officers of the Company participate and will continue to participate in business on their own behalf and on behalf of other corporations. If any conflicts arise whereby directors or officers have interest in the corporations or in the business activities which are in competition with the business of the Company, such conflicts will be subject to and governed by the laws applicable to directors and officers.

Environmental Regulations: The nature of the Company's operations are subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.

A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company intends to ensure that it complies fully with all environmental regulations relating to its operations in Canada and Mexico.

No Dividends: The Company has not paid out any dividends to date and has no plans to do so in the immediate future.

6.2 Results of Operations

Year Ended June 30, 2003 as Compared to Year Ended June 30, 2002

During fiscal 2003, the Company reported a net loss of $522,296 compared to a net loss of $92,244 for fiscal 2002. General and administrative expenses reported for 2003 was $110,785, an increase of $49,104 from the $61,681 reported in 2002. Legal expenses decreased by $17,205 from $32,177 in 2002 to $14,972 in 2003 due to the preparation and completion of the Company's share consolidation, name change and continuance to the Yukon Territories during 2002. During 2003, the Company incurred additional costs in professional fees and website expenses for increased market awareness and business development. Also in 2003, the Company incurred consulting fees of $28,500, professional fees of $ 15,637 and travel expenses of $17,429 in connection with the Company's share of costs associated with a proposal to acquire a mineral property project in Turkey.

During fiscal 2003, the Company conducted exploration on the Wekusko Gold Properties. A total of $261,770, net of the $27,169 MEAP grant received, was spent during the year. Due to the uncertainty of the status of the agreement, the Company

recorded a write down of $391,324, to a carrying value of $28,133, to reflect the value of the additional MEAP grant received after June 30, 2003.

Year Ended June 30, 2002 as Compared to Year Ended June 30, 2001

During the year ended June 30, 2002, the Company reported a net loss of $92,244 compared to a loss of $129,525 for the comparable period in 2001. General and administrative expenses reported for 2002 was $61,681, a decrease of $14,709 from the $76,390 reported in 2001. The decrease was due to reductions in corporate overhead and cessation in monthly management fees paid to the former president of the Company. Legal and audit fees increased to $34,507 in 2002 from $5,885 in 2001. This increase was due to an increase in legal fees for the preparation and completion of the Company's share consolidation, name change and continuance to the Yukon Territories and for the non-brokered private placement.

During the year ended June 30, 2002, the Company completed a non-brokered private placement of 2,750,000 units at a price of $0.15 per unit, for total proceeds of $412,500.

6.3 Liquidity and Capital Resources

As at June 30, 2003, the Company had a working capital deficiency of $115,024. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and to pay the option payments as they come due. Subsequent to June 30, 2003, the Company competed a private placement of 3 million units to raise $600,000. These proceeds have been utilized to discharge its current accounts payable and fund the initial exploration at the Niko Silver Project and Platino Porphyry Project. The Company will require additional funding to continue its exploration and meet ongoing corporate overhead requirements. The Company is intending to raise additional equity financing to meet these obligations. However, there is no assurance that the Company will be successful.

6.4 Investor Relations

The Company did not conduct any investor relations activities during the years ended June 30, 2003 and 2002. Effective October 15, 2003, the Company entered into an agreement to engage Mr. Karl Antonius to provide consulting services which include investor relations and financing activities. As sole compensation for these services the Company granted Mr. Antonius stock options to purchase 175,000 common shares for a period of two years at $0.35 per share, subject to regulatory approvals. The Company will also reimburse Mr. Antonius for all reasonable expenses incurred on behalf of the Company. The term of the agreement is for a period of two years.

ITEM 7. MARKET FOR SECURITIES

The Company's common shares are listed for trading on the TSX Venture under the classification of a Tier 2 resource issuer, under the trading symbol "FR".

ITEM 8. DIRECTORS AND OFFICERS

8.1 Name, Address, Occupation and Security Holdings

The name and country of residence, positions held with the Company and principal occupation of each current and nominee director, officer and executive officer of the Company within the five preceding years as at the date of this AIF is as follows:

Name, Position and Country of Residence[1]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[1]	Previous Service as a Director	Number of Shares[2]
Keith N. Neumeyer President, Chief Executive Officer and Director Canada	President and CEO of the Company.	Since December 1998	1,061,000

Name, Position and Country of Residence[(1)]	Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years[(1)]	Previous Service as a Director	Number of Shares[(2)]
Daniel G. Kostiuk Secretary, Chief Financial Officer and Director Canada	Lawyer, Sole Practitioner.	Since December 1998	5,000
Paul Matysek Director Canada	Professional Geologist; October 2003 to present, President and CEO of Consolidated JABA, Inc.; March 2002 to October 2003, President and CEO of Odyssey Resources Ltd.; May 1999 to June 2002, Exploration Manager and Head of Business Development of Vennessa Ventures Ltd.; September 1997 to January 1999, Exploration Coordinator of First Quantum Minerals Ltd.	Since October 2003	27,000
Tony Pezzotti Director Canada	Retired; formerly owner and general manager P.S.L. Steel Ltd.	Since November 2001	110,000

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually and is as of the date of this AIF.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually and is as of the date of this AIF.

The Company's Audit Committee is comprised of Keith Neumeyer, Paul Matysek and Tony Pezzotti.

The Company's Compensation Committee is comprised of Daniel Kostiuk and Tony Pezzotti.

The Company does not currently have an Executive Committee.

As at the date of this AIF the Company's current and nominee directors and senior officers, as a group, beneficially hold a total of 1,203,000 common shares, directly or indirectly, representing approximately 13.01% of the Company's issued common shares.

8.2 Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters of the Company are, or have been within the past ten (10) years, a director, officer or promoter of other reporting companies which, during such individual's tenure, was the subject of a cease trade or similar order that denied that issuer access to any statutory exemptions for a period exceeding thirty (30) consecutive dates.

None of the directors, officers or promoters are, or have been within the past ten (10) years, directors, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

8.3 Penalties or Sanctions

None of the directors, officers or promoters of the Company or shareholders holding more than 20% of the issued and outstanding shares of the Company have:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Individual Bankruptcies

None of the directors, officers or promoters of the Company, or shareholders holding 20% or more of the issued and outstanding shares of the Company have, within the past ten (10) years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

8.5 Conflicts of Interest

Insofar as certain directors of the Company also serve as director of other companies, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of the Company, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors. Every such director must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he discloses his interest, and after his disclosure, the proposed contract or transaction is approved by the directors and he abstains from voting on the approval of the proposed contract or transaction.

8.6 Background of Directors and Officers

Keith Neumeyer, President, Chief Executive Officer and Director

Mr. Neumeyer, age 43 has worked in the investment community for 18 years beginning his career at the Vancouver Stock Exchange (now the Exchange) and continued on with McLeod Young Weir (now Scotia McLeod), then Richardson Greenshields and then Walwyn Stogell McCuthchen (which became Midland Walwyn). Mr. Neumeyer moved on to work with several publicly traded companies in the resource and high technology sectors. His roles have included senior management positions and directorships responsible in areas of finance, business development, strategic planning and corporate restructuring.

Daniel Kostiuk, LL.B., Secretary, Chief Financial Officer and Director

Mr. Kostiuk, age 48, has over 21 years of experience in law and business. Mr. Kostiuk obtained his LL.B from the university of Manitoba in 1980 and was called to the Bar in Manitoba in 1981. He was subsequently called to the Bar in British Columbia in 1982. He joined the law firm of Barbeau McKercher in 1981 where he practised as an associate in the area of corporate finance. In 1986, Mr. Kostiuk started his own law firm in Vancouver, BC. The firm specialized in corporate finance, tax, real estate and resource law. In 1989 the firm merged with Smith, Lyons, Torrance, Stevens and Meyer ("Smith Lyons"), then one of the largest law firms in the country. Mr. Kostiuk remained as a partner with Smith Lyons until 1997. In 1998, Mr. Kostiuk left Smith Lyons to pursue private interest and to practice part-time. Since that time Mr. Kostiuk has acted as special counsel and directors for a number of public exploration companies.

Paul Matysek, Director

Mr. Matysek, age 46, M.Sc.,P.Geo., is a geochemist/geologist, and member of the Association of Exploration Geochemists. He is also registered with the Association of Professional Engineers and Geoscientists of British Columbia. He obtained a B.Sc, Degree from the University of Toronto, in 1980, and a M.Sc. Degree in Geology from the University of British Columbia

in 1985. Mr. Matysek has worked in an executive or director capacity fro several exploration and development companies including First Quantum, Mineral Ltd., Vannessa Ventures Ltd., Clan Resources Ltd., Odyssey Resources Ltd., Mandalay Resources Ltd., and Consolidated Jaba Ltd. In the last five years he has focused on corporate development activities and has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties which include the 11.2 million ounce Las Cristinas Gold Project in Venezuela, the 2.4 million ounce Crucital Gold Project in Costa Rica and the 500,000 ounce plus Altintepe Gold Project in Turkey.

Tony Pezzotti, Director

Mr. Pezzotti, age 63, retired businessman, was a co-founder and General Manager of a private British Columbia corporation involved in the steel business. Mr. Pezzotti has previously served as a director of several publicly traded companies.

ITEM 9. ADDITIONAL INFORMATION

Upon request made by any person to the Secretary of the Company, the Company shall provide to that person the following:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

(i) one copy of this AIF and if specifically requested, one copy of any document or the pertinent pages of such documents incorporated by reference herein;

(ii) one copy of the Company's comparative financial statements for its most recently completed financial year ended June 30, 2003, together with the accompanying report of the auditor.

(iii) one copy of the Information Circular of the Company; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or short form prospectus;

(b) at any other time, the Company may require the payment of a reasonable charge for the documents set out in (i), (ii), (iii) and (iv) above, if the request is made by a person who is not a security holder of the Company.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, is contained in the Information Circular for any annual general meeting of the Company's shareholders that involves the election of directors. Furthermore, additional financial information is provided in the comparative audited financial statements for the Company's most recently completed fiscal year ended June 30, 2003.

Forwarded to Yukon solicitor for filing June 3, 2004

RECEIVED
2004 OCT -8 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BUSINESS CORPORATIONS ACT (YUKON)
(Sections 107, 114, and 290)
Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR
NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

---

1. Name of Corporation: **FIRST MAJESTIC RESOURCE CORP.**

---

2. Corporate Access Number: 29236

---

3. Notice is given that on the 23rd day of October, 2003, the following person(s) were appointed Director(s):

NAME	MAILING ADDRESS
Paul Frank Matysek	

---

4. Notice is given that on the _____ day of _________________, 200__, the following person(s) ceased to hold office as Director(s):

NAME	MAILING ADDRESS
N/A	

---

5. The Officers of the Corporation as of this date are:

NAME	OFFICES HELD
KEITH NEUMEYER	President and Chief Executive Officer
DANIEL G. KOSTIUK	Secretary and Chief Financial Officer

---

6. Date	Signature	Title
October ____, 2003		President & CEO

122263.1

Yukon Justice

BUSINESS CORPORATIONS ACT (Section 267 and 293)

FORM 1-04

ANNUAL RETURN

1. Corporation Name:

FIRST MAJESTIC RESOURCE CORP.

5. For the year ending **2004**

2. Corporate Access Number: **29236**

3. Physical Registered Office Address:

3081 Third Avenue
Whitehorse, Yukon
Y1A 4Z7

4. Mailing Address:

3081 Third Avenue
Whitehorse, Yukon
Y1A 4Z7

6.

		YY MM DD
Date of Incorporation	☐	**02 01 02**
Registered	☐	
Amalgamation	☐	
Continuation	☐	

7. **Directors**

Name	Keith Neumeyer
Address	14312 - 29A Avenue White Rock, BC V4P 2H6
Name	Daniel G. Kostiuk
Address	155 East Windsor Road North Vancouver, BC V7N 1J9
Name	Tony Pezzotti
Address	7855 Rayside Street Burnaby, BC V5E 2L2
Name	Paul F. Matysek
Address	66 English Bluff Rd Delta BC V4M 2M7
Name	
Address	

8. **Officers** (example: President, Secretary, etc.)

Name	Keith Neumeyer
Office Held	President and Chief Executive Officers
Name	Daniel G. Kostiuk
Office Held	Secretary and Chief Financial Officer
Name	
Office Held	
Name	
Office Held	
Name	
Office Held	

All filing required by the Yukon Business Corporations Act have been made relating to any change in:

1. Directors, Form 1-03
2. Registered Office Address, Form 1-02, Form 11-04
3. Attorney(s) Address(es), Form 11-03
4. Articles, Statements

AFF&P No.: **17798-21**



9. Date	Signature	Title
January 2, 2004	[signature]	President

For filing June 15, 2004

YUKON

BUSINESS CORPORATIONS ACT
(Sections 107, 114 and 290)

Form 1-03

NOTICE OF DIRECTORS AND OFFICERS OR NOTICE OF CHANGE OF DIRECTORS AND OFFICERS

1. **Name of Corporation:** **FIRST MAJESTIC RESOURCE CORP.**

2. Notice is given that on the 15th day of April, 2004, the following person was appointed Director:

Name	**Mailing Address**
Ramon Davila	Benito Crespo 300 Col. Nueva Vizcaya Durango DGO CP 34080 Mexico

3. Notice is given that on the _day of , the following person(s) ceased to hold office as Director(s):

Name	**Mailing Address**
N/A	

4. The officers of the corporation as of this date are:

Name	**Officer(s) Held**
Keith Neumeyer	President and Chief Executive Officer
Paul Matysek	Secretary

5. Date: April 15, 2004



Signature: ______________ Title: President

3010-01\CORP\0157



Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor - 940 Blanshard Street
Victoria BC

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

RECEIVED
2004 OCT -8 P 3:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF CHANGE OF ADDRESS OF ATTORNEY

FORM 39
EXTRAPROVINCIAL COMPANY

Section 391 *Business Corporations Act*

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA
mailed to Regco
June 7, 2004
C0706505

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink.

Item B Enter the name exactly as shown on the extraprovincial company's Certificate of Registration, or enter the name exactly as shown on any Change of Name certificate or registration certificate issued by the registrar as a result of an amalgamation of the extraprovincial company.

Item C This form notifies the registrar of a change of address of an attorney for an extraprovincial company.

A foreign entity that is registered as an extraprovincial company must ensure it has one or more attorneys or, under its charter (or similar record), its head office is in BC. If its head office is in BC, the foreign entity may choose to also appoint one or more attorney(s).

Each attorney for an extraprovincial company must be either, 1) an individual who is resident in BC or, 2) a company incorporated in BC.

Item D The delivery address of an attorney who is an individual is the address of the office in BC where the individual can usually be reached between 9 a.m. and 4 p.m. on business days for the delivery of records. Or, if the attorney is a BC company, the delivery address is for the registered office of the company which must be for a location in BC that is accessible to the public between 9 a.m. and 4 p.m. on business days for the delivery of records. A delivery address must not be a post office box.

Item E This is the signature of the authorized signing authority for the extraprovincial company. If the authorized signing authority is an attorney for the extraprovincial company and that attorney is a BC company, this form must be signed by an authorized signing authority for that company.

Effective Date:
The notice of change of address of the attorney will take effect at the beginning of the day (12:01 a.m. Pacific Time) following the date on which the notice is filed with the registrar.

Filing Fee: $20.00
Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

A REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY
A-26400

B NAME OF EXTRAPROVINCIAL COMPANY
First Majestic Resource Corp.

C FULL NAME OF ATTORNEY

LAST NAME	FIRST NAME	MIDDLE NAME
Guiffre	Joseph	P.

COMPANY NAME
Axium Law Group

D CHANGE OF ADDRESS OF ATTORNEY

DELIVERY ADDRESS OF ATTORNEY	PROVINCE	POSTAL CODE
Suite 3350, Four Bentall Centre 1055 Dunsmuir Street, PO Box 49222	BC	V7X 1L2

MAILING ADDRESS OF ATTORNEY	PROVINCE	POSTAL CODE
Suite 3350, Four Bentall Centre 1055 Dunsmuir Street, PO Box 49222	BC	V7X 1L2

E CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED YYYY / MM / DD
Joseph Guiffre, Company Solicitor	X [signature]	

FORM 39/WEB Rev. 2004 / 2 / 18



Ministry of Finance
Corporate and Personal Property Registries
www.fin.gov.bc.ca/registries

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor - 940 Blanshard Street
Victoria BC

NOTICE OF CHANGE RESPECTING EXTRAPROVINCIAL COMPANY

FORM 36
Section 381 *Business Corporations Act*

Telephone: 250 356-8626
Hours: 8:30 – 4:30 (Monday – Friday)

RECEIVED 2004 OCT -8 OFFICE OF ... CORPORATE ...

OFFICE USE ONLY – DO NOT WRITE IN THIS AREA

Mailed to Regco
June 6, 2004
C0706505

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

INSTRUCTIONS:

Please type or print clearly in block letters and ensure that the form is signed and dated in ink.

Item B Enter the name exactly as shown on the extraprovincial company's Certificate of Registration, or enter the name exactly as shown on any Change of Name certificate or registration certificate issued by the registrar as a result of an amalgamation of the extraprovincial company.

Item C Enter the delivery and mailing address of the head office of the extraprovincial company whether or not the head office is in BC. The delivery address must be for a location that is accessible to the public between 9 a.m. and 4 p.m. on business days for the delivery of records. The delivery address must not be a post office box.

Item D and E If a foreign entity that is registered as an extraprovincial company has a change respecting their jurisdiction and/ or the identifying number, it must file that change with the registrar.

For example, if the corporation has since the later of its incorporation or amalgamation been continued or otherwise transferred, enter the jurisdiction into which the corporation was most recently continued or transferred and also enter the new identifying number in that jurisdiction.

Note: If the foreign entity that is registered as an extraprovincial company is party to an amalgamation or similar process, and the corporation resulting from that amalgamation will continue to carry on business in BC, the foreign entity must file a Notice of Amalgamation of Extraprovincial Company with the registrar. If the foreign entity that is registered as an extraprovincial company is party to an amalgamation or similar process and the corporation resulting from that amalgamation will NOT continue to carry on business in BC, then the foreign entity should file a Notice of Ceasing to Carry On Business in BC.

Item F This is the signature of the authorized signing authority for the extraprovincial company. If the authorized signing authority is an attorney for the extraprovincial company and that attorney is a BC company, this form must be signed by an authorized signing authority for that company.

Filing Fee: $20.00
Submit this form with a cheque or money order made payable to the Minister of Finance, or provide the registry with authorization to debit the fee from your BC OnLine Deposit Account. Please pay in Canadian dollars or in the equivalent amount of US funds.

A REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY
A-26400

B NAME OF EXTRAPROVINCIAL COMPANY
First Majestic Resource Corp.

C CHANGE OF ADDRESS OF HEAD OFFICE
If there has been a change to the delivery and/or the mailing address of head office shown on the corporate register for the extraprovincial company, enter the address below.

DELIVERY ADDRESS OF HEAD OFFICE	PROVINCE / STATE	COUNTRY	POSTAL CODE / ZIP CODE
Suite 3350, Four Bentall Centre 1055 Dunsmuir Street, PO Box 49222	BC	Canada	V7X 1J1

MAILING ADDRESS OF HEAD OFFICE	PROVINCE / STATE	COUNTRY	POSTAL CODE / ZIP CODE
Suite 3350, Four Bentall Centre 1055 Dunsmuir Street, PO Box 49222	BC	Canada	V7X 1J1

D CHANGE OF JURISDICTION
If there has been a change to the jurisdiction shown on the corporate register for the extraprovincial company, enter that change below.

E CHANGE TO IDENTIFYING NUMBER
If there has been a change to the identifying number shown on the corporate register for the extraprovincial company, enter that change below.

F CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED YYYY / MM / DD
Joseph Guiffre, Company Solicitor	X [signature]	

FORM 36/WEB Rev. 2003 / 11 / 28

Ontario — Ministry of Consumer and Business Services / Ministère des Services aux consommateurs et aux entreprises
Companies and Personal Property Security Branch, 393 University Ave, Suite 200, Toronto ON M5G 2M2
Direction des compagnies et des sûretés mobilières, 393, av. University, bureau 200, Toronto ON M5G 2M2

FORM 2- EXTRA PROVINCIAL CORPORATIONS/
FORMULE 2 - PERSONNES MORALES EXTRA-PROVINCIALES

INITIAL RETURN/NOTICE OF CHANGE / Corporations Information Act
RAPPORT INITIAL/AVIS DE MODIFICATION
Loi sur les renseignements exigés des personnes morales

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

For Ministry Use Only / À l'usage du ministère seulement: 1

2. Ontario Corporation Number / Numéro matricule de la personne morale en Ontario: 735199

3. Date of Incorporation or Amalgamation / Date de constitution, ou fusion

Year/Année	Month/Mois	Day/Jour
1987	05	26

1. | | Initial Return / Rapport initial | Notice of Change / Avis de modification |
|---|---|---|
| Business Corporations/ Société par actions | ☐ | ☐ |
| Not-For-Profit Corporation/ Personne morale sans but lucratif | ☐ | ☐ |

4. Corporation Name Including Punctuation/Raison sociale de la personne morale, y compris la ponctuation
First Majestic Resource Corp.

For Ministry Use Only / À l'usage du ministère seulement

5. Address of Registered or Head Office/Adresse du siège social
c/o / a/s: Head Office
Street No./N° civique:
Street Name/Nom de la rue: 885 West Georgia Street
Suite/Bureau: 1480
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: Vancouver
Province, State/Province, État: British Columbia
Country/Pays: Canada
Postal Code/Code postal: V6C 3E8

For Ministry Use Only / À l'usage du ministère seulement

6. Address of Principal Office in Ontario/Adresse du bureau principal en Ontario
☐ Same as Above/ Même que celle ci-dessus
☑ Not Applicable/ Ne s'applique pas
Street No./N° civique:
Street Name/Nom de la rue:
Suite/Bureau:
Street Name (cont'd)/Nom de la rue (suite):
City/Town/Ville: ONTARIO, CANADA
Postal Code/Code postal:

7. Language of Preference / Langue préférée
English/Anglais ☑ French/Français ☐

8. Former Corporation Name if applicable/Raison sociale antérieure de la personne morale, le cas échéant
☑ Not Applicable / Ne s'applique pas

9. Date commenced business activity in Ontario/ Date de début des activités en Ontario

Year/Année	Month/Mois	Day/Jour
1987	05	26

10. Date ceased carrying on business activity in Ontario/ Date de cessation des activités en Ontario
Year/Année Month/Mois Day/Jour
Not Applicable/ Ne s'applique pas ☑

11. Jurisdiction of Incorporation/Amalgamation or Continuation. (Check appropriate box) Do not check more than one box.
Ressort de constitution/de fusion ou prorogation (cocher la case pertinente). Ne cocher qu'une seule case.

1. ☐ ALBERTA ALBERTA
2. ☐ CANADA CANADA
3. ☐ NEW BRUNSWICK NOUVEAU-BRUNSWICK
4. ☐ NOVA SCOTIA NOUVELLE-ÉCOSSE
5. ☐ QUEBEC QUÉBEC
6. ☑ YUKON YUKON
7. ☐ BRITISH COLUMBIA COLOMBIE-BRITANNIQUE
8. ☐ MANITOBA MANITOBA
9. ☐ NEWFOUNDLAND TERRE-NEUVE
10. ☐ PRINCE EDWARD ISLAND ÎLE-DU-PRINCE-ÉDOUARD
11. ☐ SASKATCHEWAN SASKATCHEWAN
12. ☐ NORTHWEST TERRITORIES TERRITOIRES DU NORD-OUEST
13. ☐ NUNAVUT NUNAVUT

If other please specify / Si autre, veuillez préciser

This information is being collected under the authority of The Corporations Information Act for the purpose of maintaining a public data base of corporate information. / La Loi sur les renseignements exigés des personnes morales autorise la collecte de ces renseignements pour constituer une banque de données accessible au public.

FOR MINISTRY USE ONLY/À L'USAGE DU MINISTÈRE ☐ See deficiency letter enclosed/Voir l'avis d'insuffisance ci-joint

FORM 2 - EXTRA PROVINCIAL CORPORATIONS/
FORMULE 2 - PERSONNES MORALES EXTRA-PROVINCIALES

Please type or print all information in block capital letters using black ink.
Prière de dactylographier les renseignements ou de les écrire en caractères d'imprimerie à l'encre noire.

FOR MINISTRY USE ONLY / À L'USAGE DU MINISTÈRE SEULEMENT	Ontario Corporation Number/ Numéro matricule de la personne morale en Ontario	Date of Incorporation or Amalgamation / Date de constitution ou fusion (Year/Année Month/Mois Day/Jour)	For Ministry Use Only / À l'usage du ministère seulement
1	735199	1987 05 26	

12. Name and Office Address of the Chief Officer/Manager in Ontario/ Nom et adresse du bureau du directeur général/gérant en Ontario

☑ Not Applicable/Ne s'applique pas

Last Name/Nom de famille | First Name/Prénom | Middle Name/Autres prénoms

Street Number/Numéro civique

Street Name/Nom de la rue

Street Name (cont'd)/Nom de la rue (suite) | Suite/Bureau

City/Town/Ville | **ONTARIO, CANADA** | Postal Code/Code postal

Date Effective / Date d'entrée en vigueur — Year/Année Month/Mois Day/Jour

Date Ceased / Date de cessation des fonctions — Year/Année Month/Mois Day/Jour

13. Name and Office Address of Agent for Service in Ontario - Check One box
Nom et adresse du bureau du mandataire aux fins de signification en Ontario. Cocher la case pertinente.

☑ Not Applicable/Ne s'applique pas

Only applies to foreign business corporations
S'applique seulement aux personnes morales étrangères

a) ☐ Individual or / un particulier ou b) ☐ Corporation / une personne morale

Complete appropriate sections below/Remplir les parties pertinentes ci-dessous.

a) Individual Name/Nom du particulier

Last Name/Nom de famille | First Name/Prénom | Middle Name/Autres prénoms

b) Ontario Corporation Number/Numéro matricule de la personne morale en Ontario

Corporation Name including punctuation/Raison sociale, y compris la ponctuation

c) Address/Adresse

c/o / a/s

Street No./N° civique | Street Name/Nom de la rue | Suite/Bureau

Street Name (cont'd)/Nom de la rue (suite) | City/Town/Ville

ONTARIO, CANADA | Postal Code/Code postal

14. (Print or type name in full of the person authorizing filing./ Dactylographier ou inscrire le prénom et le nom en caractères d'imprimerie de la personne qui authorise l'enregistrement.

I / Je: Keith Neumeyer

certify that the information set out herein, is true and correct.
atteste que les renseignements précités sont véridiques et exacts.

Check appropriate box / Cocher la case pertinente

D) ☐ Director/Administrateur

O) ☑ Officer/Dirigeant

P) ☐ Other individual having knowledge of the affairs of the Corporation/Autre personne ayant connaissance des activités de la personne morale

NOTE/REMARQUE: Section 13 and 14 of the **Corporations Information Act** provide penalties for making false or misleading statements, or omissions.
Les articles 13 et 14 de la **Loi sur les renseignements exigés des personnes morales** prévoient des peines en cas de déclaration fausse ou trompeuse, ou d'omission.

This information is being collected under the authority of The Corporations Information Act for the purpose of maintaining a public data base of corporate information. / La Loi sur les renseignements exigés des personnes morales autorise la collecte de ces renseignements pour constituer une banque de données accessible au public.

FOR MINISTRY USE ONLY/À L'USAGE DU MINISTÈRE ☐ See deficiency letter enclosed/Voir l'avis d'insuffisance ci-joint



BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St
Victoria BC
250 356-8626

Annual Report

EXTRAPROVINCIAL COMPANY

Form 35

BUSINESS CORPORATIONS ACT

Section 380

Filed Date and Time: September 27, 2004 01:03 PM Pacific Time

ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

FIRST MAJESTIC RESOURCE CORP.
SUITE 3350, FOUR BENTALL CENTRE
1055 DUNSMUIR STREET
PO BOX 49222
VANCOUVER BC V7X 1L2

REGISTRATION NUMBER IN BC
A0026400

REGISTRATION DATE IN BC
August 21, 1987

DATE OF ANNUAL REPORT (ANNIVERSARY DATE OF REGISTRATION IN BC)
August 21, 2004

FOREIGN JURISDICTION INFORMATION

EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION:

YUKON

IDENTIFYING NUMBER IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION
29236

DATE OF INCORPORATION, CONTINUATION, ALMALGAMATION OR ORGANIZATION IN EXTRAPROVINCIAL COMPANY'S CURRENT JURISDICTION

September 26, 1979 corrected by Registrar Sept 24, 2004

Sept 27, 2004
This date should say Jan 2, 2002
BC online shows correction made.
Check date when filing 2005 AR



Ministry of Finance
Corporate and Personal
Property Registries
www.fin.gov.bc.ca/registries

ANNUAL REPORT
FORM 35
EXTRAPROVINCIAL COMPANY

Section 380 *Business Corporations Act*

Telephone: 250 356-8626

DO NOT MAIL THIS FORM to the Corporate and Personal Property Registries unless you are instructed to do so by registry staff. The Regulation under the *Business Corporations Act* requires this form to be filed on the Internet at www.corporateonline.gov.bc.ca

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Business Corporations Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Assistant of the Corporate and Personal Property Registries at 250 356-1198, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

A REGISTRATION NUMBER OF EXTRAPROVINCIAL COMPANY

A-26400

B NAME OF EXTRAPROVINCIAL COMPANY

First Majestic Resource Corp.

C REGISTRATION DATE IN BC

YYYY / MM / DD
1987/08/21

D DATE OF ANNUAL REPORT

YYYY / MM / DD
2004/08/21

E FOREIGN JURISDICTION INFORMATION

Extraprovincial company's current jurisdiction Yukon

Extraprovincial company's date of incorporation, continuation, amalgamation or organization in current jurisdiction — YYYY / MM / DD: 2002/01/02

Extraprovincial company's identifying number in current jurisdiction 29236

F COMPANY CHANGES

An extraprovincial company must file with the registrar a notice of any change to the information shown in the corporate register.

If there has been any change to the following:

- the extraprovincial company's jurisdiction, either by way of continuation, amalgamation or similar process;
- the identifying number or name of the extraprovincial company; or,
- the mailing or delivery address of the head office or any attorney;

please visit our Web site at www.fin.gov.bc.ca/registries or phone 250 356-8626 for information on how to file these changes.

G CERTIFIED CORRECT – I have read this form and found it to be correct.

NAME OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	SIGNATURE OF AUTHORIZED SIGNING AUTHORITY FOR THE EXTRAPROVINCIAL COMPANY	DATE SIGNED YYYY / MM / DD
Keith N. Neumeyer	X [signature]	2004/09/21

FORM 35/WEB Rev. 2004 / 7 / 7



Ministry of Finance and Corporate Relations
Corporate and Personal Property Registries

2nd Floor - 940 Blanshard Street
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Telephone: (250) 356-8626
Office hours: 8:30 - 4:30 (Monday - Friday)

ANNUAL REPORT OF EXTRAPROVINCIAL COMPANIES

FORM 17
Section 335 *COMPANY ACT*

RECEIVED
2004 OCT -8 P 3:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INSTRUCTIONS:

1. Please type or print clearly in block letters and ensure that the form is signed and dated in ink. Complete all areas of the form. The Registry may have to return documents that do not meet this standard. Attach an additional sheet if more space is required.
2. In Box A, enter the exact name of the company as shown on the Certificate of Extraprovincial Registration, the Change of Name Certificate or Amalgamation Certificate.
3. In Box D and E, enter the last name, first name, and any initials of each of the extraprovincial company's directors and officers. Individual's name should be shown consistently throughout this document.
4. Please file an annual report in this form within two months after the anniversary date of registration in the province as required by Section 358 of the *Company Act*.
5. The extraprovincial company must keep at its head office within British Columbia the records and documents required to be kept there by Section 333 of the *Company Act*.
6. Submit this form with a cheque or money order made payable to the Minister of Finance and Corporate Relations, or provide the Registry authorization to debit the fee from your BC Online Deposit Account. Please pay in Canadian dollars or in the equivalent amount of U.S. funds.

B CERTIFICATE OF EXTRA-PROVINCIAL REGISTRATION NO.

A-26400

OFFICE USE ONLY - DO NOT WRITE IN THIS AREA

A FULL NAME OF EXTRAPROVINCIAL COMPANY

FIRST MAJESTIC RESOURCE CORP.

C DATE OF ANNUAL REPORT (anniversary date of registration in B.C.)

Y M D
2003 AUG 21

D Full names and addresses of all directors of the company

LAST NAME	FIRST NAME & INITIALS (if any)	FULL ADDRESS (include postal/zip code)
Kostiuk	Daniel G.	155 East Windsor Road, North Vancouver, BC V7N 1J9
Neumeyer	Keith	14312 - 29A Avenue, White Rock, BC V4P 2H6
Pezzotti	Tony	7855 Rayside Street, Burnaby, BC V5E 2L2

E Full names and addresses of all officers of the company

LAST NAME	FIRST NAME & INITIALS (if any)	OFFICE HELD	FULL ADDRESS (include postal/zip code)
Neumeyer	Keith	President and Chief Executive Officer	14312 - 29A Avenue, White Rock, BC V4P 2H6
Kostiuk	Daniel G.	Secretary and Chief Financial Officer	155 East Windsor Road, North Vancouver, BC V7N 1J9

F Has the extraprovincial company filed at the Corporate Registry all the documents relating to an amendment of the company's charter? If No, please submit documents verified by a Notary or by the proper government authority in the company's home jurisdiction, with the filing fee. Please contact us for information on filing fees.

G Do all of the directors or officers of the company qualify under sections 114 or 133 of the *Company Act*? If No, attach particulars.

H Have all filings related to any changes to the following been filed with the Corporate Registry:
- Address of the head office within British Columbia?
- Address of the head office outside British Columbia?
- Name or address of attorney within British Columbia?

If No, attach appropriate change forms.

I CERTIFIED CORRECT - I have read this form and found it to be correct. Signature of current Director, Officer, or Company Solicitor

[signature]

Y M D
03/09/04

JL\2169.DOC

Printed in B.C 4500068010



BRITISH COLUMBIA

Ministry of Finance
Corporate Registry
or Manufactured
Home Registry

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

DEPOSIT ACCOUNT TRANSACTION

Instructions: Use one transaction form for each document or corporate file submission.

Reference number for future enquiries C 0700128

☐ **PRIORITY SERVICE** – *additional fee required*

SUBMITTING PARTY'S NAME AND MAILING ADDRESS – *Include postal code*
(all correspondence will be returned to the submitting party)

GOWLING LAFLEUR HENDERSON LLP
SUITE 2300, 1055 DUNSMUIR ST.
P.O. BOX 49122, FOUR BENTALL CENTRE
VANCOUVER, B.C. V7X 1J1
TELEPHONE (604) 683-6498

FULL COMPANY NAME – *if applicable*
FIRST MAJESTIC RESOURCE CORP.

INCORPORATION NUMBER – *if applicable*
A-26400

INSTRUCTIONS
Please file 2003 Annual Report.

DIRECT DOCUMENTS TO: *Check (✓) one box only*
- ☐ INCORPORATION UNIT
- ☐ REGISTRATIONS AND ALTERATIONS
- ☐ NAME RESERVATIONS/PARTNERSHIP UNIT
- ☐ CORPORATE SEARCH UNIT
- ☒ CORPORATE EXAMINATIONS UNIT (MAINTENANCE)
- ☐ DISSOLUTIONS
- ☐ SOCIETY UNIT
- ☐ MFG. HOME REGISTRY/REGISTRATION NO. ______

FEE INSTRUCTIONS

FILING FEE	$ 35.00
CERTIFICATION FEE	$
SEARCH/PHOTOCOPY FEE	$
PRIORITY FEE	$
OTHER	$
TOTAL AMOUNT	$ 35.00

☐ DO NOT EXCEED ABOVE TOTAL AMOUNT, *OR*
☐ DEBIT ACCOUNT AS REQUIRED

FEES DEBITED $

FOLIO INFORMATION	PREPARED BY	DATE SIGNED (YYYY MM DD)
V0201830001	June Lee	2003 10 09

BC ONLINE ACCOUNT NUMBER
539129

FIN 704 Rev. 2002 / 1 / 10 WHITE: CORPORATE OR MANUFACTURED HOME REGISTRY YELLOW: CLIENT

RECEIVED
2004 OCT -8 P 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUMMARY REPORT

on the

LA PARRILLA MINE PROJECT

DURANGO STATE, MEXICO

for

FIRST MAJESTIC RESOURCE CORP.

George Cavey, P.Geo.
David R. Gunning P.Eng.
George Sivertz, P.Geo.

April 26, 2004

OREQUEST



SUMMARY

First Majestic Resource Corp has signed a Letter Agreement with Mineral Santa Maria, S.A. de C.V., and Jose Antonio Gamiz Quinones Mina Los Rosarios S.A. de C.V. to purchase certain properties, assets, equipment, and mining concessions, collectively referred to as the La Parrilla property, located in the State of Durango, Mexico. In order to complete the purchase First Majestic must make payments of $3,000,000 over a year. The property land holding consists of 13 surveyed exploitation concessions. Twelve of the concessions are in a single contiguous Los Rosarios block; the separate San Nicolas concession is located 2.0 km south of the main Los Rosarios block.

The property is located 65 km due southeast of the city of Durango in the western part of the Mexican Altiplano at 23° 44' 16" North latitude and 104° 06' 26" West longitude (UTM 590885E-2625190N). The nearest towns are San Jose de la Parrilla, 1.5 km to the north of the property, and the larger Vicente Guerrero, 16 km to the southeast. La Parrilla can be reached from Durango City by two-wheel drive car via Highway 45. The trip requires 1.5 hours; only the last 1.5 km is on a gravel road. There is a 16 kV power line servicing the concentrator on the property; water is provided by pipeline from a well eight kilometers distant.

The La Parrilla property encompasses the formerly-producing Los Rosarios silver-lead-zinc mine, and adjacent silver prospects including the San Jose-San Marcos and San Nicolas areas. The Los Rosarios mine complex includes offices, repair and storage facilities, a tailings structure and a concentrator, currently idle on a care-and maintenance basis.

La Parrilla lies near the western edge of the Mexican Altiplano, an extensive volcanic plateau characterized by narrow, NW trending fault-controlled ranges separated by wide flat-floored basins. In the Durango area the basins have elevations of 1900m to 2100m, and the higher peaks rise to 3000m. This region is cool and dry in the winter months, with a distinct summer rainy season from June to September.

The property is located in the geological subprovince known as the "Altas Llanuras" or "High Plains", on the east flank of the Western Sierra Madre geological province. The Altas Llanuras subprovince is a volcanic highland composed of Palaeocene to Pleistocene sequences of andesite, dacite-rhyolite and basalt, resting on a basement of Cretaceous and earlier calcareous and metasedimentary rocks. The present 'basin and range' topography reflects a series of N to NW trending linear grabens bounded by normal faults along the range fronts.

The La Parrilla mining district is underlain by Middle Cretaceous sedimentary rocks, including limestone, shales, and mudstone. These have been intruded by dykes, sills, and plugs of diorite and quartz diorite. Zones of reaction skarn and hornfels have formed in the sedimentary rocks adjacent to the intrusive contacts. The silver-lead-zinc mineralization in the various sectors of the La Parrilla property is hosted in vein-fault zones, breccias and replacement bodies. These occur within the porphyritic intrusive rocks and in the adjacent limestone, skarn, and hornfels. The most important mineralization known at La Parrilla was exploited in the former operations of the Los Rosarios mine, and was extracted from a vein-fault with a NW strike and a moderate to steep NE dip. This structure contains two main oreshoots which have been explored and mined underground on 6 levels to a point 330m down-dip from outcrop, along a strike length of approximately 660m. In most places, the vein-fault is contained within quartz diorite or diorite intrusive rock, but in parts of the NW section it has a footwall of intrusive rock with hornfelsed sedimentary rocks and limestone in the hanging wall. The vein-fault is reported to have been mined over widths ranging from 2m to 8m.

Mining of supergene enriched silver ores began in the San Jose de la Parrilla district in the mid to late 1500s. Various small mining companies operated during the later Colonial era and during the years of the Republic. Modern exploration and mining began with evaluations of the area by Asarco and the Potosi Mining Company in the 1950s. In 1968, the Comision de Fomento Minero began operations with a small (1850 tonnes per month) flotation mill on the Los Rosarios mine property. From this time until 1999, the mill treated ore from surrounding mines as well as approximately 475,000 tonnes of silver-lead-zinc ore from the Los Rosarios mine with grades averaging between 250-300 g/t Ag.

In 1982, the Consejo de Recursos Minerales (CRM) conducted an evaluation of the Los Rosarios-La Blanca vein system; this work included underground sampling and mapping, and diamond drilling from surface and underground. A total of 884m of drilling was carried out; this was distributed amongst 3 holes collared on surface and 4 holes collared underground. The San Jose and San Nicolas prospects, part of the La Parrilla property, were also explored by the CRM in 1982. San Jose, centred at UTM 592500E – 2624800N, 1.6 km ESE of the Los Rosarios portal, is covered by the San Jose and Extension La Rosa concessions. The CRM report describing the work at San Jose indicates that surface geological mapping was completed and three diamond drill holes, totalling 701m, were put down to test the WNW striking San Jose vein. The first two holes intersected oxidized vein material containing low to moderate silver grades (10-140 g/t) at (downhole) depths of 130m and 175m respectively. The third and deepest hole intersected Pb-Zn sulphide mineralization grading 341.6 g/t Ag, 3.5% Pb, and 5.6% Zn at a depth of 263m. The CRM interpreted the intersections in these holes to belong to represent the San Jose vein (Payan Gonzalez, 1982).

The San Nicolas prospect, located 2.2 km SSE of the Los Rosarios portal at 591500E-2623000N, is covered by the San Nicolas concession. The CRM carried out geological mapping here, and completed one diamond drill hole for a total of 310m. The hole, which was entirely within the oxidized zone, intersected no significant silver mineralization.

First Majestic Resource Corp. recently completed a sampling program in the accessible sections of the lower underground workings and old near-surface stopes of the Los Rosarios mine. A total of 712 samples were collected underground from the 7 level and 8 level drifts, and the 9 level stope. A small number of samples were collected from outcrops of the Los Rosarios vein and from old near-surface workings.

A mineral resource estimation was performed in March 2004, based on data obtained from mapping and sampling the accessible sections of the 7, 8, and 9 levels of the Los Rosarios mine. The estimation was initially made by Ing. Florentino Munoz Cabral, Director-General of Exploraciones Geologico-Mineras de Occidente, S.A. de C.V. with assistance from Ing. Hugo Silva and Ing. Jose Maria Morelos after conducting the underground mapping and sampling work.

The results of this resource estimation, together with working records, drift plans and cross sections were forwarded to OreQuest Consultants Ltd for review. The review of the data resulted in OreQuest re-estimating and categorizing the resource based entirely on the results of the recently completed sampling. OreQuest estimates a measured resource of 56,000 tonnes grading 320 grams per tonne silver with an additional indicated resource of 34,200 tonnes grading 240 grams per tonne silver. The data indicates that there are sections with lower than average grades as well as the converse and there is the potential to improve the grade slightly using selective mining methods, which will of course also reduce the tonnage.

Both of the oreshoots remain untested at depth and the eastern oreshoot may continue to the east of the existing 8 level drift face. In addition to the measured and indicated resource OreQuest has estimated an inferred resource of 42,900 tonnes grading 300 grams. The lack of historic assay plans prevents any prediction of grade trends with respect to depth.

A surface exploration program is recommended to explore the La Parrilla property, specifically the Los Rosarios, San Jose and San Nicolas vein systems. This program will include the preparation of orthophoto and digital topographic maps, geological mapping, geochemical sampling and diamond drilling. The targets in the Los Rosarios mine area include the largely unexplored zone of oxidation in the higher levels of the Los Rosarios vein-fault and sulphide mineralization below the 1925 metre elevation in the same system.

A program of underground exploration, mine rehabilitation, bulk sampling, and mill pilot metallurgical testing is also recommended. The optimum method of gaining information would be to advance the 8 level drift 150 meters to the east. This advance should generate 600 tonnes of material that should be segregated by grade and hopefully enough material results to adequately test the concentrator. This program would permit the assessment of the concentrating plant as well as primary mine infrastructure.

Diamond drilling from either surface or underground, depending on the cost to mobilize and operate a rig underground is recommended to test both the oreshoots below the 9 level as well as the eastern oreshoot east of the existing face. Although holes may be longer from surface than from underground they might be less expensive due to the ability to use a larger drill with better productivity.

In addition to the surface drilling and the subsurface testing, it is recommended that company proceed with socio-economic and baseline environmental studies as a first step towards a more advanced development plan which will lead to a scoping study or pre-feasibility study. The recommended Phase I program is estimated to cost US$800,000.

TABLE OF CONTENTS



LIST OF ILLUSTRATIONS

LIST OF TABLES

LIST OF APPENDICES



INTRODUCTION AND TERMS OF REFERENCE

This report presents an independent technical review of the geology and resources of the La Parrilla silver mine project, located in Durango State, Mexico (Figure 1). This report has been prepared by OreQuest Consultants Ltd. for First Majestic Resource Corp. (First Majestic) to support the acquisition of the La Parrilla (Mina Los Rosarios) property, and is prepared under the terms set out in NI 43-101. The property is currently owned by Mineral Santa Maria, S.A. de C.V., and Jose Antonio Gamiz Quinones Mina Los Rosarios S.A. de C.V. This report has been prepared to support the acquisition of the property and will also be used to support required filing with any Canadian regulatory authorities.

The focus of this report is the Los Rosarios vein-fault system, which is located in the northwestern section of the La Parrilla property. Data collected by the CRM from the San Jose and San Nicolas areas, located 1.6 km ESE and 2.2 km SSE of the Los Rosarios mine portal, are briefly summarized. The historical information herein is derived from a review of the documents listed in the References section of this report and from information provided by the vendors of the project. A complete list of the reports available to the authors is found in the References section of this report. G. Sivertz visited the La Parrilla property from February 9th-13th, 2004 and completed a thorough review of the available Los Rosarios technical data. The Sivertz visit focussed on the Los Rosarios mine area; the adjacent San Jose-San Marcos prospect was examined very briefly and the San Nicolas area was not visited. D. Gunning visited the property on February 10th, 2004. G. Cavey has not been to the property but has visited other gold-silver properties in Mexico and supervised a number of exploration programs in the Mexico Sierra in the last 10 years.

The material found in this technical report is a compilation of previous reports, program updates, consultant reports, and corporate press releases available for review. There were no limitations put on the authors in preparation of this report. The authors have relied on two principal sources of information for the data contained in this report as follows: Consejo de Recursos Minerales (CRM) technical files located at the property, and OreQuest technical files. Therefore, in writing this technical paper the authors have relied on the truth and accuracy presented to them from the sources listed in the Reference section of this report but have also performed checks against historical data in order to provide verification of the reliability of the data. In addition, information in this report was obtained from recent press releases authorized for distribution into the public domain from the participating companies. The data for this 2004 La Parrilla property report is principally contained in the following reports and maps:

- the 1982 report titled "Second-Phase Exploration- Diamond Drilling of the Protectora, Protectora-2, Extension La Rosa, San Jose and San Marcos claims in the La Parrilla Mining District, Nombre de Dios Municipality, Durango State" by Ing. Rene Payan Gonzalez.
- A series of plans and cross sections of the Los Rosarios mine, drawn by the Comision Fomento Minero Sucursal Durango and Mina Los Rosarios S.A. de C.V. between 1960 and 1992.

All references to currency in this report are in US dollars. All units in this report are metric unless otherwise stated.

DISCLAIMER

OreQuest Consultants Ltd ("OreQuest") has not reviewed the land tenure, nor has it reviewed the legal status or ownership of the properties or underlying option or joint venture agreements. A title opinion has been provided to the authors by First Majestic prepared by their Mexican solicitor Carlos Galvan Pastoriza on April 6, 2004 to support the acquisition is attached in Appendix I. The results and opinions expressed in this report are based on the field observations of the writers and the geological and technical data listed in the References. OreQuest has studied the information provided by Jose Antonio Gamiz


N


DURANGO
STATE
LA PARRILLA
PROJECT
MEXICO


0
300 Kilometres

OREQUEST 

FIRST MAJESTIC RESOURCE CORP.

Figure 1
LA PARRILLA

LOCATION MAP

STATE OF DURANGO, MEXICO

APRIL 2004 XY3

Quinones Mina Los Rosarios S.A. de C.V. and the Comision de Recursos Minerales ("the CRM"), and believes the information to be reliable, but OreQuest has not made an in-depth independent investigation to verify its accuracy and completeness.

The opinions, conclusions and recommendations presented in this report are conditional upon the accuracy and completeness of the information supplied by Jose Antonio Gamiz Quinones Mina Los Rosarios S.A. de C.V. and the CRM, and the understanding that no information has been withheld that would materially affect the conclusions and recommendations stated. OreQuest reserves the right, but will not be obliged, to revise this report if additional information becomes known to OreQuest subsequent to the date of this report. OreQuest assumes no responsibility for the actions of First Majestic Resource Corp. respecting the distribution of this report.

PROPERTY LOCATION AND DESCRIPTION

La Parrilla is located 65 km SE of the city of Durango, in Durango State as shown in Figure 1, at roughly 23° 44' 16" North latitude and 104° 06' 26" West longitude (UTM 590885E-2625190N). The landholdings of the property are comprised of thirteen surveyed exploitation concessions totaling 282.5653 hectares, as shown in Figure 2 and tabulated in Table I. The concessions are contiguous except for the 95.4983-hectare San Nicolas block, which is centred two km south of the Los Rosarios concession. The concessions and other real property comprising the La Parrilla property are owned by Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quinones Mina Los Rosarios, S.A. de C.V. (the "Los Rosarios Vendors").

According to a Press Release dated January 13, 2004, First Majestic Resource Corp has signed a Letter Agreement to purchase the properties, assets, equipment, and mining concessions owned by the Los Rosarios Vendors for US$3,000,000, payable over a period of 12 months, according to the following schedule:

- US$1,000,000 upon closing the transaction;
- US$500,000 3 months after the closing date;
- US$500,000 6 months after the closing date;
- US$1,000,000 on the anniversary of the closing date, less one day.

In Mexico, the location of a concession is determined from the location of a single claim monument with all corners being located based on surveyed distances and bearings from that monument. These distances and bearings must be determined and verified by a licensed surveyor. The monument may be placed outside of the claim boundaries. Although the perimeters may have not been partially or entirely surveyed, the method of locating the claim corners constitutes a legal survey.

A summary of the claim tenure information is located in Table I below. The claims that comprise the La Parrilla project are shown on Figure 2, all claims are located in the Nombre de Dios, Durango State and all are Exploitation claims. There is one claim in the centre of the main group that is owned by another party that is along the strike of the Rosarios vein.

TABLE 1 - MINING CONCESSIONS (after Jose Antonio Gamiz Quinones Mina Los Rosarios, S.A. DE C.V.)

Name	Title No.	Annual Fees[1]	Claim Validity Issue Date to Exiry Date	Area Hectares
EXTENSIÓN ROSA	169303	$93.81	06/11/1981 to 05/11/2031	6.0000
PROTECTORA No. 2	169302	$515.75	06/11/1981 to 05/11/2031	32.3560

591,000 E
592,000 E
593,000 E
594,000 E

N

AMPL.DE LOS ROSARIOS T.169307

AMPL. DEL ROSARIO 2 T.169312

UNDERGROUND MINE WORKINGS

LOS ROSARIOS T. 171082

SAN JOSE T.169309

2,625,000 N

SALVADOR T.169306

ROSARIO T.169305

EXTENSION ROSA T.169303

ROSA Y ANEXAS T. 169304

LOS MICHOSOS T. 169308

PROTECTORA 2 T.169302

SAN MARCOS T.169310

2,624,000 N

LA PROTECTORA T. 169311

SAN NICOLAS T.169313

2,623,000 N

2,622,000 N

591,000 E
592,000 E
593,000 E
594,000 E

0 500 Metres



OREQUEST



FIRST MAJESTIC RESOURCE CORP.

Figure 2

LA PARRILLA

CLAIM MAP

STATE OF DURANGO, MEXICO

APRIL 2004 XY3

"After First Majestic - F. Munoz and R. Davila, 2004"

ROSA Y ANEXAS	169304	$62.48	06/11/1981 to 05/11/2031	4.0000
ROSARIO	169305	$93.81	06/11/1981 to 05/11/2031	5.3670
EL SALVADOR	169306	$15.58	06/11/1981 to 05/11/2031	1.0000
AMPL. DE LOS ROSARIOS	169307	$62.48	06/11/1981 to 05/11/2031	4.0000
LOS MICHOSOS	169308	$250.09	06/11/1981 to 05/11/2031	15.9673
SAN JOSE	169309	$93.81	06/11/1981 to 05/11/2031	6.0000
SAN MARCOS	169310	$156.28	06/11/1981 to 05/11/2031	10.0000
LA PROTECTORA	169311	$1,312.57	06/11/1981 to 05/11/2031	83.8767
AMPL. DEL ROSARIO No. 2	169312	$124.96	06/11/1981 to 05/11/2031	7.5000
SAN NICOLAS	169313	$1,500.18	06/11/1981 to 05/11/2031	95.4983
LOS ROSARIOS	171082	$171.86	09/08/1982 to 08/08/2032	11.000
TOTAL		**$4,453.63**		**282.5653**

Note: 1 – Fees are due to the government twice a year, in January and in July. The "Annual Fee" column represents both payments in US dollars. The authors have been advised that the January payment has been made. Fees are based on hectares and the date of issuance of the mining concession title and are accrued in Mexican Pesos which have been converted to US$ at 11.30 pesos per US dollar in the Table.

The minimum annual work requirement for these mining concessions is approximately, $5,000.00 U.S. Dollars. According to the Mining Law and Ruling, there is no obligation to submit the evidence of the work expenditures to the authorities unless the company has more than 1,000 hectares. Nevertheless, it is recommended to submit the required information annually in May for the previous reporting year.

During the time of operation of the Los Rosarios mine, a local mine grid was used as a base for all maps and sections. All of the maps of the Los Rosarios mine workings are based on the local coordinates with an origin of 10,000 North and 10,000 East. The mine grid coordinates of the Los Rosarios mine No.1 Level Portal, as scaled from the available maps, are 9973E-9962N (elevation 2147m), so the mine grid origin (10000E-10000N) is 27m east and 38m north of the No.1 Portal. The UTM location (NAD 27 datum) of the mine portal, as determined by the average of five repeated GPS readings, is 0590888E – 2625192N (+/- 5m), with a GPS elevation of 2168m (+/- 5m). The calculated UTM longitude for mine grid 10,000E is therefore 0590915E, and the UTM latitude of mine grid 10,000N is 2625230N. It appears that the elevation obtained by GPS is 21m higher than the elevations shown on the mine plans. In order to maintain continuity with previous practice, the mine grid locations are used in this report wherever possible. In the cases of the San Jose-San Marcos and San Nicolas areas, local working grids were used by the CRM. These were not tied to the Los Rosarios mine grid. As a result the locations of features such as mine workings, drill hole collars and sample sites in these areas are not accurately recorded.

ACCESS ROUTES, PHYSIOGRAPHY AND CLIMATE

Access from Durango City is gained by travelling Highway 45 southeast towards Zacatecas a distance of 75km, to a turnoff to the town of San Jose de la Parrilla, which lies 4 km SW of the highway. From here a rough gravel track leads 1.5 km south to the mine property. The trip from Durango City requires 1.5 hours.

The La Parrilla property covers the bases and lower flanks of a series of low, steep-sided, brush-covered ridges lying south of the village of San Jose de la Parrilla. These form part of the eastern edge of a northwest trending mountain range. To the east and northeast of the range is a wide, flat-floored valley.

Elevations range from 2165m at the Los Rosarios mine portal to 2325m at the apex of the Los Rosarios vein outcrop on the hill above the mine workings.

The climate is generally dry with sporadic, often violent rainstorms in the hot summer months. The average precipitation in the property area is about 600 mm mainly between May and October. The winter months are cool and dry; snow is rare but nighttime temperatures approaching the freezing mark are common in the higher locations. Yearly average temperatures are about 25 degrees Celsius. Grasses, small trees and shrubs along with several varieties of cacti make up most of the vegetation on the steep hillsides, and larger trees are found near springs and streams.

The mine has previously been in production so has demonstrated that the property is of sufficient area to support possible future production.

Water is supplied to the concentrator from a well 8 kilometers away via a 3-inch diameter pipeline. This water combined with reclaimed process water and minor seepage into the mine was sufficient for past plant operations.

No environmental reports were provided for the property. As for most mines the primary sources of potential environmental liability would be the tailings pond or potential Acid Rock Drainage "ARD" and metal leaching. Waste rock from mining is used entirely as fill in underground stopes and it is common for additional fill to be broken as required, hence there are no significant waste dumps at the property. No ARD studies have been done for the project but there is a significant of limestone present in the underground workings and even in the ore meaning that ARD is unlikely and if present it could be easily mitigated by mining some of the nearby limestone.

The tailings pond is typical sand construction and contains past production of about 750,000 tonnes grading an estimated 50 grams of silver and 0.2% lead along (Figure 3). No cyanide has been used at the property and is not currently an environmental factor. The top elevation of the tailings impoundment is nearing the discharge elevation of the tailings from the plant and there is reported 3-5 years of capacity left in the pond (Davila, personal communication). Operation beyond this time would require either the expansion of the tailings site or the placement of tailings hydraulically as fill underground. Other than the highway there are no major watercourses or dwellings downstream of the tailings pond.

LOCAL RESOURCES AND INFRASTRUCTURE

The residents of San Jose de la Parrilla and the neighboring larger towns like Nombre de Dios are primarily farmers although some were employed at the Los Rosarios mine in previous years. It is likely that skilled tradesmen and miners could be hired from these nearby population centers; if not, Durango State has a long mining tradition and skilled labour is generally available in the larger population centers.

The broad valley immediately east of the La Parrilla property is relatively densely populated and well developed, both the quality of infrastructure and population density increase towards the city of Durango, 65 km to the northwest. Any of the materials, supplies, and labour required to support exploration and mining activities is available in Durango City and the surrounding region. Telephone service, internet access, and basic necessities are available in the village of San Jose de la Parrilla.

The Los Rosarios mine complex, located in the western sector of the La Parrilla property, includes offices, repair and storage facilities, a tailings structure and a concentrator, currently idle on a care-and maintenance basis (Figure 4). The original concentrator was built by the Comision de Fomento Minero in 1961. From this time until 1999, the Los Rosarios mine and others in the district produced silver-lead-zinc


N

591,000 E

2,625,500 N

AMPL. DE LOS ROSARIOS

CONCENTRATOR

TAILINGS

EJIDO BOUNDARY

LOS ROSARIOS PORTAL

LOS ROSARIOS

AMPL. DE LOS ROSARIOS 2

0 — 200 Metres

"After First Majestic - F. Munoz and R. Davila, 2004"


OREQUEST

FIRST MAJESTIC RESOURCE CORP.

Figure 3

LA PARRILLA

SURFACE INFRASTRUCTURE

STATE OF DURANGO, MEXICO

APRIL 2004 XY3

ore that was processed in this facility (Davila, personal communication 2004). The present concentrator has a reported nominal capacity of 180 tonnes per day and is equipped with both flotation and cyanide circuits for use after a single common crushing and grinding circuit. The cyanide circuit was installed in 2003 and has never been operated (Davila, 2004).

MINING AND EXPLORATION HISTORY

Mining of supergene enriched silver ores began in the San Jose de la Parrilla district in the mid to late 1500s. Various small mining companies operated during the later Colonial era and during the years of the Republic. Modern exploration and mining began with evaluations of the area by Asarco and the Potosi Mining Company in the late 1940's. In 1950, the Potosi Mining Company operated two small mines in the district, named Vacas and Las Animas. Between 1954 and 1961 production from the San Marcos showing is reported as 100,000 tons grading 266 g/t Ag. At this time ores were mined at San Jose (50,000 tonnes of 200 g/t Ag), Quebradilla/El Recuerdo (50,000 tonnes of 300g/t Ag), and Los Rosarios (50,000 tonnes grading 750 g/t Ag).

Between 1961 and 1968 oxide ore was hand sorted on site with the direct shipment of material to the smelter in Torreon. It is reported that some 55,000 tonnes were treated in this fashion at grades of 550 g/t Ag. These reports were provided to the authors and cannot be verified they are believed reliable but are not specific in terms of recovered grade or head grade or even whether they are based on standard or metric tonnes. They are included as historic reference of the size of past production.

In 1968, the Comision de Fomento Minero began operations with a small (1850 tonnes per month) flotation mill on the Los Rosarios mine property. From this time until 1999, the mill treated ore from surrounding mines as well as approximately 475,000 tonnes of silver-lead-zinc ore from the Los Rosarios mine with grades averaging between 250-300 g/t Ag. This production represents between 4 and 5 million ounces of silver. These production records were provided to the authors and cannot be verified they are believed reliable but are not specific in terms of recovered grade or head grade or even whether they are based on standard or metric tonnes. They are included as historic reference of past production.

The tailings pond at La Parrilla is estimated to contain about 800,000 tonnes of tailings with about two thirds of the mill feed, or 475,000 tonnes, coming from the Los Rosarios mine which exploited a NW striking, NE dipping vein-fault structure that has been explored and mined underground on 6 levels to a point 330m down-dip from outcrop, along a strike length of approximately 660m. The vein-fault is reported to have been mined over widths ranging from 2m to 8m. Although annual mine summary reports were not found on site, some monthly metallurgical balances were provided and are discussed in detail in the Mineral Processing and Metallurgical Testing section of this report. The authors were unable to locate any mineral reserve or mineral resource estimation that had been prepared either prior to or during the previous production at the mine.

In 1982, the Consejo de Recursos Minerales (CRM) conducted an evaluation of the Los Rosarios-La Blanca vein system; this work included underground sampling and mapping, and diamond drilling from surface and underground. A total of 884m of drilling was carried out; this was distributed amongst the three holes collared on surface and four holes collared underground. The results of the CRM work in the Los Rosarios mine area are discussed in the "EXPLORATION" and "DRILLING" sections of this report.

The San Jose-San Marcos and San Nicolas prospects, part of the La Parrilla property, are reported to be geologically similar to the Los Rosarios mine area and were also explored by the CRM in 1982. San Jose, centred at UTM 592500E – 2624800N, 1.6 km ESE of the Los Rosarios portal, is covered by the San Jose and Extension La Rosa concessions. The CRM report describing the work at San

Jose indicates that surface geological mapping was completed and three diamond drill holes, totalling 701m, were put down to test the WNW striking San Jose vein. The first two holes intersected oxidized vein material containing low to moderate silver grades (10-140 g/t) at (downhole) depths of 130m and 175m respectively. The third and deepest hole intersected Pb-Zn sulphide mineralization grading 341.6 g/t Ag, 3.5% Pb, and 5.6% Zn at a depth of 263m. The CRM interpreted the intersections in these holes to belong to represent the San Jose vein (Payan Gonzalez, 1982). The CRM used an arbitrary working grid at the San Jose prospect, which was not tied to the Los Rosarios mine grid. No survey data are available. Consequently the locations of the CRM samples and drill holes are not accurately recorded.

The San Nicolas prospect, located 2.2 km SSE of the Los Rosarios portal at 591500E-2623000N, is covered by the San Nicolas concession. The CRM carried out geological mapping here, and completed one diamond drill hole for a total of 310m. The hole, which was entirely within the oxidized zone, intersected no significant silver mineralization. The locations of the drill hole collar and CRM samples are not accurately recorded.

REGIONAL GEOLOGICAL SETTING

The property is located in a geological subprovince known as the "Altas Llanuras" or "High Plains", on the east flank of the Western Sierra Madre geological province. The Altas Llanuras subprovince, shown in part in Figure 4, is a volcanic highland composed of Palaeocene to Pleistocene sequences of andesite, dacite-rhyolite and basalt, resting on a basement of Cretaceous and earlier calcareous and metasedimentary rocks. The present 'basin and range' topography reflects a series of N to NW trending linear grabens bounded by normal faults along the range fronts.

The La Parrilla mining district is underlain by Middle Cretaceous sedimentary rocks, including limestone, shales, and mudstone as seen in Figure 5. Dykes, sills, and plugs of diorite and quartz diorite have intruded these sediments. Zones of reaction skarn and hornfels have formed in the sedimentary rocks adjacent to the intrusive contacts.

LOCAL GEOLOGY AND MINERALIZATION

In the area of the Los Rosarios mine and the San Jose and San Nicolas prospects, the oldest exposed rocks are interbedded limestone, shale, and mudstone of Middle Cretaceous age (Figure 5). The limestone typically occurs as 20-60cm thick beds that alternate with 1-3cm beds of black calcareous shale and 10-15cm beds of grey siltstone. These rocks are folded along NE-SW axes, with moderately to steeply dipping limbs. The sedimentary rocks are intruded by a complex of dykes, sills, and small plugs of porphyritic diorite and quartz diorite that outcrops as a stock-like body with numerous large inclusions of sedimentary "country rock". This intrusive complex is composed mainly of NE striking, NW dipping sill- and dyke-like bodies that form a mass approximately 1.5 km in diameter that is slightly elongated along a NNW-SSE axis. According to the CRM, samples of the intrusive rocks dated at the University of Arizona at Tucson yielded late Cretaceous ages. Numerous blocks of sedimentary rocks are incorporated into the complex structure of the intrusive mass; these have been altered by contact metamorphism into hornfels and calc-silicate rock ("skarn").

The principal structural control on mineralization in the Los Rosarios mine area is a NW striking fault, named the Los Rosarios-La Rosa vein, that dips between 60 and 70 degrees to the NE. On the La Parrilla property this structure outcrops discontinuously from near the NE corner of the "Salvador" concession to the eastern boundary of the "Rosa y Anexas" concession, a distance of approximately 800 metres. Underground, it has been explored for a strike length of about 660 metres and to a vertical depth of approximately 330m below outcrop (1925m ASL). Mineralization in this structure has the form of quartz-sulphide veins and bodies of quartz-sulphide breccia. There are reported to be several distinct, sub-


550,000
2,700,000
2,650,000
104° 30'W
SIERRA DE LA SILLA
CERRO DE MINITAS
AVINO
CANATLAN
GUADALUPE VICTORIA
FCO. I. MADERO
CERRO DE MERCADO
DURANGO
El Sagal
NOMBRE DE DIOS
VILLA UNION
PARRILLA
SAN JOSE DE LA PARRILLA
LA PARRILLA PROJECT
MEZQUITAL
LEGEND
Qal Quaternay alluvial deposits (sand, gravel, silt, clay)
Qb Basaltic flows (metates formation)
Tsc Upper Tertiary Continental
Unconso lidated clastic deposits of sands, gravels, and clays
(Los Hanes and Santa Ines Formations)
Tsv Upper Tertiary Volcanic
Rhydites, tuffs, rhyolite breccias ignimbrites and basalts
(Upper Volcanic series)
Tiv Lower Tertiary Volcanic
Andesites, tuff and porphyritic andesites
(Lower Volcanic Series)
Ksm Upper Cretaceous Marine
Limestones, shales, and sandstones
(Indidura and Caracol Formations)
Kim Lower Cretaceous Marine
Thin & massive limestone stratifications with clay, and lenses and/or flint modules intercalations (Cuenta del Cura Formation and Caliza Aurora (Comancheana Series)
Clayey limestone with marls and shales from Taraises and Caliza Cupido (Coahuiliana Series) Limestone and shales with microfauna in thin layers (Mezcalera Formation)
Igi Rhyodacite porphyry, dacitic, and granodiorites, trachiites, dykes and alaskites stocks. Granites to quartz monzonites, granodiorites, and monzonites with aplite, alaskite and latite dykes.
0 20 Kilometres
From CRM, 1993
OREQUEST
FIRST MAJESTIC RESOURCE CORP.
Figure 4
LA PARRILLA
REGIONAL GEOLOGY
STATE OF DURANGO, MEXICO
APRIL 2004
XY3

104°06'42"

23°44'41°

LEGEND

0 — 1 Kilometre

Qal	Alluvium
Toc	Silicification
D	Diorite
Kscg	Calcarcous conglomerate
Kmc	Limestone
	Geologic contact
	Claim boundary
	Third party claim
80°	
	Shaft
70°	Vein
	Fault fracture
	Mine or prospect
	Road
	Town site
	River or stream

OREQUEST



FIRST MAJESTIC RESOURCE CORP.

Figure 5

LA PARRILLA

PROPERTY GEOLOGY

STATE OF DURANGO, MEXICO

APRIL 2004 XY3

From CRM, 1993

vertically plunging zones of mineralization in the plane of the vein-fault, separated by virtually barren sections. This geometry was responsible for the name Los Rosarios, "the rosaries".

At the San Jose prospect, the San Jose structure is reported by the CRM to have geometry similar to the Los Rosarios vein-fault, with a NW to NNW strike and a moderate to steep NE dip. The San Jose mineralization closely follows the contacts between a porphyritic quartz diorite dyke or sill and calcareous metasedimentary rocks. Mineralized structures at San Nicolas are also associated with intrusive dykes, but the predominant strike is NNW.

Other controls on mineralization include structures associated with the tight NE-striking folds in the sedimentary rocks, stratigraphic contacts, and intrusive-sedimentary contacts and their contact metamorphic aureoles. These are responsible for systems of replacement and vein mineralization in structures diagonal to the Los Rosarios vein-fault.

The principal sulphide minerals at La Parrilla are pyrite, sphalerite, galena, and tetrahedrite. Gangue minerals in veins and breccia matrix are quartz and calcite; wollastonite and garnet are found in some breccias and replacement zones.

DEPOSIT TYPES

The La Parrilla project lies at the north-western end of the Faja de Plata which is principally known for its world class silver deposits, but large tonnages of lead, zinc, copper and gold have also been mined. **The mineralization outlined in the deposits discussed in the section of this report are not necessarily indicative of the mineralization on the La Parrilla property**. Many of the smaller districts and prospects remain under explored. There are a variety of deposit types, large quartz veins were mined in the Zacatecas District and are now being developed in the Fresnillo District, in addition, bulk tonnage intrusion related deposits in stockworks, skarns, chimneys and mantos have also been identified in the Faja de Plata and remain prospective exploration targets. Deposits recently discovered at Francisco I. Madero and El Salvador are thought to be sedimentary exhalative or volcanogenic in origin - a deposit type virtually unexplored in the Faja de Plata. Currently, exploration is active in the Faja de Plata, as several major companies have staked large claim blocks. The mineralized structures in the La Parrilla mining camp are thought to have similarities to intrusion-related mineralization in the Fresnillo, Sombrerete, and Chalchihuites districts in Zacatecas.

The nearest large operating mine complex is San Martin/Sabinas, located in Sombrerete, Zacatecas, 35 km SE of La Parrilla. The San Martin/Sabinas complex, owned by Grupo Mexico S.A. de C.V., is one of the oldest mining districts in Mexico. Mineralization consists of Ag-Cu-Pb-Zn veins and Cu-Zn-Ag bearing skarns, hosted by thin-bedded limestone, shale, and mudstone of Middle Cretaceous age and early Tertiary granodiorite-quartz monzonite intrusive rocks. Currently, Mexico's largest underground mine, the San Martin mining unit, is recovering silver, copper, lead and zinc from two concentrators with a combined throughput of 5800 tonnes per day (Grupo Mexico, 2004). Sabinas ore grades around 4% Zn, 1% Cu, 120 g/t Ag and 0.5% Pb while the San Martin mine has had a historical average grade of around 5% Zn, 1% Cu, 150 g/t Ag and 0.5% Pb.

The near-by Fresnillo silver mining district in neighbouring Zacatecas State contains many high-silver vein deposits. One of the larger, classic veins of this camp is the Santo Niño vein. This mineralized vein is not well exposed at surface; instead, at surface there is a small stockwork of small veins and veinlets that may define the vein at depth. The Santo Niño vein was discovered by drilling at a depth of 300m below the surface and has now been traced for 2.5 km in length and 500m in depth with a vein width of 0.1-4.0 m. (average 2.5 m). The initial discovery hole in 1975 intersected 1,087 g/t silver, 1.62 g/t gold 0.4% lead and

0.7% zinc over a true width of 3.0 m. This vein has become the largest silver producer in the Fresnillo camp, 1988 reserves of 1.2 million tonnes 769g/t silver, 0.56g/t gold, 0.99% zinc, 0.50% lead and 0.03% copper (Gemmel et al, 1988).

EXPLORATION

The exploration history of the property includes an historic phase and the current phase of evaluation by First Majestic Resource Corp. The only records of past exploration work on the Los Rosarios mine section of the property available to the writer are those of a 1982 program conducted by the Consejo de Recursos Minerales (CRM) in the Los Rosarios, San Jose and San Nicolas areas. The work at Los Rosarios included surface geological mapping and preparation of a 1:1000 scale geological plan, selective underground mapping and sampling, and estimation of "reserves" remaining in the mine. In addition, three surface and four underground diamond drill holes were completed (described in the "DRILLING" section of this report). This work appears to have been done largely to provide technical advice and direction to the owner of the mine.

The San Jose-San Marcos and San Nicolas prospects, part of the La Parrilla property, are reported to be geologically similar to the Los Rosarios mine area and were also explored by the CRM in 1982. San Jose, centred at UTM 592500E – 2624800N, 1.6 km ESE of the Los Rosarios portal, is covered by the San Jose and Extension La Rosa concessions. The CRM report describing the work at San Jose indicates that surface geological mapping was completed and three diamond drill holes, totalling 701m, were put down to test the WNW striking San Jose vein. The first two holes intersected oxidized vein material containing low to moderate silver grades (10-140 g/t) at (downhole) depths of 130m and 175m respectively. The third and deepest hole intersected Pb-Zn sulphide mineralization grading 341.6 g/t Ag, 3.5% Pb, and 5.6% Zn at a depth of 263m. The CRM interpreted the intersections in these holes to belong to represent the San Jose vein (Payan Gonzalez, 1982).

The San Nicolas prospect, located 2.2 km SSE of the Los Rosarios portal at 591500E-2623000N, is covered by the San Nicolas concession. The CRM carried out geological mapping here, and completed one diamond drill hole for a total of 310m. The hole, which was entirely within the oxidized zone, intersected no significant silver mineralization.

In 2004, First Majestic Resource Corp. completed a sampling program under the direction of OreQuest Consultants, in the accessible sections of the lower underground workings and old near-surface stopes of the Los Rosarios mine. The underground samples were collected from the 7 level and 8 level drifts, and the 9 level stope. The procedures used and the results obtained from this work are discussed in the section of this report entitled "UNDERGROUND EXPLORATION AND DEVELOPMENT".

DRILLING

The CRM completed 884m of diamond drilling into the Los Rosarios vein-fault target in 1982. Four short "packsack" holes were drilled underground, one from a hanging wall crosscut in the 8 level and three from the main winze at a point 30m below the 8 level. The three surface holes were drilled from the hangingwall side of the vein-fault from widely-spaced sites to the east of the main access winze.

The underground holes were drilled in attempt to test the grade of the vein-fault at shallow depths below the 8 level and to explore for mineralization associated with the NE striking dykes that cross-cut the trend of the main vein. A set of three holes was drilled from a single set-up near the bottom of the main winze, 30m vertically below the 8 level, in the hanging wall of the vein.

- Hole BC-1 was drilled at right angles to the vein strike (azimuth 210 degrees) and intersected a

sequence of calcareous sedimentary rock, recrystallized limestone, and calc-silicate rock. A 5.04m section of slate mineralized with pyrite, galena, sphalerite and calcite, interpreted by the writer to represent the main vein-fault, assayed 138 g/t silver.

- A second hole, BC-2, drilled sub-parallel to the vein fault (azimuth 288 degrees) cut a porphyritic quartz diorite dyke followed by a sequence of hornfels, slate, calc-silicate rock and recrystallized limestone. A 0.96m intercept containing pyrite, galena and sphalerite in recrystallized limestone graded 250 g/t silver. This intercept is considered by the writer to be a transverse structure in the hanging wall of the main vein-fault.
- Hole BC-3, drilled at a 45 degree angle to the main vein (azimuth 165 degrees), intersected minor quartz diorite porphyry followed by calcareous slate and recrystallized limestone. The section from 4.4m to 27.28m, apparently representing the main vein-fault, averaged 224 g/t silver and included a 6.4m section assaying 400 g/t Ag.
- The fourth underground hole was collared in a hanging wall crosscut, 25m north of the 8 level drift and 30m east of the BC1-3 set-up. It was drilled sub-parallel to the main vein-fault (azimuth 137 degrees) and intersected sections of porphyritic quartz diorite alternating with narrow zones of calc-silicate rock and recrystallized limestone before entering a sequence of hornfelsed slate and calc-silicate altered limestone. The hole contained varying amounts of pyrite, galena, and sphalerite from 10.5m to 31.5m; the best-mineralized sections included 2.95m grading 144 g/t Ag and 1.6m grading 180 g/t Ag.

The three surface holes were intended to explore the extension of the Los Rosarios vein-fault system to the southeast of the mine workings existing at the time. The targeted pierce points apparently deepened somewhat to the east but were generally in the elevation ranges of the deepest workings of the mine.

- The westernmost hole, BL-5, was collared 488m east of the main mine portal, at mine coordinates 10469E-9949N, and was drilled at azimuth 197 degrees with an inclination of -42 degrees. It intersected the (interpreted) main vein-fault at a point 230m east of the main winze, about 10m below the 7 level and 50m east of the end of the then-existing workings. The intersection, from 220.25-226.75m, graded 171 g/t silver.
- Hole BL-4, located 738m ESE from the portal (10710E-9853N), intersected a mineralized zone, which may be the main vein, at a point approximately 480m ESE of the haulage winze and 10m above the 8 level drift. The section, from 199.8-201.5m, graded 150 g/t silver.

TABLE 2 - LOS ROSARIOS: KEY DIAMOND DRILL HOLE RESULTS

Drill Hole	Hole Length	Azm/Dip	Intercept Meters	Assays Ag g/t	Pb %	Zn %
BC-1 u/g	25m	210/-29	5.04	138	2.0	2.5
BC-2 u/g	25m	288/-30	0.96	250	5.5	1.5
BC-3 u/g	29m	165/-30	18.81	211	3.18	3.36
BC-4 u/g	60m	137/-38	19.42	93	1.18	1.63
BL-4	232m	197/-57	1.71	150	0.3	0.3
BL-5	240m	197/-42	6.5	171	1.15	1.54
BL-6	273m	194/-42	1.34	340	0.2	0.5

- The easternmost hole, BL-6, was collared 863m east of the main portal (10840E-9930N) and was drilled at azimuth 194 degrees, with a -42 degree inclination. It intersected a zone of quartz veining, interpreted by the CRM to be the Los Rosarios vein-fault, at a point 600m ESE of the main winze at an elevation of 1926m (45m below 8 level). The pierce point is approximately 110m ESE of the eastern

limits of the present mine workings. The length of core from 255.24-256.58m, assayed 340 g/t silver.

The results from all of the CRM holes are tabulated above and it is important to note that subsequent to the drilling the winze was deepened and the 9 level was developed in addition to the development of the 7 and 8 levels to the east. Holes BL 4 and 6 are both located east of the current 8 level face with hole 6 being 150 meters to the east. These holes may indicate the continuation of the oreshoot to the east of the existing workings and further exploration in these areas is warranted.

SAMPLING METHOD AND APPROACH

There are no records of the sampling procedures used by previous workers on the La Parrilla property, including the CRM. The location of the drill core from the holes drilled in the Los Rosarios, San Jose and San Nicolas areas is unknown. The assays reported in the CRM records were performed at the "Laboratorio de C.F.M de la Parrilla, Durango". This may be a reference to a laboratory at the facilities of the Los Rosarios mine. Only partial production and grade records from the operations of the Los Rosarios mine have been located and reviewed.

In the 2004 program conducted by First Majestic Resource Corp, sampling of the drifts, raises and stopes was conducted along sample lines orthogonal to the vein-fault at three-meter intervals, except in areas made unsafe or inaccessible by caving ground or other obstacles. Individual sample intervals on the sample lines were laid out to represent true width, so that a sample with a recorded width of 1.0m would commonly have an apparent or marked length of 1.0m to 1.5m, depending on the geometry of the drift and the dip and strike of the vein-fault at the sample location. The areas to be sampled were thoroughly scaled and cleaned, mapped, and marked out as narrow rectangular panels, typically 1.0 to 1.5m long and 20cm wide, with spray paint. The samples were taken manually with hammer and chisel; the cuttings were collected on plastic tarpaulins spread on the floor below the sample site.

Sample data were plotted on level plans showing the sample line as well as the sample designation and width with the silver grades tabulated according to sample number. Most of the samples were taken from the 7 level and 8 level drifts and the partially-mined 9 level cut-and-fill stope. In a few cases the accessible crosscuts and raises were sampled to determine the total thickness of the mineralized structure which was wider than the drift. The sample results are included as Appendix II.

A small number of samples was also collected from old, near-surface workings in the oxidized portion of the Los Rosarios vein-fault. The old workings are generally inaccessible due to collapse, and those that are still open are in a dangerous condition.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

There is no information available for any of the historic mining or exploration activities, other than the CRM references to the "Laboratorio de C.F.M de la Parrilla, Durango".

The 2004 First Majestic samples were collected, bagged, and sealed underground, transported intact to the surface, transferred into shipping bags and stored under guard at the mine office near the Los Rosarios concentrator. Periodically the samples were shipped to the GM Lacme Lab preparation facility in Guadalajara, Jalisco. At this facility the samples were dried, and then each sample was crushed to >70% -10 mesh. Two 250 gram splits of the crushed sample were pulverized to >90% -150 mesh. One split was sent to International Plasma Laboratory Ltd, 2036 Columbia Street, Vancouver B.C. (iPL) and the other split was returned to the First Majestic Resource Corp office in Durango city.

Samples submitted to iPL were treated in two different ways. The channel samples collected by First Majestic Resource Corp, identified by 3- and 4-digit sample numbers, were fire assayed for silver (30 gram sample) using a gravimetric finish. Samples collected under the direction of OreQuest Consultants Ltd, identified by a 6-digit sample number, were fire assayed for gold (30 gram sample, AA finish) and silver (30 gram sample, gravimetric finish). All the 6-digit OreQuest samples were also analyzed by ICP (30-element package, Aqua Regia digestion and ICP-AES analyses). Duplicate pulp fire assays for silver (30 gram sample, gravimetric finish) were performed on a set of 76 randomly chosen samples (approximately 1 in 10) by ALS Chemex in North Vancouver, B.C.

DATA VERIFICATION

The authors Gunning and Sivertz examined portions of the underground workings and supervised the collection of twin and field duplicate samples from randomly chosen intervals in the western section of the 8 level drift. The locations and assay results of the samples are listed in Table 3 below, together with data from the corresponding First Majestic samples. The complete assay data for key elements for the OreQuest twin and field duplicate samples are given in Appendix III.

TABLE 3 - OREQUEST TWIN AND FIELD DUPLICATE SAMPLE DATA

OreQuest Consultants Ltd (OQ)-First Majestic Resources (FM)						Los Rosarios Mine Underground Sample Data			
OQ Spl	FA Ag	FM Spl	FA Ag	**FM vs OQ**	Level u/g	Line u/g	Channel	Width	Type
Number	g/t	Number	g/t	**Percent**	Sfc UTM E	Sfc UTM N	Sfc El.	metres	Twin/dup
1977	329.3	1976	264.7	**80.38**	8 Level	12E	B	1.00	OQ duplicate
1985	505.9	1984	685.6	**135.52**	8 Level	14E	A	1.00	OQ duplicate
500642	1061.1	1798	1054	**99.33**	8 Level	16W	B	1.00	twin
500643	807.8	1955	1079.8	**133.67**	8 Level	16W	C	1.00	twin
500644	404.1	1785	331.7	**82.08**	8 Level	16W	D	1.00	twin
500645	257.6	1797	383.4	**148.84**	8 Level	13W	A	1.00	twin
500646	232.5	1793	328	**141.08**	8 Level	13W	B	1.00	twin
500647	107.3	1783	92.9	**86.58**	8 Level	7W	C	1.00	twin
500648	696.8	1764	760.1	**109.08**	8 Level	5W	A	0.50	twin
500649	477.7	1768	764.4	**160.02**	8 Level	3W	B	1.00	twin
500650	1133.5	1769	336.9	**29.72**	8 Level	3W	C	1.00	twin
500651	736.3	1963	958.1	**130.12**	8 Level	2E	A	1.00	twin
500652	962.1	1969	1053.2	**109.47**	8 Level	2E	B	1.00	twin
500653	708.9	1988	1059.7	**149.49**	8 Level	17E	A	0.70	OQ duplicate
500654	601.2	1989	730.1	**121.44**	8 Level	18E	A	1.00	OQ duplicate
500655	249.2	1990	388.1	**155.74**	8 Level	21E	A	1.00	OQ duplicate
500656	387.3	1991	510.2	**131.73**	8 Level	25E	A	1.00	OQ duplicate
500657	128.5	1992	159.4	**124.05**	8 Level	25E	B	1.00	OQ duplicate
500658	335.7	1964	980.8	**292.17**	8 Level	8E	A	1.00	twin
500659	538.7	1951	1362.9	**253.00**	8 Level	8E	B	1.00	twin
500660	168.4	1975	413.2	**245.37**	8 Level	8E	C	1.00	twin
500661	399.2	1808	552.6	**138.43**	8 Level	27E	A	1.00	OQ duplicate
500662	84.6	1809	46.8	**55.32**	8 Level	27E	B	1.00	OQ duplicate
500663	210	1806	283.8	**135.14**	8 Level	30E	A	1.00	OQ duplicate
500664	892.4	1807	1475.8	**165.37**	8 Level	30E	B	0.80	OQ duplicate
500665	45.6	1812	12.1	**26.54**	8 Level	33E	A	0.80	OQ duplicate
500666	63.6	1813	98.6	**155.03**	8 Level	33E	B	0.80	OQ duplicate
500667	40.2	1814	95.2	**236.82**	8 Level	33E	C	0.70	OQ duplicate
500669	289.1	1919	423.1	**146.35**	8 Level	40 E	A	1.00	Duplicate
500670	76.4	1920	108.9	**142.54**	8 Level	40E	B	1.00	Duplicate
500671	64.6	1922	88.9	**137.62**	8 Level	42E	A	1.00	Duplicate



500672	58.4	1925	70.7	**121.06**	8 Level	44E	A	0.80	Duplicate
500673	30.1	1926	80.5	**267.44**	8 Level	44E	B	0.80	Duplicate
500674	111.7	1928	283.7	**253.98**	8 Level	47E	A	0.70	Duplicate
500675	97.8	1935	174.1	**178.02**	8 Level	47E	B	0.80	Duplicate
500676	131.7	1946	180.7	**137.21**	8 Level	50E	A	0.80	Duplicate
500677	1020.7	1947	1552.8	**152.13**	8 Level	50E	B	1.00	Duplicate
500678	257	1949	480.2	**186.85**	8 Level	55E	A	0.70	Duplicate
500679	824.4	1950	1016.4	**123.29**	8 Level	55E	B	0.80	Duplicate
500680	157.3	509	161.4	**102.61**	8 Level	58E	A	1.00	Duplicate
500681	755.5	510	41.4	**5.48**	8 Level	58E	B	0.70	Duplicate
500682	198.2	520	152.3	**76.84**	8 Level	62E	A	0.70	Duplicate
500683	60.5	521	81.6	**134.88**	8 Level	62E	B	0.70	Duplicate

Duplicate pulp fire assays for silver (30 gram sample, gravimetric finish) were performed on a set of 76 randomly chosen samples (approximately 1 in 10) by ALS Chemex in North Vancouver, B.C. Appendix IV summarizes the results of the check samples analyses completed by ALS Chemex. Overall, the check samples shown good consistency between the two labs. Five of the 76 samples re-analyzed show certain unexplained variability. Of the five samples, sample numbers #1769, #1928 and #510 show good correlation between the filed duplicate collected by OreQuest and the ALS recheck indicating that the original iPL sample should be re-analyzed. The two other samples 679 and 990 did not have a field duplicate collected so the discrepancy could either reflect a lab error, a sample number error or mineralization variability in the sample material analyzed. It is highly recommended that the company institute a thorough quality control and quality assurance program for all future work programs.

ADJACENT PROPERTIES

There are other concessions adjacent to the La Parrilla property; Grupo Mexico S.A. de C.V. is the largest landholder in the district. The mineralized structures in the La Parrilla mining camp are thought to have similarities to intrusion-related mineralization in the Fresnillo, Sombrerete, and Chalchihuites districts in Zacatecas (Payan Gonzalez, 1982). The nearest large operating mine complex is San Martin/Sabinas, located in Sombrerete, Zacatecas, 35 km SE of La Parrilla. The San Martin/Sabinas complex, owned by Grupo Mexico S.A. de C.V., is one of the oldest mining districts in Mexico. Mineralization consists of Ag-Cu-Pb-Zn veins and Cu-Zn-Ag bearing skarns, hosted by thin-bedded limestone, shale, and mudstone of Middle Cretaceous age and early Tertiary granodiorite-quartz monzonite intrusive rocks. Currently, the San Martin mining unit is recovering silver, copper, lead and zinc from two concentrators with a combined throughput of 5800 tonnes per day (Grupo Mexico, 2004).

MINERAL PROCESSING AND METALLURGICAL TESTING

As stated previously there is a small mineral processing plant on the site. The plant consists of two 6 by 6 ball mills with a stated combined capacity of 180 tonnes per day. The grinding circuit feeds a small flotation circuit that produced a single flotation concentrate. There is also a cyanidation plant that was intended for use on oxide materials not amenable to flotation but apparently this part of the plant complete with gravel clarifiers and Merrill-Crowe precipitation circuit has not been operated. This vat-leach cyanidation plant would use the existing crushing and grinding circuit, that is the plant can treat either oxide or sulphide ores at any one time.

The crushing circuit consists of two stage closed circuit crushing with about 240 tons per day capacity with a 15 by 24 inch jaw crusher and a 3 foot standard head Telesmith cone crusher. Coarse ore storage of about 1000 tonnes is available in 5 separated bins (not all of which are currently useable). Fine ore storage is in 4 one hundred tonne silos beside the mill building.

Water for processing is provided by a well located more than 5 kilometers away. Water is pumped through a 3-inch line to a surge tank located near the mine entrance. Grid electricity of 650 kW is provided by a substation on site. The location of all of the plant facilities and site services can be seen on Figure 3. The top of the tailings pile is nearing the elevation of the flotation circuit and further increase in height might require the installation of a slurry pump. The placement of hydraulic backfill underground might be a way to save space on the tailings impoundment.

The tailings pond is not on the property but the authors understanding is that these surface rights are somewhat communal and are granted to the locals who are called "Ejidos" in Mexico. It is common for companies to rent these tracts of land from the Ejidos for use as tailings or other required sites.

There were ample flotation cells seen on site but some were in disrepair, apparently some large unit cell type flotation machines were being used instead of the older banks of smaller agitated cells that were present but not being used. Filters were not operational with small decant ponds used to settle and dry the concentrate.

Monthly production summaries were provided for parts of 1995 and 2000 as well as parts of other previous years. The monthly metallurgical balances provided are summarized below in Table 4. In addition to the daily throughput achieved by the plant these reports provide actual head, tailing, and concentrate grade values in addition to the metal recoveries to be expected.

TABLE 4 - PARTIAL PAST PRODUCTION RECORDS 1995-2000

Month of Production	Feed		Days Operated	Lead Concentrate		Recovery	Tails Grade
				tonnes	Grade		
	Tonnes	Silver/Lead	(avg. tpd)		Silver/Lead	Silver/Lead	Silver/Lead
Aug-00	1382.7	338/0.82	18 (77)	32.6	11409/26.7	79.4/76.3	137/0.20
Jul-00	855.5	298/1.47	11 (78)	34.4	6076/32	81.9/87.0	56/0.20
Jun-00	1536.3	280/1.6	22 (70)	66.7	5183/31.1	80.3/86.8	58/0.21
Dec-95	2101.6	284/1.58	unknown	131.4	3669/22.3	80.9/88.1	58/0.20
Sep-95	2229.3	326/1.3	unknown	122.3	4906/20.2	82.5/84.6	60/0.21

Note: Silver grades in grams per tonne Ag, and Lead grades are in percent Pb. Recoveries are in Percent.

During the time that the mill operated concentrates were shipped to the Met-Mex Peñoles smelter and refinery in Torreon. The most recent of these shipments in 30 to 50 tonne lots were made in the year 2000. As of 2000 the terms from the smelter were as follows;

- $200 per tonne treatment charge,
- $7.50 per kg Ag refinery charge for silver,
- $3 per 0.1% Arsenic over 0.3% (usually between 0 and $20),
- $1.25 per 1% zinc above 5% Zn (usually between 0 and $6),
- payment of 95% of contained silver,
- payment for Lead less 3% (usually 10%-30%),
- Pay for gold assay less 1 gram per tonne (usually 0.5-3 g/t Au).

With the above terms the net value paid for the concentrate was between $500 and $1000. All in $US and dry weights. This does not include trucking costs to Torreon of the wet concentrate.

In the production summaries dating prior to 1995 there are zinc assays presented. Zinc grades in these reports are typically higher than that of lead in both the head and tailings. The ICP analysis of the check samples located in Appendix III all show high zinc numbers some nearing 20%. The ICP method is

not reliable at these grades but nonetheless the presence of this amount of zinc may be worth recovering using differential flotation. The recovery of a zinc concentrate might also reduce the penalties charged against the lead concentrate.

Although the cyanidation circuit has not actually operated there have been some tests performed on the material from the San Marcos and San Carlos showings with recoveries commonly in excess of 80% for samples grading 50 to 150 grams per tonne Ag. These tests appear to have been done in house between 1994 and 2000 and the reports do not always discuss the sample compositions and locations in detail. These cyanidation results have not been independently verified.

UNDERGROUND EXPLORATION AND DEVELOPMENT

As a part of its due diligence on the project, First Majestic Resource Corp. completed a sampling program in the accessible sections of the lower underground workings and old near-surface stopes of the Los Rosarios mine. After discussions with OreQuest, an appropriate strategy for the sampling was decided upon and initiated. OreQuest marked out the sample locations, the collection of the samples was supervised by Ing. Florentino Munoz Cabral, Director-General of Exploraciones Geologico-Mineras de Occidente, S.A. de C.V., Ing. Hugo Silva, Ing. Jose Maria Morelos, and a group of miners and samplers from the local communities, all under contract to First Majestic Resource Corp. but under the direction of OreQuest. The underground samples were collected from the 7 level and 8 level drifts (Figure 6), and the 9 level stope (Figure 7) as outlined in Table 5 below. OreQuest personnel were on site at the start of the program to supervise the sample collection procedures as well as to collect independent field duplicate samples.

TABLE 5 - MINE WORKINGS AND SAMPLE LOCATIONS

Feature Name	El (ASL)	West End		East End		Length (m)	Sample Lines	No. Of Samples
		East	North	East	North			
No.1 Portal	2144	9964	9973					
7 Level	2006	10386	9780	10586	9735	206	68	188
8 Level	1963	10132	9886	10630	9744	519	158	342
(including)								
8 Level E	1968	10405	9805	10630	9744	234		
8 Level W	1963	10132	9886	10305	9833	182		
8 Level EST	1965	10305	9833	10405	9805	103		
9 Stope	1940	10185	9880	10292	9844	110	38	182
TOTAL								**712**

In the program conducted by First Majestic Resource Corp. under the direction of OreQuest, sampling of the drifts, raises and stopes was conducted along sample lines orthogonal to the vein-fault at three-meter intervals, except in areas made unsafe or inaccessible by caving ground or other obstacles. Individual sample intervals on the sample lines were laid out to represent true width, so that a sample with a recorded width of 1.0m would commonly have an apparent or marked length of 1.0m to 1.5m, depending on the geometry of the drift and the dip and strike of the vein-fault at the sample location. The areas to be sampled were thoroughly scaled and cleaned, mapped, and marked out as narrow rectangular panels, typically 1.0 to 1.5m long and 20cm wide, with spray paint. The samples were taken manually with hammer and chisel; the cuttings were collected on plastic tarpaulins spread on the floor below the sample site. Sample data were plotted on level plans showing sample width with the silver grades tabulated according to sample number. Most of the samples were taken from the 7 level and 8 level drifts and the partially-mined 9 level cut-and-fill stope; in a few cases the accessible crosscuts and raises were sampled to determine the



total thickness of the mineralized structure.

Ground conditions in most of the workings were reasonably good with the 9 stope back easily spanning the 5 meter widths open currently. Past operators have excavated several large caverns into both the footwall and hangingwall of the stopes to provide fill for the mining operations. It appears that most material was moved in the stopes using wheelbarrows, at least in that of the 9 level stope. The east end of level 7 was found to be somewhat dangerous and hence sampling was not continued beyond line 144E.

The sample location data and assay results for the First Majestic underground sampling program are provided in Appendix II attached to this report.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

A mineral resource estimation was performed in March 2004, based on data obtained from mapping and sampling the accessible sections of the 7, 8, and 9 levels of the Los Rosarios mine. The estimation was initially done by Ing. Florentino Munoz Cabral, Director-General of Exploraciones Geologico-Mineras de Occidente, S.A. de C.V. with assistance from Ing. Hugo Silva and Ing. Jose Maria Morelos. This is the same group that supervised and conducted the underground mapping and sampling work.

The results of this resource estimation, together with working records, drift plans and cross sections were forwarded to OreQuest Consultants Ltd for review. The conclusions drawn by G. Cavey, P.Geo. D. Gunning, P.Eng., and G. Sivertz P.Geo. from their review are as follows:

The Mine has been developed along one vein with two principal ore shoots. In long section, Figure 8, the western shoot appears to be pinching out at depth but there are no stope assay plans from which to accurately verify this assumption. This view of the workings also seems to indicate the lengthening of the eastern oreshoot towards the property boundary. The 9 level is not currently accessible due to flooding and could not be sampled to determine if either the grade or the length of the ore shoot were in fact decreasing. The 9 level drift, as shown on mine plans, does not reach as far east as the eastern oreshoot.

The best vein exposure is in the 9 level stope in the west Oreshoot (Oreshoot 1) as shown in Figure 7. Within this stope the vein and hangingwall mineralization has been mined over a length of 105 meters at average widths of up to 5 meters. It can be seen in Figure 7 that the vein jogs to the north east of line 9-15E. There has been no geologic explanation for this and this change in direction is not as obvious on the 8 level Figure 6. Resource blocks 9B and 9C are separated at this point.

The drift on the vein at the 8 level is not developed to the full thickness of the mineralization and hence the sampling reflects generally the footwall portion of the vein unless it is less than or equal to 2 meters in thickness. There are a few crosscuts on the 8 level which cut the entire thickness of mineralization however these seem at times to have followed small mineralized fractures (past operators may have driven the crosscuts to explore the cross structures) and the sampling in these crosscuts may not accurately estimate the entire hangingwall side of the mineralization. In general the footwall vein material is slightly higher in grade than the hangingwall skarn-like mineralization.

It has therefore been decided to estimate the measured resource for the western oreshoot by averaging the stope back with the vein sampled on the 8 level (blocks 9A and 9B). In addition to this measured resource a triangle of indicated material (seen in cross section H-H in Figure 9) is estimated with zero thickness at the stope and up to 2 or 3 meters thick at the 8 level (block 9BI and 9CI). This material is not sufficiently sampled at present.


SECTION O
W
E
N
Level 8
H
H'
10,200 E
9,900 N
10,300 E
9,800 N
MAIN SHAFT
SKARN
TIMBERING
8-30E
8-35E
CHUTE 105E
8-25E
CHUTE 90E
CHUTE 75E
BLOCK 9C
8-08E
8-17E
CHUTE 60E
8-12E
CHUTE 45E
8-02W
8-07W
8-03E
CHUTE
CHUTE 30E
8-12W
CHUTE 30W
PUMP STATION
BLOCK 9B
8-21W
8-17W
CHUTE 45W
CHUTE 60W
BLOCK 9A
LEGEND
Sample location site
0
25 Metres
OREQUEST
FIRST MAJESTIC RESOURCE CORP.
APRIL 2004
XY3
"After First Majestic - F. Munoz and R. Davila, 2004"

Figure 6
LA PARRILLA
UNDERGROUND SAMPLE LOCATION LEVEL 8 WEST
STATE OF DURANGO, MEXICO


10,200 E
9,900 N
10,300 E
9,800 N
H
H'
N
Stope 9
Limestone
Intrusive
Vein
Skarn
9-27E
9-22E
9-17E
9-12E
9-7E
9-2E
9-3W
9-7W
BLOCK 9C
BLOCK 9B
0
25 Metres
LEGEND
Stope boundary
Actual contact
Inferred contact
Sample location site
OREQUEST
FIRST MAJESTIC RESOURCE CORP.
Figure 7
LA PARRILLA
UNDERGROUND
SAMPLE LOCATIONS
LEVEL 9 STOPE
STATE OF DURANGO, MEXICO
APRIL 2004
XY3
"After First Majestic - F. Munoz and R. Davila. 2004"



A pure cut-off grade was not used in the estimation however block dimensions were determined along strike when silver grades dropped below 200 g/t for several consecutive sample lines. In the eastern oreshoot there are several instances both on the 7 and 8 levels where 5-15 sample lines will grade above 200 g/t followed by several lines less than 200 g/t (usually close to 100 g/t). In these cases both the average of all lines along with the exclusion of the lower grade sections is provided as there is not past production data to determine how realistic it is to achieve selected grades within the stopes particularly given the variability of field duplicate sample grades.

TABLE 6 : RESOURCE BLOCK SUMMARY

Block I.D.	Ore shoot	samples used in estimation	Block Dimensions (m) Length	width	Depth	tonnes	grade g/t Ag	category
10 B/C	West	9 level 5W to 27E	70	4.4	20	16600	450	inferred
9A	West	8Level 12W-19W	25	2.35	10	1600	170	indicated
9B	West	9-5W-15E;8 8W-21E	76.5	3.5	25	18050	460	measured
9C	West	9-16E-27E;8 21E-31E	27.5	2.8	28	5800	360	measured
9B I	West	83E(E-L);810E(C-H); 8-19E(D)	25	1.25	25	6450	320	indicated
9C I	West	none	27.5	0.7	28	1450	300	indicated
9D1	East	8 36E-116E	235	1.4	20	17550	200	indicated
		including	121	1.7	20	11000	305	indicated
9D2	East	8 36E-116E	235	1.4	30	26300	200	inferred
		including	121	1.6	30	16500	305	inferred
8A	East	7 72E-144E; 8 36E-104E	204	1.8	33	32150	235	measured
		including	119.5	1.8	33	19300	330	measured
8B	East	8 105E-116E	35	1.5	20	2800	210	indicated
		including	13	1.5	20	1100	420	indicated
8N	East	8 58EA-78EA	64	1.26	20	4350	320	indicated
Other Exploration Targets								
	East	east of 8 level drift face						
	Both	Oxide cap, 5 samples		3.0			200-400	
	Both	At depth below 9 level						
	East	skarn mineralization between 8A and 8N, sampled on level 7in 3 crosscuts: 7 134 DEF (500/2.7), 115G-S (400/12.7), 94 A-E (<20)						

Note: a specific gravity of 2.7 was used based on common specific gravities of quartz vein material

The mine workings are narrow with low capacity haulage systems. The winze used for the hoisting of ore and waste rock is fitted with a 1 cubic meter skip with about a 1.5 tonne capacity. Haulage on the levels is by rail, some of this rail (only visited the 8 level) has been removed. Of the resources stated above only blocks 9B, 9C, 8A, 8B and half of 8N are above existing lateral development. Even though the lateral development is in place there will be significant expenditures required for rehabilitation in order to extract bulk samples safely. The timber chutes seen on the 8 level were significantly decayed to depths of 2 to 5 centimetres in many locations and the timber in the orepasses may be in the same condition and not withstand the movement of rock within them. No ventilation was present in the lower levels, nor was there either pumps or compressed air in the mine. Although passable, the main mine entrance drift appeared to be in need of some rehabilitation of the steel roof supports.



OXIDE ZONE
Elev. 2,300 m.s.n.m.
Elev. 2,200 m.s.n.m.
Elev. 2,100 m.s.n.m.
Elev. 2,000 m.s.n.m.
Elev. 1,900 m.s.n.m.
Level 1
Level 3
Level 5
Level 7
Level 8
Level 9
8A
8B
8N
9D1
9D2
9A
9B
9C
10BCI
ORE SHOOT 1
ORE SHOOT 2
Section 200 W
Section 100 W
Section 0
Section 100 E
Section 200 E
Section 300 E
Section 400 E
Section 500 E
Section 600 E
CLAIM BOUNDARY (LONGITUDINAL VIEW)
Level 1
Level 2
Level 3
Level 5
Level 7
Level 8
Level 9
CROSS SECTION LOOKING EAST
SHOWING INCLINED SHAFT AND STOPES
CLAIM BOUNDARY (PLAN VIEW)
10,700 E
9,700 N
N
WINZE
10BC
9D2
9D1
8B
8N
8A
9A
9B
9C
0
100 Metres
LEGEND
Measured
Indicated
Inferred
Old stopes
Sample location site
"After First Majestic - F. Munoz and R. Davila, 2004"
OREQUEST
FIRST MAJESTIC RESOURCE CORP.
Figure 8
LA PARRILLA
LONGITUDINAL SECTION
WITH RESOURCES
(LOOKING NORTH)
STATE OF DURANGO, MEXICO
APRIL 2004
XY3

Reference Line

SAMPLE LINE 8 26E

2,010 m.a.s.l.

1.4m

A B

Level 8

Average sampled width = 1.9m

BLOCK 9CI

Limestone

Limestone

2,000 m.a.s.l.

BLOCK 9C

Vein

Skarn

1,990 m.a.s.l.

Main Fault

Average sampled width = 3.3m

Intrusive

1,980 m.a.s.l.

A

B

C

D

E

F

SAMPLE LINE 9 26E

Stope 9

1,970 m.a.s.l.

Level 9

BLOCK 10B/C (70 x 20 x 4.4)

1,960 m.a.s.l.

OREQUEST



FIRST MAJESTIC RESOURCE CORP.

Figure 9

LA PARRILLA

CROSS SECTION H-H' (LOOKING EAST)

STATE OF DURANGO, MEXICO

0 10 Metres

SCALE - 1:250

APRIL 2004 XY3

"After First Majestic - F. Munoz and R. Davila, 2004"



TABLE 7 - LA PARRILLA RESOURCES BY CATEGORY

Block ID	Resource Category					
	Measured		indicated		inferred	
	tonnes	Grade g/t Ag	tonnes	grade g/t Ag	tonnes	grade g/t Ag
10 B/C					16600	450
9A			1600	170		
9B	18050	460				
9C	5800	360				
9B I			6450	320		
9C I			1450	300		
9D1			17550	200		
including			11000	305		
9D2					26300	200
including					16500	305
8A	32150	235				
including	19300	330				
8B			2800	210		
including			1100	420		
8N			4350	320		
Total	**56,000**	**320**	**34,200**	**240**	**42,900**	**300**
with selective stope mining	**43,150**	**390**	**25,950**	**310**	**33,100**	**380**

Note: a specific gravity of 2.7 was used based on common specific gravities of quartz vein material

The measured resource estimated above is entirely above existing development. The blocks measured do not account for crown or sill pillars that may be required. The cut and fill mining method used at La Parrilla is very selective, and, provided that enough sampling and geological personnel are available, it is realistic to expect some improvement in the mined grade of the 8A block above the minimum of 255 grams per tonne silver, closer to the grade of 320 grams per tonne may be achieved. Of course a corresponding loss of tonnage would also result. The mining method is very labour intensive and correspondingly expensive and there is not enough data on the operation to estimate operating costs which may be higher than the recoverable revenue from the vein in some of the estimated resource blocks.

The sampling program conducted resulted in an estimated Measured Resource of between 43,150 tonnes grading 390 grams per tonne silver and 56,000 tonnes grading 320 grams per tonne silver. The variation of this estimate is due to the potential selective mining of smaller better grade zones within the larger oreshoots. All of this material is above existing horizontal development that may require some rehabilitation prior to possible mining. An additional Indicated Resource is well defined but some of it is currently undeveloped.

Inferred resources in ore shoot 2 are expected to continue to the 9 level as mineralization has been mined to that level in oreshoot one. The lack of stope assay plans does not permit the prediction of potential diminishing grade at depth and hence there may be significant losses of resources from these blocks (9D1 and 9D2) if this trend is found to exist. Similarly, the inferred resource in block 10 BC I requires confirmation of grade continuity below the 9 level as this block is based solely on the assumption that the grade in the west stope (blocks 9 B and C) will continue to depth. On the long section in Figure 8 there is the appearance that the west oreshoot is pinching out at depth, some drill hole information is needed to refute or confirm this observation along with the potential lengthening of the eastern shoot.



OTHER RELEVANT DATA

Mr. Ramon Davila, an employee of First Majestic in Durango has performed cash flow analyses and capital expenditures for several scenarios of operation at La Parrilla. These projections included mineral resources that have not yet been adequately defined and are therefore not permitted to be included in this report. Davila also estimated some of the capital expenditures expected in order to bring the mine into production at either 260 or 500 tonnes per day. Some of these capital expenses are included here as they indicate the capital required to restart primarily the mine.

Mine service expenditures were estimated to need roughly $300,000 on items such as ventilation fans, pumps with piping, electrical installation and compressed air. In the mill some $350,000 would be spent to install additional grinding capacity for the sulphide circuit along with additional fine ore capacity, some modification to the existing cyanide circuit and rehabilitation of the crushing circuit.

Although not all of these expenditures would be needed for a bulk sampling, exploration and development program, certainly some of them would be required such as ventilation and compressed air. None of these costs include the equipment and development required to upgrade the mine haulage systems, particularly the shaft, to a reasonable economy of scale.

The writers are not aware of any other data relevant to this report.

INTERPRETATION AND CONCLUSIONS

The La Parrilla property includes three main areas of interest; these are the La Parrilla silver mine, the San Jose-San Marcos prospects, and the San Nicolas area. All of these prospects share similar geological and geochemical characteristics and are believed to be genetically related. The majority of the information available refers to the Los Rosarios mine (Los Rosarios vein-fault). The San Jose and San Nicolas areas were the subject of limited studies by the CRM. There is no information about the San Marcos prospect available to the writers. From an exploration point of view, potential for additional mineralization in the Los Rosarios mine area appears to be restricted to the upper oxidized zone (above the No. 1 level) and the sulphide zone down-dip from the existing workings. The strike length of the Los Rosarios structure within the La Parrilla holdings is 650-700m. The strike continuity of the vein-fault structure at the 1925-2000m elevation has been demonstrated by underground development and three drill holes put down by the CRM. There is no data available for the Los Rosarios vein-fault structure below the 1925m elevation.

At the San Jose prospect, 1.6 km ESE of the Los Rosarios mine portal, the surface work and diamond drilling conducted by the CRM indicate that the San Jose structure has a strike and dip similar to the Los Rosarios vein-fault. There is some evidence of historical mining in the upper oxidized levels of the San Jose structure, to a point about 150m down dip from surface, but there are no records of mining in the deeper sulphide zone. The results of the drilling indicate low silver grades (to a maximum of 140 g/t) in the oxidized upper section of the San Jose structure, which extends to a depth of at least 175m below surface (200m down-dip). A deeper drill hole (DDH-3) intersected a sulphide zone at a depth of 260m (310m down-dip). The zone assayed 341.6 g/t Ag, 3.5% Pb, and 5.6% Zn over a core length of 3.84m (Payan Gonzalez, 1982). This result provides encouragement for the further exploration of the San Jose prospect.

The San Nicolas prospect, located 2.2 km SSE of the Los Rosarios portal at 591500E-2623000N, is covered by the San Nicolas concession. The CRM carried out geological mapping here, and completed one diamond drill hole for a total of 310m. The hole, which was entirely within the deep oxidized zone, intersected no significant silver mineralization. As at San Jose, there may be potential for silver



mineralization below the deeply leached and oxidized portions of the vein-fault structures.

Little is known of the San Marcos prospect, located 600m south of San Jose and 1900m SE of the Los Rosarios portal. There are numerous old open cuts, evidence of historic exploration activity. Four samples taken from the prospect by First Majestic Resource Corp (SM-1 to SM-4) returned silver grades of 98.4-141.5g/t over sample widths of 1.2-2.1m. The San Marcos prospect requires a geological evaluation in order to assess its potential for silver mineralization

The sampling program conducted resulted in an estimated Measured Resource of between 43,150 tonnes grading 390 grams per tonne silver and 56,000 tonnes grading 320 grams per tonne silver. The variation of this estimate is due to the potential selective mining of smaller better grade zones within the larger oreshoots. All of this material is above existing horizontal development that may require some rehabilitation prior to possible mining. An additional Indicated Resource is well defined but some of it is currently undeveloped.

Both of the known oreshoots are open to depth and the eastern oreshoot (oreshoot 2) has not been fully developed to the east at the 8 level. There is mineralization in the hangingwall of the vein that has been mined in the western oreshoot. Similar mineralization has been seen in the eastern oreshoot but insufficient data exists to estimate any resource in this material, further study is required to determine the quantity and grade of this mineralization. In addition to these exploration targets underground, the weathered surface of the Rosarios vein has been sampled at several locations and found to contain between 200 and 400 grams per tonne silver over three meter thicknesses. Very little past production has reportedly occurred from the oxide cap, which extends to a depth of 50 to 100 meters.

The underground mine is in a general state of neglect and may be useful for geological and sampling purposes in its current state but most of the services, if present at all, are of insufficient capacity for a modern operation. Similarly the concentrator has not operated recently at its full rated capacity and might be expected to require some additional expenditures to produce at the expected rate.

RECOMMENDATIONS

A surface exploration program is recommended to explore the La Parrilla property, specifically the Los Rosarios, San Jose and San Nicolas vein systems. This program will include the preparation of orthophoto and digital topographic maps, geological mapping, geochemical sampling and diamond drilling. The targets in the Los Rosarios mine area include the largely unexplored zone of oxidation in the higher levels of the Los Rosarios vein-fault and sulphide mineralization below the 1925 metre elevation in the same system.

A program of underground exploration, mine rehabilitation, bulk sampling, and mill pilot metallurgical testing is also recommended. The optimum method of gaining information would be to advance the 8 level drift 150 meters to the east. This advance should generate 600 tonnes of material that should be segregated by grade and hopefully enough material results to adequately test the concentrator. This program would permit the assessment of the concentrating plant as well as primary mine infrastructure.

Diamond drilling from either surface or underground, depending on the cost to mobilize and operate a rig underground is recommended to test both the oreshoots below the 9 level as well as the eastern oreshoot east of the existing face. Although holes may be longer from surface than from underground they might be less expensive due to the ability to use a larger drill with better productivity.



In addition to the surface drilling and the subsurface testing, it is recommended that company proceed with socio-economic studies and baseline environmental studies as a first step towards a more advanced development plan which will lead to a scoping study or pre-feasibility study. The recommended Phase I program is estimated to cost US$800,000.

Dated at Vancouver, British Columbia, this 26th day of April, 2004.

"/s/George Cavey"
George Cavey, P.Geo.

"/s/David R. Gunning"
David R. Gunning, P.Eng.

"/s/George Sivertz"
George Sivertz, P. Geo.



COST ESTIMATE

PHASE I - SURFACE AND UNDERGROUND EXPLORATION

PHASE I - SURFACE EXPLORATION	COST $ US
Underground Exploration 150m @ $500/m	$75,000
Mine Services (including compressor rental)	50,000
Mill Test - 600 tonnes (including rehab of mill and operating)	$100,000
Drilling: 3000m @ $95/m (incl. fuel and trucks as well as mob/demob)	285,000
Assays And Analyses: 1800 samples @ $20	36,000
Geological Consulting Fees and Salaries	40,000
Local Personnel Wages and Benefits	50,000
Local Support (including trucks, accommodations, food, communication)	30,000
Socio-Economic Studies and permitting	10,000
Baseline Environmental Studies	10,000
Report Costs	10,000
SUBTOTAL	$696,000
CONTINGENCY @ 15%	104,400
TOTAL PHASE I	**$800,400**
TOTAL PHASE I - SAY	**$ 800,000**



REFERENCES

BUSECK, P.R.
1966: Contact Metasomatism and Ore Deposition: Concepcion del Oro, Mexico. Economic Geology, Volume 61, 1966, pp. 97-136.
BARRERA, T.
1927: Informe Geologico del Criadero y Mina de Santa Rosa. Pertinecientes a la Santa Rosa Mining Co., Distrito de Mazapil, Estado de Zacatecas. Instituto Geologico de Mexico. Boletin Numero 46.
CAVEY, G.R.
1998: Summary Report on the Macocozac Property for Sand River Resources Ltd, Zacatecas, Mexico, OreQuest Consultants Ltd.
CAVEY,G.R.
1999: Summary Report on the Nieves Property, Zacatecas, Mexico for Quaterra Resources Inc. OreQuest Consultants Ltd , Jan 6, 1999.
CONSEJO DE RECURSOS MINERALES (CRM)
1992: Monografia Mineralogico-Minera del Estado de Zacatecas, Publicacion M-2e.
CONSEJO DE RECURSOS MINERALES (CRM)
1992: Monografia Mineralogico-Minera del Estado de Durango.
FIRST MAJESTIC RESOURCES CORP.
2004: News Releases Jan 14, Feb 16,and Feb 27, 2004.
FIRST MAJESTIC RESOURCES CORP.
2004: Various Maps and Sections created by Ing. Ramon Davila and Ing. Florentino Munoz Cabral, Director-General of Exploraciones Geologico-Mineras de Occidente, S.A. de C.V, March-April, 2004.
INEGI
1972: Geological Map Sheets: San Jose De La Parrilla (F-13-B-23) and Nombre De Dios (F-13-B-13).1994: Topographic Map Sheets: San Jose De La Parrilla (F-13-B-23) and Nombre De Dios (F-13-B-13).
MAPES VAZQUEZ, E., ZAMORA MONTERO, S., and GERONIMO GODOY, J.
1964: Geologia y Yacimientos Minerales de Distrito de Concepcion del Oro y Avalos, Zacatecas. Consejo De Recursos Naturales No Renovables Publicacion 10 E.
MEDINA ARAUJO, G. TARCILO
1995: Informe Geologico de Resultados de la Exploracion Con Obra Directa y Barrenacion de Diamante Realizados en los Anos de 1981-1982 en el Proyect "La Preciosa", Panuco De Coronado, Durango. Internal Report for Industrias LUISMIN, S.A. de C.V.
PATTON, T.
1999: The Penasquito Ag-Pb-Zn-Au Project, Zacatecas State, Mexico. VMS and Carbonate Hosted Polymetallic Deposits of Central Mexico, B.C. and Yukon Chamber of Mines Special Volume, January 1999, pp. 77-79.
PAYAN GONZALEZ, RENE.
1982: Informe de la Primera Etapa de Exploracion Realizada con Barrenacion de Diamante en los Fundos Mineros Protectora, Protectora 2, Extension La Rosa, San Jose y San Marcos, Distrito Minero La Parrilla, Municipio Nombre De Dios, Estado de Durango (Area San Jose). Publication of the Comision de Recursos Minerales, "Residencia Durango". Superviso: Ing. Miguel L. Carrasco C.



PAYAN GONZALEZ, RENE.

1982: Informe de la Segunda Etapa de Exploracion Realizada con Barrenacion de Diamante en los Fundos Mineros Protectora, Protectora 2, Extension La Rosa, San Jose y San Marcos, Distrito Minero La Parrilla, Municipio Nombre De Dios, Estado de Durango (Area La Rosa-Los Rosarios). Publication of the Comision de Recursos Minerales, "Residencia Durango". Superviso: Ing. Miguel L.Carrasco C.

PAYAN GONZALEZ, RENE.

1982: Informe de la Tercera Etapa de Exploracion Realizada con Barrenacion de Diamante en los Fundos Mineros Protectora, Protectora 2, Extension La Rosa, San Jose y San Marcos, Distrito Minero La Parrilla, Municipio Nombre De Dios, Estado de Durango (Area San Nicolas). Publication of the Comision de Recursos Minerales, "Residencia Durango". Superviso: Ing. Miguel L. Carrasco C.

ROGERS, C.L. , DE CSERNA, Z., TAVERA, E., and ULLOA, S.

1956: General Geology and Phosphate Deposits of Concepcion del Oro District, Zacatecas Mexico. USGS Bulletin 1037-A.

RUBIN, J.N. and KYLE, J. R.

1988: Mineralogy and Geochemistry of the San Martin Skarn District, Zacatecas, Mexico in Economic Geology Vol 83, pg 1792-1801.

SAWKINS, F.J.

1964: Lead-Zinc Ore Deposition in the Light of Fluid Inclusion Studies, Providencia Mine, Zacatecas, Mexico. Economic Geology, Vol 59, 1964, pp 883-919.

WEBSITES

2004: Grupo Mexico S.A. de C.V, Industrias Peñoles, S.A. de C.V., First Majestic Resources Corp. all visited April 2004.

WESTERN COPPER HOLDINGS LIMITED

1998: Penasquito Project.



CERTIFICATE OF AUTHOR

I, George Cavey, of 306-595 Howe Street, Vancouver British Columbia, hereby certify:

1. I am a graduate of the University of British Columbia (1976) and hold a B.Sc. degree in geology.
2. I am presently employed as a consulting geologist with OreQuest Consultants Ltd. of #306-595 Howe Street, Vancouver, British Columbia.
3. I have been employed in my profession by various mining companies since graduation, with OreQuest Consultants Ltd. since 1982.
4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been a member since 1992. I am also a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Association of Professional Engineers and Geoscientists of Manitoba and the Association of Professional Engineers and Geoscientists of Ontario.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I am responsible for certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix V.
7. I have not visited the La Parrilla Property. I have had no direct involvement with First Majestic Resource Corp.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
9. I am independent of First Majestic Resource Corp. applying all the tests in Section 1.5 of NI 43-101.
10. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11. I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the First Majestic Resource Corp acquisition of the La Parrilla Project and to be submitted to SEDAR for electronic filing.

"/s/George Cavey"

George Cavey, P.Geo.

DATED at Vancouver, British Columbia, this 26th day of April, 2004.



CERTIFICATE OF AUTHOR

I, David R. Gunning, of 20356 42A Avenue, Langley British Columbia, hereby certify:

1. I am a graduate of the University of British Columbia (1983) and hold a B.A.Sc. degree in Mining and Mineral Process Engineering (mining option).
2. I am presently self-employed as a consulting mining engineer.
3. I have been employed in my profession by various mining companies since graduation, and self employed as a consultant since 1996.
4. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia, and have been registered since 1989.
5. I have read the definitions of "Qualified Person" set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfil the requirements to be a "Qualified Person" for the purposes of NI 43-101.
6. I visited the La Parrilla Project on February 10th, 2004. I have had no direct involvement with First Majestic Resource Corp.
7. I am responsible for preparation of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix V.
8. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
9. I am independent of First Majestic Resource Corp. applying all the tests in Section 1.5 of NI 43-101.
10. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
11. I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the First Majestic Resource Corp. acquisition of the La Parrilla Project and to be submitted to SEDAR for electronic filing.

"/s/David R. Gunning"

David R. Gunning P.Eng.

DATED at Vancouver, British Columbia, this 26th day of April, 2004.



CERTIFICATE OF AUTHOR

I, George Sivertz, of 11708-246th Street, Maple Ridge, BC, hereby certify that:

1. I hold a B.Sc. (Honours) degree in Geological Science granted by the University of British Columbia in 1976.
2. I have been a registered member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992.
3. I am a professional geologist and have practiced my profession on a full time basis in Canada, the USA, Mexico, Cuba, Peru, and elsewhere in Europe, Asia, and South America since 1978. I have read Policy Documents NI 43-01 and NI 43-01F1 and certify that by reasons of my academic qualifications, affiliation with a professional association, and relevant work experience, I am a "Qualified Person" for the purposes of NI 43-101. This report has been prepared in compliance with NI 43-101.
4. I am responsible for preparation of certain sections of this report utilizing data summarized in the References section of this report. A detailed description of the responsible author for each section of this report is found in Appendix V.
5. I visited the La Parrilla property from February 9th-13th, 2004. I have had no direct involvement with First Majestic Resource Corp.
6. I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.
7. I am independent of First Majestic Resource Corp. applying all the tests in Section 1.5 of NI 43-101.

12. I have read NI 43-101 and NI 43-101F1 and the technical report has been prepared in compliance with that instrument and form.
13. I consent to the use of this report for the purpose of complying with the requirements set out in NI 43-101 to support the First Majestic Resource Corp. acquisition of the La Parrilla Project and to be submitted to SEDAR for electronic filing.

"/s/George Sivertz"

George Sivertz, P. Geo.

DATED at Lima Peru, this 26th day April of 2004.



APPENDIX I

TITLE OPINION



APPENDIX I – TITLE OPINION

April 6, 2004

First Majestic Resource Corp.
c/o Suite 3350, Four Bentall Centre
1055 Dunsmuir Street
P.O. Box 49122
Vancouver, British Columbia
V7X IJI

At'n.: Keith Neumeyer

Orequest Consultants, Ltd.
306-595 Howe Street
Vancouver, British Columbia
V6C 2T5

At'n.: George Cavey

Axium Law Group
Suite 3350, Four Bentall Centre
1055 Dunsmuir Street
P.O. Box 49222
Vancouver, British Columbia
V7X 1L2

At'n.: Joseph Giuffre

Re: **Mining Claims in the La Parrilla Project**

Dear Sirs/Mesdames:

We have acted as your local counsel in connection with the title status of certain mining claims more particularly described in the Option Agreement (the "Option") between First Majestic Resource Corp. ("First Majestic") and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V. ("MLR").

We hereby submit to you our title opinion with respect to mining claims held by MLR, comprised of the La Parrilla Area (the "Property").

1. **The Property**

   a) Description

   The Property is comprised of the mining claims described in Schedule A. The description of the Property is based upon our examination of the Option Agreement and of the General Book of Mining Concessions at the Public Registry of Mining of the Federal Mining Bureau of the United Mexican States (the "Public Registry of Mining").



b) Title

The Property is recorded in the Public Registry of Mining in the name of MLR as described in Schedule A and there are no registered liens or encumbrances.

For the purposes of the opinions hereinafter expressed, I have examined a copy of the following documents (collectively, the "Documents"):

1. A copy of the public deed containing the Articles of Incorporation and By-Laws and corporate records of MLR and all amendments thereto;
2. The appropriate register with respect to the corporate status of MLR and its mining concessions at the Public Registry of Commerce of the City of Durango and at the Public Registry of Mining respectively;
3. Format SAT-5 issued by the Secretariat of Finance and Public Credit, evidencing tax payment on mineral rights of MLR mining concessions for the period January-June 2004.

For the purposes of the opinions expressed herein, I have assumed:

a) the genuineness of all signatures of all parties;

b) the authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as certified or photostatic or electronically transmitted copies or facsimiles thereof and the authenticity of the originals of such certified, photostatic or electronically transmitted copies or facsimiles; and

c) the accuracy, currency and completeness of the indices and filing systems maintained by the public offices and registries where I have searched or enquired or have caused searches or enquiries to be made and of the information and advice provided to me by appropriate government, regulatory or other officials with respect to those matters referred to herein.

2. Opinion

Based on the foregoing, I am of the opinion that as of the date hereof;

a) MLR is a corporation organized and existing under the Laws of the United Mexican States, in good and legal standing and in operation in compliance with the applicable Mexican Laws, and being dedicated mainly according to its corporate purpose, to the exploration and exploitation of minerals, counting for that effect, with all the necessary authorizations granted on its behalf and required by the different and applicable legislations by which it is governed and having fulfilled all obligations required and established by said legislations;

b) MLR is the beneficial owner of a 100% interest in the Property, free and clear of any liens, charges, encumbrances and royalties;

c) All mining claims described in Schedule A hereto have been validly issued and recorded properly in the Public Registry of Mining when required by law and are in full force and effect and all rights, pertaining thereto have been satisfied or paid in full as the case may be;



d) The Property is legally acquired by MLR under applicable Mexican Laws, located and denounced, all required locations and all validation work was properly performed, recorded and filed with appropriate governmental agencies;

e) The Property is beneficially owned by MLR free and clear of any liens, encumbrances or limitation of ownership, based on the Certificates issued by the Federal Mining Bureau for that effect (the "Certificates");

f) MLR has not transferred, sold, pledged or promised to transfer, sell, pledge or grant any right over the rights derived from the Property and has not granted any rights to third parties, except for the Option, based on the Certificates;

g) There is no actual or pending claim or challenge against or to the ownership of the Property of MLR nor, to our knowledge, is there any basis therefore and that there are no outstanding agreements or options to acquire or purchase the mineral rights over the Property or any portion thereof, except for the Option, based on the Certificates;

h) To my knowledge and of MLR, there is no right or interest in the Property asserted by others because of overlapping or conflicting claims involving any of the mineral rights. All assessment work and tax payments required for MLR to maintain and hold the Property and mining concessions thereto in good standing have been performed or paid throughout their existence and as of June 2004; and

i) The Property is currently and has always been used, and the MLR mining operation is currently and has always been conducted, in compliance with all applicable laws and regulations of each jurisdiction in which the Property is located or in which the MLR mining operation is conducted.

We are qualified to render opinions as to laws of Mexico and accordingly, the opinions expressed herein are limited to said laws and we express no opinions as to laws of any other jurisdiction.

I hereby authorize to provide this opinion to the TSX Venture Exchange and any other parties that First Majestic may be required to provide it to in connection with a possible financing for First Majestic.

Yours faithfully,

Carlos Galvan Pastoriza

Schedule "A"

Mining Concession	**Title No.**



Protectora No. 2	169302
Extension Rosa	169303
Rosa y Anexas	169304
Rosario	169305
El Salvador	169306
Ampl. Los Rosarios	169307
Los Michosos	169308
San Jose	169309
San Marcos	169310
La Protectora	169311
Ampl. del Rosario 2	169312
San Nicolas	169313
Los Rosarios	171082



APPENDIX II

SAMPLE LOCATION DATA AND SILVER FIRE ASSAY RESULTS

APPENDIX II - SAMPLE LOCATION DATA AND SILVER FIRE ASSAY RESULTS

SAMPLE	LEVEL	LINE	Channel Sample	Width	First Majestic	OreQuest Results	OreQuest Sample No.	ALS Recheck
Number			No.	metres	Ag (g/t)	Ag (g/t)	(iPL)	Ag (g/t)
653	LEVEL 7	72E	A	1.0	6.1			
654	LEVEL 7	72E	B	0.8	5.5			
655	LEVEL 7	72E	C	0.8	4.4			
656	LEVEL 7	74E	A	1.0	85.4			
657	LEVEL 7	75E	A	1.0	163.5			
658	LEVEL 7	75E	B	1.0	218.6			
659	LEVEL 7	76E	A	1.0	435.4			385
660	LEVEL 7	76E	B	1.0	180.2			
661	LEVEL 7	77E	A	1.0	135.1			
662	LEVEL 7	77E	B	1.0	573.1			
663	LEVEL 7	78E	A	1.0	283.1			
664	LEVEL 7	78E	B	1.0	203.7			
665	LEVEL 7	78E	C	0.5	284.3			
666	LEVEL 7	79E	A	1.0	42.4			
667	LEVEL 7	79E	B	1.0	220.7			
668	LEVEL 7	81E	A	1.0	337.2			
669	LEVEL 7	81E	B	0.9	188.4			188
670	LEVEL 7	82E	A	1.0	331.7			
671	LEVEL 7	82E	B	1.0	99.8			
672	LEVEL 7	83E	A	1.0	181.5			
673	LEVEL 7	83E	B	0.7	230.9			
674	LEVEL 7	84E	A	1.0	71.1			
675	LEVEL 7	84E	B	0.9	308.4			
676	LEVEL 7	85E	A	1.0	278.3			
677	LEVEL 7	85E	B	0.9	494.4			
678	LEVEL 7	86E	A	0.8	511.2			
680	LEVEL 7	87E	A	0.5	645.9			
679	LEVEL 7	88E	A	0.9	1342.9			610
681	LEVEL 7	88E	B	1.0	597			
682	LEVEL 7	89E	A	1.0	17.1			
683	LEVEL 7	89E	B	1.0	444.8			
684	LEVEL 7	89E	C	0.9	143.5			
685	LEVEL 7	90E	A	0.9	318.7			
686	LEVEL 7	90E	B	1.0	285.9			
687	LEVEL 7	90E	C	0.8	303.8			
688	LEVEL 7	91E	A	1.0	737.6			
689	LEVEL 7	91E	B	0.6	439.6			429
690	LEVEL 7	92E	A	1.0	331.6			
691	LEVEL 7	92E	B	0.8	254.7			
692	LEVEL 7	93E	A	0.6	50.1			
693	LEVEL 7	94E	A	1.0	8.6			
694	LEVEL 7	94E	B	1.0	14			
695	LEVEL 7	94E	C	1.0	16.1			
696	LEVEL 7	94E	D	1.0	22.1			
697	LEVEL 7	94E	E	1.0	20.1			

698	LEVEL 7	94E	F	1.0	219.6			
699	LEVEL 7	94E	G	1.0	47.1			48
700	LEVEL 7	94E	H	0.8	234			
701	LEVEL 7	95E	A	0.7	171.9			
702	LEVEL 7	95E	B	0.8	579.3			
703	LEVEL 7	96E	A	0.8	67.5			
704	LEVEL 7	96E	B	0.8	52.5			
705	LEVEL 7	97E	A	1.0	18.8			
706	LEVEL 7	98E	A	0.9	44			
707	LEVEL 7	98E	B	0.7	233			
708	LEVEL 7	99E	A	0.9	137.4			
709	LEVEL 7	99E	B	0.5	33			35
710	LEVEL 7	100E	A	0.4	1360			
711	LEVEL 7	101E	A	1.0	422.6			
712	LEVEL 7	102E	A	0.5	339.4			
713	LEVEL 7	102E	B	0.6	332.7			
714	LEVEL 7	102E	C	1.0	321.9			
715	LEVEL 7	103E	A	1.0	161.9			
716	LEVEL 7	103E	B	1.0	624.4			
717	LEVEL 7	104E	A	0.8	493.4			
718	LEVEL 7	104E	B	0.7	283.2			
719	LEVEL 7	105E	A	0.7	561.6			569
720	LEVEL 7	105E	B	0.7	472.6			
721	LEVEL 7	106E	A	0.9	376.9			
722	LEVEL 7	107E	A	0.6	445			
723	LEVEL 7	107E	B	0.9	325			
724	LEVEL 7	109E	A	0.9	66.8			
725	LEVEL 7	109E	B	0.8	64.6			
726	LEVEL 7	110E	A	1.0	567.7			
727	LEVEL 7	110E	B	1.0	32.2			
728	LEVEL 7	111E	A	0.8	48.1			
729	LEVEL 7	111E	B	1.0	119.8			121
730	LEVEL 7	112E	A	1.0	48.8			
731	LEVEL 7	112E	B	1.0	76.3			
735	LEVEL 7	112E	C	1.0	70.4			
732	LEVEL 7	113E	A	1.0	159.3			
733	LEVEL 7	113E	B	1.0	57			
736	LEVEL 7	113E	C	1.0	47.8			
734	LEVEL 7	114E	A	1.0	446			
737	LEVEL 7	114E	B	1.0	62.2			
738	LEVEL 7	114E	C	0.7	49.9			
739	LEVEL 7	114E	D	0.7	64.5			68
764	LEVEL 7	115E	A	1.0	22.6			
765	LEVEL 7	115E	B	1.0	300.4			
766	LEVEL 7	115E	C	1.0	365.4			
767	LEVEL 7	115E	D	1.0	361.3			
768	LEVEL 7	115E	E	0.7	373.2			
740	LEVEL 7	115E	F	0.8	100.3			
741	LEVEL 7	115E	G	1.0	12.3			



742	LEVEL 7	115E	H	1.0	1201.6			
743	LEVEL 7	115E	I	1.0	291.6			
744	LEVEL 7	115E	J	1.0	466.5			
745	LEVEL 7	115E	K	1.0	202			
746	LEVEL 7	115E	L	1.0	516			
747	LEVEL 7	115E	M	1.0	1067.5			
748	LEVEL 7	115E	N	1.0	98.2			
749	LEVEL 7	115E	O	1.0	370.1			359
750	LEVEL 7	115E	P	1.0	151.8			
751	LEVEL 7	115E	Q	1.0	419.3			
752	LEVEL 7	115E	R	1.0	813.9			
753	LEVEL 7	115E	S	0.7	134.4			
754	LEVEL 7	116E	A	1.0	121			
755	LEVEL 7	116E	B	1.0	84.7			
756	LEVEL 7	116E	C	0.7	41			
757	LEVEL 7	116E	D	1.0	1037			
758	LEVEL 7	116E	E	1.0	34.8			
759	LEVEL 7	116E	F	0.8	128			119
760	LEVEL 7	117E	A	0.7	130.6			
761	LEVEL 7	117E	B	1.0	139.3			
762	LEVEL 7	117E	C	1.0	72.3			
769	LEVEL 7	117E	D	0.7	216.7			217
770	LEVEL 7	117E	E	0.8	330.3			
763	LEVEL 7	118E	A	0.7	634.6			
771	LEVEL 7	118E	B	1.0	52.1			
772	LEVEL 7	118E	C	1.0	174			
773	LEVEL 7	118E	D	0.7	98.2			
774	LEVEL 7	118E	E	0.7	106.1			
775	LEVEL 7	119E	A	1.0	265.1			
776	LEVEL 7	119E	B	0.7	22.7			
777	LEVEL 7	119E	C	0.7	59.7			
778	LEVEL 7	120E	A	1.0	111.9			
779	LEVEL 7	120E	B	0.9	110.5			98
780	LEVEL 7	121E	A	0.6	120.2			
781	LEVEL 7	121E	B	0.8	43.6			
784	LEVEL 7	121E	C	0.6	224.3			
782	LEVEL 7	122E	A	1.0				
785	LEVEL 7	122E	B	1.0	104.9			
786	LEVEL 7	122E	C	0.6	242.4			
787	LEVEL 7	122E	D	0.7	8.4			
783	LEVEL 7	123E	A	0.6				
788	LEVEL 7	123E	B	1.0	26.9			
789	LEVEL 7	124E	A	1.0	277			275
790	LEVEL 7	124E	B	1.0	147			
791	LEVEL 7	125E	A	1.0	287.7			
792	LEVEL 7	125E	B	0.8	137.2			
793	LEVEL 7	125E	C	0.7	75.3			
794	LEVEL 7	126E	A	0.9	72.7			
795	LEVEL 7	126E	B	0.6	171			



796	LEVEL 7	126E	C	0.7	35.8			
797	LEVEL 7	127E	A	1.0	249.1			
798	LEVEL 7	127E	B	0.8	161.5			
799	LEVEL 7	127E	C	1.0	69.1			68
800	LEVEL 7	128E	A	1.0	145			
801	LEVEL 7	128E	B	1.0	67.1			
802	LEVEL 7	129E	A	0.9	185.2			
803	LEVEL 7	129E	B	0.7	373.4			
804	LEVEL 7	131E	A	1.0	69.5			
805	LEVEL 7	131E	B	1.0	37.4			
806	LEVEL 7	132E	A	0.8	280.7			
807	LEVEL 7	132E	B	0.8	332.6			
808	LEVEL 7	133E	A	1.0	194			
809	LEVEL 7	133E	B	0.8	345.6			306
810	LEVEL 7	134E	A	1.0	393.6			
811	LEVEL 7	134E	B	1.0	511.5			
812	LEVEL 7	134E	C	0.5	346.2			
813	LEVEL 7	134E	D	1.0	345.4			
814	LEVEL 7	134E	E	1.0	246.8			
815	LEVEL 7	134E	F	0.7	446.1			
816	LEVEL 7	135E	A	1.0	265.9			
817	LEVEL 7	135E	B	1.0	215.7			
818	LEVEL 7	135E	C	1.0	280.6			
819	LEVEL 7	135E	D	1.0	38.8			27
820	LEVEL 7	136E	A	0.4	515.2			
821	LEVEL 7	136E	B	0.8	317.9			
822	LEVEL 7	136E	C	1.0	182.8			
823	LEVEL 7	136E	D	1.0	313			
824	LEVEL 7	137E	A	0.9	633.2			
825	LEVEL 7	137E	B	0.9	187.6			
826	LEVEL 7	138E	A	1.0	180.6			
827	LEVEL 7	138E	B	0.8	195.7			
828	LEVEL 7	139E	A	0.8	195.5			
829	LEVEL 7	140E	A	0.9	33.7			37
830	LEVEL 7	140E	B	0.7	63.8			
831	LEVEL 7	140E	C	1.0	841.3			
832	LEVEL 7	141E	A	0.9	51.9			
833	LEVEL 7	141E	B	0.9	357.4			
834	LEVEL 7	141E	C	1.0	450.6			
835	LEVEL 7	142E	A	0.9	89			
836	LEVEL 7	142E	B	0.8	253.8			
837	LEVEL 7	142E	C	0.8	413.3			
838	LEVEL 7	143E	A	1.0	292.2			
839	LEVEL 7	143E	B	1.0	339.6			360
840	LEVEL 7	143E	C	0.9	235.7			
1754	LEVEL 8	0	B	0.6	377.4			383
1757	LEVEL 8	0	C	1.0	122.3			
1761	LEVEL 8	0	D	0.8	469.8			
1756	LEVEL 8	1W	B	1.2	143.6			

1758	LEVEL 8	1W	C	1.0	57.2			
1755	LEVEL 8	2W	B	1.0	699.3			
1759	LEVEL 8	2W	C	1.1	207			
1768	LEVEL 8	3W	B	0.8	764.4	477.7	500649	
1769	LEVEL 8	3W	C	1.0	336.9	1133.5	500650	1135
1765	LEVEL 8	4W	A	0.6	70.5			
1766	LEVEL 8	4W	B	0.4	87.4			
1772	LEVEL 8	4W	C	1.0	121.7			
1764	LEVEL 8	5W	A	0.5	760.1	696.8	500648	754
1767	LEVEL 8	5W	B	0.9	454.4			
1773	LEVEL 8	5W	C	0.9	48.6			
1771	LEVEL 8	6W	A	0.7	248.8			
1770	LEVEL 8	6W	B	1.0	356.5			
1774	LEVEL 8	6W	C	0.9	868.8			877
1776	LEVEL 8	7W	A	0.7	175.7			
1788	LEVEL 8	7W	B	1.0	591.5			
1783	LEVEL 8	7W	C	0.7	61.9	107.3	500647	
1790	LEVEL 8	7W	D	0.6	66.5			
1775	LEVEL 8	8W	A	1.0	105.5			
1778	LEVEL 8	8W	B	1.0	302.8			
1777	LEVEL 8	8W	C	1.0	140.3			
1787	LEVEL 8	12W	A	1.0	168.1			
1791	LEVEL 8	12W	B	1.0	274.7			
1800	LEVEL 8	12W	C	1.0	64.1			
1797	LEVEL 8	13W	A	1.0	258.3	257.6	500645	261
1793	LEVEL 8	13W	B	1.0	218.7	232.5	500646	
1795	LEVEL 8	13W	C	1.0	33			
1779	LEVEL 8	14W	A	0.7	169.6			
1792	LEVEL 8	14W	B	0.9	43.8			
1799	LEVEL 8	14W	C	0.9	31.5			
1789	LEVEL 8	15W	A	1.0	182.7			
1781	LEVEL 8	15W	B	1.0	117.2			
1782	LEVEL 8	15W	C	1.0	413.9			
1784	LEVEL 8	16W *	A	1.0	204.9			201
1798	LEVEL 8	16W *	B	1.0	702.6	1061.1	500642	
1955	LEVEL 8	16W *	C	1.0	719.9	807.8	500643	
1785	LEVEL 8	16W *	D	1.0	221.2	404.1	500644	
1796	LEVEL 8	16W	E	1.0	128.2			
1794	LEVEL 8	16W	F	1.0	128.4			140
1786	LEVEL 8	16W	G	0.5	203.2			
1817	LEVEL 8	17W	A	0.9	27.3			
1818	LEVEL 8	17W	B	0.7	111.8			
1819	LEVEL 8	18W	A	1.0	390.9			
1820	LEVEL 8	18W	B	0.9	69.4			
1821	LEVEL 8	19W	A	0.7	300.1			
1822	LEVEL 8	19W	B	0.6	295.2			
1823	LEVEL 8	20W	A	0.8	73			
1824	LEVEL 8	20W	B	0.7	41.2			41
1825	LEVEL 8	21W	A	0.6	22.7			



1826	LEVEL 8	21W	B	0.7	32.8			
1780	LEVEL 8	1E	A	0.9	206.2			
1972	LEVEL 8	1E	B	1.0	549.5			
1963	LEVEL 8	2E	A	1.0	638.8	736.3	500651	
1969	LEVEL 8	2E	B	1.0	702.2	962.1	500652	
1959	LEVEL 8	3E	A	1.0	892.3			
1971	LEVEL 8	3E	B	1.0	904.5			913
1954	LEVEL 8	3E	C	1.0	580.6			
1835	LEVEL 8	3E	D	1.0	297.1			
645	LEVEL 8	3E	E	1.0	870.4			
646	LEVEL 8	3E	F	1.0	698.9			
647	LEVEL 8	3E	G	1.0	234.3			
648	LEVEL 8	3E	H	1.0	90.2			
649	LEVEL 8	3E	I	1.0	128.6			119
650	LEVEL 8	3E	J	1.0	184.9			
651	LEVEL 8	3E	K	1.0	194.2			
652	LEVEL 8	3E	L	1.0	324.6			
1960	LEVEL 8	4E	A	1.0	413.2			
1957	LEVEL 8	4E	B	1.0	1432.3			
1804	LEVEL 8	4E	C	0.6	190.9			199
1962	LEVEL 8	5E	A	1.0	814.7			
1958	LEVEL 8	5E	B	1.0	1244.3			
1961	LEVEL 8	6E	A	1.0	838.6			836
1952	LEVEL 8	6E	B	1.0	565.1			
1966	LEVEL 8	6E	C	1.0	330.9			
1967	LEVEL 8	6E	D	1.0	412.3			
1970	LEVEL 8	7E	A	1.0	70.1			
1953	LEVEL 8	7E	B	1.0	649.6			
1965	LEVEL 8	7E	C	1.0	267.3			
1964	LEVEL 8	8E	A	1.0	653.9	335.7	500658	
1951	LEVEL 8	8E	B	1.0	908.6	538.7	500659	904
1975	LEVEL 8	8E	C	1.0	275.5	168.4	500660	
1956	LEVEL 8	9E	A	1.0	855.8			
1968	LEVEL 8	9E	B	1.0	1021.9			
1973	LEVEL 8	9E	C	1.0	192.1			
1981	LEVEL 8	9E	D	1.0	761.7			609
1974	LEVEL 8	10E	A	1.0	325.2			
1986	LEVEL 8	10E	B	1.0	114.5			
1836	LEVEL 8	10E	C	1.0	383			
1837	LEVEL 8	10E	D	1.0	187.1			
1838	LEVEL 8	10E	E	1.0	361.2			
1839	LEVEL 8	10E	F	1.0	236.4			
1840	LEVEL 8	10E	G	1.0	169.4			
1841	LEVEL 8	10E	H	1.0	117.1			
1978	LEVEL 8	11E	A	1.0	292.1			
1979	LEVEL 8	11E	B	1.0	199.4			
1980	LEVEL 8	12E	A	1.0	343.4			
1976	LEVEL 8	12E	B	1.0	176.5			
1982	LEVEL 8	12E	C	1.0	533			



1983	LEVEL 8	13E	A	1.0	1072.1			
1987	LEVEL 8	13E	B	1.0	341.9			
1998	LEVEL 8	13E	C	1.0	1010.1			
1984	LEVEL 8	14E	A	1.0	457.1			
1801	LEVEL 8	14E	B	1.0	180.4			
1995	LEVEL 8	15E	A	1.0	477.5			
1999	LEVEL 8	16E	A	1.0	590.4			
1994	LEVEL 8	16E	B	1.0	262.4			
1988	LEVEL 8	17E	A	1.0	706.5	708.9	500653	
1802	LEVEL 8	17E	B	1.0	130.9			
1989	LEVEL 8	18E	A	1.0	486.8	601.2	500654	
1803	LEVEL 8	18E	B	1.0	185.8			
1997	LEVEL 8	19E	A	1.0	107.1			
1996	LEVEL 8	19E	B	1.0	246.5			
1845	LEVEL 8	19E	C	1.0	248.3			
1846	LEVEL 8	19E	D	1.0	199.1			
2000	LEVEL 8	20E	A	1.0	69.6			
1993	LEVEL 8	20E	B	1.0	73.3			
1990	LEVEL 8	21E	A	1.0	258.7	249.2	500655	
1805	LEVEL 8	21E	B	1.0	84.8			
1991	LEVEL 8	25E	A	1.0	340.2	387.3	500656	317
1992	LEVEL 8	25E	B	1.0	106.3	128.5	500657	
1810	LEVEL 8	26E	A	0.6	262.6			
1811	LEVEL 8	26E	B	0.8	364.6			
1808	LEVEL 8	27E	A	1.0	368.4	399.2	500661	
1809	LEVEL 8	27E	B	1.0	31.2	84.6	500662	
1815	LEVEL 8	28E	A	1.0	269.2			
1816	LEVEL 8	28E	B	1.0	979.5			
1832	LEVEL 8	29E	A	0.5	50.2			
1833	LEVEL 8	29E	B	0.7	186.4			
1834	LEVEL 8	29E	C	1.0	135.5			136
1806	LEVEL 8	30E	A	1.0	189.2	210	500663	
1807	LEVEL 8	30E	B	0.8	983.9	892.4	500664	886
1827	LEVEL 8	31E	A	0.8	266.5			
1828	LEVEL 8	31E	B	1.0	176.7			
1829	LEVEL 8	32E	A	1.0	41.7			
1830	LEVEL 8	32E	B	1.0	226.3			
1812	LEVEL 8	33E	A	0.8	8.1	45.6	500665	
1813	LEVEL 8	33E	B	0.8	65.7	63.6	500666	
1814	LEVEL 8	33E	C	0.7	63.5	40.2	500667	67
1831	LEVEL 8	34E	A	1.0	51.3			
1842	LEVEL 8	34E	B	1.0	89.8			
1843	LEVEL 8	35E	A	1.0	12.2			
1844	LEVEL 8	35E	B	1.0	267.9			265
1847	LEVEL 8	EST1	A	1.0	6.5			
1848	LEVEL 8	EST1	B	0.7	8.4			
1849	LEVEL 8	EST2	A	0.9	3.2			
1902	LEVEL 8	EST2	B	0.9	1.2			
1903	LEVEL 8	EST3	A	1.0	1.7			



1904	LEVEL 8	EST3	B	1.0	1.9			
1905	LEVEL 8	EST4	A	0.7	5.2			
1906	LEVEL 8	EST4	B	0.8	3.6			
1908	LEVEL 8	EST5	A	0.9	2.7			
1907	LEVEL 8	EST5	B	0.8	2.9			
1909	LEVEL 8	EST6	A	1.0	8.1			
1910	LEVEL 8	EST7	A	1.0	12.1			
1911	LEVEL 8	EST8	A	0.6	3.5			
1912	LEVEL 8	EST8	B	0.6	3.1			
1913	LEVEL 8	EST9	A	0.5	21.5			
1914	LEVEL 8	EST9	B	0.7	16.4			
1933	LEVEL 8	36E	A	1.0	20.2			
1929	LEVEL 8	36E	B	1.0	687.5			
1930	LEVEL 8	36E	C	1.0	151.9			
1915	LEVEL 8	37E	A	1.0	364.4			357
1916	LEVEL 8	37E	B	1.0	111.6			
1917	LEVEL 8	38E	A	1.0	117.5			
1918	LEVEL 8	38E	B	1.0	398.8			
1919	LEVEL 8	40E	A	1.0	282.1	289.1	500669	
1920	LEVEL 8	40E	B	1.0	73.2	76.4	500670	
1921	LEVEL 8	41E	A	1.0	85.5			
1922	LEVEL 8	42E	A	1.0	59.3	64.6	500671	
1923	LEVEL 8	43E	A	0.7	46.7			
1924	LEVEL 8	43E	B	1.0	97.7			
1925	LEVEL 8	44E	A	0.8	47.1	58.4	500672	
1926	LEVEL 8	44E	B	0.8	53.7	30.1	500673	
1931	LEVEL 8	45E	A	1.0	100.7			102
1932	LEVEL 8	45E	B	1.0	2295.6			
1948	LEVEL 8	45E	C	0.4	579.3			
1927	LEVEL 8	46E	A	1.0	116.5			
1934	LEVEL 8	46E	B	1.0	106.5			
1928	LEVEL 8	47E	A	0.7	189.1	111.7	500674	107
1935	LEVEL 8	47E	B	0.8	116.1	97.8	500675	
1936	LEVEL 8	48E	A	0.7	246.1			
1937	LEVEL 8	48E	B	1.0	167.5			
1938	LEVEL 8	49E	A	0.6	376.5			
1946	LEVEL 8	50E	A	0.8	120.5	131.7	500676	
1947	LEVEL 8	50E	B	1.0	1035.3	1020.7	500677	
1939	LEVEL 8	51E	A	0.7	140.3			
1940	LEVEL 8	51E	B	1.0	254.5			
1941	LEVEL 8	51E	C	1.0	295.3			305
1942	LEVEL 8	53E	A	1.0	119.1			
1943	LEVEL 8	53E	B	1.0	341.3			
1944	LEVEL 8	54E	A	1.0	118.9			
1945	LEVEL 8	54E	B	0.7	358.4			
1949	LEVEL 8	55E	A	0.7	320.1	257	500678	
1950	LEVEL 8	55E	B	0.8	677.6	824.4	500679	
501	LEVEL 8	56E	A	0.8	80.4			
502	LEVEL 8	56E	B	0.8	247.1			249

503	LEVEL 8	56E	C	0.8	74.1			
504	LEVEL 8	57E	A	0.7	274.8			
505	LEVEL 8	57E	B	0.6	29			
506	LEVEL 8	57E	C	1.0	1517.2			1475
507	LEVEL 8	57E	D	1.0	605.1			
508	LEVEL 8	57E	E	0.5	62.6			
509	LEVEL 8	58E	A	1.0	161.4	157.3	500680	
510	LEVEL 8	58E	B	0.7	41.4	755.5	500681	743
514	LEVEL 8	59E	A	1.0	737.4			
515	LEVEL 8	59E	B	1.0	159.5			
516	LEVEL 8	60E	A	0.6	23.6			
517	LEVEL 8	60E	B	0.7	227.9			
518	LEVEL 8	61E	A	0.6	86.7			
519	LEVEL 8	61E	B	0.7	182.7			
520	LEVEL 8	62E	A	0.7	152.3	198.2	500682	
521	LEVEL 8	62E	B	0.7	81.6	60.5	500683	
522	LEVEL 8	63E	A	0.7	174.6			156
523	LEVEL 8	63E	B	0.8	235.7			
537	LEVEL 8	64E	A	1.0	208.1			209
538	LEVEL 8	65E	A	0.8	105.4			
539	LEVEL 8	65E	B	1.0	97.4			
540	LEVEL 8	66E	A	0.4	31.9			
541	LEVEL 8	66E	B	0.6	76.9			
542	LEVEL 8	67E	A	0.5	97.4			
543	LEVEL 8	67E	B	0.7	478.5			
544	LEVEL 8	68E	A	1.0	85.6			
545	LEVEL 8	69E	A	0.6	146.1			
546	LEVEL 8	69E	B	1.0	421.7			
547	LEVEL 8	70E	A	0.4	191.7			218
548	LEVEL 8	70E	B	1.0	82.8			
549	LEVEL 8	71E	A	0.7	300.4			
550	LEVEL 8	71E	B	0.6	611.4			
567	LEVEL 8	71E	C	0.6	487.6			474
551	LEVEL 8	72E	A	0.7	592.2			
568	LEVEL 8	72E	B	1.0	199.6			
569	LEVEL 8	72E	C	0.8	82.7			
570	LEVEL 8	73E	A	1.0	226.2			
571	LEVEL 8	73E	B	1.0	191.1			
572	LEVEL 8	74E	A	0.8	464.7			
573	LEVEL 8	74E	B	0.5	119.4			
574	LEVEL 8	75E	A	0.6	323.3			
575	LEVEL 8	75E	B	0.8	101.5			
576	LEVEL 8	76E	A	0.7	317.4			
577	LEVEL 8	77E	A	0.7	128.9			122
578	LEVEL 8	78E	A	1.0	227.9			
579	LEVEL 8	79E	A	1.0	238.3			
581	LEVEL 8	79E	B	0.7	52.2			
582	LEVEL 8	80E	A	0.8	59.9			
583	LEVEL 8	80E	B	0.6	90.1			



584	LEVEL 8	81E	A	0.9	107.7			
585	LEVEL 8	81E	B	1.0	56.5			
586	LEVEL 8	82E	A	0.7	100			
587	LEVEL 8	82E	B	0.8	24.9			
588	LEVEL 8	83E	A	0.8	70			
589	LEVEL 8	83E	B	0.8	258.4			255
590	LEVEL 8	84E	A	0.9	64.3			
591	LEVEL 8	84E	B	1.0	49.3			
592	LEVEL 8	85E	A	1.0	21.5			
593	LEVEL 8	86E	A	1.0	62.9			
594	LEVEL 8	86E	B	0.8	107.6			
595	LEVEL 8	87E	A	0.8	57.4			
596	LEVEL 8	88E	A	1.0	62.1			
597	LEVEL 8	88E	B	0.7	48.8			
598	LEVEL 8	89E	A	0.8	24.4			
599	LEVEL 8	89E	B	0.9	21.1			14
600	LEVEL 8	90E	A	0.6	39.8			
601	LEVEL 8	91E	A	0.8	22.4			
602	LEVEL 8	91E	B	0.8	16			
603	LEVEL 8	92E	A	0.7	124.3			
604	LEVEL 8	92E	B	0.8	155			
605	LEVEL 8	93E	A	1.0	56.9			
606	LEVEL 8	93E	B	0.7	180.2			
607	LEVEL 8	94E	A	0.9	53.4			
608	LEVEL 8	94E	B	0.7	90			
609	LEVEL 8	95E	A	0.9	187.4			186
610	LEVEL 8	95E	B	0.6	375			
611	LEVEL 8	96E	A	1.0	176.5			
612	LEVEL 8	98E	A	0.9	156.9			
613	LEVEL 8	98E	B	0.7	85.8			
614	LEVEL 8	99E	A	0.9	131.9			
615	LEVEL 8	99E	B	0.8	9.1			
616	LEVEL 8	100E	A	0.7	19.5			
617	LEVEL 8	100E	B	0.6	8.4			
618	LEVEL 8	101E	A	1.0	12.8			
619	LEVEL 8	101E	B	0.7	13.8			15
620	LEVEL 8	102E	A	1.0	14.6			
621	LEVEL 8	103E	A	1.0	177.5			
622	LEVEL 8	104E	A	0.8	36.1			
623	LEVEL 8	105E	A	1.0	6.9			
624	LEVEL 8	106E	A	0.8	33.7			
625	LEVEL 8	106E	B	0.6	31.4			
626	LEVEL 8	107E	A	0.7	37.2			
627	LEVEL 8	107E	B	0.9	100.1			
628	LEVEL 8	108E	A	1.0	53.4			
629	LEVEL 8	108E	B	0.5	35			48
630	LEVEL 8	109E	A	0.7	37.8			
631	LEVEL 8	109E	B	0.7	95.9			
632	LEVEL 8	110E	A	0.8	74.2			

633	LEVEL 8	110E	B	0.8	49.3			
634	LEVEL 8	111E	A	1.0	99.9			
635	LEVEL 8	111E	B	1.0	16.6			
636	LEVEL 8	112E	A	0.9	545.8			
637	LEVEL 8	112E	B	1.0	833.3			
638	LEVEL 8	113E	A	0.8	36.5			
639	LEVEL 8	113E	B	1.0	1008.9			951
640	LEVEL 8	114E	A	0.7	95.2			
641	LEVEL 8	114E	B	0.8	221			
642	LEVEL 8	115E	A	0.9	236.7			
643	LEVEL 8	115E	B	0.8	226.7			
644	LEVEL 8	116E	A	1.0	306			
511	LEVEL 8	58EA	A	0.5	153.6			
512	LEVEL 8	58EA	B	0.8	819.8			797
513	LEVEL 8	60EA	A	0.9	485.4			
524	LEVEL 8	61EA	A	0.6	48.7			
525	LEVEL 8	61EA	B	0.6	315.7			
526	LEVEL 8	62EA	A	0.8	15			
527	LEVEL 8	62EA	B	0.6	864.6			869
528	LEVEL 8	63EA	A	1.0	172.6			
529	LEVEL 8	64EA	A	1.0	160.9			
530	LEVEL 8	65EA	A	0.8	224.4			
531	LEVEL 8	66EA	A	0.8	19.5			
532	LEVEL 8	66EA	B	0.8	32.2			
533	LEVEL 8	67EA	A	1.0	21.8			
552	LEVEL 8	67EA	B	1.0	16			
534	LEVEL 8	68EA	A	0.9	64			
535	LEVEL 8	69EA	A	7.0	332.3			
536	LEVEL 8	70EA	A	0.8	25.2			
553	LEVEL 8	71EA	A	0.8	110.9			
554	LEVEL 8	71EA	B	0.7	616.5			
555	LEVEL 8	72EA	A	0.7	241.2			
556	LEVEL 8	72EA	B	0.8	71.4			
557	LEVEL 8	73EA	A	0.8	69.6			68
558	LEVEL 8	73EA	B	0.6	185.1			
559	LEVEL 8	74EA	A	1.0	175.1			
560	LEVEL 8	74EA	B	1.0	925.9			
561	LEVEL 8	75EA	A	0.5	752.4			
562	LEVEL 8	75EA	B	0.7	431.4			
563	LEVEL 8	76EA	A	0.9	642.9			
564	LEVEL 8	76EA	B	0.8	233.5			
565	LEVEL 8	77EA	A	0.7	233.9			
566	LEVEL 8	78EA	A	0.9	886.1			
461	STOPE 9	0	A	1.0	609.6			611
462	STOPE 9	0	B	1.0	616.8			
463	STOPE 9	0	C	1.0	698.6			
464	STOPE 9	0	D	1.0	524.7			
465	STOPE 9	0	E	1.0	604			
990	STOPE 9	1W	A	1.0	480			146



991	STOPE 9	1W	B	1.0	618.8			
992	STOPE 9	1W	C	1.0	512			
993	STOPE 9	1W	D	1.0	116.5			
994	STOPE 9	1W	E	1.0	250.5			
995	STOPE 9	2W	A	1.0	540.3			
996	STOPE 9	2W	B	0.8	514.8			
997	STOPE 9	2W	C	0.5	485.2			
998	STOPE 9	2W	D	1.0	502.2			
999	STOPE 9	2W	E	1.0	514.8			511
466	STOPE 9	3W	A	1.0	38.7			
467	STOPE 9	3W	B	1.0	697.5			
459	STOPE 9	3W	C	1.0	401.6			
460	STOPE 9	3W	D	1.0	407.4			
468	STOPE 9	4W	A	1.0	137			
469	STOPE 9	4W	B	1.0	194.3			
470	STOPE 9	4W	C	1.0	174.4			
471	STOPE 9	4W	D	1.0	156.4			145
472	STOPE 9	5W	A	0.8	332.2			
473	STOPE 9	5W	B	1.0	138.5			
474	STOPE 9	5W	C	1.0	97.5			
475	STOPE 9	5W	D	1.0	178.6			
476	STOPE 9	6W	A	0.5	169.9			
477	STOPE 9	6W	B	1.0	37			
478	STOPE 9	6W	C	1.0	124.9			
479	STOPE 9	7W	A	1.0	66.9			
480	STOPE 9	7W	B	1.0	45.4			
481	STOPE 9	7W	C	1.0	94.9			100
984	STOPE 9	1E	A	1.0	587.2			
985	STOPE 9	1E	B	1.0	677.2			
986	STOPE 9	1E	C	1.0	637.9			
987	STOPE 9	1E	D	1.0	781			
980	STOPE 9	1E	E	1.0	824.9			793
981	STOPE 9	2E	A	1.0	340.3			
982	STOPE 9	2E	B	1.0	430.5			
983	STOPE 9	2E	C	1.0	326			
988	STOPE 9	2E	D	1.0	290.2			
989	STOPE 9	2E	E	1.0	722.4			
841	STOPE 9	3E	A	0.8	260.7			
842	STOPE 9	3E	B	0.8	306.9			
843	STOPE 9	3E	C	0.8	522.5			
844	STOPE 9	3E	D	1.0	457.8			
845	STOPE 9	4E	A	0.5	631.2			
846	STOPE 9	4E	B	1.0	472.9			
847	STOPE 9	4E	C	1.0	295.1			
848	STOPE 9	4E	D	1.0	144.3			
849	STOPE 9	4E	E	1.0	503.1			87
850	STOPE 9	5E	A	0.5	1.9			
851	STOPE 9	5E	B	1.0	123.7			
852	STOPE 9	5E	C	1.0	198.5			

853	STOPE 9	5E	D	1.0	26.7			
854	STOPE 9	5E	E	1.0	19.8			
855	STOPE 9	5E	F	1.0	346.8			
856	STOPE 9	5E	G	1.0	662.6			
857	STOPE 9	5E	H	1.0	507.8			
858	STOPE 9	6E	A	0.5	922.5			
859	STOPE 9	6E	B	1.0	500.6			493
860	STOPE 9	6E	C	1.0	543.1			
861	STOPE 9	6E	D	1.0	230			
862	STOPE 9	6E	E	1.0	511.1			
863	STOPE 9	6E	F	1.0	381			
864	STOPE 9	7E	A	1.0	439.6			
865	STOPE 9	7E	B	1.0	84.6			
866	STOPE 9	7E	C	1.0	367.8			
870	STOPE 9	7E	D	1.0	935.6			
871	STOPE 9	7E	E	1.0	1021.1			
872	STOPE 9	7E	F	1.0	553			
873	STOPE 9	7E	G	1.0	1796.3			
874	STOPE 9	8E	C	1.0	225.4			
875	STOPE 9	8E	D	1.0	472.4			
876	STOPE 9	8E	E	1.0	2106.9			
877	STOPE 9	8E	F	1.0	520			
878	STOPE 9	8E	G	1.0	931			
879	STOPE 9	8E	H	1.0	2979.9			
880	STOPE 9	9E	A	1.0	283.8			
881	STOPE 9	9E	C	1.0	447.5			
882	STOPE 9	9E	D	1.0	819.6			
883	STOPE 9	9E	E	1.0	1179.1			
884	STOPE 9	10E	A	1.0	514.7			
885	STOPE 9	10E	B	1.0	325.3			
886	STOPE 9	10E	C	1.0	292.5			
887	STOPE 9	10E	D	1.0	837.5			
888	STOPE 9	10E	E	0.8	345.3			
889	STOPE 9	11E	A	1.0	290.6			
890	STOPE 9	11E	B	0.8	310.9			
891	STOPE 9	11E	C	1.0	537.9			
892	STOPE 9	11E	D	1.0	500.4			
893	STOPE 9	12E	A	0.7	87.1			
894	STOPE 9	12E	B	1.0	210			
895	STOPE 9	12E	C	1.0	176.5			
896	STOPE 9	12E	D	1.0	118.8			
904	STOPE 9	12E	E	1.0	180.4			
905	STOPE 9	12E	F	1.0	96.6			
906	STOPE 9	12E	G	1.0	128.1			
907	STOPE 9	12E	H	1.0	284.9			
908	STOPE 9	13E	D	1.0	44.4			
909	STOPE 9	13E	E	1.0	137.5			
910	STOPE 9	13E	F	1.0	85			83
911	STOPE 9	14E	C	1.0	223.7			



912	STOPE 9	14E	D	1.0	117.2			
913	STOPE 9	14E	E	0.8	433.7			
914	STOPE 9	15E	A	1.0	109			
915	STOPE 9	15E	B	1.0	259.9			
916	STOPE 9	15E	C	1.0	161.4			
917	STOPE 9	15E	D	1.0	40			
918	STOPE 9	15E	E	1.0	230.9			
919	STOPE 9	15E	F	0.7	1326.9			
920	STOPE 9	15E	G	0.7	642.2			630
921	STOPE 9	16E	A	1.0	182.8			
922	STOPE 9	16E	B	0.8	133.8			
923	STOPE 9	17E	A	1.0	125.3			
924	STOPE 9	17E	B	1.0	158.8			
925	STOPE 9	17E	C	1.0	127.3			
926	STOPE 9	17E	D	1.0	77.7			
973	STOPE 9	18E	A	1.0	965.4			
974	STOPE 9	18E	B	1.0	1086.2			
975	STOPE 9	18E	C	1.0	1020.8			
976	STOPE 9	19E	A	1.0	511.9			
977	STOPE 9	19E	B	1.0	583.3			
978	STOPE 9	19E	C	1.0	949			
979	STOPE 9	19E	D	1.0	1243.9			
927	STOPE 9	20E	A	1.0	45.8			
928	STOPE 9	20E	B	1.0	25.7			
929	STOPE 9	20E	C	1.0	15.9			
930	STOPE 9	20E	D	1.0	146.3			151
931	STOPE 9	20E	E	1.0	752.8			
932	STOPE 9	20E	F	1.0	361.1			
933	STOPE 9	21E	A	1.0	141.5			
934	STOPE 9	21E	B	1.0	93.5			
935	STOPE 9	21E	C	1.0	81.3			
936	STOPE 9	22E	A	1.0	123.4			
937	STOPE 9	22E	B	1.0	118.2			
938	STOPE 9	22E	C	1.0	59.5			
939	STOPE 9	22E	D	0.8	216.9			
940	STOPE 9	22E	E	0.5	61.2			58
941	STOPE 9	23E	A	1.0	217.7			
942	STOPE 9	23E	B	1.0	66.2			
943	STOPE 9	23E	C	1.0	57.8			
944	STOPE 9	23E	D	1.0	165.4			
945	STOPE 9	23E	E	1.0	290			
946	STOPE 9	24E	A	1.0	1619.1			
947	STOPE 9	24E	B	1.0	402.8			
948	STOPE 9	24E	C	1.0	244			
949	STOPE 9	24E	D	0.7	205.3			
950	STOPE 9	24E	E	1.0	232.7			223
951	STOPE 9	25E	A	1.0	64.9			
952	STOPE 9	25E	B	1.0	67.4			
953	STOPE 9	25E	C	1.0	140.4			



954	STOPE 9	25E	D	1.0	207			
955	STOPE 9	26E	A	1.0	14.9			
956	STOPE 9	26E	B	1.0	219.4			
957	STOPE 9	26E	C	1.0	110.4			
958	STOPE 9	26E	D	1.0	511.9			
966	STOPE 9	26E	E	1.0	543.6			
967	STOPE 9	26E	F	1.0	383.4			
968	STOPE 9	27E	C	1.0	405.2			
969	STOPE 9	27E	D	1.0	62.3			
970	STOPE 9	27E	E	1.0	50.2			56
971	STOPE 9	27E	F	1.0	61.5			
972	STOPE 9	30E	A	1.0	8.6			
451	RAMP	OX-1	A	1.0	503.6			
452	RAMP	OX-1	B	1.0	93.4			
453	RAMP	OX-1	C	1.0	106.7			
454	RAMP	OX-2	A	1.0	96.3			
455	RAMP	OX-2	B	1.0	364.4			
456	RAMP	OX-2	C	1.0	125.3			
489	RAMP	OX-3	A	1.0	269.2			
457	591069	2624941	2279	3.0	248.1			
458	591079	2624923	2280	3.5	280.3			
482	S. Carlos	OX-4	A	1.0	530.9			
483	S. Carlos	OX-4	B	1.0	480.3			
484	S. Carlos	OX-4	C	1.0	181.6			
485	S. Carlos	OX-5	A	1.0	346.5			
486	S. Carlos	OX-5	B	1.0	294.4			
487	S. Carlos	OX-5	C	1.0	252.3			
488	S. Carlos	OX-5	D	1.0	67.8			
490	S. Nicolás	SN-1	Surface	Dumps	153.7			
491	S. Nicolás	SN-2	u/g	1.3	305			
492	S. Marcos	SM-1		1.2	141.5			
493	S. Marcos	SM-2		2.1	111.2			
494	S. Marcos	SM-3		1.9	134.1			
495	S. Marcos	SM-4		1.5	98.4			
496	S. José	SJ-1	Surface	Dumps	192.7			
497	S. José	SJ-2	Surface	Dumps	148.3			
498	S. Rosa	SR-1	Pilar	1.0	1124.2			
580	LEVEL 8	76E	B	0.6	170.6			
867	STOPE 9	8E	A	1.0	253.3			
868	STOPE 9	8E	B	1.0	520			
869	STOPE 9	9E	B	1.0	225.5			243
902	STOPE 9	11E	E	1.0	320.2			
903	STOPE 9	11E	F	1.0	567.4			
897	STOPE 9	13E	A	1.0	163.9			
898	STOPE 9	13E	B	1.0	616.9			
899	STOPE 9	13E	C	1.0	66.3			
900	STOPE 9	14E	A	1.0	1406			1380
901	STOPE 9	14E	B	1.0	526.3			
959	STOPE 9	27E	A	1.0	144.4			



960	STOPE 9	27E	B	1.0	87.6			83
961	STOPE 9	28E	A	1.0	14.2			
962	STOPE 9	28E	B	0.8	15.4			
963	STOPE 9	28E	C	0.8	102.9			
964	STOPE 9	29E	A	0.7	1.0			
965	STOPE 9	29E	B	0.9	127.5			



APPENDIX III

iPL ANALTICAL RESULTS, OREQUEST SAMPLES

APPENDIX III - iPL ANALTICAL RESULTS, OREQUEST SAMPLES

First Majestic Resource Corp - La Parrilla Project Certificate 04C0368: Los Rosarios V										
Sample	Au	Ag	Ag	Cu	Pb	Zn	As	Sb	Hg	Cd
Number	g/t	g/t	ppm	ppm	ppm	ppm	ppm	ppm	ppm	ppm
500642	0.19	1061.1	176.2	739	11016	188908	1519	823	<3	1640.3
500643	0.22	807.8	198.8	149	15311	174117	11233	784	<3	1489.3
500644	0.2	404.1	200.9	77	16221	87421	17566	424	<3	708.6
500645	0.06	257.6	218.7	169	17187	61767	3292	195	<3	513.8
500646	0.59	232.5	202.3	50	18667	48820	25345	836	<3	395.7
500647	0.07	107.3	117.5	130	17660	13365	2366	155	<3	108.3
500648	0.18	696.8	198.8	327	16802	77102	8506	527	<3	636.4
500649	0.52	477.7	189.4	245	15925	70951	13876	438	<3	563.6
500650	0.34	1133.5	175.4	393	15241	175632	9099	1203	<3	1547.3
500651	0.38	736.3	189.3	227	15922	101573	12653	992	<3	837
500652	0.3	962.1	219.5	141	17077	112449	9844	1139	<3	963.8
500653	0.13	708.9	213.2	316	16580	72725	3591	1213	<3	630.4
500654	0.11	601.2	196.7	233	16091	57112	2026	1097	<3	493.8
500655	0.1	249.2	213.7	86	17105	44692	1136	531	<3	355.7
500656	0.14	387.3	203	322	16295	45613	3747	997	<3	347.1
500657	0.24	128.5	144	136	16136	37855	1340	146	<3	287.3
500658	0.16	335.7	226.6	170	20241	32925	3710	401	<3	263.4
500659	0.47	538.7	197.2	302	15893	70731	13704	722	<3	546.3
500660	0.06	168.4	183.3	120	18421	18306	3548	276	<3	148.6
500661	0.3	399.2	199.2	335	17041	10858	5607	610	<3	78.6
500662	0.1	84.6	98.2	119	8420	12871	1933	206	<3	97.2
500663	0.14	210	190.5	203	14858	1846	3768	999	<3	8.2
500664	0.34	892.4	168.5	699	18048	833	5818	3142	<3	<0.2
500665	0.01	45.6	9.3	47	1106	741	219	157	<3	2.1
500666	0.26	63.6	71.4	28	3194	1463	867	108	<3	10.9
500667	0.04	40.2	43.8	61	3596	703	1161	598	<3	0.8
500668	0.25	306	187.3	93	20640	5153	1933	636	<3	<0.2
500669	0.05	289.1	214.7	73	18172	10515	170	124	<3	73.8
500670	0.05	76.4	82.8	39	6102	10171	1805	114	<3	30.6
500671	0.08	64.6	65.9	28	4535	3880	341	55	<3	22.4
500672	0.02	58.4	65.7	45	3477	298	110	49	<3	<0.2
500673	0.01	30.1	36.3	25	1587	926	132	33	<3	3.2
500674	0.1	111.7	124.3	33	4324	362	729	53	<3	<0.2
500675	0.12	97.8	114.9	57	9776	5982	3496	82	<3	42
500676	0.11	131.7	135.3	69	8705	3925	1154	137	<3	<0.2
500677	0.2	1020.7	159.5	236	7323	84545	10987	459	<3	700.1
500678	0.26	257	248.1	64	6517	5570	445	109	<3	36.7
500679	0.05	824.4	223.4	325	16560	90169	312	751	<3	745.1
500680	0.01	157.3	160.9	150	7745	19037	306	136	<3	147.9
500681	0.35	755.5	170.3	302	16956	117441	10955	697	<3	939
500682	0.02	198.2	191.6	76	18916	13749	922	124	<3	101.2
500683	0.01	60.5	61.2	28	8412	2847	863	46	<3	19.5
500688	0.07	88.8	66.7	29	6532	176738	1631	294	<3	99.4
500689	0.15	86	60.2	44	8561	6173	1258	449	<3	<0.2
500690	0.14	42.4	26.4	34	4064	2034	512	277	<3	<0.2
Method	FA/AAS	FAGrav	ICP	ICP	ICP	ICP	ICP	ICP	ICP	ICP



APPENDIX IV

PULP SAMPLE DUPLICATE DATA (ALS vs iPL)



APPENDIX IV - PULP SAMPLE DUPLICATE DATA (ALS vs iPL)

SAMPLE Number	LEVEL	LINE	Channel No.	Width Metres	First Majestic Ag (g/t)	OreQuest Results Ag (g/t)	OreQuest Sample No. (iPL)	ALS Recheck Ag (g/t)	First vs OreQuest	ALS vs iPL
659	LEVEL 7	76E	A	1.0	435.4			385	88%	
669	LEVEL 7	81E	B	0.9	188.4			188	100%	
679	**LEVEL 7**	**88E**	**A**	**0.9**	**1342.9**			**610**	**45%**	
689	LEVEL 7	91E	B	0.6	439.6			429	98%	
699	LEVEL 7	94E	G	1.0	47.1			48	102%	
709	LEVEL 7	99E	B	0.5	33			35	106%	
719	LEVEL 7	105E	A	0.7	561.6			569	101%	
729	LEVEL 7	111E	B	1.0	119.8			121	101%	
739	LEVEL 7	114E	D	0.7	64.5			68	105%	
749	LEVEL 7	115E	O	1.0	370.1			359	97%	
759	LEVEL 7	116E	F	0.8	128			119	93%	
769	LEVEL 7	117E	D	0.7	216.7			217	100%	
779	LEVEL 7	120E	B	0.9	110.5			98	89%	
789	LEVEL 7	124E	A	1.0	277			275	99%	
799	LEVEL 7	127E	C	1.0	69.1			68	98%	
809	LEVEL 7	133E	B	0.8	345.6			306	89%	
819	LEVEL 7	135E	D	1.0	38.8			27	70%	
829	LEVEL 7	140E	A	0.9	33.7			37	110%	
839	LEVEL 7	143E	B	1.0	339.6			360	106%	
1754	LEVEL 8	0	B	0.6	377.4			383	101%	
1769	**LEVEL 8**	**3W**	**C**	**1.0**	**336.9**	**1133.5**	**500650**	**1135**	**337%**	**100%**
1764	LEVEL 8	5W	A	0.5	760.1	696.8	500648	754	99%	108%
1774	LEVEL 8	6W	C	0.9	868.8			877	101%	
1797	LEVEL 8	13W	A	1.0	258.3	257.6	500645	261	101%	101%
1784	LEVEL 8	16W	A	1.0	204.9			201	98%	
1794	LEVEL 8	16W	F	1.0	128.4			140	109%	
1824	LEVEL 8	20W	B	0.7	41.2			41	100%	
1971	LEVEL 8	3E	B	1.0	904.5			913	101%	
649	LEVEL 8	3E	I	1.0	128.6			119	93%	
1804	LEVEL 8	4E	C	0.6	190.9			199	104%	
1961	LEVEL 8	6E	A	1.0	838.6			836	100%	
1951	LEVEL 8	8E	B	1.0	908.6	538.7	500659	904	99%	168%
1981	LEVEL 8	9E	D	1.0	761.7			609	80%	
1991	LEVEL 8	25E	A	1.0	340.2	387.3	500656	317	93%	82%
1834	LEVEL 8	29E	C	1.0	135.5			136	100%	
1807	LEVEL 8	30E	B	0.8	983.9	892.4	500664	886	90%	99%
1814	LEVEL 8	33E	C	0.7	63.5	40.2	500667	67	106%	167%
1844	LEVEL 8	35E	B	1.0	267.9			265	99%	
1915	LEVEL 8	37E	A	1.0	364.4			357	98%	
1931	LEVEL 8	45E	A	1.0	100.7			102	101%	
1928	**LEVEL 8**	**47E**	**A**	**0.7**	**189.1**	**111.7**	**500674**	**107**	**57%**	**96%**
1941	LEVEL 8	51E	C	1.0	295.3			305	103%	
502	LEVEL 8	56E	B	0.8	247.1			249	101%	
506	LEVEL 8	57E	C	1.0	1517.2			1475	97%	



APPENDIX IV (CONTINUED)

SAMPLE Number	LEVEL	LINE	Channel No.	Width Metres	First Majestic Ag (g/t)	OreQuest Results Ag (g/t)	OreQuest Sample No. (iPL)	ALS Recheck Ag (g/t)	First vs OreQuest	iPL vs ALS
510	**LEVEL 8**	**58E**	**B**	**0.7**	**41.4**	**755.5**	**500681**	**743**	**1795%**	**98%**
522	LEVEL 8	63E	A	0.7	174.6			156	89%	
537	LEVEL 8	64E	A	1.0	208.1			209	100%	
547	LEVEL 8	70E	A	0.4	191.7			218	114%	
567	LEVEL 8	71E	C	0.6	487.6			474	97%	
577	LEVEL 8	77E	A	0.7	128.9			122	95%	
589	LEVEL 8	83E	B	0.8	258.4			255	99%	
599	LEVEL 8	89E	B	0.9	21.1			14	66%	
609	LEVEL 8	95E	A	0.9	187.4			186	99%	
619	LEVEL 8	101E	B	0.7	13.8			15	109%	
629	LEVEL 8	108E	B	0.5	35			48	137%	
639	LEVEL 8	113E	B	1.0	1008.9			951	94%	
512	LEVEL 8	58EA	B	0.8	819.8			797	97%	
527	LEVEL 8	62EA	B	0.6	864.6			869	101%	
557	LEVEL 8	73EA	A	0.8	69.6			68	98%	
461	STOPE 9	0	A	1.0	609.6			611	100%	
990	**STOPE 9**	**1W**	**A**	**1.0**	**480**			**146**	**30%**	
999	STOPE 9	2W	E	1.0	514.8			511	99%	
471	STOPE 9	4W	D	1.0	156.4			145	93%	
481	STOPE 9	7W	C	1.0	94.9			100	105%	
980	STOPE 9	1E	E	1.0	824.9			793	96%	
849	STOPE 9	4E	E	1.0	503.1			87	17%	
859	STOPE 9	6E	B	1.0	500.6			493	98%	
910	STOPE 9	13E	F	1.0	85			83	98%	
920	STOPE 9	15E	G	0.7	642.2			630	98%	
930	STOPE 9	20E	D	1.0	146.3			151	103%	
940	STOPE 9	22E	E	0.5	61.2			58	95%	
950	STOPE 9	24E	E	1.0	232.7			223	96%	
970	STOPE 9	27E	E	1.0	50.2			56	112%	
869	STOPE 9	9E	B	1.0	225.5			243	108%	
900	STOPE 9	14E	A	1.0	1406			1380	98%	
960	STOPE 9	27E	B	1.0	87.6			83	95%	
					356.2			**349**	**98%**	**113%**



APPENDIX V

SECTIONS OF REPORT AND CORRESPONDING RESPONSIBLE AUTHOR

Section	Author
Summary	Cavey, Gunning, Sivertz
Introduction and Terms of Reference	Cavey, Sivertz
Disclaimer	Cavey, Sivertz
Property Description and Location	Sivertz
Access Routes, Physiography and Climate	Sivertz
Local Resources and Infrastructure	Sivertz
Mining and Exploration History	Sivertz
Regional Geological Setting	Sivertz
Local Geology and Mineralization	Sivertz
Deposit Types	Cavey, Sivertz
Exploration	Sivertz
Drilling	Sivertz
Sampling Method and Approach	Sivertz
Sample Preparation, Analyses and Security	Sivertz
Data Verification	Sivertz
Adjacent Properties	Sivertz
Mineral Processing and Metallurgical Testing	Gunning
Underground Exploration and Development	Gunning
Mineral Resource and Mineral Reserve Estimation	Gunning
Other Relevant Data	Gunning
Interpretation and Conclusions	Cavey, Gunning, Sivertz
Recommendations	Cavey, Gunning, Sivertz
References	Cavey, Gunning, Sivertz

FORM 5A

FILING STATEMENT FOR NON-RTO TRANSACTIONS

FIRST MAJESTIC RESOURCE CORP.

#1305 - 1090 W. Georgia Street
Vancouver, British Columbia
V6E 3V7

(the "Issuer")

Telephone: (604) 541-9810
Facsimile: (604) 541-9820

Registrar and Transfer Agent:

Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8

The Issuer is, under the Rules of the TSX Venture Exchange
a Tier 2 Precious and Base Metals Exploration Issuer.

The Exchange has not in any way passed upon the merits of the securities for the Issuer. The information contained in this Filing Statement has been supplied to the Exchange by the Issuer, and the Exchange has relied upon this information in accepting the Filing Statement.

TABLE OF CONTENTS

1. STATEMENT OF MATERIAL CHANGE IN THE AFFAIRS OF THE ISSUER

(a) Statement of Material Change – The Acquisition of the La Parrilla Silver Mine, Mexico

First Majestic Resource Corp. (the "Issuer") and its wholly owned Mexican subsidiary First Majestic Resources Mexico SA. De C.V. ("FRM") have entered into a formal purchase agreement dated as of January 9, 2004 (the "Agreement") with Mineral Santa Maria S.A. de C.V., a Mexican corporation, ("MSM"), Jose Antonio Gamiz Quinones Mina Los Rosarios S.A. de C.V., a Mexican corporation ("MLR") (collectively, the "Vendors") and their representatives, Jose Rogelio L. Gamiz Morales and Ismael, Octavio L. Gamiz Morales, of Durango, Mexico, to purchase the La Parrilla Silver Mine and mill located approximately 65 kilometers southeast of the city of Durango, in the State of Durango, Mexico, comprised of certain properties, assets, equipment and mining concessions ("La Parrilla"), free and clear of all liens, charges and encumbrances, subject to satisfactory due diligence results and receipt of regulatory approvals.

Under the terms of the Agreement, the Issuer has agreed to pay a purchase price of US$3,000,000 (the "Purchase Price") for the La Parrilla as follows: (a) US $1,000,000 on the date of closing of the purchase of La Parrilla (the "Closing) scheduled for April 30, 2004; (b) US$500,000 on July 16, 2004; (c) US$500,000 on October 16, 2004; and (d) US$1,000,000 on April 16, 2005. The Issuer has paid a signing bonus payment of US$10,000 on signing of the Agreement and has paid an additional fee of US$10,000 to extend the Closing in order to complete its due diligence and obtain required regulatory approvals.

In connection with the purchase of La Parrilla, the Issuer has agreed to pay a finder's fee of US$182,500 plus approved expenses which has already been conditionally approved by the TSX Venture Exchange (the "Exchange").

(b) Acquisition of a natural resource property

(i) **Name and address of Vendors:**

Mineral Santa Maria S.A. de C.V., a Mexican corporation
Calle 5 de Febrero 232, Oriente Zona Centro Durango,
Durango, Mexico

Jose Antonio Gamiz Quinones Mina Los Rosarios S.A. de C.V., a Mexican corporation
Calle 5 de Febrero 232, Oriente Zona Centro Durango,
Durango, Mexico

Jose Rogelio L. Gamiz Morales and Ismael, Octavio L. Gamiz Morales, the covenantors
City of Durango, Durango, Mexico

The Vendors are at arm's length to the Issuer.

(ii) **Consideration Payable**

Purchase Price US$3,000,000 payable as follows:

(a) on the Closing Date, the sum of US$1,000,000, plus V.A.T. in the amount of US$150,000, if applicable;

(b) on July 16, 2004, the sum of US$500,000, plus V.A.T. in the amount of US$75,000, if applicable;

(c) on October 16, 2004, the sum of US$500,000, plus V.A.T. in the amount of US$75,000, if applicable; and

(d) on or before April 16, 2005, the sum of US$1,000,000, plus V.A.T. in the amount of US$150,000, if applicable.

There are no other commitments to carry out exploration or drilling programs.

(iii) The La Parrilla has been owned by the Vendors for more than one year prior to the date of the Agreement.

(iv) No insider or promoter of the Issuer has held an interest in the La Parrilla during the last three years.

(v) **Finder's fee**

US$182,500 plus approved expenses relating to the acquisition of La Parrilla

Payable to:

Ramon Davila
La Parrilla.Ginez Vazquez del Mercado 607 local 23,
Col Nueva Vizcaya,
Durango, Dgo.,
Mexico, CP 34080

The finders' fee has been conditionally approved by the Exchange.

(vi) **Interest to be Acquired**

100% interest in the La Parrilla mine and mill, free and clear of all liens and encumbrances.

(vii) **Previous exploration and development work, recommended work plan and proposed work plan**

Previous exploration and development work conducted on the La Parrilla property is described in a Summary Report on the La Parrilla Mine Project dated April 23, 2004 (the "Summary Report") prepared by George Cavey, P. Geo, David R. Gunning P. Eng. and George Sivertz, P. Geo, of OreQuest Consultants Ltd., an independent geological and engineering consulting firm. The Summary Report forms part of the Issuer's public record and is available on the SEDAR website www.sedar.com.

Work Plan

The Issuer plans to conduct a work plan that incorporates an $800,000 recommended plan described in the Summary Report which includes the following:

1. a surface exploration program to explore the La Parrilla property that will include the preparation of orthophoto and digital topographic maps, geological mapping, geochemical sampling and diamond drilling;

2. a program of underground exploration, mine rehabilitation, bulk sampling, and mill pilot metallurgical testing to advance the 8 level drift 150 meters to the east and to permit the assessment of the concentrating plant as well as primary mine infrastructure;

3. a program of diamond drilling from either surface or underground, to test both the oreshoots below the 9 level as well as the eastern oreshoot east of the existing face;

4. prepare socio-economic studies and baseline environmental studies as a first step towards a more advanced development plan which will lead to a scoping study or pre-feasibility study.

The Company may decide to conduct further programs in addition to conducting the initial plan (approximately $800,000) which would include refurbishment of the operation facilities and increasing capacity of the mill.

COST ESTIMATE
SURFACE AND UNDERGROUND EXPLORATION

SURFACE EXPLORATION	**COST $ US**
Underground Exploration 150m @ $500/m	$75,000
Mine Services (including compressor rental)	50,000
Mill Test - 600 tonnes (including rehab of mill and operating)	$100,000
Drilling: 3000m @ $95/m (incl. fuel and trucks as well as mob/demob)	285,000
Assays And Analyses: 1800 samples @ $20	36,000
Geological Consulting Fees and Salaries	40,000
Local Personnel Wages and Benefits	50,000
Local Support (including trucks, accommodations, food, communication)	30,000
Socio-Economic Studies and permitting	10,000
Baseline Environmental Studies	10,000
Report Costs	10,000
SUBTOTAL	$696,000
CONTINGENCY @ 15%	104,400
TOTAL	**$800,400**

(viii) **Establishment of probable mineral reserves or proven mineral reserves**

The La Parrilla has no known mineral reserves as the Summary Report references only resources and not reserves.

2. FINANCIAL INFORMATION

(a) The Issuer's approximate working capital as of April 16, 2004 is $919,414.61. On March 15, 2004, the Issuer announced a private placement of 8,000,000 units at a price of $1.45 per unit, each unit consisting of one common share and one half of one share purchase warrant ("Warrant") with each full Warrant exercisable at a price of $1.85 in the first year and $2.05 in the second year. The Company has received and accepted subscriptions for

8,000,000 units and formal closing will occur concurrently with the closing of the purchase of La Parrilla Mine and mill. Conditional acceptance from the Exchange for the private placement has been received. The proceeds from this private placement will be used for the acquisition, refurbishment and ongoing operations of the La Parrilla Mine and for working capital purposes.

(b) The Issuer's has no investments in securities of other companies.

3. MATERIAL NATURAL RESOURCES PROPERTIES

Niko Silver Project, Mexico

A. Interest of the Issuer and the Issuer's Commitments

On August 7, 2003, the Issuer entered into an option agreement, as amended, extended or restated from time to time (the "Niko Agreement") with JABA Exploration Inc. ("JABA"), a public company trading on the Exchange. Under the terms of the Niko Agreement, the Issuer has an option to acquire up to an 80% interest in certain mineral claims in the Niko-Estrella silver project located approximately 20 kilometres northeast of the town and district of Naica, Mexico, consisting of approximately 7.75 square kilometres (775 hectares) and includes the Estrella breccia pipe and the Niko South Hills (collectively, the "Niko Silver Project") and a 30 day right of first refusal to acquire certain additional claims by:

(i) keeping the Niko Silver Project in good standing, which includes payment of taxes and timely completion and submittal of all reporting requirements;

(ii) completing the following work expenditures and making property payments to the underlying property owner:

	Work Program	Property Payment
Year 1	US $150,000 (to be completed by December 31, 2004)	Nil
Year 2	US $200,000 (to be completed by December 31, 2004)	US $15,000 (due January 1, 2004) which has been paid
Year 3	US $250,000 (to be completed by December 31, 2005)	US $20,000 (due January 1, 2005)
Year 4	US $300,000 (to be completed by December 31, 2006)	US $25,000 (due January 1, 2006)
Year 5	Nil	US $50,000 (due January 1, 2007)
Year 6	Nil	US $50,000 (due January 1, 2008)
Year 7	Nil	US $100,000 (due January 1, 2009)
Year 8 and onward	Nil	Greater of 2% net smelter returns ("NSR") or US $100,000 payable each January 1st

(iii) paying JABA $5,000 and issuing 200,000 common shares of the Issuer within 10 days of Exchange approval of the Niko Silver Project transaction (the "Approval Date") which has been paid and issued and committing to a work program described in the above table. The Issuer also agreed to make a final payment of $5,000 by November 1, 2003 which has been paid and issue 150,000 shares on

every anniversary of the Approval Date until a bankable feasibility is completed; and

(b) Under the terms of the Niko Agreement, the Issuer can obtain an additional 10% interest to 80% by completing a bankable feasibility study.

Under the terms of the Niko Agreement, the underlying property owner will retain a 2% NSR on all metals produced on the Niko Silver Project claims, however the Issuer has the right to purchase the 2% NSR by paying the owner US $6,000,000 within seven years from the August 7, 2003. The Issuer cannot assign its rights to the Niko Silver Project claims without express written approval from JABA, approval not to be unreasonably withheld. JABA has a 30 day right of first refusal on any assignments. JABA also has the option to become the operator in the first two years with a maximum operator fee to be based on cost plus 10% basis.

If JABA elects not to pay its 20% share to put the Issuer's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

If additional ground is staked within 5 kilometres of the boundaries of the Niko Silver Project claims, they will be considered to be initially owned on a 50:50 basis. Development of these claims will be by joint venture between the Issuer and JABA and JABA's minimum carried interest will be no less than 10%.

B. Exploration and Development Work

Niko Silver Project Report

The Issuer retained Mr. Johnathan E. DuHamel, a Registered Professional Geologist, Arizona based in Tucson, Arizona, USA, and Mr. James A. Briscoe, a Registered Professional Geologist, Arizona and California and a director of JABA, to conduct a field visit and to prepare a technical report on the Niko Silver Project. The technical report (the "Niko Report") was prepared by Mr. DuHamel and Mr. Briscoe as of October 31, 2003. The property description on the Niko Silver Project is an excerpt from the Niko Report, which has been filed on SEDAR and is available for viewing on the website: www.sedar.com.

Deposit Type Geology

Geologic evidence to date suggests that Niko Estrella is part of the polymetallic mineral halo perhaps surrounding a buried igneous intrusion into Cretaceous limestones (Aurora formation) that may occupy the area between Niko Norte (north) and Niko Sur (south) hills hidden under soil cover and or limestone strata. The age of the intrusion (if it exists) and mineralization is mid-Tertiary. Because of its environment and being situated in receptive Cretaceous sedimentary rocks, the Aurora formation, has potential for a very large body of mineralized rock. Similar ore bodies documented in Japan have a vertical extent of 2 thousand metres (6 thousand feet). Niko Estrella manifests distal alteration and mineralization characteristics of other polymetallic replacement deposits including the near by Naica district, 20 km SW and the Santa Eulalia district 60 km NE, as reported by Megaw, 1986. Potential for large-scale underground mining is thought to be excellent.

History of Production

The Niko area has no historic production. However, it has surface characteristics which make it very similar the Naica district aproximately 20 kilometers to the south west. Naica is described below.

The Naica polymetallic carbonate replacement deposit (CRD) district was discovered in the late part of the 18th century. It has had a production of about US $6 billion at approximate modern metal prices, including silver, lead, zinc, copper, and tungsten with subordinate molybdenum and mercury. No significant mining took place at Naica until the last years of the 19 th century when the Torino - Tehuacan pipe outcrop was discovered. Consisting of massive iron oxide silver-lead-zinc rich gosson only about four meters in diameter, mining of the material which was surrounded by limestone with only a subtle surface expression consisting of silica, minor iron staining, decalcification of limestone, and subtle marbelization and bleaching, lead downward into the massive polymetallic carbonate replacement ores of the modern Naica mine. The Torino-Tehuacan pipe has a surface expression of about 16 square metres, an inclined length of 800 metres. Projection from surrounding hills suggests that with another 30 to 60 metres of un-eroded limestone the only evidence of the pipe would have been weakly silver bearing black manganese breccia - like the outcrop of the Estrella breccia pipe at Niko. Further, the Estrella pipe has an area of 418 square metres or 26 times larger than the Torino Tehuacan pipe. The pipes, known as chimineas, at Naica and Santa Eulalia lead downward into ore mantos. The Estrella pipe or chiminea is expected to do the same.

Current Exploration Work

The Issuer commenced a planned Phase 1 detailed geologic, geophysical, geochemical mapping program for October, November and December of 2003. The field geophysical portion of this program was started in the week of October 6, 2003 and was completed about October 20, 2003. A subsequent Phase 2 program was initiated February 11, 2004 and completed February 22, 2004. A completed formal report was submitted March 29, 2004. Both of these surveys were performed by Zonge Engineering and Research Organization Inc. of Tucson, Arizona, geophysical contractors and Registered Geophysicists.

The primary objective of Phase 1 and 2 was to determine the exact orientation of the Estrella pipe and to identify drill targets. Detailed Controlled Source and Natural Source Audio-range Magneto Tellurics (CSAMT & NSAMT) geophysics has been done over the Estrella pipe so that its dimensions and three dimensional position in space can now be precisely plotted.

Results of the first geophysical survey indicates the Estrella breccia pipe is inclined in an easterly direction and transitions from resistive manganese oxide mineralization to low resistivity mineralization assumed to be sulfides at a depth of about 400 meters. More importantly, a large low resistivity body of significant but undetermined size occurres east and southeast from the Estrella pipe. Further, along the northwest trending NSAMT (Natural Source Audio-range Magneto Telluric) geophysical line about 600 meters northwest of the Estrella pipe is another anomaly having the same geophysical characteristics as the Estrella pipe. It appears this is another pipe that does not crop out at the surface but may be similar in size to the Estrella pipe. Further northwest along the same line, a large body of high resistivity material is lying in the alleviated area between the Niko North and Niko South hills. This high resistivity material is interpreted as a large intrusive body with a surface footprint in the plus two kilometre range. It does not outcrop and is everywhere covered by alluvium

Previous geochemical sampling taken in 1997 over an area of about 12 square kilometres along one kilometre square grid lines with a sample spacing of 100 meters were plotted over the

geophysics. The geochemical pattern showed a central molybdenum high over covered area between the Niko North and South hills – where the geophysics indicated a resistivity high – with surrounding anomalies of mercury, copper, lead, zinc, antimony, silver manganese and sporadic gold. The strongest silver and manganese anomalies corresponded with the resistivity lows southeast of the Estrella breccia pipe. It was recommended that additional NSAMT geophysics be run to determine the extent of the geophysical lows. This was done as Phase "A" of a potentially multiphased additional geophysical program.

Phase 2 was run between February 11 and February 22, 2004 and was comprised of four geophysical lines. These lines when combined with the first geophysical survey show extensive low resistivity anomalies suggesting potential mineral bodies starting at a depth of approximately 100 meters beneath the alluviated surface east and southeast of the Niko South hills and Estrella pipe and extending to the maximum depth of the survey of about 800 meters. The anomalies appear to correspond to geochemical anomalies known to date. The geology, geophysics and geochemistry when interpreted in concert appear to indicate a Naica style polymetallic carbonate hosted ore body. However the size of the geophysical anomalies is very much larger than Naica. More geophysics could be done. However, geotechnical studies are now at a point that the geophysical anomalies should be tested by drilling. Four HQ size diamond drill holes have been proposed to test the strongest anomalies to a depth of 500 meters or a total program of 2,000 meters. The cost of drilling is estimated at US$100 per meter all in or US$200,000 for the program.

More work is needed to define other targets. Geology and geochemical sampling can continue while drilling is proceeding.

The cost of the Phase 1 Program was as it has been expanded was US$101,500 to date and the expanded four hole diamond drilling program of 2,000 meters is estimated at US$200,000. Drilling is estimated to take about 90 days including crew breaks and rig maintenance, but is ultimately dependant on the drill penetration rate. Drilling can commence after final permitting and a rig is located. Under the terms of the Niko Agreement the Issuer can earn up to an 80% interest in the Niko Silver Project by expending US$900,000 on exploration over the next three years, which includes US$350,000 prior to December 31, 2004. Completion of the work program will earn the Issuer a 70% interest, which will increase to an 80% interest upon completion of a bankable feasibility study.

JABA's Mr. James Briscoe, MS., P.Geo., is the Issuer's qualified person responsible for the supervision and reporting on the Niko Silver Project.

C. Existence of Mineral Reserves

The Niko Silver Project has no known probable or proven mineral reserves.

Platino Porphyry Project, Argentina

A. Interest of the Issuer and the Issuer's Commitments

On October 17, 2003, the Issuer entered into an agreement with JABA,as amended, extended or restated from time to time (the "Platino Agreement") to acquire an 80% interest in three mineral concessions with dimensions of 5 km by 20 km or 100 square km per mineral concession covering 300 square kilometres (or 30,000 hectares) in Chubut Province, Patagonia Region, Argentina (the "Platino Porphyry Project"). The Issuer can earn an initial 60% interest by:

(a) keeping the Platino Porphyry Property in good standing, which includes payment of rentals, taxes and timely completion and submittal of all reporting requirements;

(b) committing to the US$3,000,000 work program under the following schedule:

Date	Work Program (US dollars)
By March 31, 2004[(1)]	$150,000
By December 15, 2004	$150,000
By December 15, 2005	$700,000
By December 15, 2006	$1,000,000
By December 15, 2007	$1,000,000
	$3,000,000

(1) The Issuer is currently negotiating an amendment to the Platino Agreement to extend the date of completion of this portion of the work program.

(c) paying JABA $5,000 within 10 days of the Exchange approval of the Platino Porphyry Property transaction (the "Approval Date") and committing to a minimum US$150,000 work program which will be completed by December 15, 2004 . The Issuer also agreed to issue common shares of the Issuer as follows:

Date	Number of Shares
Within 10 days of the Approval Date	100,000
First anniversary of the Approval Date	200,000
Second anniversary of the Approval Date	250,000
Third anniversary of the Approval Date	300,000
	850,000

Under the terms of the Platino Agreement, the Issuer will have earned a 60% interest after completing the US$3,000,000 work program and issued 850,000 common shares of the Issuer and as long as the Issuer maintains the property in good standing, the Issuer can obtain an additional 20% interest by completing a bankable feasibility study within five years of the completion of the work program and by issuing 100,000 common shares annually and committing to a minimum US$100,000 work program.

On November 19, 2003, the Issuer received Exchange approval and paid the initial $5,000 and issued the initial 100,000 common shares of the Issuer. The Company is in the process of negotiating an amendment to the Platino Agreement with JABA to extend the dates for completion of the work program.

Under the terms of the Platino Agreement, if JABA elects not to pay its 20% share to put the Issuer's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production. JABA reserves the option of being the operator for the first two years and if it elects to operate it will receive a maximum 7% management fee. In the event that the Issuer options the property to a third party, JABA will also retain a 0.5% NSR.

B. Exploration and Development Work

Deposit Type-Geology

The porphyry system is sitting vertically and differential erosion of the various alteration zones gives it a concentric ring pattern that is easily visible on space imagery as a circular feature. This circular feature is 6 km in diameter with high walled ridges formed by the transition from the central soft mineralized core to the more resistant propylitic zone consisting of hornfelsed sedimentary rocks. It is easily visible on Landsat TM (Thematic Mapping) imagery acquired at the start of the Tecka exploration program. In the spring of 2003, JABA acquired ASTER, a new intermediate high-resolution TM imagery. Various wavelengths of reflected light were used to reveal patterns of concentric alteration minerals that are classic porphyry copper mineral zoning patterns. While ASTER cannot determine presence of copper or precious metals, the alteration pattern visible is clearly porphyry copper type and base and precious metal mineralization is inferred from the various alteration characteristics. Further, a halo of distal silica mineralization is visible. It is a characteristic associate of disseminated gold mineralization and is typical of the distant (or distal) porphyry copper system zone. At the outset of 2004 JABA as part of the Joint venture acquired Ikonos space imagery at a resolution of about 2 meters. Analysis of this imagery shows alteration details in extreme detail and will be used for ground geologic mapping.

A 1982 Argentine National Geological Survey ("SEGEMAR") report on the area describes a multi-phase granodioritic stock and associated swarm of granite and granodiorite porphyry dikes intrusive into and doming up the surrounding Paleozoic sediments. Quartz veins and "pegmatitic bodies" are also described - again, classic porphyry copper features. Regardless of this academic report there is no evidence the zone has ever been visited by a porphyry copper explorationist. The porphyry centre is prospective for disseminated, enriched chalcocite blanket with chalcopyrite plus gold plus molybdenum primary mineralization and skarn type massive sulfide base-precious metal replacement mineralization at the intrusive-sediment contact. Older, layered mafic intrusions, that the porphyry may have penetrated during its emplacement could provide a source for gold and PGMs. Large open pit mining is contemplated.

Current and Planned Exploration Work

The inital plan is to complete high-resolution imagery to support rapid geologic, alteration and leached cap mapping on the ground. About half the basin lies under thin cover. The other half is well exposed. Symmetric zoning of mineralization would continue under cover and thus the location of the copper-gold-molybdenum zones will be predictable. Because porphyry copper zoning is so well documented and the experience of JABA in modeling porphyry systems and the availability of high resolution space imagery and precise GPS location equipment, the Issuer believes alteration and leached cap mapping will quickly lead to drill targets without the necessity of geochemistry or geophysics. Location of drill sites to test the symmetric zones of this upright porphyry system could be accomplished in a very limited amount of field time at low cost. The initial phase of work is expected to be completed by June 2004. Preparation for some of the technical work is currently underway.

A Phase 1 ground reconnaissance program of the Platino Porphyry Center is scheduled to commence on April 27, 2004. Geologists Dr. Francisco Nullo, President of Minera Tecka, James A. Briscoe, VP Exploration, JABA Mr. David Brown, Senior Exploration Geologist, and Mr. Mike Malocsay Senior Field Technician will travel to Chubut Province, Argentina to perform geologic mapping and sampling of the outcropping leached capping. Mr. Briscoe who is practiced in the science of porphyry copper leached capping will make an interpretive map of the leached capping. If this leached capping examination by Mr. Briscoe shows the presence of "live limonite" which

suggests the potential for an enriched chalcocite (copper) blanket, drill holes will be sited. This Phase 1 study is budgeted at US$54,200 and is expected to take about 10 to 15 days.

Assuming that Phase 1 is favourable and leached capping indicating a copper enrichment blanket is present, a recommendation for Phase 2 initial drilling will be made by Mr. Briscoe. If such a program is approved by the Issuer, and it is possible to contract road work and a drill rig before winter sets in, one to two holes may be drilled to test the thickness of the leached capping and for the presence of an enriched copper (chalcocite) blanket. If this cannot be done before winter sets in then it can be done in the Argentine Spring when the weather is conducive to access – late September to mid-October of 2004. This program is budgeted at US$106,300 for 500 meters of diamond core drilling and includes road building, assay, supervision, vehicle rental, reclamation and miscellaneous items.

C. Existence of Mineral Reserves

The Platino Porphyry Project has no known probable or proven mineral reserves.

4. Particulars of Non-Natural Resource Assets

Not applicable.

5. Corporate Information

The authorized share capital of the Issuer consists of an unlimited number of common shares without par value. As of May 6, 2004, there are 13,203,735 common shares in the capital of the Issuer issued and outstanding. Upon closing of the private placement of 8,000,000 units of the Issuer which will be closed concurrently with the closing of the acquisition of La Parrilla, there will be 21,203,735 common shares outstanding.

All common shares of the Issuer, both issued and unissued, rank equally with all other common shares as to dividends and participation in assets of the Issuer on a winding-up or dissolution. The holders of common shares are entitled to one vote for each share held and are entitled to receive pro rata such dividends as may be declared by the board of directors out of funds legally available therefore and to receive pro rata the remaining property of the Issuer upon dissolution. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provision for redemption, purchase for cancellation, surrender or sinking or purchase funds. Provisions as to the modifications, amendments or variation of such rights or such provisions are contained in the *Corporation Act (Yukon).*

6. DIRECTORS, OFFICERS, PROMOTERS AND PERSONS HOLDING MORE THAN 10% OF THE ISSUED EQUITY SHARES

(a) Directors, Officers and Persons Holding More than 10% of the Issued Equity Shares as of April 14, 2004

Name and Residential Address	Positions Held with Issuer	Principal Occupation During Last 5 years[1]	Number of Common Shares of the Issuer (Beneficially Owned, Directly or Indirectly[2]
Keith Neumeyer 3550-142A Street, White Rock, BC V4P 1M3	President, Chief Executive Officer and Director	President, Chief Executive Officer and Director of the Issuer	1,561,000[3]
Daniel G. Kostiuk 155 East Windsor Road North Vancouver, BC V7N 1J9	Secretary, Chief Financial Officer and Director	Lawyer, Sole Practitioner.	5,000
Paul F. Matysek 66 English Bluff Road Delta, BC V4M 2M7	Director	Professional Geologist; President and CEO of JABA Exploration Inc., October 2003 to present; President and CEO of Odyssey Resources Ltd., March 2002 to October 2003; Exploration Manager and Head of Business Development of Vennessa Ventures Ltd., May 1999 to June 2002; Exploration Coordinator of First Quantum Minerals Ltd, September 1997 to January 1999.	25,000
Tony Pezzotti 7855 Rayside Street Burnaby, BC V5E 2L2	Director	Retired, formerly owner and general manager of P.S.L. Steel Ltd.	190,000

(1) The information as to principal occupation, not being within the knowledge of the Issuer, has been furnished by the respective directors individually and is as of the date hereof.

(2) The information as to equity shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Issuer, has been furnished by the respective directors individually.

(3) The common shares of the Issuer held by Mr. Neumeyer amount to more than 10% of the issued equity shares of the Issuer.

(b) Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or security holder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, within 10 years before the date of the Filing Statement, has been, a director, officer or promoter of any other issuer that, while that Person was acting in that capacity,

(i) was the subject of a cease trade or similar order or an order that denied the other issuer access to any exemptions under applicable Securities Laws, for a period of more than 30 consecutive days; or

(ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person,

except for Paul F. Matysek, who is a director of Mandalay Resources Corporation ("Mandalay"). A cease trade order was issued by the British Columbia Securities Commission ("BCSC") on February 9, 2004 against Mandalay for failing to file records required to be filed under section 164(1) of the British Columbia *Securities Act* within the required time period. Upon revocation of the cease trade order by the BCSC, the trading of shares of Mandalay will remain suspended until Mandalay meets the TSX Venture Exchange requirements.

(c) Penalties or Sanctions

No director, officer, promoter or security holder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, has

(i) been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(ii) been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable security holder making a decision about the transaction.

(d) Personal Bankruptcies

No director, officer, promoter or security holder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, or a personal holding company of any such Person has, within 10 years before the date of the Filing Statement, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

(e) Other Reporting Issuers

No director, officer or promoter of the Issuer is, or within the five years prior to the date of this Filing Statement has been a director, officer or promoter of any other reporting issuer, except for:

Name	Number of Other Reporting Issuers for Which Individual Acts or has Acted Within the Last 5 years[1]	Name of the Reporting Issuer and Periods During Which the Individual has Acted[2]
Keith Neumeyer	2	Director of Jaba Exploration Inc. from November 4, 2003 to present; director of Palcan Fuel Cells Ltd. (formerly Cosworth Minerals Limited) from November 1999 to May 2003.
Daniel G. Kostiuk	1	Director and Chief Financial Officer of Grayd Resource Corporation from 1997 to present.
Paul F. Matysek	6	Director of JABA Exploration Inc. ("JABA"), from July 2002 to present; President and Chief Executive Officer of JABA from October 2003 to present; President of Odyssey Resources Ltd. ("Odyssey") from March 2002 to October 2003; director of Odyssey from December 1999 to present; director of Clan Resources Ltd. from December 1999 to present; director of Mandalay Resources Corporation from October 2002 to present; director of B2B Solutions Inc. from December 2003 to present; and director of International Oil and Gas from September 1999 to March 2000.
Tony Pezzotti	2	Director of Kensington Resources Ltd. from October 1998 to present and director of Offshore Systems International Ltd. from April 1990 to present.

(1) The information as to the number of reporting issuers for which the individual acts or has acted within the last five years, not being within the knowledge of the Issuer, has been furnished by the respective directors individually and is as of the date hereof.

(2) The information as to the name of reporting issuers and periods during which the individual has acted within the last five years, not being within the knowledge of the Issuer, has been furnished by the respective directors individually.

None of the reporting issuers listed in the table above was, during the period the individual listed above was a director, officer or promoter, struck from the applicable corporate registry pursuant to the laws of that reporting issuer's incorporation.

(f) Remuneration to Directors

The following table discloses direct or indirect remuneration and anything of value received by directors, officers, promoters or other insiders from the Issuer within the period of twelve months preceding the date of the certificate of this Filing Statement, which has not been disclosed elsewhere in this Filing Statement:

Name of Recipient	Salary	Bonus	Other Remuner-ation	Options	Duties Performed
Keith Neumeyer	$24,500	Nil	Nil	50,000[(1)]	Management of the business and affairs of the Issuer in the capacity of President and Chief Executive Officer.
Paul F. Matysek	Nil	Nil	$8,050[(2)]	250,000[(3)]	Director duties.
Tony Pezzotti	Nil	Nil	Nil	50,000[(1)]	Director duties.

(1) These options were granted on April 1, 2004 and have an exercise price of $2.25 and an expiry date of April 1, 2007.

(2) This amount represents the daily consulting fees for the period December 2003 to April 19, 2004 and does not include the GST.

(3) 200,000 of these options were granted on October 23, 2003 and have an exercise price of $0.60 and an expiry date of October 23, 2006. 50,000 of these options were granted on April 1, 2004 and have an exercise price of $2.25 and an expiry date of April 1, 2007.

(g) Persons Holding More Than 10% of the Issued Equity Shares

As at the date hereof, there are no persons who own beneficially, directly or indirectly, equity shares representing more than 10% of the equity shares of the Issuer, other than Keith Neumeyer as disclosed in Item 6(a).

7. OPTIONS TO PURCHASE SECURITIES OF THE ISSUER

Options

The following table discloses all options to purchase common shares of the Issuer as at April 14, 2004, which have not been disclosed elsewhere in the Filing Statement:

Name of Option Holder	Common Shares of the Issuer under Options Granted	Exercise Price	Grant Date	Expiration Date
Keith Neumeyer	240,000	$0.35	May 22, 2002	May 22, 2005
Tony Pezzotti	100,000	$0.35	May 22, 2002	May 22, 2005
Ryan Mulhern[(1)]	190,000	$0.76	November 24, 2003	November 24, 2006
Ryan Mulhern	50,000	$2.25	April 1, 2004	April 1, 2007
Ramon Davila[(2)]	250,000	$1.42	February 10, 2004	February 10, 2007
Silviu Moldavan[(2)]	50,000	$2.25	April 1, 2004	April 1, 2007
Total	**780,000**			

(1) Investor relations consultant of the Issuer.

(2) Consultant of the Issuer.

Warrants

The following table discloses all warrants to purchase common shares of the Issuer as at May 6, 2004 which have not been disclosed elsewhere in the Filing Statement and following closing of the private placement of 8,000,000 units of the Issuer:

Name of Warrant Holder	Common Shares of the Issuer under Warrants Granted	Exercise Price	Expiration Date
Various	1,893,000[(1)]	0.30	October 15, 2005
Various	4,000,000[(2)]	1.85[(3)]	
		2.05[(4)]	2 years following closing of the private placement

(1) Warrants outstanding as at May 6, 2004.

(2) Additional warrants to be outstanding following closing of the private placement of 8,000,000 units of the Issuer.

(3) Exercise price in the first year.

(4) Exercise price in the second year.

8. SECURITIES OF THE ISSUER HELD IN ESCROW, IN POOL OR SUBJECT TO HOLD RESTRICTIONS

The following table discloses the options to purchase common shares of the Issuer, which are subject to a hold period as at the date hereof:

Name of Option Holder	Common Shares of the Issuer under Options Granted	Exercise Price	Option Grant Date	Option Expiration Date	Hold Period Expiration Date
Ramon Davila	250,000[(1)]	$1.42	February 10, 2004	February 10, 2007	June 10, 2004
Ryan Mulhern	50,000	$2.25	April 1, 2004	April 1, 2006	August 1, 2004
Paul Matysek	50,000	$2.25	April 1, 2004	April 1, 2007	August 1, 2004
Tony Pezzotti	50,000	$2.25	April 1, 2004	April 1, 2007	August 1, 2004
Keith Neumeyer	50,000	$2.25	April 1, 2004	April 1, 2007	August 1, 2004
Silviu Moldavan	50,000	$2.25	April 1, 2004	April 1, 2006	August 1, 2004

(1) These options will vest upon appointment of Mr. Davila as a director of the Issuer on the date of closing of the purchase of La Parrilla.

Pursuant to a private placement of 8,000,000 units of the Issuer at a price of $1.45 per unit, each unit consisting of one common share and one half of one share purchase warrant (the "Securities") which will be closed concurrently with the closing of the acquisition of La Parrilla, the Securities will be subject to a four month hold period from the date of the issuance of the Securities.

9. PARTICULARS OF ANY OTHER MATERIAL FACTS

A. Legal Proceedings

To the knowledge of the signatories hereto, there are no actual or pending material legal proceedings to which the Issuer is or is likely to be a party or of which any of its property is or is likely to be the subject.

B. Proposed Acquisitions

The Issuer is currently in negotiations on various other properties or projects in Mexico but is not in a position to determine if negotiations will be successful in reaching an agreement to acquire other properties or projects in Mexico. The regulatory approval for these proposed acquisitions is not being sought under the Filing Statement.

C. Debt Obligations

No bonds, debentures, notes, or other debt obligations of the Issuer are outstanding.

D. Other Material Facts

There are no other material facts that the Issuer is aware of at this time not previously disclosed herein.

E. Inspection of Public Records of Reporting Companies

A list of the names of the reporting companies referred to in Item 6(e) may be inspected during the 30 day period after the Exchange publishes its notice regarding this Filing Statement at the offices of Axium Law Group located at Suite 3350, Four Bentall Centre, 1055 Dunsmuir Street, Vancouver, BC V7X 1L2 between 9:00 a.m. and 5 p.m. every day, except Saturday, Sunday and statutory holidays.

CERTIFICATE OF THE ISSUER

The foregoing, together with the financial information and other reports where required, constitutes full, true and plain disclosure of all material facts in respect of the Issuer's affairs.

Dated: May 6, 2004

Keith Neumeyer, Director	Paul Matysek, Director

EARLY WARNING REPORT

Securities Act

1. **Name and address of Offeror**

   David W. Tice & Associates, LLC
   43 – 46 Norre Gade, Suite 137
   St. Thomas, Virgin Islands 00802

2. **Name of Issuer**

   First Majestic Resource Corp.

3. **Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror**

   The Offeror acquired control over 2,200,000 common shares of the Issuer (representing 10.4% of the Issuer's outstanding common shares) and warrants to purchase 1,100,000 common shares exercisable at a price of CDN$ 1.85 per share on or before May 7, 2005 and then CDN$ 2.05 on or before May 7, 2006.

4. **Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition**

   Upon completion of the acquisition the Offeror has ownership of and control over a total of 2,200,000 common shares (representing 10.4% of the Issuer's outstanding common shares) and warrants to purchase 1,100,000 common shares. If the Offeror exercises the warrants it will have control over 3,300,000 common shares of the Issuer representing 14.8% of the Issuer's then outstanding common shares.

5. **Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has (i) ownership and control, (ii) ownership but control is held by other persons or companies other than the Offeror or any joint actors, and (iii) exclusive or shared control but does not have ownership**

   The Offeror, together with any joint actors, has (i) ownership of and control over, (ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors, and (iii) exclusive or shared control over but does not have ownership of, a total of 2,200,000 common shares (representing 10.4% of the Issuer's outstanding common shares) together with warrants to purchase an additional 1,100,000 common shares. If the warrants are exercised, the Offeror will have control over 3,300,000 common shares of the Issuer representing 14.8% of the Issuer's then outstanding common shares.

6. **Name of the market in which the acquisition took place**

   The shares and warrants were acquired from the Issuer pursuant to the closing of a private placement.

7. **Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer's securities**

   The Offeror and its joint actors acquired the shares and warrants for investment purposes. Presently the Offeror does not have any intention of acquiring any further securities of the Issuer but may acquire ownership of or control over further securities of the Issuer in the future depending upon market circumstances.

8. **General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer in connection with the acquisition, including agreements with respect to the acquisition, holding disposition or voting of any of the securities**

   In connection with the acquisition of the common shares and warrants the Offeror's joint actors each entered into a private placement subscription agreement with the Issuer providing for the issuance of the units (each unit consisting of one share and one-half of a warrant) at a price of CDN$ 1.45 each.

9. **Names of all joint actors in connection with the acquisition**

   The acquisitions were made by Prudent Global Income Fund, Prudent Bear Fund and Global Gold Master Fund, funds managed by the Offeror.

10. **If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror**

    The Offeror's joint actors paid the Issuer a total of CDN$ 3,190,000 in cash for the securities acquired.

11. **Description of any change in any material fact set out in a previous report**

    N/A

DATED this 11th day of May, 2004

DAVID W. TICE & ASSOCIATES, LLC

Per: (signed) David W. Tice
Signature

David W. Tice
Name of Senior Officer

President
Position

REPORT UNDER
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
NATIONAL INSTRUMENT 62-103

(1) **Name and address of the offeror**

RAB Special Situations L.P. ("**RAB**"), a Delaware Limited Partnership located at 1 Adam Street, London, U.K. with a registered address at 30 Old Rudnick Lane, Dover, Delaware, United States.

(2) **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances**

On May 6, 2004, RAB entered into a Subscription Agreement with First Majestic Resource Corp. (the "**Company**") where RAB subscribed for a total of 2,000,000 units of the Company (the "**Units**"), at a price of Cdn.$1.45 per Unit (the "**Private Placement**"). Each Unit consists of one common share of the Company (a "**Share**") and one-half of one share purchase warrant (each whole warrant being a "**Warrant**"). Each Warrant entitles RAB to purchase one Share for a period of two (2) years at a price of Cdn.$1.85 per Share.

RAB has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 13.51% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) ("**Partially Diluted Basis**")).

(3) **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

Immediately after the Private Placement, RAB owned 2,000,000 Shares and 1,000,000 Warrants representing approximately 13.51% of the issued and outstanding Shares on a Partially Diluted Basis.

(4) **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which**

(i) **the offeror, either alone or together with any joint actors, has ownership and control**

RAB has ownership of and control over, assuming exercise of the Warrants, 3,000,000 Shares representing approximately 13.51% of the issued and outstanding Shares on a Partially Diluted Basis.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Not applicable.

(5) **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

The transaction took place off the market by way of private placement.

(6) **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

RAB purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. RAB may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. RAB does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of the Company.

(7) **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

Not applicable.

(8) **Names of any joint actors in connection with the disclosure required by this report**

Not applicable.

(9) **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror**

As part of the Private Placement, RAB acquired 2,000,000 Units at a price of Cdn.$1.45 per Unit.

(10) **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

Not applicable.

DATED at London, United Kingdom this 12th day of May 2004.

RAB SPECIAL SITUATIONS L.P.
By:

(signed) "William Philip S. Richards"
Name: William Philip S. Richards
Title: Director of RAB Partners Limited, General Partner

Form 45-103F4
(formerly Form 45-902F)

Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   First Majestic Resource Corp.
   #1305 - 1090 W. Georgia Street
   Vancouver, British Columbia
   V6E 3V7

   Telephone Number: 604-541-9810

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in the Provinces of British Columbia, Alberta and Ontario.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   May 6, 2004

4. For each security distributed: (a) describe the type of security, and (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   8,000,000 Units, each Unit consisting of one common share and one-half of one share purchase warrant (a "Warrant"). Each whole Warrant is exercisable into one common share of the Company at a price of $1.85 per share until May 6, 2005 and at a price of $2.05 per share until May 6, 2006.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$1.45	$1,815,400.00
Saskatchewan	$1.45	$29,000.00
Ontario	$1.45	$14,500.00
Bahamas	$1.45	$493,000.00
Bermuda	$1.45	$290,000.00
British Virgin Islands	$1.45	$380,313.25
Switzerland	$1.45	$174,000.00
United Kingdom	$1.45	$4,162,536.75
Spain	$1.45	$145,000.00
Republic of Panama	$1.45	$145,000.00
USA	$1.45	$3,951,250.00
Total dollar value of distribution in all jurisdictions (Canadian $)		**$11,600,000.00**

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Paul Quinn 7575 Telegraph Trial, PO Box 103, Milner, BC V0X 1T0	$5,945 cash	N/A	N/A
Ashley James 26 Bishops Road, Fulham, London UK 7W6 7AD	$17,164.35 cash	N/A	N/A
Tony Neumeyer 4892 Headland Drive, West Vancouver, BC V7W 2Z3	$2,320 cash	N/A	N/A

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price per share (Canadian $)
Silviu Moldavan 602 MacLeod Avenue, East Melfort, Saskatchewan S0E 1A0	$4,350 cash	N/A	N/A
Wayne Tisdale c/o Gallaway Financial Services Inc. Suite 302, 1621 West 8th Avenue, Vancouver, BC V6J 1V4	$40,237.50 cash	N/A	N/A
Karl Antonius 16988 22 Avenue, Surrey, BC V3C 9Z3	$19,575 cash	N/A	N/A
Marco Montanari P.O. Box N-7755, Nassau, Bahamas	$35,525 cash	N/A	N/A
Insinger Townsley 44 Worship Street, London, UK EC2A 2JT	$145,000 cash	N/A	N/A
Marianne Lina Groebli 47 Bolton Road, Windsor, Berkshire, UK SL43JX	$18,850 cash	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

DATED at Vancouver, British Columbia, this 14th day of May, 2004.

First Majestic Resource Corp.
Name of issuer or vendor *(please print)*

Paul Matysek, Director
Print name and position of person signing



Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information on this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 Capital Raising Exemptions, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Anthony Neumeyer 4892 Headland Dr. West Vancouver, BC	100,000	145,000.00	s. 3.1 of MI 45-103
David LaPoidevin 5697 Eagle Harbour Rd. West Vancouver, BC V7W 1P4	30,000	43,500.00	s. 3.1 of MI 45-103
Douglas Hart 15414 24th Ave. Surrey, BC V4A 2J3	25,000	36,250.00	s. 5.1 of MI 45-103
Georgina Moxam 5988 Kildare Place Surrey, BC	42,000	60,900.00	s. 5.1 of MI 45-103
Henry Anstey Bullock Port 16 Sketrick Island Killinchy, CO. Down United Kingdom BT 23 6QH	50,000	72,500.00	s. 5.1 of MI 45-103
James Georffrey Kane 5988 Kildare Place Surrey, BC	42,000	60,900.00	s. 5.1 of MI 45-103
James Munday Carless Mill House Swallowcliffe Salisbury, Wiltshire SP3 5PN	50,000	72,500.00	s. 5.1 of MI 45-103
Jerry A. Crowe #305-150 East 5th Street North Vancouver, BC V7L 1L5	12,000	17,400.00	s. 3.1 of MI 45-103

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
John Hewlitt 15414 24th Ave. White Rock, BC V4A 2S3	15,000	21,750.00	s. 5.1 of MI 45-103
Karen Liu #702-6838 Station Hill Dr. Burnaby, BC V3N 5A4	10,000	14,500.00	s. 3.1 of MI 45-103
La Hougue Financial Management 19 Seaton Place, St. Helier Jersey, Channel Islands JE4 8RU, UK	68,965	99,999.25	ss. 45(2)(5) & 74(2)(4) of the Act
Linday Ansley 16 Sketrick Island Killinchy, Co. Down BT 23 6QH United Kingdom	20,000	29,000.00	s. 5.1 of MI 45-103
Lori Quinn PO Box 103 Milner, BC V0X 1T0	100,000	145,000.00	s. 3.1 of MI 45-103
Mark R. Knechtel 1488 Sunset Drive Cavan, Ontario L0A 1C0	10,000	14,500.00	s. 5.1 of MI 45-103
Michelle Leirm 4892 Headland Dr. West Vancouver, BC	30,000	43,500.00	s. 3.1 of MI 45-103
Mining Finance Company Int'l Ltd. 28-30 The Parade St. Helier, Jersey JE2 8XY	30,000	43,500.00	BCI 72-503
Osgoode Development Inc. #220 7565 132 Street Surrey, BC V3W 1K5	66,000	95,700.00	s. 5.1 of MI 45-103
Samat Trust (Peter Hough, Trustee) 1215 W. 26th Ave. Vancouver, BC V6H 2A8	100,000	145,000.00	ss. 45(2)(5) & 74(2)(4) of the Act
Sherri Lynn Busswood 1975 Larkhall Crescent North Vancouver, BC V7H 2Z4	20,000	29,000.00	s. 3.1 of MI 45-103
Dennis Masurat Box 2262 Melfort Saskatchewan S0E 1A0	20,000	29,000.00	s. 5.1 of MI 45-103

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Burton Egger #804-1233 West Cordova St. Vancouver, BC	30,000	43,500.00	s. 5.1 of MI 45-103
Collingwood Capital Corporation 535 Howe Street Vancouver, BC V6C 2Z4	100,000	145,000.00	ss. 45(2)(5) & 74(2)(4) of the Act
Mary Ward 14338 32nd Avenue Surrey, BC	20,000	29,000.00	s. 5.1 of MI 45-103
Leo Berezan P.O. Box 346 8840-210 St., Suite 505, Langley, BC V1M 2Y2	200,000	290,000.00	ss. 45(2)(5) & 74(2)(4) of the Act
Wynne Olnick 13922 Terry Road White Rock, BC	115,000	166,750.00	ss. 45(2)(5) & 74(2)(4) of the Act
Ronald D. Goble 3134 200th Street Langley, BC V2Z 1X6	20,000	29,000.00	s. 5.1 of MI 45-103
Jonathan Richard Pfaff 44 Thorne Park Road Chelston, Torquay Devon, England TQ2 6RU	16,750	24,287.50	s. 5.1 of MI 45-103
LOM Securities (Bermuda) Ltd. The LOM Group, 27 Reia St., Hamilton HMII, Bermuda	200,000	290,000.00	BCI 72-503
Katharine Krahn 42805 Janzen Rd. Chilliwack, BC V2R 4K4	100,000	145,000.00	s. 5.1 of MI 45-103
John Aarons Finuaca Serrana Carreiera De Casares Spain 29690	100,000	145,000.00	s. 3.1 of MI 45-103
Crystal Overseas Trading Inc. Swiss Tower, 16th Floor 53rd Street, Urbanizacion Obarrio, Panama, Republic of Panama	100,000	145,000.00	BCI 72-503

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
The Prudent Bear Fund #300-8140 Wallnut Hill Lane Dallas, TX 75231	550,000	797,500.00	s. 5.1 of MI 45-103
The Prudent Global Income Fund #300-8140 Wallnut Hill Lane, Dallas TX 75231	1,375,000	1,993,750.00	s. 5.1 of MI 45-103
The Prudent Global Gold Master Fund No. 1 Seaton Place St. Helier, Jersey Channel Islands JE4 8Y1	275,000	398,750.00	s. 5.1 of MI 45-103
Insinger Townsley & Co. 44 Worship Street London, EC2A 2JT	260,000	377,000.00	s. 5.1 of MI 45-103
Art Krahn 42238 Sinclair Rd. Chilliwack, BC V2R 4W8	10,000	14,500.00	s. 5.1 of MI 45-103
Walt Krahn 42238 Sinclair Rd. Chilliwack, BC V2R 4W8	10,000	14,500.00	s. 5.1 of MI 45-103
Brigadoon Investments Ltd. P.O. Box N-7755 Nassau, Bahamas	70,000	101,500.00	s. 5.1 of MI 45-103
Hans Schopper P.O. Box CB-11742 Nassau, Bahamas	100,000	145,000.00	s. 5.1 of MI 45-103
Eastern Star Holdings S.A. P.O. Box N-7755 Nassau, Bahamas	100,000	145,000.00	s. 5.1 of MI 45-103
Turf Holdings Inc. P.O. Box N-8195 Nassau, Bahamas	70,000	101,500.00	s. 5.1 of MI 45-103
SJ Securities Ltd. Trident Chanders P.O. Box 146 Road Town, Tortola British Virgin Islands	262,285	380,313.25	BCI 72-503

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Seloz Gestion & Finance S.A. 1, Rue Hugo de Senger, CH 1205 Geneva, Switzerland	20,000	29,000.00	s. 5.1 of MI 45-103
RAB Special Situations LP 1 Aoam Street, London UK WC2N 6LE	2,000,000	2,900,000	BCI 72-503
Passport Master Fund, LP 402 Jackson Street, San Francisco, CA 94111	477,680	692,636.00	s. 5.1 of MI 45-103
Passport Master Fund II, LP 402 Jackson Street, San Francisco, CA 94111	322,320	467,364.00	s. 5.1 of MI 45-103
Marty Calabretti 2375 Chantrell Park Drive, Surrey, B.C.	25,000	36,250.00	s. 3.1 of MI 45-103
Paul Matysek 66 English Bluff Rd., Delta, BC V4M 2M7	5,000	7,250.00	s. 3.1 of MI 45-103
Bedrock Capital Corporation 66 English Bluff Rd., Delta, BC V4M 2M7	15,000	21,750.00	s. 3.1 of MI 45-103
William Byrd 32 Seymour Road, Kingston Upon Thames KT1 4HW	50,000	72,500.00	BCI 72-503
Joe T. Eberhard c/o JTE Finance Ltd. Birmensdorter Str. 55 CH-8004 Zuerich, Switzerland	100,000	145,000.00	s. 5.1 of MI 45-103
Michael Hampton 168 Holland Park Avenue, London UK W11 4UH	50,000	72,500.00	s. 5.1 of MI 45-103
Edward Antonsen 1203 Pacific Drive, Delta, BC V4M 2K2	10,000	14,500.00	s. 5.1 of MI 45-103
TOTALS:	**8,000,000**	**$11,600,000**	

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice – Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 1L2
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9

Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice, Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: ___ **Schedule A**

X **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 541-9810
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keithn@shaw.ca
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	JUNE 30, 2003
DATE OF REPORT	NOVEMBER 12, 2003

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

DANIEL KOSTIUK	*"Daniel Kostiuk"*	03/11/12
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
KEITH NEUMEYER	*"Keith Neumeyer"*	03/11/12
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2003

1.(a) GENERAL AND ADMINISTRATIVE

	$
Accounting and administrative services	7,135
Audit	3,500
Consulting fees	28,500
Legal	14,972
Office	2,445
Professional fees	19,637
Regulatory	6,023
Shareholder costs	2,693
Transfer agent fees	4,601
Travel	17,429
Website	3,850
	110,785

1.(b) MINERAL INTERESTS

Expenditures incurred on the Wekusko Lake Properties:

	$
Balance, at June 30, 2002	157,687
Additions during the year	
Aerial mapping	21,218
Assays	17,986
Camp costs	5,558
Drilling	71,952
Equipment rentals	9,137
Field supplies	2,311
Fuel and oil	1,913
Geological	51,330
Geophysics	2,320
Linecutting	36,350
Other	1,375
Recording fees	2,370
Travel	119
	223,939
Acquisition costs	65,000
Total additions during the year	288,939
Less: MEAP grant received	(27,169)
	261,770
	419,457
Less write-down	(391,324)
Balance, at June 30, 2003	28,133

FIRST MAJESTIC RESOURCE CORP
SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED JUNE 30, 2003

2.(a) NO RELATED PARTY TRANSACTIONS WERE CONDUCTED DURING THE YEAR ENDED JUNE 30, 2003.

3.(a) NO SECURITIES WERE ISSUED DURING THE YEAR ENDED JUNE 30, 2003.

3.(b) NO OPTIONS WERE GRANTED DURING THE YEAR ENDED JUNE 30, 2003.

4.(a) AUTHORIZED AND ISSUED CAPITAL AS AT JUNE 30, 2003

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	5,781,735	$8,435,477

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT JUNE 30, 2003

Security	Number	Exercise Price $	Expiry Date
Options	475,000	0.35	May 22/05
Warrants	2,750,000	0.25	Apr. 18/04

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT JUNE 30, 2003

There were no shares in escrow or subject to pooling as at June 30, 2003.

5. LIST OF DIRECTORS AND OFFICERS AS AT JUNE 30, 2003

Directors:
- Daniel G. Kostiuk
- Keith Neumeyer
- Tony Pezzotti

Officers:
- Keith Neumeyer, President
- Daniel G. Kostiuk, Corporate Secretary

On October 23, 2003, Mr. Paul Matysek was appointed to the Board of Directors.

FIRST MAJESTIC RESOURCE CORP.
QUARTERLY REPORT
FOR THE QUARTER ENDED JUNE 30, 2003

Management Discussion and Analysis

Description of Business

The Company's shares are listed and posted for trading on the TSX Venture Exchange (the "Exchange"). The Company is involved in the exploration for silver, gold and copper mineralization. During 2003, the Company conducted exploration in Canada. Subsequent to June 30, 2003, the Company entered into agreements to earn interests in mineral concessions in Mexico and Argentina.

Properties Update

Wekusko Property, Manitoba, Canada

During fiscal 2003, the Company incurred $223,939 of exploration costs on the Wekusko Property. The expenditures did not meet the requisite minimum commitments required under the option agreement. In addition, the Company has not issued the 30,000 shares required upon completion of the Phase I program. The Company has been put on notice of its deficiencies. The Company is currently reviewing the terms and obligations of the option agreement with the optionor. Unless the Company and the optionor are able to resolve the deficiencies or satisfactorily amend the option agreement, it will be terminated. The Company has determined to record a write-down of $391,324, to a carrying value of $28,133.

Niko-Estrella Property, Mexico

On August 7, 2003, the Company entered into an agreement with Consolidated JABA Inc. ("JABA"), a public company trading on the Exchange, to earn an 80% interest in four mineral concessions (the "Niko-Estrella Property") located in Chihuahua State, Mexico, by:

i) keeping the Niko-Estrella Property in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) committing to the work expenditures totalling US $900,000 and making property payments to the underlying property owners as follows:

	Work Program	Property Payment
Year 1	US $150,000 (by Dec 31/03)	Nil
Year 2	US $200,000 (by Dec 31/04)	US $15,000 (Due Jan 1/04)
Year 3	US $250,000 (by Dec 31/05)	US $20,000 (Due Jan 1/05)
Year 4	US $300,000 (by Dec 31/06)	US $25,000 (Due Jan 1/06)
Year 5	Nil	US $50,000 (Due Jan 1/07)
Year 6	Nil	US $50,000 (Due Jan 1/08)
Year 7	Nil	US $100,000 (Due Jan 1/09)
Year 8 and onward	Nil	Greater of 2% NSR or US $100,000 each January 1st

iii) paying JABA $5,000 and issuing 200,000 common shares of the Company (paid and issued subsequent to June 30, 2003).

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED JUNE 30, 2003

Management Discussion and Analysis (continued)

iv) paying JABA $5,000 by November 1, 2003 (paid) and issuing 150,000 shares on every anniversary, beginning September 12, 2004, until a bankable feasibility is completed; and

v) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko-Estrella Property, however the Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next 7 years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

During October 2003, the Company commenced geophysical field work on the Niko-Estrella Property. These geophysical surveys are the first tasks leading directly to drilling. The purpose of the geophysics is to determine the size, shape and orientation of the Estrella pipe, thus determining optimal placement of drill holes. Diamond drilling is anticipated to start in November.

The geophysical surveys will total 9.5 km in length and will probe the Southern portion of the claim block to a depth of 800 meters. Additional geochemical samples covering 14 square km have been collected.

The geophysical method used will be Controlled Source and Natural Source Audio-range Magneto Tellurics (CSAMT and NSAMT). The Estrella pipe will be detailed over an area of 300 meters by 750 meters and will define the position of the pipe. The Estrella pipe is 26 times the surface area of the master pipe at Penoles' Naica, and is expected to be like those at the nearby Naica and Santa Eulalia districts where silver and massive base metal sulphides have been mined for generations. Concurrently an environmental base line study will commence as part of the drill permitting process

Platino Copper/Gold Project, Argentina

On October 17, 2003, the Company entered into an option agreement, subject to Exchange approval, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Property in good standing;

ii) commit to a total of US $3 million of work programs over four years; and

iii) pay JABA $5,000 and issue a total of 850,000 common shares of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED JUNE 30, 2003

__Management Discussion and Analysis__ (continued)

Discussion of Operations and Financial Condition

During fiscal 2003, the Company reported a net loss of $522,296 compared to a net loss of $92,244 for fiscal 2002. General and administrative expenses reported for 2003 was $110,785, an increase of $49,104 from the $61,681 reported in 2002. Legal expenses decreased by $17,205 from $32,177 in 2002 to $14,972 in 2003 due to the preparation and completion of the Company's share consolidation, name change and continuance to the Yukon Territories during 2002. During 2003, the Company incurred additional costs in professional fees and website expenses for increased market awareness and business development. Also in 2003, the Company incurred consulting fees of $28,500, professional fees of $ 15,637 and travel expenses of $17,429 in connection with the Company's share of costs associated with a proposal to acquire a mineral property project in Turkey.

During fiscal 2003, the Company conducted exploration on the Wekusko Gold Properties. A total of $261,770, net of the $27,169 MEAP grant received, was spent during the year. Due to the uncertainty of the status of the agreement, the Company recorded a write down of $391,324, to a carrying value of $28,133, to reflect the value of the additional MEAP grant received after June 30, 2003.

Liquidity and Capital Resources

As at June 30, 2003, the Company had a working capital deficiency of $115,024. The Company is currently not generating cash flow from its operations to meet ongoing corporate overhead and to discharge its liabilities as they come due. The future viability of the Company is dependent upon its ability to generate additional financing to satisfy future working capital requirements and to pay the option payments as they come due. Subsequent to June 30, 2003, the Company competed a private placement of 3 million units to raise $600,000. These proceeds have been utilized to discharge its current accounts payable and fund the initial exploration at the Niko-Estrella Property and Platino Copper/Gold Project. The Company will require additional funding to continue its exploration and meet ongoing corporate overhead requirements. The Company is intending to raise additional equity financing to meet these obligations. However, there is no assurance that the Company will be successful.

Employment Agreement

In September 2003, the Company entered into an employment agreement with Keith Neumeyer,the President of the Company. Under the agreement the Company has agreed to pay a minimum base salary of $3,500 per month. Should the President's employment be terminated by the Company without cause within the first three years of employment, then the Company will be required to pay four months base salary. After three years of employment, the termination payment shall increase by two months base salary for each additional year of employment.

Appointment of Director

On October 23, 2003, the Company announced the appointment of Mr. Paul F. Matysek to the board of directors. Mr. Matysek, M.Sc., P.Geo., is a geochemist/geologist, and member of the Association of Exploration Geochemists. He is also registered with the Association of Professional Engineers and Geoscientists of British Columbia. He obtained a B.Sc. Degree in Geology from the University of Toronto, in 1980, and a M.Sc. Degree in Geology and from the University of British Columbia, in 1985. Mr. Matysek has worked in an executive or director capacity for several exploration and development companies. In the last 5 years he has focused on corporate development activities and has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties which include the 11.2 million ounce Las Cristinas Gold Project in Venezuela, the 2.4 million ounce Crucital

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED JUNE 30, 2003

Management Discussion and Analysis (continued)

Gold Project in Costa Rica and the 500,000 ounce plus Altintepe Gold Project in Turkey. Since 1999, Mr. Matysek has been involved in obtaining over $20 million of exploration and development financing.

Investor Relations

No investor relations activities were conducted during the year ended June 30, 2003. In October 2003, the Company agreed to engage Mr. Karl Antonius to provide consulting services to the Company which will include advice on strategic financing objectives and investor relations. Mr. Antonius has extensive experience in venture finance and has been an investment advisor in North America and Europe for over 13 years.

The term of the agreement with Mr. Antonius is for a period of two years. It does not include a monthly retainer but allows for reimbursements of reasonable expenses incurred in relation to his activities for the Company.

The Company maintains a website at "www.firstmajestic.com".

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Schedule A**

_____ **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 541-9810
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keithn@shaw.ca
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	SEPTEMBER 30, 2003
DATE OF REPORT	NOVEMBER 28, 2003

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

KEITH NEUMEYER	*"Keith Neumeyer"*	03/11/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
PAUL MATYSEK	*"Paul Matysek"*	03/11/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED

SEPTEMBER 30, 2003 AND 2002

(Unaudited - Prepared by Management)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	September 30, 2003 $	June 30, 2003 $ *(Audited)*
ASSETS		
CURRENT		
Cash	349,502	9,411
Amounts receivable and advances	14,275	13,612
	363,777	23,023
MINERAL PROPERTY INTERESTS (Note 3)	53,000	28,133
	416,777	51,156
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	42,310	138,047
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	8,483,477	8,435,477
SHARE SUBSCRIPTIONS (Note 8(a))	440,800	-
CONTRIBUTED SURPLUS	637	637
DEFICIT	(8,550,447)	(8,523,005)
	374,467	(86,891)
	416,777	51,156

APPROVED ON BEHALF OF THE BOARD

"Keith Neumeyer"
Director

"Paul Matysek"
Director

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE THREE MONTHS ENDED SEPTEMBER 30

(Unaudited - Prepared by Management)

	2003 $	2002 $
EXPENSES		
Accounting and administrative services	5,500	1,700
Legal	5,518	2,366
Office	1,265	42
Professional fees	11,000	-
Regulatory	2,642	988
Transfer agent fees	736	566
Travel	181	-
Website	600	-
	27,442	5,662
NET LOSS FOR THE PERIOD	(27,442)	(5,662)
DEFICIT - BEGINNING OF PERIOD	(8,523,005)	(8,000,709)
DEFICIT - END OF PERIOD	(8,550,447)	(8,006,371)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.00)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	5,812,846	5,781,735

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED SEPTEMBER 30

(Unaudited - Prepared by Management)

	2003 $	2002 $
CASH PROVIDED FROM (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the period	(27,442)	(5,662)
(Increase) decrease in amounts receivable and advances	(663)	4,531
(Decrease) increase in accounts payable and accrued liabilities	(95,737)	186
	(123,842)	(945)
INVESTING ACTIVITIES		
Proceeds from government grant on mineral property expenditures	28,133	-
Expenditures on mineral property interests	(5,000)	(63,953)
	23,133	(63,953)
FINANCING ACTIVITY		
Share subscriptions received	440,800	-
INCREASE (DECREASE) IN CASH	340,091	(64,898)
CASH - BEGINNING OF PERIOD	9,411	235,505
CASH - END OF PERIOD	349,502	170,607
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid in cash	-	-
Income taxes paid in cash	-	-

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

	Mexico	Canada	
	Niko Silver Project $	Wekusko Lake Properties $	Total $
BALANCE - BEGINNING OF PERIOD	-	28,133	28,133
EXPENDITURES DURING THE PERIOD			
Acquisition costs	53,000	-	53,000
	53,000	28,133	81,133
Less: government grant received	-	(28,133)	(28,133)
BALANCE - END OF PERIOD	53,000	-	53,000

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

First Majestic Resource Corp. (the "Company") is in the business of acquiring, exploring and evaluating its mineral properties. To date, the Company has not earned any revenue from its operations and is considered to be in the development stage. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral property interests represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been property prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

Government Grants

The Company applies for funding under the Manitoba Mineral Exploration Assistance Program ("MEAP"), with respect to certain exploration costs incurred in that province. The MEAP is accounted for using the cost reduction approach whereby the amounts received or receivable are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

	September 30, 2003			June 30, 2003		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Niko Silver Project	53,000	-	53,000	-	-	-
Wekusko Lake Properties	-	-	-	-	28,133	28,133
	53,000	-	53,000	-	28,133	28,133

Niko Silver Project, Mexico

On August 7, 2003, the Company entered into an agreement with Consolidated JABA Inc. ("JABA"), a public company trading on the TSX Venture Exchange ("TSXV"), to earn an 80% interest in four mineral concessions (the "Niko Silver Project") located in Chihuahua State, Mexico, by:

i) keeping the Niko Silver Project in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) committing to the work expenditures totalling US $900,000 and making property payments to the underlying property owners as follows:

	Work Program	Property Payment
Year 1	US $150,000 (by Dec 31/03)	Nil
Year 2	US $200,000 (by Dec 31/04)	US $15,000 (Due Jan 1/04)
Year 3	US $250,000 (by Dec 31/05)	US $20,000 (Due Jan 1/05)
Year 4	US $300,000 (by Dec 31/06)	US $25,000 (Due Jan 1/06)
Year 5	Nil	US $50,000 (Due Jan 1/07)
Year 6	Nil	US $50,000 (Due Jan 1/08)
Year 7	Nil	US $100,000 (Due Jan 1/09)
Year 8 and onward	Nil	Greater of 2% NSR or US $100,000 each January 1st

iii) paying JABA $5,000 (paid) and issuing 200,000 common shares of the Company (issued);

iv) paying JABA $5,000 by November 1, 2003 (paid subsequent to September 30, 2003) and issuing 150,000 shares on every anniversary, beginning September 12, 2004, until a bankable feasibility is completed; and

v) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY INTERESTS (continued)

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project, however the Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next 7 years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

See also Note 8(c).

4. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued -	September 30, 2003		June 30, 2003	
	Shares	$	Shares	$
Balance- beginning of period	5,781,735	8,435,477	5,781,735	8,435,477
Issued during the period For property	200,000	48,000	-	-
Balance - end of period	5,981,735	8,483,477	5,781,735	8,435,477

The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

The following table summarizes the options outstanding at September 30, 2003:

Weighted Average Exercise Price $	Options Oustanding and Exercisable	Expiry Date
0.35	475,000	May 22, 2005

See also Note 8.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

5. FINANCIAL INSTRUMENTS

The carrying amounts reported in the balance sheet for cash, amounts receivable and advances, and accounts payable and accrued liabilities approximate fair values due to the short term to maturity of the instruments.

The Company is not subject to significant currency, interest rate and credit risks arising from these instruments.

6. SEGMENTED INFORMATION

	September 30, 2003		
	Corporate $	Mexican Mineral Operations $	Total $
Current assets	363,777	-	363,777
Mineral property interest	-	53,000	53,000
	363,777	53,000	416,777

	June 30, 2003		
	Corporate $	Canadian Mineral Operations $	Total $
Current assets	23,023	-	23,023
Mineral property interest	-	28,133	28,133
	23,023	28,133	51,156

7. SUPPLEMENTAL CASH FLOW INFORMATION

During the three months ended September 30, 2003, the Company issued 200,000 shares with a recorded value of $48,000 pursuant to a mineral property option agreement described in Note 3.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

(Unaudited - Prepared by Management)

8. SUBSEQUENT EVENTS

(a) In October 2003, the Company completed a non-brokered private placement of 3 million units at a price of $0.20 per unit, for total proceeds of $600,000. Each unit consists of one share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at a price of $0.30 per share on or before October 1, 2005. The President of the Company purchased 300,000 units of the private placement. As at September 30, 2003, the Company has received share subscription proceeds of $440,800.

The Company also issued 130,000 shares, at a recorded amount of $26,000, and granted 150,000 warrants in consideration as finders' fees on a portion of the private placement. The terms of the warrants are the same basis as the private placement share purchase warrants.

(b) Subsequent to September 30, 2003, the Company granted stock options, to a director and consultant for the purchase of up to 450,000 shares of the Company at various prices between $0.60 and $0.76 per share.

(c) On October 17, 2003, the Company entered into an option agreement, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Project in good standing;

ii) commit to a total of US $3 million of work programs over four years; and

iii) pay JABA $5,000 (paid) and issue a total of 850,000 (100,000 shares issued) common shares of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of:

______ **Schedule A**

X **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 541-9810
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keithn@shaw.ca
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	SEPTEMBER 30, 2003
DATE OF REPORT	NOVEMBER 28, 2003

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

KEITH NEUMEYER	*"Keith Neumeyer"*	03/11/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
PAUL MATYSEK	*"Paul Matysek"*	03/11/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

1.(a) GENERAL AND ADMINISTRATIVE

	$
Accounting and administrative services	5,500
Legal	5,518
Office	1,265
Professional fees	11,000
Regulatory	2,642
Transfer agent fees	736
Travel	181
Website	600
	27,442

1.(b) MINERAL PROPERTY INTERESTS

	$
Balance, at June 30, 2003	28,133
Acquisition costs	53,000
	81,133
Less: government grant	(28,133)
Balance, at September 30, 2003	53,000

2.(a) NO RELATED PARTY TRANSACTIONS WERE CONDUCTED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003.

3.(a) SECURITIES ISSUED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003.

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total Proceeds $	Type of Consideration	Commission
Sept. 2003	Common	For Property	200,000	0.24	48,000	Property	N/A

3.(b) NO OPTIONS WERE GRANTED DURING THE THREE MONTHS ENDED SEPTEMBER 30, 2003.

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003

4.(a) AUTHORIZED AND ISSUED CAPITAL AS AT SEPTEMBER 30, 2003

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	5,981,735	$8,483,477

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT SEPTEMBER 30, 2003

Security	Number	Exercise Price $	Expiry Date
Options	475,000	0.35	May 22/05
Warrants	2,750,000	0.25	Apr. 18/04

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 2003

There were no shares in escrow or subject to pooling as at September 30, 2003.

5. LIST OF DIRECTORS AND OFFICERS AS AT SEPTEMBER 30, 2003.

Directors:
Daniel G. Kostiuk
Keith Neumeyer
Tony Pezzotti

Officers:
Keith Neumeyer, President
Daniel G. Kostiuk, Corporate Secretary

On October 23, 2003, Mr. Paul Matysek was appointed to the Board of Directors.

FIRST MAJESTIC RESOURCE CORP.
QUARTERLY REPORT
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

Management Discussion and Analysis

Description of Business

The Company's shares are listed and posted for trading on the TSX Venture Exchange ("TSXV"). The Company is currently involved in the exploration for silver, gold and copper mineralization.

Properties Update

Niko Silver Project, Mexico

On August 7, 2003, the Company entered into an agreement with Consolidated JABA Inc. ("JABA"), a public company trading on the TSXV, to earn an 80% interest in four mineral concessions (the "Niko Silver Property") located in Chihuahua State, Mexico, by:

i) keeping the Niko Silver Property in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) committing to the work expenditures totalling US $900,000 and making property payments to the underlying property owners as follows:

	Work Program	Property Payment
Year 1	US $150,000 (by Dec 31/03)	Nil
Year 2	US $200,000 (by Dec 31/04)	US $15,000 (Due Jan 1/04)
Year 3	US $250,000 (by Dec 31/05)	US $20,000 (Due Jan 1/05)
Year 4	US $300,000 (by Dec 31/06)	US $25,000 (Due Jan 1/06)
Year 5	Nil	US $50,000 (Due Jan 1/07)
Year 6	Nil	US $50,000 (Due Jan 1/08)
Year 7	Nil	US $100,000 (Due Jan 1/09)
Year 8 and onward	Nil	Greater of 2% NSR or US $100,000 each January 1st

iii) paying JABA $5,000 (paid) and issuing 200,000 common shares (issued) of the Company.

iv) paying JABA $5,000 by November 1, 2003 (paid) and issuing 150,000 shares on every anniversary, beginning September 12, 2004, until a bankable feasibility is completed; and

v) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Property, however the Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next 7 years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED SEPTEMBER 30, 2003

Management Discussion and Analysis (continued)

The Company has planned a Phase 1 detailed geologic, geophysical, geochemical mapping and diamond drilling project for October, November and December of 2003. The field geophysical portion of this program started the week of October 6, 2003 and was completed about October 20, 2003. There was some delay because of rain and a minor traffic accident. Data reduction and reporting is underway. Fieldwork for the required environmental base line study and drill permit application was accomplished at the same time. The primary objective is to determine the exact orientation of the Estrella pipe so that one drill hole can penetrate the centroid of the pipe to a length of 600 meters. Detailed CSAMT & NSAMT geophysics has been done over the Estrella pipe so that its dimensions and 3 dimensional position in space can be precisely plotted. This will allow one drill hole to be precisely directed to test it to depth with out drilling out of the pipe into barren wall rock. Other geotechnical studies in addition to past less detailed geology and geochemical studies were completed and have revealed significant anomalies that suggest the system is very large. More work is needed to define other targets. Geology and geochemical sampling can continue while drilling on the Estrella Pipe is proceeding. The results of this work will be used to help interpret the results of drill hole one and to define other targets.

The cost of the Phase 1 Program is estimated at approximately US$194,000 and will take about 120 days to complete, depending on scheduling and logistics and drilling penetration rates.

Platino Porphyry Project, Argentina

On October 17, 2003, the Company entered into an option agreement with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Property in good standing;

ii) commit to a total of US $3 million of work programs over four years; and

iii) pay JABA $5,000 (paid) and issue a total of 850,000 common shares (100,000 shares issued) of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program

The immediate plan is to complete high-resolution imagery to support rapid geologic, alteration and leached cap mapping on the ground. About half the basin lies under thin cover. The other half is well exposed. Symmetric zoning of mineralization would continue under cover and thus the location of the copper-gold-molybdenum zones will be predictable. Because porphyry copper zoning is so well documented and the experience of JABA in modeling porphyry systems and the availability of high resolution space imagery and precise GPS location equipment, the Company believes alteration and leached cap mapping will quickly lead to drill targets without the necessity of geochemistry or geophysics. Location of drill sites to test the symmetric zones of this upright porphyry system could be accomplished in a very limited amount of field time at low cost. Drilling could start this field season. Preparation for such technical work is currently underway.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED SEPTEMBER 30, 2003

Management Discussion and Analysis (continued)

Discussion of Operations and Financial Condition

During the three months ended September 30, 2003, the Company reported a net loss of $27,442 compared to a net loss of $5,662 for the comparable period in 2002. General and administrative expenses reported for 2003 was $27,442, an increase of $21,780 from the $5,662 reported in 2002. Legal expenses increased by $3,152 from $2,366 in 2002 to $5,518 in 2003 due to the preparation of company documents during 2003. During 2003, the Company incurred additional costs in professional fees of $5,000 and website expenses of $600 for increased market awareness and business development. Also in 2003, the Company incurred professional fees of $6,000 relating to preparation of a technical report on the Niko Silver Property.

Liquidity and Capital Resources

As at September 30, 2003, the Company had a working capital of $321,467. In October 2003, the Company completed a private placement of 3 million units to raise $600,000. These proceeds have been utilized to discharge its current accounts payable and fund the initial exploration at the Niko Silver Project and Platino Porphyry Project. The Company will require additional funding to continue its exploration and meet ongoing corporate overhead requirements. The Company is intending to raise additional equity financing to meet these obligations. However, there is no assurance that the Company will be successful.

Appointment of Director

On October 23, 2003, the Company announced the appointment of Mr. Paul F. Matysek to the board of directors. Mr. Matysek, M.Sc., P.Geo., is a geochemist/geologist, and member of the Association of Exploration Geochemists. He is also registered with the Association of Professional Engineers and Geoscientists of British Columbia. He obtained a B.Sc. Degree in Geology from the University of Toronto, in 1980, and a M.Sc. Degree in Geology and from the University of British Columbia, in 1985. Mr. Matysek has worked in an executive or director capacity for several exploration and development companies. In the last 5 years he has focused on corporate development activities and has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties which include the 11.2 million ounce Las Cristinas Gold Project in Venezuela, the 2.4 million ounce Crucital Gold Project in Costa Rica and the 500,000 ounce plus Altintepe Gold Project in Turkey. Since 1999, Mr. Matysek has been involved in obtaining over $20 million of exploration and development financing.

Investor Relations

No investor relations activities were conducted during the quarter ended September 30, 2003. On November 24, 2003, the Company agreed to engage Mr. Ryan Mulhern for investor relations and corporate communications consulting services. Mr. Mulhern brings to the Company over ten years of investor relations experience and an impressive track record of success among several preeminent mining companies. This agreement is for a period of twenty-four months. Terms include a monthly retainer of $3,500 per month and the granting of stock options to purchase 250,000 common shares of the Company at a price of $0.76 per share that will vest in stages over a period of sixteen months and will be fully vested by March 24, 2005.

The Company maintains a website at "www.firstmajestic.com".

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ **Schedule A**

X **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 541-9810
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keithn@shaw.ca
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	DECEMBER 31, 2003
DATE OF REPORT	FEBRUARY 26, 2004

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

KEITH NEUMEYER	*"Keith Neumeyer"*	04/02/26
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
PAUL MATYSEK	*"Paul Matysek"*	04/02/26
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

1.(a) GENERAL AND ADMINISTRATIVE

	$
Accounting and administrative services	17,225
Advertising and promotion	16,261
Audit	1,500
Investor relations	4,325
Legal	23,631
Management fees	10,500
Office	6,682
Professional fees	11,000
Regulatory	10,656
Rent	1,509
Shareholder costs	1,673
Transfer agent fees	5,508
Travel	2,274
Website	1,468
	114,212

1.(b) MINERAL PROPERTY INTERESTS

	Mexico	*Argentina*	*Canada*	
	Niko Silver Project $	Platino Porphyry Project $	Wekusko Lake Properties $	Total $
BALANCE - BEGINNING OF PERIOD	-	-	28,133	28,133
EXPENDITURES DURING THE PERIOD				
Acquisition costs	58,000	68,000	-	126,000
Exploration costs				
Advances	25,000	25,000	-	50,000
Travel	13,503	-	-	13,503
	96,503	93,000	28,133	217,636
Less: government grant received	-	-	(28,133)	(28,133)
BALANCE - END OF PERIOD	96,503	93,000	-	189,503

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

2.(a) RELATED PARTY TRANSACTIONS

During the six months ended December 31, 2003, the Company:

(a) incurred $10,500 for management services provided by a company controlled by the President of the Company;

(b) concluded a private placement in which certain directors of the Company purchased 325,000 units for $65,000; and

(c) entered into option agreements with JABA to acquire certain of its mineral properties in Mexico and Argentina. Details of the terms are described in Note 3 of the Company's interim consolidated financial statements.

3.(a) SECURITIES ISSUED DURING THE SIX MONTHS ENDED DECEMBER 31, 2003.

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total Proceeds $	Type of Consideration	Commission
Sept. 2003	Common	For Property	200,000	0.24	48,000	Property	N/A
Oct. 2003	Common	Private Placement	3,000,000	0.20	600,000	Cash	Nil
Oct. 2003	Common	Finder's Fee	130,000	0.20	26,000	Share Issue Costs	N/A
Oct. 2003	Common	Options	135,000	0.35	47,250	Cash	N/A
Nov. 2003	Common	Warrants	425,000	0.25	106,250	Cash	N/A
Dec. 2003	Common	For Property	100,000	0.63	63,000	Property	N/A

3.(b) OPTIONS GRANTED DURING THE SIX MONTHS ENDED DECEMBER 31, 2003.

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct. 23/03	200,000	Director	P. Matysek	$0.60	Oct. 23/06
Nov. 24/03	190,000	Consultant	R. Mulhern	$0.76	Nov. 24/05
	390,000				

FIRST MAJESTIC RESOURCE CORP
SUPPLEMENTARY INFORMATION
FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

4.(a) AUTHORIZED AND ISSUED CAPITAL AS AT DECEMBER 31, 2003

Class	Par Value	Authorized Number	Issued	
			Number	Amount
Common	WPV	Unlimited	9,771,735	$9,295,172

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2003

Security	Number	Exercise Price $	Expiry Date
Options	340,000	0.35	May 22, 2005
	200,000	0.60	Oct. 23, 2006
	190,000	0.76	Nov. 24, 2005
	730,000		
Warrants	2,325,000	0.25	Apr. 18, 2004
	3,150,000	0.30	Oct. 01, 2005
	5,475,000		

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2003

There were no shares in escrow or subject to pooling as at December 31, 2003.

5. LIST OF DIRECTORS AND OFFICERS AS AT DECEMBER 31, 2003.

Directors:

Keith Neumeyer
Tony Pezzotti
Paul Matysek
Daniel G. Kostiuk

Officers:

Keith Neumeyer, President
Daniel G. Kostiuk, Corporate Secretary

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2003

Management Discussion and Analysis

Description of Business

First Majestic Resource Corp. (the"Company") is a junior mineral exploration company engaged in the acquisition and exploration of silver, gold and copper mineralization on mineral properties located in Mexico and Argentina. The Company trades on the TSX Venture Exchange under the symbol "FR.V."

Properties Update

La Parrilla Silver Mine, Mexico

On January 9, 2004, the Company signed a letter agreement with Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V. for the purchase of the La Parrilla Silver Mine located approximately 65 kilometres South-East of the city of Durango. The purchase includes all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The Company has agreed to pay a purchase price of US $3,000,000 for the La Parrilla Silver Mine, payable over a period of twelve months. A final due-diligence program is ongoing and is expected to be completed by March 15, 2004. All the legal formalities and formal documentation is anticipated to be completed by March 15, 2004. Closing is scheduled for March 24, 2004, at which time US $1,000,000 will be paid. The balance of the purchase price is payable as follows; US $500,000 on May 27, 2004; US $500,000 on August 25, 2004; and US $1,000,000 on February 26, 2005. An initial payment of US $10,000 was paid on signing.

The La Parrilla Silver Mine operated between 1956 to 1999 and was shut down due to low silver prices. The vendors reported total tonnage mined during that period was approximately 750,000 tons, with an average grade of 300 g/t of silver and 1.5 % of lead and 1.5% zinc.

The La Parrilla Silver Mine is well located, 5 kms off the main Highway 45. Electricity and water are presently available at the mine. All the access is on paved road, labour is available locally and any other services required can be obtained in Durango or Vicente Guerrero city located 13 kms away.

The Company anticipates production will recommence within four months after closing. Capital expenses required to increase mine production to approximately 500 tonnes per day or 175,000 tonnes per year will be news released once the due diligence is completed.

Niko Silver Project, Mexico

The Company, recently completed a wide-spaced geochemical and geophysical program over the Niko Silver Project near Chihuahua, Mexico. Niko is situated between the nearby and highly productive Naica and Santa Eulalia carbonate replacement silver-lead-zinc mines. Niko is a district size alteration zone geologically equivalent to these mines. The objectives of the surveys were to better define the geochemical and geophysical characteristics in the vicinity of the Estrella breccia pipe target.

Concurrent and zoned geochemical anomalies for silver, gold, lead, zinc, copper, molybdenum and mercury in vegetation samples form a large 6 square kilometer pattern like those associated with known porphyry associated mineral systems. For example, Naica is such a porphyry associated system. Corresponding strong geophysical anomalies over parts of the geochemical anomalies strongly reinforce the interpretation that both the geochemistry and geophysics reflect a large buried intrusive system with extensive surrounding metal halos in reactive limestone sediments.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2003

Management Discussion and Analysis (continued)

While the Estrella breccia has been well defined by the recent geophysics and extends to a depth of 800 meters, that same geophysics has identified another pipe 500 meters to the northwest and more importantly what appears to be a much larger conductive and low resistive zone extending to the east and at depth and open on all sides. In these types of geological settings, such low resistivities can be indicative of mineralization. Further, this zone represents the strongest low resistivity anomaly and geochemically is characterized by the strongest silver-lead-manganese geochemical anomaly.

Because these anomalies extended off the original Niko property boundaries, approximately 23.5 square kilometers (2,350 hectares) have been added to the previously existing 11.5 square kilometers under the same lease terms as the original block. The additional land has been added to the joint venture on a 50- 50 basis.

In light of these encouraging results, follow-up detailed geophysical and geochemical surveys have been planned and crews are currently being mobilized. On completion of the surveys a drill program will be designed to test the two breccia pipes, the newly identified large sub-horizontal resistivity zone and what are expected to be large wide spread coincident geophysical and geochemical anomalies.

Platino Porphyry Project, Argentina

In February 2004, the Company completed a satellite mapping program over the Platino Porphyry Project in Argentina.

Discussion of Operations and Financial Condition

During the six months ended December 31, 2003, the Company reported general and administrative expenses of $114,212, an increase of $85,597 from $28,615 reported for the comparable 2002 period. In 2003, the Company has incurred $16,261 in advertising and promotion expenses relating to the increased market awareness and business development program implemented. Effective November 23, 2003, the Company engaged an investor relations consultant at a rate of $3,500 per month. In addition, $10,500 in management fees were paid to a company controlled by the President of the Company. There were significant increases in legal, accounting and administrative and regulatory expenses relating to the recent acquisitions of mineral properties.

Liquidity and Capital Resources

At December 31, 2003, the Company has working capital of $469,089. During 2003, the Company completed its non-brokered private placement of 3 million units at $0.20 per unit for cash proceeds of $600,000. Each unit consisted of one common share and one share purchase warrant. Each warrant entitles the holder to acquire an additional common share at a price of $0.30 per share on or before October 1, 2005. Subsequent to December 31, 2003, the Company issued 910,000 common shares on the exercise of warrants for $251,000. The Company now has the working capital to implement the initial exploration program on the Niko Silver Project and to meet its corporate operating expenditures for the upcoming year. The future viability of the Company is dependent upon its ability to generate additional financing and the generation of profit from business operations.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2003

Management Discussion and Analysis (continued)

Appointment of Consultant

On February 16, 2004, the Company announced its appointment of Mr. Ramon Davila as a consultant to the Company.

Mr. Davila, a Mexican citizen, was educated at the University of Guanajuato in Mexico and graduated as a Mining and Metallurgist Engineer in 1975. After graduating, he obtained training in Canadian mining operations and returned to Mexico in 1978 to work for Industrias Penoles, the largest silver producer in Mexico. In 1987 Mr. Davila became the VP of Mining Operations for Luismin where he was responsible for all aspects on mining operations for seven mines and 15 exploration projects in various parts of Mexico. Since 1998 Mr. Davila has been President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations.

In 1993, Mr. Davila earned his masters degree in Mineral Economics at the Colorado School of Mines. He was also the National President for the Association of Mining Metallurgist and Geologists in Mexico from 1996 to 1998 and is currently a member of the Board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

Mr. Davila's position in the Company is a critical first step in achieving the corporate goal of becoming a mid-tier silver producer focused on Mexico. Management of the Company believes that Mexico represents a significant opportunity for the Company to build a core of assets that will meet its short and long term objectives. Mr. Davila's extensive experience in mining operations and knowledge base in Mexico is anticipated to bring immense value to shareholders.

Upon closing of the La Parrilla Silver Mine Agreement, Mr. Davila will be appointed as a director and the Chief Operating Officer of the Company.

Investor Relations

On November 24, 2003, the Company agreed to engage Mr. Ryan Mulhern for investor relations and corporate communications consulting services. Mr. Mulhern brings to the Company over ten years of investor relations experience and an impressive track record of success among several preeminent mining companies. This agreement is for a period of twenty-four months. Terms include a monthly retainer of $3,500 per month and the granting of stock options to purchase 190,000 common shares of the Company at a price of $0.76 per share that will vest in stages over a period of sixteen months and will be fully vested by March 24, 2005.

The Company maintains a website at www.firstmajestic.com.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Schedule A**

____ **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 541-9810
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keithn@shaw.ca
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	DECEMBER 31, 2003
DATE OF REPORT	FEBRUARY 26, 2004

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

KEITH NEUMEYER	*"Keith Neumeyer"*	04/02/26
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
PAUL MATYSEK	*"Paul Matysek"*	04/02/26
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

DECEMBER 31, 2003 AND 2002

(Unaudited - Prepared by Management)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	December 31, 2003 $	June 30, 2003 $ *(Audited)*
ASSETS		
CURRENT		
Cash	502,379	9,411
Amounts receivable and advances	11,916	13,612
	514,295	23,023
MINERAL PROPERTY INTERESTS (Note 3)	189,503	28,133
	703,798	51,156
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	45,206	138,047
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	9,295,172	8,435,477
CONTRIBUTED SURPLUS	637	637
DEFICIT	(8,637,217)	(8,523,005)
	658,592	(86,891)
	703,798	51,156

APPROVED ON BEHALF OF THE BOARD

"Keith Neumeyer"
Director

"Paul Matysek"
Director

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE SIX MONTHS ENDED DECEMBER 31

(Unaudited - Prepared by Management)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2003 $	2002 $	2003 $	2002 $
EXPENSES				
Accounting and administrative services	11,725	2,260	17,225	3,960
Advertising and promotion	16,261	-	16,261	-
Audit	1,500	500	1,500	500
Investor relations	4,325	-	4,325	-
Legal	18,113	6,317	23,631	8,683
Management fees	10,500	-	10,500	-
Office	5,417	1,980	6,682	2,022
Professional fees	-	-	11,000	-
Regulatory	8,014	3,720	10,656	4,708
Rent	1,509	-	1,509	-
Shareholder costs	1,673	2,693	1,673	2,693
Transfer agent fees	4,772	2,833	5,508	3,399
Travel	2,093	-	2,274	-
Website	868	2,650	1,468	2,650
	86,770	22,953	114,212	28,615
NET LOSS FOR THE PERIOD	(86,770)	(22,953)	(114,212)	(28,615)
DEFICIT - BEGINNING OF PERIOD	(8,550,447)	(8,006,371)	(8,523,005)	(8,000,709)
DEFICIT - END OF PERIOD	(8,637,217)	(8,029,324)	(8,637,217)	(8,029,324)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.00)	$(0.02)	$(0.00)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	8,944,236	5,781,735	7,383,936	5,781,735

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED DECEMBER 31

(Unaudited - Prepared by Management)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2003 $	2002 $	2003 $	2002 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(86,770)	(22,953)	(114,212)	(28,615)
Decrease in amounts receivable and advances	2,359	17,113	1,696	21,644
Increase (decrease) in accounts payable and accrued liabilities	2,896	22,475	(92,841)	22,661
	(81,515)	16,635	(205,357)	15,690
INVESTING ACTIVITIES				
Expenditures on mineral property interests	(73,503)	(66,727)	(78,503)	(130,680)
Proceeds from government grant on mineral property expenditures	-	-	28,133	-
Additions to deferred amounts	-	(48,708)	-	(48,708)
	(73,503)	(115,435)	(50,370)	(179,388)
FINANCING ACTIVITIES				
Issuance of common shares	312,700	-	753,500	-
Share issue costs	(4,805)	-	(4,805)	-
	307,895	-	748,695	-
INCREASE (DECREASE) IN CASH	152,877	(98,800)	492,968	(163,698)
CASH - BEGINNING OF PERIOD	349,502	170,607	9,411	235,505
CASH - END OF PERIOD	502,379	71,807	502,379	71,807

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

	Mexico	Argentina	Canada	
	Niko Silver Project $	Platino Porphyry Project $	Wekusko Lake Properties $	Total $
BALANCE - BEGINNING OF PERIOD	-	-	28,133	28,133
EXPENDITURES DURING THE PERIOD				
Exploration costs				
Advances	25,000	25,000	-	50,000
Travel	13,503	-	-	13,503
	38,503	25,000	28,133	91,636
Less: government grant received	-	-	(28,133)	(28,133)
BALANCE - END OF PERIOD	38,503	25,000	-	63,503

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

First Majestic Resource Corp. (the "Company") is in the business of acquiring, exploring and evaluating its mineral properties. To date, the Company has not earned any revenue from its operations and is considered to be in the development stage. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral property interests represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been property prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

Government Grants

The Company applies for funding under the Manitoba Mineral Exploration Assistance Program ("MEAP"), with respect to certain exploration costs incurred in that province. The MEAP is accounted for using the cost reduction approach whereby the amounts received or receivable are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

	December 31, 2003			June 30, 2003		
	Mineral Property $	Deferred Exploration Costs $	Total Costs $	Mineral Property $	Deferred Exploration Costs $	Total Costs $
Niko Silver Project	58,000	38,503	96,503	-	-	-
Platino Porphyry Project	68,000	25,000	93,000	-	-	-
Wekusko Lake Properties	-	-	-	-	28,133	28,133
	126,000	63,503	189,503	-	28,133	28,133

a) Niko Silver Project, Mexico

On August 7, 2003, as amended December 28, 2003, the Company entered into an agreement with JABA Exploration Inc. ("JABA"), a public company trading on the TSX Venture Exchange ("TSXV"), to earn an 80% interest in four mineral concessions (the "Niko Silver Project") located in Chihuahua State, Mexico. As of December 31, 2003 the Company has paid $10,000 and has issued 200,000 shares of the Company to JABA. In addition the Company is required to:

i) keep the Niko Silver Project in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) commit to work expenditures and making property payments to the underlying property owners as follows:

Work Expenditures

US $	
350,000	on or before December 31, 2004
250,000	on or before December 31, 2005
300,000	on or before December 31, 2006
900,000	

Property Payments

US $	
15,000	on or before January 01, 2004
20,000	on or before January 01, 2005
25,000	on or before January 01, 2006
50,000	on or before January 01, 2007
50,000	on or before January 01, 2008
100,000	on or before January 01, 2009

Greater of 2% net smelter return or US $100,000 on January 1, 2010 and each year thereafter

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

3. **MINERAL PROPERTY INTERESTS** (continued)

iii) issue 150,000 shares on every anniversary, beginning September 12, 2004, until a bankable feasibility is completed; and

iv) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project. The Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next seven years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

b) Platino Porphyry Project, Argnetina

On October 17, 2003, the Company entered into an option agreement, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Project in good standing;

ii) commit to a total of US $3 million of work programs over four years; and

iii) pay JABA $5,000 (paid) and issue a total of 850,000 (100,000 shares issued) common shares of the Company over three years.

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program.

Subsequent to entering into the mineral property agreements, the President of the Company was appointed a director of JABA and the President of JABA was appointed a director of the Company.

See also Note 10(i).

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

4. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued -	December 31, 2003		June 30, 2003	
	Shares	$	Shares	$
Balance- beginning of period	5,781,735	8,435,477	5,781,735	8,435,477
Issued during the period				
For private placement	3,000,000	600,000	-	-
For finder's fee	130,000	26,000	-	-
For options	135,000	47,250	-	-
For warrants	425,000	106,250	-	-
For properties	300,000	111,000	-	-
Less share issue costs	-	(30,805)	-	-
	3,990,000	859,695	-	-
Balance - end of period	9,771,735	9,295,172	5,781,735	8,435,477

a) During the six months ended December 31, 2003, the Company completed a non-brokered private placement of 3 million units at a price of $0.20 per unit, for total proceeds of $600,000. Each unit consists of one share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at a price of $0.30 per share on or before October 1, 2005. Certain directors of the Company have purchased 325,000 units of the private placement.

The Company also issued 130,000 shares, at a recorded amount of $26,000, and granted 150,000 warrants in consideration as finders' fees on a portion of the private placement. The terms of the warrants are the same basis as the private placement share purchase warrants.

b) The Company has established a rolling stock option plan (the "Plan"), in which the maximum number of common shares which can be reserved for issuance under the Plan is 10% of the issued and outstanding shares of the Company. The exercise price of the options is set at the Company's closing share price on the day before the grant date, less allowable discounts in accordance with the policies of the TSXV.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

4. SHARE CAPITAL (continued)

A summary of the Company's options outstanding at December 31, 2003 is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding - beginning of period	475,000	0.35
Granted	390,000	0.68
Exercised	(135,000)	0.35
Outstanding - end of period	730,000	0.53

The following table summarizes the options outstanding and exercisable at December 31, 2003:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date
0.35	340,000	340,000	May 22, 2005
0.60	200,000	200,000	October 23, 2006
0.76	190,000	-	November 24,2005
	730,000	540,000	

c) As at December 31, 2003, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 5,475,000 shares. The warrants expire at various times until October 1, 2005 and may be exercised at prices ranging from $0.25 per share to $0.30 per share.

Details of warrants outstanding as at December 31, 2003 are as follows:

	Number of Warrants
Balance, beginning of period	2,750,000
Issued pursuant to private placement	3,150,000
Exercised	(425,000)
Balance, end of period	5,475,000

d) See also Note 10 (ii).

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

5. STOCK-BASED COMPENSATION

During the six months ended December 31, 2003, the Company granted stock options to a director and consultant to purchase 390,000 shares of the Company. The options granted to the director are vested immediately and are exercisable at $0.60 per share and have a three year expiry. The options granted to the consultant are exercisable at $0.76 per share and have a two year expiry that will vest in stages over sixteen months and will be fully vested on March 24, 2005.

The fair value of stock options is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

Risk-free interest rate	3.02%
Estimated volatility	115%
Expected life	1.0 - 1.5 years
Expected dividend yield	0%

The weighted average fair value of the option granted during the six months ended December 31, 2003, was $0.32 per share.

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

6. RELATED PARTY TRANSACTIONS

(a) During the period ended December 31, 2003, the Company incurred $10,500 for management services provided by a company controlled by the President of the Company.

(b) See also Notes 3 and 4(a).

7. OFFICE LEASE

Effective December 1, 2003, the Company entered into a joint office lease agreement with a non-related third party. The lease is for a minimum period of twelve months at a rate of $5,800 per month, of which the Company has agreed to pay $933 per month.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

8. SEGMENTED INFORMATION

	December 31, 2003			
	Corporate $	Mexico Mineral Operations $	Argentina Mineral Operations $	Total $
Current assets	514,295	-	-	514,295
Mineral property interests	-	96,503	93,000	189,503
	514,295	96,503	93,000	703,798

	June 30, 2003		
	Corporate $	Canada Mineral Operations $	Total $
Current assets	23,023	-	23,023
Mineral property interest	-	28,133	28,133
	23,023	28,133	51,156

9. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing and investing activities were conducted by the Company as follows:

	December 31, 2003 $	December 31, 2002 $
Financing activities		
Issuance of common shares for mineral property interests	111,000	-
Issuance of common shares for finder's fees	26,000	-
Share issue costs	(26,000)	-
	111,000	-
Investing activity		
Expenditures on mineral property interests	(111,000)	-

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2003

(Unaudited - Prepared by Management)

9. SUPPLEMENTAL CASH FLOW INFORMATION (continued)

Other supplementary cash flow information:

	December 31, 2003 $	December 31, 2002 $
Interest paid in cash	-	-
Income taxes paid in cash	-	-

10. SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company:

i) entered into a letter agreement on January 9, 2004, with parties who are at arms length to the Company, to acquire the La Parrilla Silver Mine, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition includes all mining properties, assets and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. The purchase price is US $3 million payable over a twelve month period. A US $10,000 deposit was paid. Completion of the agreement is subject to completion of due diligence procedures by the Company and all necessary regulatory and shareholder approvals. A finder's fee of US $182,500 is payable to an individual who was subsequently appointed as a consultant to the Company and granted stock options to purchase 250,000 shares of the Company for a period of three years at $1.42 per share; and

ii) issued 910,000 shares of the Company on the exercise of warrants for $251,000.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: X **Schedule A**

X **Schedules B & C**

(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	FIRST MAJESTIC RESOURCE CORP.
ISSUER ADDRESS	#1305 - 1090 WEST GEORGIA STREET VANCOUVER, BC V6E 3V7
ISSUER TELEPHONE NUMBER	(604) 688-3033
ISSUER FAX NUMBER	(604) 541-9820
CONTACT PERSON	MR. KEITH NEUMEYER
CONTACT'S POSITION	PRESIDENT
CONTACT'S TELEPHONE NUMBER	(604) 541-9810
CONTACT'S E-MAIL ADDRESS	keith@firstmajestic.com
WEBSITE	www.firstmajestic.com
FOR QUARTER ENDED	MARCH 31, 2004
DATE OF REPORT	MAY 28, 2004

CERTIFICATE

THE THREE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

KEITH NEUMEYER	*"Keith Neumeyer"*	04/05/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
PAUL MATYSEK	*"Paul Matysek"*	04/05/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

(Signatures for this Form should be entered in TYPED form)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

MARCH 31, 2004 AND 2003

(Unaudited - Prepared by Management)

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited - Prepared by Management)

	March 31, 2004 $	June 30, 2003 $
ASSETS		
CURRENT		
Cash	776,067	9,411
Amounts receivable and prepaids	27,779	13,612
	803,846	23,023
MINERAL PROPERTY INTERESTS (Note 3)	362,238	28,133
EQUIPMENT	7,574	-
	1,173,658	51,156
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	69,296	138,047
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	9,990,172	8,435,477
SHARE SUBSCRIPTIONS RECEIVED (Note 10)	43,500	-
CONTRIBUTED SURPLUS	277,737	637
DEFICIT	(9,207,047)	(8,523,005)
	1,104,362	(86,891)
	1,173,658	51,156

APPROVED ON BEHALF OF THE BOARD

"Keith Neumeyer"
Director

"Paul Matysek"
Director

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2004 $	2003 $	2004 $	2003 $
EXPENSES				
Accounting and administrative services	2,980	1,325	20,205	5,285
Audit	-	-	1,500	500
Corporate development	168,561	-	184,822	-
Depreciation	195	-	195	-
Investor relations	10,500	-	14,825	-
Legal	18,363	3,883	41,994	12,566
Management fees	10,500	-	21,000	-
Office	5,825	238	13,112	2,260
Printing	33,437	-	33,437	-
Professional fees	6,806	4,000	17,806	4,000
Regulatory	2,749	665	13,405	5,373
Rent	4,512	-	6,021	-
Shareholder costs	2,860	-	4,533	2,693
Stock-based compensation	277,100	-	277,100	-
Transfer agent fees	1,761	622	7,269	4,021
Travel and related	22,971	2,432	25,245	2,432
Website	1,045	600	2,513	3,250
	570,165	13,765	684,982	42,380
LOSS BEFORE OTHER ITEMS	(570,165)	(13,765)	(684,982)	(42,380)
OTHER ITEMS				
Interest income	893	-	1,498	-
Foreign exchange	(558)	-	(558)	-
	335	-	940	-
NET LOSS FOR THE PERIOD	(569,830)	(13,765)	(684,042)	(42,380)
DEFICIT - BEGINNING OF PERIOD	(8,637,217)	(8,029,324)	(8,523,005)	(8,000,709)
DEFICIT - END OF PERIOD	(9,207,047)	(8,043,089)	(9,207,047)	(8,043,089)
BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.05)	$(0.00)	$(0.08)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	10,588,485	5,781,735	8,499,722	5,781,735

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2004 $	2003 $	2004 $	2003 $
CASH PROVIDED FROM (USED FOR)				
OPERATING ACTIVITIES				
Net loss for the period	(569,830)	(14,429)	(684,042)	(42,380)
Adjustment for items not involving cash				
Stock-based compensation	277,100	-	277,100	-
Depreciation	195	-	195	-
	(292,535)	(14,429)	(406,747)	(42,380)
Decrease (increase) in amounts receivable and prepaids	(15,863)	(1,917)	(14,167)	9,401
Increase (decrease) in accounts payable and accrued liabilities	24,090	3,222	(68,751)	116,069
	(284,308)	(13,124)	(489,665)	83,090
INVESTING ACTIVITIES				
Additions to equipment	(7,769)	-	(7,769)	-
Expenditures on mineral property interests	(172,735)	-	(251,238)	(258,162)
Proceeds from government grant on mineral property expenditures	-	-	28,133	-
Additions to deferred amounts	-	-	-	(48,708)
	(180,504)	-	(230,874)	(306,870)
FINANCING ACTIVITIES				
Share subscriptions received	43,500	-	43,500	-
Issuance of common shares	695,000	183,750	1,448,500	-
Share issue costs	-	(75,000)	(4,805)	-
	738,500	108,750	1,487,195	-
INCREASE (DECREASE) IN CASH	273,688	(60,082)	766,656	(223,780)
CASH - BEGINNING OF PERIOD	502,379	71,807	9,411	235,505
CASH - END OF PERIOD	776,067	11,725	776,067	11,725

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

CONSOLIDATED SCHEDULE OF DEFERRED EXPLORATION COSTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

	Mexico		Argentina	Canada	
	Niko Silver Project $	Other Project $	Platino Porphyry Project $	Wekusko Lake Properties $	Total $
BALANCE - BEGINNING OF PERIOD	-	-	-	28,133	28,133
EXPENDITURES DURING THE PERIOD					
Exploration costs					
Advances to operator	25,000	-	25,000	-	50,000
Travel	13,503	-	-	-	13,503
	38,503	-	25,000	-	63,503
Less: government grant received	-	-	-	(28,133)	(28,133)
BALANCE - END OF PERIOD	38,503	-	25,000	-	63,503

The accompanying notes are an integral part of these interim consolidated financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

1. NATURE OF OPERATIONS

First Majestic Resource Corp. (the "Company") is in the business of acquiring, exploring and evaluating its mineral properties in Argentina and Mexico. To date, the Company has not earned any revenue from its operations and is considered to be in the development stage. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production. The amounts shown as mineral property interests represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The financial statements have, in management's opinion, been property prepared using careful judgement with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY INTERESTS

Expenditures incurred on mineral property interests are as follows:

	March 31, 2004			June 30, 2003		
	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $	Acquisition Costs $	Deferred Exploration Costs $	Total Costs $
Mexico						
Niko	77,935	38,503	116,438	-	-	-
La Parilla	132,539	-	132,539	-	-	-
Other	20,261	-	20,261	-	-	-
Argentina						
Platino	68,000	25,000	93,000	-	-	-
Canada						
Wekusko Lake	-	-	-	-	28,133	28,133
	298,735	63,503	362,238	-	28,133	28,133

a) Niko Silver Project, Mexico

On August 7, 2003, as amended December 28, 2003, the Company entered into an agreement with JABA Exploration Inc. ("JABA"), a public company trading on the TSX Venture Exchange ("TSXV"), to earn an 80% interest in four mineral concessions (the "Niko Silver Project") located in Chihuahua State, Mexico. As of March 31, 2004 the Company has paid $29,935 and has issued 200,000 shares of the Company, at a fair value of $0.24 per share, to JABA. In addition the Company is required to:

i) keep the Niko Silver Project in good standing, which includes payment of annual taxes and timely completion and submittal of all reporting requirements;

ii) commit to work expenditures and making property payments to the underlying property owners as follows:

Work Expenditures

US $	
350,000	on or before December 31, 2004
250,000	on or before December 31, 2005
300,000	on or before December 31, 2006
900,000	

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY INTERESTS (continued)

Property Payments

US $	
15,000	on or before January 01, 2004 (Paid)
20,000	on or before January 01, 2005
25,000	on or before January 01, 2006
50,000	on or before January 01, 2007
50,000	on or before January 01, 2008
100,000	on or before January 01, 2009

Greater of 2% net smelter return or US $100,000 on January 1, 2010 and each year thereafter

iii) issue 150,000 shares on every anniversary, beginning September 12, 2004, until a bankable feasibility is completed; and

iv) the Company will have earned a 70% interest after completing the US $900,000 work program and as long as it makes annual property payments. The Company can earn an additional 10% interest to 80% by completing a bankable feasibility study.

The underlying property owner retains a 2% NSR on all metals produced on the Niko Silver Project. The Company has the right to purchase the 2% NSR by paying the owner US $6,000,000 within the next seven years. JABA also has the option of being the operator in years one and two.

If JABA elects not to pay it's 20% share to put the Company's claims into production within 90 days after receipt of a bankable feasibility study then JABA retains the right to a 10% carried interest to commercial production.

During the three months ended March 31, 2004, the Company advanced $25,000 to JABA for exploration activities to be conducted on the Niko Silver Project.

b) Platino Porphyry Project, Argentina

On October 17, 2003, the Company entered into an option agreement, with JABA whereby the Company can earn up to an 80% interest in three mineral concessions (the "Platino Porphyry Project") located in Chubut Province, Argentina.

To earn an initial 60% interest the Company must:

i) keep the Platino Porphyry Project in good standing;

ii) commit to a total of US $3 million of work programs over four years; and

iii) pay JABA $5,000 (paid) and issue a total of 850,000 (100,000 shares issued) common shares of the Company over three years.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

3. MINERAL PROPERTY INTERESTS (continued)

The Company may earn an additional 20% interest by completion of a bankable feasibility study within five years of the completion of the work programs and by issuing 100,000 common shares annually and committing to a minimum US $100,000 work program.

During the three months ended March 31, 2004, the Company advanced $25,000 to JABA for exploration expenditures to be conducted on the Platino Porphyry Project.

c) La Parilla Silver Mine, Mexico

On January 9, 2004, the Company entered into a purchase agreement, with parties who are at arms length to the Company, to acquire the La Parrilla Silver Mine, located approximately 65 kilometres south-east of the city of Durango, Mexico. The acquisition includes all mining properties, assets and equipment, including a processing mill, and mining concessions covering an area of 280 hectares. The purchase price is US $3 million payable over a twelve month period as follows:

US $	Date
1,000,000	On closing
500,000	July 16, 2004
500,000	October 16, 2004
1,000,000	April 16, 2005
3,000,000	

Completion of the agreement was subject to completion of due diligence procedures by the Company and all necessary regulatory approvals. A finder's fee of US $182,500 was payable.

Subsequent to March 31, 2004, the Company completed its due diligence and received regulatory approval to complete the purchase. Closing of the purchase occurred on May 12, 2004 and the Company made the initial US $1 million payment.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

4. SHARE CAPITAL

Authorized - unlimited common shares without par value

Issued -	March 31, 2004		June 30, 2003	
	Shares	$	Shares	$
Balance- beginning of period	5,781,735	8,435,477	5,781,735	8,435,477
Issued during the period				
For cash:				
Private placement	3,000,000	600,000	-	-
Exercise of options	135,000	47,250	-	-
Exercise of warrants	3,015,000	801,250	-	-
For properties	300,000	111,000	-	-
For finder's fee	130,000	26,000	-	-
	6,580,000	1,585,500	-	-
Less share issue costs	-	(30,805)	-	-
	6,580,000	1,554,695	-	-
Balance - end of period	12,361,735	9,990,172	5,781,735	8,435,477

a) During the nine months ended March 31, 2004, the Company completed a non-brokered private placement of 3 million units at a price of $0.20 per unit, for total proceeds of $600,000. Each unit consists of one share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase an additional share at a price of $0.30 per share on or before October 1, 2005. Certain directors of the Company have purchased 325,000 units of the private placement.

The Company also issued 130,000 shares, at a fair value of $26,000, and granted 150,000 warrants in consideration as finders' fees on a portion of the private placement. The terms of the warrants are the same basis as the private placement share purchase warrants.

b) A summary of the changes of the Company's stock options for the nine months ended March 31, 2004, is as follows:

	Number of Shares	Weighted Average Exercise Price $
Outstanding - beginning of period	475,000	0.35
Granted	640,000	0.97
Exercised	(135,000)	0.35
Outstanding - end of period	980,000	0.75

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

4. SHARE CAPITAL (continued)

The following table summarizes the stock options outstanding and exercisable at March 31, 2004:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date
0.35	340,000	340,000	May 22, 2005
0.60	200,000	200,000	October 23, 2006
0.76	140,000	50,000	November 24,2005
1.42	250,000	-	February 10, 2007
	980,000	590,000	

c) As at March 31, 2004, the Company had outstanding warrants issued pursuant to private placements and agents warrants which may be exercised to purchase 2,885,000 shares. The warrants expire at various times until October 1, 2005 and may be exercised at prices ranging from $0.25 per share to $0.30 per share.

Details of warrants outstanding as at March 31, 2004 are as follows:

	Number
Balance, beginning of period	2,750,000
Issued pursuant to private placement	3,150,000
Exercised	(3,015,000)
Balance, end of period	2,885,000

d) See also Note 10.

5. STOCK-BASED COMPENSATION

During the nine months ended March 31, 2004, the Company granted stock options to a director and to consultants to purchase 640,000 shares of the Company.

The fair value of stock options is estimated using the *Black-Scholes Option Pricing Model* with the following assumptions:

Risk-free interest rate	121% - 3.02%
Estimated volatility	115% - 1.18%
Expected life	1.0 - 1.5 years
Expected dividend yield	0%

The weighted average fair value of the option granted during the nine months ended March 31, 2004, was $0.43 per share.

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

5. STOCK-BASED COMPENSATION (continued)

Option-pricing models require the use of estimates and assumptions including the expected volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measure of the fair value of the Company's stock options.

6. RELATED PARTY TRANSACTIONS

(a) During the nine months ended March 31, 2004, the Company incurred $29,050 for management and professional services provided by a company controlled by the President of the Company and by a director. At March 31, 2004, $8,050 remains outstanding and is included in accounts payable and accrued liabilities.

(b) Subsequent to entering into the mineral property agreements with JABA in Notes 3(a) and 3(b), the President of the Company was appointed a director of JABA and the President of JABA was appointed a director of the Company.

(c) See also Note 4(a).

7. OFFICE LEASE

Effective December 1, 2003, the Company entered into a joint office lease agreement with a non-related third party. The lease is for a minimum period of twelve months at a rate of $5,800 per month, of which the Company has agreed to pay $933 per month.

8. SEGMENTED INFORMATION

The Company's mineral properties are located Mexico and Argentina and its corporate assets are located in Canada. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating revenues during the nine months ended March 31, 2004.

	March 31, 2004			
	Corporate $	Mexico Mineral Operations $	Argentina Mineral Operations $	Total $
Current assets	802,137	1,709	-	803,846
Mineral property interests	-	269,238	93,000	362,238
Equipment	7,574	-	-	7,574
	809,711	270,947	93,000	1,173,658

FIRST MAJESTIC RESOURCE CORP.

(A Development Stage Company)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED MARCH 31, 2004

(Unaudited - Prepared by Management)

8. SEGMENTED INFORMATION (continued)

	June 30, 2003		
	Corporate $	Canada Mineral Operations $	Total $
Current assets	23,023	-	23,023
Mineral property interest	-	28,133	28,133
	23,023	28,133	51,156

9. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing and investing activities were conducted by the Company as follows:

	March 31, 2004 $	March 31, 2003 $
Financing activities		
Issuance of common shares for mineral property interests	111,000	-
Issuance of common shares for finder's fees	26,000	-
Share issue costs	(26,000)	-
	111,000	-
Investing activity		
Expenditures on mineral property interests	(111,000)	-

10. SUBSEQUENT EVENTS

Subsequent to March 31, 2004, the Company:

i) completed a private placement of 8,000,000 units at a price of $1.45 per share. Each unit consisted of one common share and one-half share purchase warrant. Each whole warrant is exercisable into one common share of the Company at $1.85 per share until May 6, 2005 and at $2.05 per share until May 6, 2006. As at March 31, 2004, the Company had received $43,500 in share subscription proceeds;

ii) granted 100,000 stock options to consultants at $2.25 per share expiring April 1, 2006 and 150,000 stock options to directors at $2.25 per share on April 1, 2007; and

iii) issued 867,000 shares of the Company on the exercise of warrants for $228,350.

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED MARCH 31, 2004

1.(a) GENERAL AND ADMINISTRATIVE

	$
Accounting and administrative services	20,205
Audit	1,500
Corporate development	184,822
Depreciation	195
Investor relations	14,825
Legal	41,994
Management fees	21,000
Office	13,112
Printing	33,347
Professional fees	17,806
Regulatory	13,405
Rent	6,021
Shareholder costs	4,533
Transfer agent fees	7,269
Travel and related	25,245
Website	2,513
	407,882

1.(b) MINERAL PROPERTY INTERESTS

	Mexico			Argentina	Canada	
	Niko Silver Project $	La Parilla $	Other $	Platino Porphyry Project $	Wekusko Lake Properties $	Total $
BALANCE - BEGINNING OF PERIOD	-	-	-	-	28,133	28,133
EXPENDITURES DURING THE PERIOD						
Acquisition costs	77,935	132,539	20,261	68,000	-	298,735
Exploration costs						
Advances	25,000	-	-	25,000	-	50,000
Travel	13,503	-	-	-	-	13,503
	116,438	132,539	20,261	93,000	-	390,371
Less: government grant received	-	-	-	-	(28,133)	(28,133)
BALANCE - END OF PERIOD	116,438	132,539	20,261	93,000	-	362,238

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED MARCH 31, 2004

2.(a) RELATED PARTY TRANSACTIONS

During the nine months ended March 31, 2004, the Company:

(a) incurred $29,050 for management and professional services provided by a company controlled by the President of the Company and by a director;

(b) concluded a private placement in which certain directors of the Company purchased 325,000 units for $65,000; and

(c) entered into option agreements with JABA to acquire certain of its mineral properties in Mexico and Argentina. Details of the terms are described in Note 3 of the Company's interim consolidated financial statements.

3.(a) SECURITIES ISSUED DURING THE NINE MONTHS ENDED MARCH 31, 2004.

Date of Issue	Type of Security	Type of Issue	Number	Price $	Total Proceeds $	Type of Consideration	Commission
Sept. 2003	Common	For Property	200,000	0.24	48,000	Property	N/A
Oct. 2003	Common	Private Placement	3,000,000	0.20	600,000	Cash	Nil
Oct. 2003	Common	Finder's Fee	130,000	0.20	26,000	Share Issue Costs	N/A
Oct. 2003	Common	Options	135,000	0.35	47,250	Cash	N/A
Nov. 2003	Common	Warrants	425,000	0.25	106,250	Cash	N/A
Dec. 2003	Common	For Property	100,000	0.63	63,000	Property	N/A
Jan. 2004	Common	Warrants	340,000	0.25	85,000	Cash	N/A
Feb. 2004	Common	Warrants	100,000	0.25	25,000	Cash	N/A
Feb. 2004	Common	Warrants	620,500	0.30	186,150	Cash	N/A
Mar. 2004	Common	Warrants	329,500	0.30	98,850	Cash	N/A
Mar. 2004	Common	Warrants	1,200,000	0.25	300,000	Cash	N/A
			6,580,000				

3.(b) OPTIONS GRANTED DURING THE NINE MONTHS ENDED MARCH 31, 2004.

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Oct. 23, 2003	200,000	Director	P. Matysek	$0.60	Oct. 23, 2006
Nov. 24, 2003	190,000	Consultant	R. Mulhern	$0.76	Nov. 24, 2005
Feb. 10. 2004	250,000	Consultant	R. Davila	$1.42	Feb. 10, 2007
	640,000				

FIRST MAJESTIC RESOURCE CORP

SUPPLEMENTARY INFORMATION

FOR THE NINE MONTHS ENDED MARCH 31, 2004

4.(a) AUTHORIZED AND ISSUED CAPITAL AS AT MARCH 31, 2004

			Issued	
Class	Par Value	Authorized Number	Number	Amount
Common	WPV	Unlimited	12,361,735	$9,990,172

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT MARCH 31, 2004

Security	Number	Exercise Price $	Expiry Date
Options	340,000	0.35	May 22, 2005
Options	200,000	0.60	Oct. 23, 2006
Options	190,000	0.76	Nov. 24, 2005
Options	250,000	1.42	Feb. 10, 2007
	980,000		
Warrants	685,000	0.25	Apr. 18, 2004
Warrants	2,200,000	0.30	Oct. 01, 2005
	2,885,000		

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT MARCH 31, 2004

There were no shares in escrow or subject to pooling as at March 31, 2004.

5. LIST OF DIRECTORS AND OFFICERS AS AT MARCH 31, 2004.

Directors:

Keith Neumeyer
Tony Pezzotti
Paul Matysek
Daniel G. Kostiuk

Officers:

Keith Neumeyer, President
Paul Matysek, Corporate Secretary

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED MARCH 31, 2004

Management Discussion and Analysis

Description of Business

First Majestic Resource Corp. (the"Company") is a junior mineral exploration company engaged in the acquisition and exploration of silver, gold and copper mineralization on mineral properties located in Mexico and Argentina. The Company trades on the TSX Venture Exchange ("TSXV") under the symbol "FR."

Properties Update

La Parrilla Silver Mine, Mexico

On January 9, 2004, the Company signed a letter agreement with Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V. for the purchase of the La Parrilla Silver Mine located approximately 65 kilometres South-East of the city of Durango. The purchase includes all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The Company has agreed to pay a purchase price of US $3,000,000 for the La Parrilla Silver Mine, payable over a period of twelve months. On May 12, 2004, the Company announced the closing of the agreement and the initial payment of US $1,000,000 was paid. The balance of the purchase price is payable as follows; US $500,000 on July 16, 2004; US $500,000 on October 16, 2004; and US $1,000,000 on April 16, 2005. In addition, initial payments of US $20,000 were paid on signing.

In connection with the purchase of the La Parrilla Silver Mine, the Company has agreed to pay a finder's fee of US $182,500.

The La Parrilla Silver Mine operated between 1956 to 1999 and was shut down due to low silver prices. The vendors reported total tonnage mined during that period was approximately 750,000 tons, with an average grade of 300 g/t of silver and 1.5 % of lead and 1.5% zinc.

The La Parrilla Silver Mine is well located, 5 kms off the main Highway 45. Electricity and water are presently available at the mine. All the access is on paved road, labour is available locally and any other services required can be obtained in Durango or Vicente Guerrero city located 13 kms away.

The Company anticipates production will recommence in late summer or early fall. Capital expenditure budgeted for the next twelve months is US $2,500,000.

The Company has planned a work plan as follows:

1. a surface exploration program to explore the La Parrilla Silver Mine that will include the preparation of orthophoto and digital topographic maps, geological mapping, geochemical sampling and diamond drilling;

2. a program of underground exploration, mine rehabilitation, bulk sampling, and mill pilot metallurgical testing to advance the 8 level drift 150 meters to the east and to permit the assessment of the concentrating plant as well as primary mine infrastructure;

3. a program of diamond drilling from either surface or underground, to test both the oreshoots below the 9 level as well as the eastern oreshoot east of the existing face.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED MARCH 31, 2004

Management Discussion and Analysis (continued)

Niko Silver Project, Mexico

The Company, recently completed a wide-spaced geochemical and geophysical program over the Niko Silver Project near Chihuahua, Mexico. Niko is situated between the nearby and highly productive Naica and Santa Eulalia carbonate replacement silver-lead-zinc mines. Niko is a district size alteration zone geologically equivalent to these mines. The objectives of the surveys were to better define the geochemical and geophysical characteristics in the vicinity of the Estrella breccia pipe target.

Concurrent and zoned geochemical anomalies for silver, gold, lead, zinc, copper, molybdenum and mercury in vegetation samples form a large 6 square kilometer pattern like those associated with known porphyry associated mineral systems. For example, Naica is such a porphyry associated system. Corresponding strong geophysical anomalies over parts of the geochemical anomalies strongly reinforce the interpretation that both the geochemistry and geophysics reflect a large buried intrusive system with extensive surrounding metal halos in reactive limestone sediments.
While the Estrella breccia has been well defined by the recent geophysics and extends to a depth of 800 meters, that same geophysics has identified another pipe 500 meters to the northwest and more importantly what appears to be a much larger conductive and low resistive zone extending to the east and at depth and open on all sides. In these types of geological settings, such low resistivities can be indicative of mineralization. Further, this zone represents the strongest low resistivity anomaly and geochemically is characterized by the strongest silver-lead-manganese geochemical anomaly.

Because these anomalies extended off the original Niko property boundaries, approximately 23.5 square kilometers (2,350 hectares) have been added to the previously existing 11.5 square kilometers under the same lease terms as the original block. The additional land has been added to the joint venture on a 50- 50 basis.

In light of these encouraging results, follow-up detailed geophysical and geochemical surveys have been planned and crews are currently being mobilized. On completion of the surveys a drill program will be designed to test the two breccia pipes, the newly identified large sub-horizontal resistivity zone and what are expected to be large wide spread coincident geophysical and geochemical anomalies.

A drill program and additional exploration work is presently being planned for the summer.

Platino Porphyry Project, Argentina

In February 2004, the Company completed a satellite mapping program over the Platino Porphyry Project in Argentina. Follow up analysis is presently underway.

Discussion of Operations and Financial Condition

During the nine months ended March 31, 2004, the Company reported general and administrative expenses of $684,982, an increase of $642,602 from $42,380 reported for the comparable 2003 period. In 2004, the Company has successfully negotiated a purchase of a producing silver mine in Mexico through its Mexican subsidiary and completed a private placement for 8,000,000 units at a price of $1.45 per share. As a result, there were significant increases in accounting and administrative, legal, regulatory and general office costs. During 2004, the Company conducted an extensive corporate development program of corporate brochures and mailings. Accordingly, the Company incurred costs totalling $184,822 for corporate development and $33,437 for printing. During 2004, the Company recorded a non-cash charge of $277,100 for stock based compensation on the granting of stock options to consultants. Management fees of $21,000 was paid to a company controlled by the President of the Company. Effective June 1, 2004 these fees will increase to US $10,000 per month.

FIRST MAJESTIC RESOURCE CORP.

QUARTERLY REPORT

FOR THE QUARTER ENDED MARCH 31, 2004

Management Discussion and Analysis (continued)

Liquidity and Capital Resources

At March 31, 2004, the Company had working capital of $734,550. Subsequent to March 31, 2004, the Company completed a private placement for 8,000,000 units at a price of $1.45 per share to raise $11.6 million. The Company now has the working capital to conduct exploration on the Niko and Platino properties, development of the La Parilla Silver Mine and to meet its corporate operating expenditures for the upcoming year.

Investor Relations

On November 24, 2003, the Company engaged Mr. Ryan Mulhern for investor relations and corporate communications consulting services. This agreement is for a period of twenty-four months and includes a monthly retainer of $3,500 per month. During the nine months ended March 31, 2004, the Company paid $14,825 to Mr. Mulhern.

The Company maintains a website at www.firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **August 12, 2003**

OPTION TO ACQUIRE THE NIKO- ESTRELLA SILVER PROJECT IN MEXICO

First Majestic Resource Corp. (FR: TSXV) is pleased to announce it has entered into an option agreement with Consolidated JABA Inc. (JBA: TSXV) to acquire up to 80% of the Niko-Estrella Silver Project in Mexico. The Niko is a district size alteration zone geologically equivalent and similar in surface expression in size and situated between the famous nearby and highly productive Naica and Santa Eulalia Silver-Lead- Zinc Mines.

The option agreement requires the Company to spend US$900,000 over the next four years, which includes US$150,000 to be spent prior to December 31, 2003 and an additional US$260,000 and property payments over the next seven years, which includes US$15,000 to be paid January 1, 2004 to acquire a 70% interest. In order to acquire an additional 10% interest, the Company is required to complete a bankable feasibility study. The Company retains first rights on all JABA's adjacent Niko Norte property and on JABA's 20% retained interest. Any additional property acquired within 5 km of Niko's claim boundaries will be on a 50:50 basis. The underlying property owner retains a 2% NSR which the Company has the rights to purchase for a total of six million US dollars anytime over the next 7 years.

The Company has further agreed to issue 200,000 common shares to JABA within 10 days of regulatory approval and make a payment of CDN$5000. In additional the company will issue to JABA 150,000 common shares on each anniversary up until a bankable feasibility is completed. A further payment of CDN$5,000 will be paid to JABA on or before November 1, 2003.

The Niko silver project covers approximately 11.5 square-kms (1,150 hectares) or 4.4 square miles and lies just off the Pan American Highway approximately 70 kms south of Chihuahua City, Mexico. It is about 20 kms northeast of the mining town and district of Naica and 60 kms southwest of the Santa Eulalia district. These two camps have produced respectively US$3 billion and US$6 billion in metal at approximate current prices including Silver, Lead, Zinc, Copper, Tungsten, Molybdenum, Gold and Mercury. Naica has been in production for most of the last 100 years while Santa Eulalia has been producing for more than 300 years. They are classic representatives of North-eastern Mexico Silver, Lead, Zinc carbonate replacement deposits hosted in thick Cretaceous limestone's. The polymetallic ore bodies occur in bedding parallel mantos (blankets) and chimineas (chimneys or breccia pipes) which cut more or less vertically across bedding. The Estrella breccia pipe, the primary initial target at Niko-Estrella, is like similar breccia pipes at both mines. It is these types of deposits that give Mexico its commanding position as the world leader in silver production.

The Niko silver project exhibits the distal or near surface characteristics of both the Naica and Santa Eulalia producing districts. However these distal characteristics at Niko were not well understood until recently.

Initial work, which will begin shortly, will consist of CSAMT (Controlled Source Audio-range Magneto Tellurics) and NSAMT (Natural Source AMT) geophysics that will produce a three dimensional map of the Estrella breccia pipe. This survey technique was used at the Taxco, Mexico silver mines of Grupo with the resulting discovery of a blind unsuspected orebody. At Niko-Estrella, this will allow precise drill targeting which will be accomplished with NQ size diamond core. Further, recent new geochemical interpretation shows strong silver, gold, lead, arsenic and antimony anomalies associated with visible mapped alteration. This geochemical program will be continued with sampling being done on a 100m grid. Additional detailed geologic and alteration mapping will be done on a georectified GIS image data base.

FIRST MAJESTIC RESOURCE CORP.

"Keith Neumeyer"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **September 10, 2003**

PRIVATE PLACEMENT

The Company announces today a non-brokered private placement of 2,500,000 units at a price of $0.20 per Unit for gross proceeds of $500,000. Each Unit will consist of one common share and one non-transferable share purchase warrant which will entitle the holder thereof to purchase an additional common share in the Company at an exercise price of $0.30 per share for a period of two years from closing of the private placement.

A finder's fee will be paid in respect to the private placement offering.

The gross proceeds will be used for general working capital purposes.

The private placement is subject to formal documentation and regulatory approvals.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **September 16, 2003**

PRIVATE PLACEMENT

Further to the Company's private placement announced on September 10th, the Company announces that due to market demand the Company has agreed to increase the private placement to 3,000,000 Units for total proceeds of $600,000. All other terms remain the same.

A finder's fee will be paid in respect to the private placement offering.

The gross proceeds will be used for general working capital purposes.

The private placement is subject to formal documentation and regulatory approvals.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **September 17, 2003**

The Company announces it has hired Karl Antonius to provide consulting services with respect to investor relations and other strategic financing objectives on behalf of the Company. Mr. Antonius has extensive experience in venture finance. He has been an investment advisor in North America and Europe for the past 13 years. We are please to have Karl join us at First Majestic, his experience and contacts within the financing community is anticipated to be invaluable.

The Company has agreed to grant Mr. Antonius 175,000 employee stock options at a price of $0.30 exercisable for a period of two years.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **September 25, 2003**

CLOSES OPTION AGREEMENT TO ACQUIRE THE NIKO- ESTRELLA SILVER PROJECTIN MEXICO

Further to the Company's news release dated August 12th, First Majestic Resource Corp. (FR: TSXV) is pleased to announce it has closed on the agreement with Consolidated JABA Inc. ("JABA") to acquire up to 80% of the Niko-Estrella Silver Project in Mexico. The Niko is a district size alteration zone geologically equivalent and similar in surface expression in size and situated between the famous nearby and highly productive Naica and Santa Eulalia Silver-Lead-Zinc Mines.

The Company has issued 200,000 common shares to JABA, restricted from trading for a period of 12 months ending September 24, 2003 and has paid JABA CDN$5000.

The Niko silver project covers approximately 11.5 square-kms (1,150 hectares) or 4.4 square miles and lies just off the Pan American Highway approximately 70 kms south of Chihuahua City, Mexico. It is about 20 kms northeast of the mining town and district of Naica and 60 kms southwest of the Santa Eulalia district. These two camps have produced respectively US$3 billion and US$6 billion in metal at approximate current prices including Silver, Lead, Zinc, Copper, Tungsten, Molybdenum, Gold and Mercury. Naica has been in production for most of the last 100 years while Santa Eulalia has been producing for more than 300 years. They are classic representatives of North-eastern Mexico Silver, Lead, Zinc carbonate replacement deposits hosted in thick Cretaceous limestone's. The polymetallic ore bodies occur in bedding parallel mantos (blankets) and chimineas (chimneys or breccia pipes) which cut more or less vertically across bedding. The Estrella breccia pipe, the primary initial target at Niko-Estrella, is like similar breccia pipes at both mines. It is these types of deposits that give Mexico its commanding position as the world leader in silver production.

Field crews are anticipated to begin ground work in the first week of October. Further news will be released as events occur.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **October 8, 2003**

WORK PROGRAM BEGINS ON NIKO SILVER PROJECT IN MEXICO

The Company is pleased to announce commencement of geophysical field work on the Niko Silver Project in Mexico. These geophysical surveys are the first tasks leading directly to drilling. The purpose of the geophysics is to determine the size, shape and orientation of the Estrella pipe, thus determining optimal placement of drill holes. Diamond drilling is anticipated to start in November.

The geophysical surveys will total 9.5 km in length and will probe the Southern portion of the claim block to a depth of 800 meters. Additional geochemical samples covering 14 square km have been collected.

The geophysical method used will be Controlled Source and Natural Source Audio-range Magneto Tellurics (CSAMT and NSAMT). The Estrella pipe will be detailed over an area of 300 meters by 750 meters and will define the position of the pipe. The Estrella pipe is 26 times the surface area of the master pipe at Penoles' Naica, and is expected to be like those at the nearby Naica and Santa Eulalia districts where silver and massive base metal sulphides have been mined for generations. Concurrently an environmental base line study will commence as part of the drill permitting process

The Niko Silver Project is a joint venture between First Majestic Resource Corp. and Consolidated JABA Inc. (JABA) as outlined in the Company's news release dated August 12, 2003 and can be viewed on the Companies web site at www.firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **October 20, 2003**

Further to the Company's news release dated September 17, 2003, the Company is pleased to announce that it has now finalized the terms of an agreement with Mr. Karl Antonius to provide consulting services to the Company which will include advice on strategic financing objectives and investor relations. Mr. Antonius has extensive experience in venture finance and has been an investment advisor in North America and Europe for over 13 years. We are pleased to have Mr. Antonius join us at First Majestic, we anticipate that his experience and contacts within the financing community will assist the Company's growth over the coming months.

The term of the agreement with Karl is for a period of two years. It does not include a monthly retainer but allows for reimbursements of reasonable expenses incurred in relation to his activities for the Company. As previously announced, Mr. Antonius has been granted an incentive stock option to purchase 175,000 common shares of the Company at a price of $0.35 per share that will vest in stages over a period of 15 months and will be fully vested by December 30th, 2004.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **October 21, 2003**

OPTION TO ACQUIRE THE PLATINO PORPHYRY PROJECT IN PATAGONIA, ARGENTINA

First Majestic Resource Corp. is pleased to announce it has entered into an agreement with Consolidated JABA Inc. ("JABA") to acquire up to an 80% interest in the Platino Porphyry Project consisting of 30,000 hectares in the highly prospective Chubut Province, Patagonia, Argentina.

Under the terms of the option agreement the Company can earn up to an 80% interest in the Platino Porphyry Project by spending US$3,000,000 on exploration over the next four years and complete a bankable feasibility study within the following 5 years by spending an additional US$100,000 each year. The agreement includes a minimum work program of US$150,000 to be spent prior to March 31, 2004. In addition First Majestic has agreed to make necessary payments to keep the property in good standing. In the event that First Majestic options the property to a third party, JABA will retain a 0.5% NSR.

First Majestic has further agreed to pay JABA CDN$5,000 and issue 100,000 common shares to JABA within 10 days of regulatory approval. In addition the company will issue an additional 200,000 common shares upon the first anniversary and 250,000 common shares upon the second anniversary and 300,000 common shares upon the third anniversary and 100,000 common shares each anniversary afterward until a bankable feasibility is completed.

JABA has the option of being the operator for the first two years and if elects to operate will receive a 7% management fee. If JABA elects not to contribute its 20% share of the costs to put the Platino Porphyry Project into production, it will retain a 10% carried interest to commercial production. The foregoing is subject to TSX Venture Exchange approval.

The agreement covers three cateos (claim blocks) with dimensions of 5 km by 20 km or 100 square km per cateo totalling 300 square kilometres or a total of 30,000 hectares. Two areas of the combined cateos are of particular interest. The first area covers the Platino Porphyry central system and is 10 km by 10 km or 100 square km (10,000 hectares). The second area covers the zone of potential distal gold mineralization and is 200 square km (20,000 hectares) in size.

Field crews are expected to be mobilized shortly. High resolution imagery and a field program of geological, alteration and leached capping mapping is expected to lead to the identification of drill targets quickly.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **October 23, 2003**

PRIVATE PLACEMENT CLOSES

The Company is pleased to announce that it has closed on its private placement financing announced on September 10th and 16th, 2003 and has issued 3,000,000 common shares and warrants. The securities issued have a hold period expiring February 15, 2004.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **November 24, 2003**

First Majestic is pleased to announce the company has engaged Mr. Ryan Mulhern for investor relations and corporate communications consulting services. Mr. Mulhern brings to the company over 10 years of investor relations experience and an impressive track record of success among several preeminent mining companies. This agreement is affective immediately and is for a period of twenty-four (24) months. Terms include a monthly retainer of $3500 per month and the granting of stock options to purchase 250,000 common shares of the company at a price of $0.76 cents per share that will vest in stages over a period of 16 months and will be fully vested by March 24, 2005

"We are very pleased to welcome Mr. Mulhern to our team and look forward to benefiting from his knowledge of capital markets and his extensive network of retail and institutional contacts within the resource industry". "His appointment illustrates our commitment to maximizing value for our shareholders and ensuring a high quality of communications with our investors".

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **January 13, 2004**

Acquisition of the La Parrilla Silver Mine, Mexico

The Company is pleased to announce that it has signed a Letter Agreement with Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V. for the purchase of the La Parrilla Silver Mine located approximately 65 kilometres South-East of the city of Durango. The purchase includes all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The company has agreed to pay a purchase price of US$3,000,000 for the La Parrilla Silver Mine payable over a period of twelve months. A final due-diligence program is commencing immediately and is expected to be completed by February 15th, all the legal formalities and formal documentation is anticipated to be completed by February 26th. Closing is scheduled for February 27th, at such time US$1,000,000 will be paid. The balance of the purchase price is payable as follows; US$500,000 May 27th, 2004; US$500,000 August 25th 2004; and US$1,000,000 February 26th, 2005. An additional payment of US$10,000 was paid on signing.

The La Parrilla Silver Mine operated between 1956 to 1999 and was shut down due to low silver prices. The vendors reported total tonnage mined during that period was approximately 750,000 tons, with an average grade of 300 g/t of silver and 1.5 % of lead and 1.5% zinc.

The La Parrilla Silver Mine is well located, 5 kms off the main Highway 45. Electricity and water are presently available at the mine. All the access is on paved road, labour is available locally and any other services required can be obtained in Durango or Vicente Guerrero city located 13 kms away.

The Company anticipates production will recommence within four months after closing. Capital expenses required to increase mine production to approximately 500 tonnes per day or 175,000 tonnes per year will be news released once the due diligence is completed.

Management is very excited by this opportunity to acquire the first cash flow producing asset for the Company. Discussions to acquire other similar assets are on going. Further news will be made when appropriate.

The purchase of the La Parrilla Silver Mine remains subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation. A finders fee is payable on closing of the transaction.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **February 6, 2004**

First Majestic & JABA add to their Niko Land Holdings after identifying 2 new zones

---

The Company, along with its joint venture partner JABA Exploration Inc., are pleased to report positive results from a recently completed wide-spaced geochemical and geophysical program over the Niko Silver Project near Chihuahua, Mexico. Niko is situated between the nearby and highly productive Naica and Santa Eulalia carbonate replacement silver-lead-zinc mines. Niko is a district size alteration zone geologically equivalent to these mines. The objectives of the surveys were to better define the geochemical and geophysical characteristics in the vicinity of the Estrella breccia pipe target.

Concurrent and zoned geochemical anomalies for silver, gold, lead, zinc, copper, molybdenum and mercury in vegetation samples form a large 6 square kilometer pattern like those associated with known porphyry associated mineral systems. For example, Naica is such a porphyry associated system. Corresponding strong geophysical anomalies over parts of the geochemical anomalies strongly reinforce the interpretation that both the geochemistry and geophysics reflect a large buried intrusive system with extensive surrounding metal halos in reactive limestone sediments.

While the Estrella breccia has been well defined by the recent geophysics and extends to a depth of 800 meters, that same geophysics has identified another pipe 500 meters to the northwest and more importantly what appears to be a much larger conductive and low resistive zone extending to the east and at depth and open on all sides. In these types of geological settings, such low resistivities can be indicative of mineralization. Further, this zone represents the strongest low resistivity anomaly and geochemically is characterized by the strongest silver-lead-manganese geochemical anomaly.

Because these anomalies extended off the original Niko property boundaries, approximately 23.5 square kilometers (2,350 hectares) have been added to the previously existing 11.5 square kilometers under the same lease terms as the original block. The additional land has been added to the joint venture on a 50-50 basis.

In light of these encouraging results, follow-up detailed geophysical and geochemical surveys have been planned and crews are currently being mobilized. On completion of the surveys a drill program will be designed to test the two breccia pipes, the newly identified large sub-horizontal resistivity zone and what are expected to be large wide spread coincident geophysical and geochemical anomalies.

Under the terms of the option agreement First Majestic can earn up to an 80% interest in the Niko Silver Project by expending US$900,000 on exploration over the next three years, which includes US$350,000 prior to December 31, 2004. Completion of the work program will earn First Majestic a 70% interest, which will increase to an 80% interest upon completion of a bankable feasibility study.

JABA's Mr. James Briscoe, MS., P.Geo., is the company's qualified person responsible for the supervision and reporting on this project.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033; E-mail: ryan@firstmajestic.com

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, B.C., Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE **February 16, 2004**
TSX Venture Exchange - FR
Pink Sheets – FMJRF

Strengthening the Management Team

The Company is pleased to announce its recent appointment of Mr. Ramon Davila as a consultant and is confident that Mr. Davila will become a vital component to the Company's management team and an important contributor to the Company's future success in Mexico.

Mr. Davila, a Mexican citizen, was educated at the University of Guanajuato in Mexico and graduated as a Mining and Metallurgist Engineer in 1975. After graduating, he obtained training in Canadian mining operations and returned to Mexico in 1978 to work for Industrias Penoles, the largest silver producer in Mexico. In 1987 Ramon became the VP of Mining Operations for Luismin where he was responsible for all aspects on mining operations for seven mines and 15 exploration projects in various parts of Mexico. Since 1998 Mr. Davila has been President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations.

In 1993, Mr. Davila earned his masters degree in Mineral Economics at the Colorado School of Mines. He was also the National President for the Association of Mining Metallurgist and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

On January 13, 2004, the Company announced that it had entered into a letter agreement to acquire the La Parrilla Silver Mine in Durango, Mexico which is subject to certain conditions, including final due diligence which is presently underway and receipt of regulatory approvals. Upon closing of the acquisition of the La Parrilla Silver Mine, Mr. Davila will become a member of the Board of Directors and the Chief Operating officer of the Company. The Company has granted Mr. Davila 250,000 employment stock options at a price of $1.42.

Mr. Davila's position in the Company is a critical first step in achieving the corporate goal of becoming a mid-tier Silver producer focused on Mexico. Management of the Company believes that Mexico represents a significant opportunity for First Majestic to build a core of assets that will meet its short and long term objectives. Ramon's extensive experience in mining operations and knowledge base in Mexico is anticipated to bring immense value to shareholders.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033; E-mail: ryan@firstmajestic.com

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Toll Free: 1-866-529-2807 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Venture Exchange - FR **February 27, 2004**

Extension Granted to Close Acquisition of the La Parrilla Silver Mine, Mexico

Further to the Company's news release dated January 13, 2004, the Company wishes to announce that it has received an extension from the venders to close the acquisition of the La Parrilla Silver Mine in Mexico.

The Company is in the process of completing a 43-101 report for the regulatory authorities. This report consists of Geological, Geochemical, Environmental and Engineering studies. Due-diligence is going well, the mine site is very active, however, the work required is taking longer then anticipated.

The vendors have been very understanding and cooperative and thus have given the Company an extension to close the acquisition to March 24, 2004.

The purchase of the La Parrilla Silver Mine remains subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and fiture events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820
Web site: www.firstmajestic.com, E-mail: info@firstmajestic.com

---

NEWS RELEASE

March 15, 2004

TSX Venture Exchange – FR
Pink Sheets – FMJRF

PRIVATE PLACEMENT

The Company is pleased to announce a non-brokered private placement of 8,000,000 units (the "Units") at a purchase price of $1.45 per Unit for gross proceeds to the Company of $11,600,000. Each Unit will consist of one common share of the Company and one half of one-non-transferable common share purchase warrant (the "Warrant"). One whole Warrant will entitle the holder to purchase an additional common share of the Company at any time over a period of two years from the date of closing (the "Closing") the private placement at an exercise price of $1.85 per share during the first year after Closing and at $2.05 per share during the second year from the Closing.

The Company has agreed to pay certain finder's fees on a portion of the private placement. The finder's fee will be paid in cash or common shares of the Company, at the option of the finder. The gross proceeds of the private placement will be used to purchase the La Parrilla Silver Mine, as previously announced on January 13, 2004, and for general working capital purposes.

The private placement is subject to formal documentation and regulatory approvals.

The Company continues to pursue potential acquisition targets in Mexico in accordance with its acquisition strategy. The Company is in negotiations with a number of potential targets. At this time no agreement has been reached with any potential target. The potential targets of the Company remain confidential in order for the Company to maintain its competitive position.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820
Web site: www.firstmajestic.com, E-mail: info@firstmajestic.com

---

NEWS RELEASE

April 21, 2004

TSX Venture Exchange – FR
Pink Sheets – FMJRF

FINANCING & LA PARRILLA UPDATE

Further to the Company's news release dated March 15th, the Company is pleased to announce that in connection with its previously announced private placement, the Company has now received and accepted subscriptions for a total of 8,000,000 units of the Company for total gross proceeds of $11,600,000.

Formal closing of the private placement will occur concurrently with the closing of the purchase of the La Parrilla Silver Mine. The Company and the vendors of the La Parrilla Silver Mine are presently finalizing all final documentation and closing is anticipated to be on or before April 30, 2004.

The private placement and the closing of the purchase of the La Parrilla Silver Mine are subject to receipt of regulatory approvals.

First Majestic continues to pursue other advanced stage silver projects in Mexico in accordance with its acquisition strategy. The Company is in negotiations with a number of potential vendors. At this time no agreements have been reached. These potential target acquisitions remain confidential in order for the Company to maintain its competitive position.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

DAVID W. TICE & ASSOCIATES, LLC
43 – 46 Norre Gade, Suite 137
St. Thomas, Virgin Islands 00802
Phone: (340) 774-9844 Fax: (340) 774-3849

May 11, 2004

PRUDENT BEAR FUND, PRUDENT GLOBAL INCOME FUND & GLOBAL GOLD MASTER FUND ACQUIRE SHARES & WARRANTS OF FIRST MAJESTIC RESOURCE CORP.

We have acquired control and direction, through Prudent Bear Fund, Prudent Global Income Fund and Global Gold Master Fund, funds managed by us, over 2,200,000 common shares (representing 10.4% of the outstanding shares) and warrants to purchase an additional 1,100,000 common shares of First Majestic Resource Corp. (the "Company") of Vancouver, British Columbia. If such warrants were exercised we would have control and direction over 14.8% of the outstanding shares of the Company. We do not own or have control or direction over any other securities of the Company.

We acquired the shares and warrants for investment purposes and have filed an Early Warning Report with the British Columbia, Alberta, Ontario and Yukon Securities Commissions in respect of the shares acquired. Copies of the report may be obtained from SEDAR (www.sedar.com) or without charge from us.

- 30 -

Contact: David W. Tice

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, B.C., Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE **May 12, 2004**
TSX Venture Exchange - FR
Pink Sheets – FMJRF

Closing of La Parrilla Silver Mine Acquisition

First Majestic Resource Corp. (the "Company") is pleased to announce that it has closed on the purchase of the La Parrilla Silver Mine located outside of the City of Durango in Mexico as previously announced on January 13th. The initial payment of US$1,000,000 plus applicable VAT taxes has been paid to the vendors.

Concurrently with the closing of the acquisition of the La Parrilla Silver Mine, the Company has closed the private placement of 8,000,000 units of the Company (the "Private Placement") at a price of $1.45 per unit, each unit consisting of one common share and one half of a share purchase warrant (a "Warrant") with each full Warrant being exercisable at a price of $1.85 in the first year and $2.05 in the second year. The resulting shares are subject to a four month hold period commencing May 7th, 2004.

This purchase of the La Parrilla Silver Mine represents a milestone in the Company's development plans to become a mid-tier Silver producer and will act as a stepping stone to further growth through other acquisitions and development of advanced Silver projects in Mexico. With over $10,000,000 in working capital, the Company is well positioned to continue an aggressive growth strategy.

The Company is also pleased to announce that Mr. Ramon Davila has now joined the board of directors and has become the Company's Chief Operating Officer who will oversee all of the Company's operations in Mexico.

Mr. Davila, a Mexican citizen, residing in Durango, has an Engineering degree in Mining and Metallurgy and a Masters degree in Minerals Economics'. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the VP of Mining Operations for Luismin until 1993. Since 1998 Mr. Davila has been President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations.

Mr. Davila was also the National President for the Association of Mining Metallurgist and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

Management of the Company believes that Mexico represents a significant opportunity for First Majestic to build a substantial core of assets. With the Company's core of skilled management and financial resources now available, First Majestic is well positioned to meet its short and long term objectives.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; contact Ryan Mulhern at 604-688-3033; E-mail: ryan@firstmajestic.com

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

RAB SPECIAL SITUATIONS L.P.
1, Adam Street, London, U.K.
Telephone: (+44) 20 7389 7000/ Facsimile: (+44) 20 7389 7054

RAB SPECIAL SITUATIONS L.P./First Majestic Resource Corp.- Announcement

May 13, 2004

RAB Special Situations L.P. ("**RAB**") announces that RAB entered into a Subscription Agreement with First Majestic Resource Corp. (the "**Company**") where RAB subscribed for a total of 2,000,000 units of the Company (the "**Units**"), at a price of Cdn.$1.45 per Unit (the "**Private Placement**"). Each Unit consists of one common share of the Company (a "**Share**") and one-half of one share purchase warrant (each whole warrant being a "**Warrant**"). Each Warrant entitles RAB to purchase one Share for a period of two (2) years at a price of Cdn.$1.85 per Share. The transaction took place off the market by way of private placement.

RAB has ownership of and control over the securities purchased in the Private Placement. The purchased securities represent approximately 13.51% of the issued and outstanding Shares on a partially diluted basis (assuming exercise of its Warrants) ("**Partially Diluted Basis**")).

Immediately after the Private Placement, RAB owned 2,000,000 Shares and 1,000,000 Warrants.

RAB purchased Units for investment purposes only and not with the purpose of influencing the control or direction of the Company. RAB may, subject to market conditions, make additional investments in or dispositions of securities of the Company in the future, including additional purchases of Shares. RAB does not, however, intend to acquire 20% of any class of the outstanding voting or equity securities of the Company.

For further information, please contact Mr. Neil Warrender at (44) 20-7389-7000 or nw@rabcap.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

June 10, 2004

TSX Venture Exchange - FR
Pink Sheets – FMJRF

Acquisition of the Perseverancia Silver Mine, and other mining properties in Chalchihuites, Zacatecas, Mexico

First Majestic Resource Corp. (the "Company") is pleased to announce that it has entered into agreements through First Majestic Resources Mexico, S.A. de C.V. ("FMR"), the Company's wholly owned Mexican subsidiary, to acquire the Perseverancia Silver Mine and a large contiguous land package of mining concessions containing two additional previously operated mines called the Magistral Mine and the Esmeralda Mine which are all located in the Chalchihuites Mining District in Zacatecas State in Mexico. The properties host silver, copper, lead and zinc mineralization with a potential for near term silver production and significant exploration potential. The properties have history of silver-lead-zinc and copper-gold production with extensive underground workings and are located within 60 km from the La Parrilla Silver Mine. The properties host potential for manto style silver-lead-zinc replacement type ore bodies, chimney type gold-silver-lead-zinc-copper ore bodies and silver vein type ore bodies.

A total of seven agreements have been signed with vendors that hold rights to the mining concessions, including the Perseverancia Silver Mine, the Magistral Mine and the Esmeralda Mine covering an area of approximately 283 contiguous hectares. The agreements are for a period of three years and include commitments to conduct a due-diligence program with minimum periodic payments and expenditure requirements in order to maintain the agreements in good standing during the period.

Perseverancia Silver Mine

Under the terms of the Agreement between FMR and Mrs. Catalina Mazatan, on behalf of, the succession to the estate of Raul Mazatan; as vendor of the Perseverancia Silver Mine, FMR has the right to purchase the Perseverancia Silver Mine and all mining concessions within the mine area comprising approximately 87.84 hectares for a purchase price of US$4,000,000. The term of the agreement is for a period of three years. To maintain the agreement in good standing, FMR must make the following payments to be applied to the purchase price: (a) an initial payment of US$100,000 payable upon execution of the Agreement; (b) US$100,000 payable on the six month anniversary of the Agreement; (b) US$300,000 on the 12th month anniversary of the Agreement; (c)

US$500,000 on the 18th month anniversary of the Agreement; (d) US$500,000 on the 24th month anniversary of the Agreement; (e) US$500,000 on the 30th month anniversary of the Agreement; and, (f) US$2,000,000 on the 36th month anniversary of the Agreement.

In addition to these payments, the agreement calls for a minimum of US$500,000 to be spent on the property over three years with US$150,000 to be spent within the first six months following the date of the Agreement for the purpose of completing due-diligence.

An extensive due-diligence program to review the Perseverancia Silver Mine and surrounding property including surface geology, mapping and geophysics, and testing mineralization and grades, will commence immediately. Following completion of the due diligence program, the Company will make a decision to make additional payments and conduct further expenditures on the Perseverancia property.

The Perseverancia Silver Mine was discovered in 1972. The ore body on the property is a tubular chimney type located within a major structure that runs NW-SE with oxide and sulphides ores which go from surface to a none depth of 220 meters. Reportedly, Mr. Mazatan operated and produced from the mine high grade ore for direct shipment to a smelter, with an average grade in the range of 1.5 Kilograms (1500 grams) of silver (Ag) per ton and 35% lead, the estimated production reported by the vendors was 50,000 tonnes of combined silver and lead values. Additional production of ore was for flotation, which was sent to nearby custom mills and was estimated by the vendors to be 50,000 tonnes with an average grade of 500 g/t Ag and 10% combined Lead and Zinc values. The total silver production from the mine is estimated to be in the range of 3,200,000 ounces.

Further additional potential within the mine and surrounding area is very promising taking in account that this mine was operated in a very small and reduced way, without modern exploration techniques or a professional development approach.

Over the due-diligence period a systematic approach will be undertaken to evaluate the remaining mineralization including grades, quality, density, continuity, dimensions and other characteristics of this mineral deposit. There are indications of extensive additional mineralized zones within the property that require systematic follow up to determine their volume and concentrations and economic viability.

La Nueva India, Tayoltita, Esmeralda, Esmeraldita, Magistral, Verdiosa and Beatriz Mining Claims

Agreements have also been signed with several individuals to acquire additional mining concessions known as **La Nueva India, Tayoltita, Esmeralda, Esmeraldita, Magistral, Verdiosa and Beatriz** (the "Chalchihuites Claims") comprising approximately 194.99 hectares for a total purchase price of US$1,425,000. The agreements are for a period of three years. To maintain the agreements in good standing, FMR must make the following total payments to be applied to the total purchase price: (a) initial combined payments totaling US$11,750 payable upon execution of the Agreements; (b) combined payments of US$14,100 payable on the six month anniversary of the Agreements; (b) combined payments of US$21,150 on the 12th month anniversary of the Agreements; (c) combined payments of US$235,000 on the 18th month anniversary of the

Agreements; (d) combined payments of US$423,000 on the 24th month anniversary of the Agreements; and (e) combined payments of US$235,000 on the 30th month anniversary of the Agreements; and (f) combined payments of US$485,000 on the 36th month anniversary of the Agreements.

In addition to these payments, the agreement calls for a combined minimum of US$500,000 to be spent on the properties over three years of which US$150,000 is planned to be spent within the first six months following the date of the Agreements for the purpose of completing due-diligence.

An extensive due-diligence program to review the Chalchihuites Claims including surface geology, mapping and geophysics, and testing mineralization and grades, is scheduled to commence immediately.

The La Esmeralda and Magistral Mines, due to their mineralization, appear to indicate, they are on the upper part of the geological system similar to the San Martin Mine in the Sombrerete area 20 km to the East of Sombrerete, and thus, have a high potential to find silver, lead, zinc mineralization at depth.

La Esmeralda Mine

The Esmeralda Mine is contiguous to the Perseverancia Silver Mine property. Little historic information is known about this past producer. Reportedly, the Esmeralda Mine contains an intensely kaolinized Ag, Zn, Cu oxide zone entirely within the intrusive of unknown dimensions and origin.

Magistral Mine

The Magistral Mine is also contiguous with the Perseverancia Silver Mine property and is approximately 2.7 km striking N75E from the La Esmeralda Mine. Skarn Zones formed at the contact of quartz monzonite intrusive and calcareous sedimentary rocks are seen in outcrops.

The mineralized zone is represented by a gossan and skarn mineralization and is formed by replacement metasomatic processes with low and medium temperature mineralization in calcareous sedimentary rocks. The contact of the mineralized skarn and intrusive is a zone 4 meters wide with a known vertical depth of 75m.

Management is excited with the opportunity to acquire a district size property package which includes three previously operated mines. These mineral assets will compliment the company's recent acquisition of the La Parrilla Silver Mine and will give the Company a strategic position in an area in which the geological potential for additional discoveries is high and combined mining infrastructure will optimise the use of Company's financial resources.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033 or Toll Free: 1-866-529-2807; E-mail: info@firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **June 18, 2004**

The Company announces today that it has agreed to grant 520,000 Director and Employee stock options at a price of $1.80. The Director stock options are exercisable for a period of three years while the employee stock options are exercisable for a period of two years.

The granting of stock options is subject to regulatory approval.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street,
Vancouver, B.C., Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

June 26, 2004

TSX Venture Exchange - FR
Pink Sheets – FMJRF

Drilling at Niko Silver Project Commences

First Majestic Resource Corp. is pleased to announce that drilling has commenced on the Niko Silver Project in Chihuahua Mexico. Niko is favorably situated between the Naica and Santa Eulalia mines, two important and longtime silver-lead-zinc producers. Previous work on Niko has shown geological and geochemical features similar to these mines.

Recent geophysical and geochemical surveys have outlined 10 drill ready targets based on resistivity lows and/or anomalous silver geochemistry. Drill permits were obtained to test these targets. Initially, a 2,000 meter drilling program will test four of the highest priority targets.

DDH-1 will test the most shallow resistivity target which appears to occur around 60 meters below the surface. DDH-2 will enter a 2000 meter long resistivity anomaly at its most shallow location where the drill hole can penetrate its greatest thickness. The thickness of the geophysical signature is in excess of 500 meters. DDH-3 is 900 meters southeast of DDH-1 and is designed to test a large vertical low resistivity body within 75 meters of the surface and extending to a depth of 400 meters where it coalesces with a much larger low resistivity body. DDH-4 will test the Estrella Breccia Pipe occurrence, which geophysical modeling has extended it from surface to a depth of 800 meters. The Estrella manifests it's self as a manganese oxide cemented breccia containing almost an ounce of silver exposed in low outcrop on the edge of cover.

The Niko Silver Project is a joint venture between First Majestic Resource Corp. and JABA Exploration Inc. Under the terms of the agreement First Majestic can earn up to a 70% interest in the Niko Silver Project by spending US$900,000 on exploration over the next three years, which includes US$350,000 prior to December 31, 2004. Completion of the work program will earn First Majestic a 70% interest, which will increase to an 80% interest upon completion of a bankable feasibility study.

JABA is operator and thus Mr. James Briscoe, MS., P.Geo. is the company's Qualified Person responsible for the supervision and reporting on this project.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Investor Relations at 604-688-3033; or E-mail: info@firstmajestic.com

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FIRST MAJESTIC RESOURCE CORP.

Suite 1480 – 885 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

August 3, 2004

TSX Venture Exchange - FR
Pink Sheets – FMJRF

SILVER PRODUCTION COMMENCES AT LA PARRILLA SILVER MINE

First Majestic Resource Corp. is pleased to announce that silver production has begun and the first silver concentrates have been shipped to the Peñoles smelter in Torreon, Mexico.

Since the closing of the acquisition of the La Parrilla Silver Mine located outside of Durango, Mexico, First Majestic has been operating the mill on an on-and-off basis, testing, repairing and modernizing equipment.

Specific activities at the mine included; the primary and secondary crushers were overhauled; conveyors and electric systems were repaired or replaced; in the grinding circuit one of the ball mills was relined and a new rolling bearing cover was installed; in the crushing area two of the coarse bins were remanufactured; the flotation circuit was improved; and, in the cyanidation circuit the motors on the leaching tanks were changed in order to improve recovery's. A number of other improvements were also completed over the past weeks.

Management is very pleased with the quality of staff working at the mine and the speed in which the operations personnel were able to produce and sell the first silver concentrates.

During the month of August the mill will be operating on a full time basis producing silver concentrates for further shipments to Peñoles smelter. First Majestic intends to announce its first full month of production in ounces of silver at the end of August.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033 or Toll Free: 1-866-529-2807; E-mail: info@firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

TSX venture
EXCHANGE



FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: First Majestic Resource Corp. (the "Issuer").

Month in which stock options have been granted or amended:
October, 2003

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Paul F. Matysek	23-Oct-2003	Director	23-Oct-2003	200,000	$0.60	23-Oct-2006

Total number of optioned shares proposed for acceptance: 200,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 13, 2002.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 61,174.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
n/a				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: __________

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated October , 2003

Keith Neumeyer
Name of Director or Senior Officer



Signature

President
Official Capacity

RECEIVED
2004 OCT -8 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

TSX venture EXCHANGE


TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: First Majestic Resource Corp. (the "Issuer").

Month in which stock options have been granted or amended:
January , 2004

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer/Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Ryan Mulhern	24-Nov-2003	Consultant	24-Nov-2003	190,000	$0.76	24-Nov-2005

Total number of optioned shares proposed for acceptance: 190,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 13, 2002.
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 194,674.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
n/a				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: ______________________________

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer is not an Inactive Company as defined in *Policy 2.6 –Inactive Issuers and Reactivation.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Dated January 19, 2004

Keith Neumeyer
Name of Director or Senior Officer



Signature

Director
Official Capacity


TSX venture
EXCHANGE
TSX

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: First Majestic Resource Corp. (the "Issuer").

Month in which stock options have been granted or amended: April 2004

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Ryan Mulhern	April 1, 2004	Consultant	April 1, 2004	50,000	$2.25	April 1, 2006
Paul Matysek	April 1, 2004	Director	April 1, 2004	50,000	$2.25	April 1, 2007
Tony Pezzotti	April 1, 2004	Director	April 1, 2004	50,000	$2.25	April 1, 2007
Keith Neumeyer	April 1, 2004	Director and Officer	April 1, 2004	50,000	$2.25	April 1, 2007
Silviu Moldavan	April 1, 2004	Consultant	April 1, 2004	50,000	$2.25	April 1, 2006

Total number of optioned shares proposed for acceptance: 250,000.

- Date shareholder approval was obtained for the Stock Option Plan: December 13, 2002.

- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: On April 1, 2004 the Company has 12,291,735 common shares issued and outstanding. As at the date of grant, the Company had granted stock options to purchase 980,000 common shares. In accordance with the terms of the Company's stock option plan (the "Plan") the Company is eligible to issue 10% of its issued and outstanding at the date of grant . Accordingly, as at April 1, 2004 there were 249,173 shares remaining for issuance. As at April 1, 2004 the Company granted options to purchase 250,000 options. However, the Company has closed a private placement which will increase the number of stock options that may be granted under the Plan. The Company seeks a waiver of the Exchange Policy to permit it to grant the 250,000 options which together with the existing outstanding options will aggregate 10.006% as at the date of grant.

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
Not Applicable				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: Not Applicable.

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated April 30, 2004.



Keith Neumeyer
Name of Director or Senior Officer

Signature

President
Official Capacity


TSX
TSX venture
EXCHANGE

FORM 4G

SUMMARY FORM – INCENTIVE STOCK OPTIONS

Re: FIRST MAJESTIC RESOURCE CORP. (the "Issuer").

Month in which stock options have been granted or amended: June, 2004

This Form must be filed at the conclusion of each calendar month during which options have been granted or amended.

New Options Granted:

Name of Optionee	Date of news release disclosing grant (if applicable)	Position of Optionee (Director/ Officer /Employee/ Consultant	Date of Grant	No. of Optioned Shares	Exercise Price	Expiry Date
Keith Neumeyer	June 21, 2004	Director/Officer	June 21, 2004	210,000	$1.80	June 21, 2007
Ramon Davila	June 21, 2004	Director	June 21, 2004	150,000	$1.80	June 21, 2007
Ryan Mulhern	June 21, 2004	Consultant	June 21, 2004	60,000	$1.80	June 21, 2006
Christine Thomson	June 21, 2004	Employee	June 21, 2004	50,000	$1.80	June 21, 2006
Silviu Moldovan	June 21, 2004	Consultant	June 21, 2004	50,000	$1.80	June 21, 2006

Total number of optioned shares proposed for acceptance: 520,000

- Date shareholder approval was obtained for the Stock Option Plan: December 13,2002
- Subsequent to the grant of options presented above, state the number of shares remaining available for issuance under the plan: 212,123

Amended Options:

Name of Optionee	No. of Optioned Shares	Amended Exercise Price	Original Date of Grant	New/Current Expiry Date
N/A				

- If amendments are proposed to directors or officers options, disclose the date shareholder approval was obtained for the amendment: N/A

DECLARATION

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration.

2. The Issuer has not been put on notice to have its listing transferred to NEX, pursuant to *Policy 2.5 – Tier Maintenance Requirements and Inter-Tier Movement.*

3. The Filing is either in all respects in accordance with Exchange *Policy 4.4 – Incentive Stock Options*, in effect as of the date of this Declaration, or any deviations are indicated herein.

4. As of the date of grant there were no Material Changes in the affairs of the Issuer which were not publicly disclosed.

Acknowledgement - Personal Information

"Personal Information" means any information about an identifiable individual, and includes the information contained in the tables, as applicable, found in this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a) the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6A) pursuant to this Form; and

(b) the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6A or as otherwise identified by the Exchange, from time to time.

Dated July 23, 2004.



Keith Neumeyer
Name of Director or Senior Officer

Signature

President
Official Capacity

FIRST MAJESTIC RESOURCE CORP.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of Shareholders of First Majestic Resource Corp. (hereinafter called the "Corporation") will be held in The Blackcomb Room, 24th Floor, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1 on Thursday, the 11th day of December, 2003, at the hour of 11:00 a.m. (local time), for the following purposes:

1. To receive the Letter to Shareholders;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended June 30, 2003 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3. To determine the number of directors at four (4);

4. To elect Directors;

5. To appoint auditors and to authorize the directors to fix their remuneration;

6. To consider, and if thought fit, to approve, subject to regulatory approval, a Stock Option Plan dated November 12, 2002 and to reserve for the grant and issuance of incentive stock options up to a maximum of 10% of the currently outstanding shares, in accordance with the applicable rules and policies, all as more particularly described in the accompanying Management Proxy Circular; and

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Letter to Shareholders referred to in item 1 above, as well as the audited consolidated financial statements for the fiscal year ended June 30, 2003, a Management Proxy Circular, a Stock Option Plan, a form of Proxy and an Annual Return Card Form. The accompanying Management Proxy Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the Proxy and in the Management Proxy Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 10th day of November, 2003.

BY ORDER OF THE BOARD

"Keith Neumeyer"

Keith Neumeyer
President, Chief Executive Officer & Director

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 - 1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7

MANAGEMENT PROXY CIRCULAR
(Containing information as at November 10, 2003 unless indicated otherwise)

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of First Majestic Resource Corp. (the "Corporation") for use at the Annual and Special General Meeting of Shareholders of the Corporation (and any adjournment thereof) (the "Meeting") to be held on Thursday, December 11, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Management Proxy Circular have been approved by the directors of the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the President and the Secretary, respectively, of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. **A PROXY WILL NOT BE VALID UNLESS THE COMPLETED FORM OF PROXY IS RECEIVED BY PACIFIC CORPORATE TRUST COMPANY NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF, BY ONE OF THE FOLLOWING METHODS:**

BY MAIL	Pacific Corporate Trust Company 10 th Floor, 625 Howe Street Vancouver, British Columbia, V6C 3B8
BY FAX	1-(604) 689-8144
BY INTERNET	Proxy Voting - http://www.stocktronics.com/webvote

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the Corporation, and delivered to the head office of the Corporation, Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7 at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof or in any other manner

provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Shareholders who do not hold their shares in their own name (referred to herein as "Non-Registered Shareholders") are advised that only proxies from Shareholders of record can be recognized and voted at the meeting. Non-Registered Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Corporation has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings unless the Non-Registered Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a non-registered Shareholder receiving such a form wish to vote at the Meeting, the non-registered Shareholder should strike out the names of the Management Proxyholders named in the form and insert the non-registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP, ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP well in advance of the Meeting in order to have the Common Shares voted.** All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED OR WHERE BOTH CHOICES HAVE BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital: unlimited number of common shares without par value
Issued and Outstanding: 9,246,735 common shares without par value (as at November 10, 2003)

Only shareholders of record at the close of business on November 10, 2003, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

On a show of hands, every individual who is present as a shareholder or as a representative of one or more corporate shareholders, or who is holding a proxy on behalf of a shareholder who is not present at the meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholder, will have one vote for each common share registered in his name on the list of shareholder, which is available for inspection during normal business hours at **Pacific Corporate Trust Company** and will be available at the meeting.

As far as the Directors and senior officers of the Corporation are aware, the only person or companies who beneficially own, directly or indirectly or exercise control or direction over common shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation are:

Name	No. of Shares	Percentage
Keith Neumeyer	1,061,000	11.47%

ELECTION OF DIRECTORS

The Board of Directors presently consists of four directors and it is intended to determine the number of directors at four and to elect four directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of Proxy intend to vote for the election of these nominees. Management does not contemplate that any of the nominees will be unable to serve as a director. Each director elected or appointed will hold office until the next annual meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with By-Law No. 1 of the Corporation, or with the provisions of the *Business Corporations Act* (Yukon).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation, beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[1]	**Principal Occupation and, If Not at Present an Elected Director, Occupation During the Past 5 Years** [1]	**Previous Service as a Director**	**Number of Shares** [2]
Keith N. Neumeyer [3] President, Chief Executive Officer & Director Canada	Director, Chief Executive Officer and President of the Corporation.	Since 5-Dec-1998	1,061,000
Daniel G. Kostiuk Secretary, Chief Financial Officer & Director Canada	Director, Chief Financial Officer and Secretary of the Corporation; Lawyer, Sole Practitioner.	Since 05-Dec-1998	5,000
Tony Pezzotti [3] Director Canada	Director of the Corporation; Formerly co-owner and general manager P.S.L. Steel Ltd.	Since 30-Nov-2001	110,000
Paul Matysek[3] Director Canada	Director of the Corporation; Professional Geologist. October 2003 to present, President and CEO of Consolidated JABA Inc.; March 2002 to October 2003, President and CEO of Odyssey Resources Ltd.; May 1999 to June 2002, Exploration Manager and Head of Business Development of Vennessa Ventures Ltd.; September 1997 to January 1999, Exploration Coordinator of First Quantum Minerals Ltd.	Since 23-Oct-2003	27,000

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(3) Denotes member of Audit Committee.

The Corporation does not have an executive committee at present.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation is required under applicable securities legislation (the "Regulations") to disclose to its shareholders details of compensation paid to its directors and officers under applicable Canadian Law.

The following table discloses, to the extent required by the Regulations, information with respect to executive compensation paid by the Corporation to the Named Executive Officers indicated for the fiscal years ended June 30, 2001, 2002 and 2003. "Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more as required by the Yukon Regulations. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent fiscal year was $100,000 whether or not they are an executive officer at the end of the fiscal year.

During the fiscal year ended June 30, 2003, the Corporation had one Named Executive Officer, Keith Neumeyer, the President of the Corporation.

Summary Compensation Table

Name and Principal Position	*Year[1]*	*Annual Compensation*			*Long Term Compensation*			*All Other Compen-sation ($)*
					Awards		*Payouts*	
		Salary ($)	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Options/SARs granted[2] (#)*	*Restricted Shares or Restricted Share Units ($)*	*LTIP Payouts ($)*	
Keith Neumeyer President	2003	Nil[3]	Nil	Nil	Nil/Nil	N/A	N/A	Nil
	2002	Nil	Nil	Nil	240,000/Nil	N/A	N/A	Nil
	2001	Nil	Nil	Nil	150,000/Nil	N/A	N/A	Nil

NOTES:

(1) Fiscal years ended June 30th .
(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.
(3) Commencing October 1, 2003, Mr. Neumeyer is remunerated $3,500 per month as the Corporation's President. See "Management Contracts".

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's to the Named Executive Officer or to any of its directors during the fiscal year ended June 30, 2003.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the fiscal year ended June 30, 2003.

Option Grants in Last Fiscal Year

The Corporation did not grant any stock options to its Named Executive Officer during the fiscal year ended June 30, 2003.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

No stock options were exercised during the fiscal year ended June 30, 2003 by the Named Executive Officer. The following table sets out the fiscal year-end value of unexercised options of the Named Executive Officer as at the fiscal year ended June 30, 2003:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)[1] Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)[1][2] Exercisable/ Unexercisable
Keith Neumeyer	Nil	Nil	240,000/Nil	Nil/Nil

NOTES:

(1) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(2) There are no "in-the-money" options as the closing price of common shares of the Corporation on the TSX Venture Exchange on June 30, 2003, of $0.17 per share, was less than the exercise price of the stock options granted.

Option Repricing

During the fiscal year ended June 30, 2003, none of the Corporation's stock options which were previously granted to the Named Executive Officer, the Corporation's directors or employees were repriced.

Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

The Corporation does not compensate its directors in their capacities as such, although directors of the Corporation are reimbursed for their expenses incurred in connection with their service as directors. No reimbursements were made during the fiscal year ended June 30, 2003.

The Corporation did not grant any stock options to the directors of the Corporation who were not the Named Executive Officer during the fiscal year ended June 30, 2003.

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2003 by directors of the Corporation who were not a Named Executive Officer, and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Fiscal Year-End (#)(1) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End ($)(1)(2) Exercisable/ Unexercisable
Tony Pezzotti	Nil	Nil	100,000/Nil	Nil/Nil
Daniel Kostiuk	Nil	Nil	135,000/Nil	Nil/Nil

NOTES:

(1) As freestanding SARs have not been granted by the Corporation, the numbers relate solely to stock options.
(2) There are no "in-the-money" options as the closing price of common shares of the Corporation on the TSX Venture Exchange on June 30, 2003, of $0.17 per share, was less than the exercise price of the stock options granted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

At any time during the Corporation's last completed financial year, no director, executive officer or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, executive or senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries or is and has been indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or senior officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since July 1, 2002 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Commencing October 1, 2003, the Corporation has a management agreement with Keith Neumeyer, whereby the Corporation is paying Mr. Neumeyer a minimum base salary of $3,500 per month as the President of the Corporation and reimbursement of reasonable expenses incurred on behalf of the Corporation. Should Mr. Neumeyer's employment be terminated by the Corporation without cause within the first three years of employment, the termination payment shall increase by two months base salary for each additional year of employment. The management agreement was approved by the Compensation Committee.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of G. Ross McDonald, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration. G. Ross McDonald, Chartered Accountants were first appointed auditors of the Corporation on September 17, 2000.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Management Proxy Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing,

has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

On November 12, 2002 the Board approved a 10% rolling stock option plan (the "Plan") based on the requirements provided in the TSX Venture Exchange ("TSXV") policy for a Tier 2 issuer. The Plan must be approved by the TSXV and receive Shareholder approval annually. The aggregate number of shares issuable under the Plan shall not exceed 10% of the number of common shares issued and outstanding at the time of grant. A copy of the Plan is attached as Schedule "A" to this Management Proxy Circular.

Shareholders will be asked at the Meeting to pass the following ordinary resolution:

> "RESOLVED that the Corporation's Stock Option Plan as described in the Management Proxy Circular dated November 10, 2003, subject to any modifications by the TSX Venture Exchange, be approved and the board of directors of the Corporation be granted the discretion pursuant to the Plan to grant rights to purchase up to a maximum of 10% of the outstanding common shares of the Corporation on the date of grant to directors, officers, employees, consultants and others providing services to the Corporation as the board of directors of the Corporation sees fit, all on the terms of the Plan and within the rules and policies of the TSX Venture Exchange in effect at the time of granting, and further that the exercise of any such rights to purchase common shares granted pursuant to such authorization be approved in advance."

The directors of the Corporation believe the passing of the ordinary resolution is in the best interests of the Corporation and recommend the Shareholders vote for the resolution.

ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Management Proxy Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Management Proxy Circular to vote the same in accordance with their best judgment of such matters.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement misleading in the light of the circumstances in which it was made.

DATED: November 10, 2003.

"Keith Neumeyer"	"Daniel Kostiuk"
Keith Neumeyer, Chief Executive Officer	Daniel Kostiuk, Chief Financial Officer

SCHEDULE "A"
STOCK OPTION PLAN

1. Purpose

The purpose of the Stock Option Plan (the "Plan") of First Majestic Resource Corp., a corporation continued under the Business Corporations Act (Yukon) (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries and affiliates, to acquire shares in the Corporation, thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

2. Administration

The Plan shall be administered by the Board of Directors of the Corporation or by a committee of the directors appointed from time to time by the Board of Directors of the Corporation pursuant to rules of procedure fixed by the Board of Directors (such committee or, if no such committee is appointed, the Board of Directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum, and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously approved in writing, shall be the acts of the Board.

Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Each option granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the optionee, in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

3. Stock Exchange Rules

All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the common shares of the Corporation are then listed and any other regulatory body having jurisdiction hereinafter (hereinafter collectively referred to as, the "Exchange").

4. Shares Subject to Plan

Subject to adjustment as provided in Section 15 hereof, the shares to be offered under the Plan shall consist of shares of the Corporation's authorized but unissued common shares. The aggregate number of shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the number of common shares issued and outstanding at the time of grant. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the un-purchased shares subject thereto shall again be available for the purpose of this Plan.

5. Maintenance of Sufficient Capital

The Corporation shall at all times during the term of the Plan reserve and keep available such numbers of shares as will be sufficient to satisfy the requirements of the Plan.

6. Eligibility and Participation

Directors, officers, consultants, and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan subject to compliance with applicable securities laws and applicable requirements of the Exchange (such persons hereinafter collectively referred to as "Participants"). Subject to compliance with applicable requirements of the Exchange, Participants may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Participant.

Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or its subsidiaries.

An individual who has been granted an option may, if he is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

7. Exercise Price

(a) The exercise price of the shares subject to each option shall be determined by the Board, subject to applicable Exchange approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the Exchange.

(b) Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may only be reduced, in the case of options held by insiders of the Corporation (as defined by the Exchange), if disinterested shareholder approval is obtained at a meeting of the shareholders of the Corporation.

8. Number of Optioned Shares

The number of shares subject to an option granted to any one Participant shall be determined by the Board, but no one Participant shall be granted an option which exceeds the maximum number permitted by the Exchange.

9. Duration of Option

Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Sections11 and 12.

10. Option Period, Consideration and Payment

(a) The option period shall be a period of time fixed by the Board not to exceed the maximum period of time permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Sections 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or its subsidiaries, or death of the Participant.

(b) Subject to the policies of the Exchange, an option shall vest and may be exercised (in each case to the nearest full share) during the option period, in such manner as the Board may determine.

(c) Options which have vested, may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the shareholders of the Corporation.

(d) Except as set forth in Sections 11 and 12, no option may be exercised unless the Participant is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries, or a Management Company Employee of the Corporation or any of its subsidiaries.

(e) The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, specifying the number of common shares with respect to which the option is being exercised, accompanied by cash payment, certified cheque or bank draft for the full purchase price of such common shares with respect to which the option is exercised. No Participant or his legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any shares subject to an option under this Plan, unless and until the certificates for such shares are issued to him or them under the terms of the Plan.

11. Ceasing To Be a Director, Officer, Consultant or Employee

If a Participant shall cease to be a director, officer, consultant, employee of the Corporation or its subsidiaries, or a Management Company Employee for any reason (other than death), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation, but only within 60 days after his ceasing to be a director, officer, consultant, employee or a Management Company Employee, unless such Participant was engaged in investor relations activities in which case, only within 30 days after the cessation of his services to the Corporation.

Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Participant any right with respect to continuance as a director, officer, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries or affiliates.

12. Death of Participant

In the event of the death of a Participant, the option previously granted to him shall be exercisable only within the one (1) year after such death and then only:

(a) by the person or persons to whom the Participant's rights under the option shall pass by the Participant's will or the laws of descent and distribution; and

(b) if and to the extent that he was entitled to exercise the Option at the date of his death.

13. Rights of Optionee

No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a shareholder of the Corporation in respect of any shares issuable upon exercise of such option until certificates representing such shares shall have been issued and delivered.

14. Proceeds from Sale of Shares

The proceeds from sale of shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

15. Adjustments

If the outstanding shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares of securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of shares optioned and the exercise price per share, as regards previously granted

and unexercised options or portions thereof, and as regards options which may be granted subsequent to any such change in the Corporation's capital.

Upon the liquidation or dissolution of the Corporation or upon a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Corporation to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise an unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Corporation shall designate, to exercise their options to the full extent not theretofore exercised.

Adjustments under this Section shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional share shall be required to be issued under the Plan on any such adjustment.

16. Transferability

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferrable or assignable unless specifically provided herein or the extent, if any, permitted by the Exchange. During the lifetime of a Participant any benefits, rights and options may only be exercised by the Participant.

17. Amendment and Termination of Plan

Subject to applicable approval of the Exchange, the Board may, at any time, suspend or terminate the Plan. Subject to applicable approval of the Exchange, the Board may also at any time amend or revise the terms of the Plan, Provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

18. Necessary Approvals

The ability of a Participant to exercise options and the obligation of the Corporation to issue and deliver shares in accordance with the Plan is subject to any approvals which may be required from shareholders of the Corporation and any regulatory authority or stock exchange having jurisdiction over the securities of the Corporation. If any shares cannot be issued to any Participant for whatever reason, the obligation of the Corporation to issue such shares shall terminate and any option exercise price paid to the Corporation will be returned to the Participant.

19. Effective Date of Plan

The Plan has been adopted by the Board of the Corporation subject to the approval of the Exchange and, if so approved, the Plan shall become effective upon such approvals being obtained.

20. Interpretation

The Plan will be governed by and construed in accordance with the laws of the Yukon Territory.

MADE by the Board of Directors of the Corporation as evidenced by the signature of the following director duly authorized in that behalf effective the 12th day of November, 2002.

FIRST MAJESTIC RESOURCE CORP.

Per:

____

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF FIRST MAJESTIC RESOURCE CORP. (the "Corporation")

TO BE HELD AT: THE BLACKCOMB ROOM
24th FLOOR, 1055 DUNSMUIR STREET
VANCOUVER, BRITISH COLUMBIA

DATE: THURSDAY, DECEMBER 11, 2003

TIME: 11:00 AM

The undersigned member ("Registered Shareholder") of the Corporation hereby appoints, Keith Neumeyer, or failing this person, Daniel G. Kostiuk, both being directors of the Corporation, or in the place of the foregoing, ______________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Corporation and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED
SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Management Proxy Circular.)

Resolution	For	Against
1. To determine the number of Directors at four;	______	______

Resolution	For	Withhold
2. To elect as Director, Keith Neumeyer ,	______	______
To elect as Director, Daniel G. Kostiuk,	______	______
To elect as Director, Tony Pezzotti;	______	______
To elect as Director, Paul Matysek;	______	______
3. To appoint G. Ross MacDonald, Chartered Accountants, as Auditors of the Corporation;	______	______

Resolution	For	Against
4. To authorize the Directors to fix the auditor's remuneration;	______	______
5. To approve the Corporation's Stock Option Plan reserving for the grant and issuance of incentive stock options exercises up to a maximum of 10% of the currently outstanding shares of the Corporation as of the date of grant, all as more particularly described in the accompanying Management Proxy Circular.;	______	______
6. To transact such other business as may properly come before the Meeting.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This proxy is solicited by the Management of the Corporation.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Pacific Corporate Trust Company.

4. ***A Registered shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternative proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations or any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

*To be represented at the meeting, this proxy form must be received at the office of **PACIFIC CORPORATE TRUST COMPANY** by mail or by fax no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The Mailing address of **PACIFIC CORPORATE TRUST COMPANY** is 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8 and its fax number is 604-689-8144.*

REVIEW OF GEOLOGIC AND EXPLORATION PARAMETERS OF THE

FIRST MAJESTIC RESOURCE CORP.

NIKO-ESTRELLA

EXPLORATION PROJECT AREA,

CERROS PRIETOS,
CHIHUAHUA, MEXICO
and
RECOMMENDATIONS FOR A

PHASE 1
EXPLORATION PROGRAM

Prepared by: Jonathan DuHamel, M.Sc., Consulting Geologist,
Registered Geologist #19194, Arizona
Qualified Person per NI 43-101

and by

James A. Briscoe, M.S.,
Registered Geologist #9424, Arizona and #518, California
President, Consolidated JABA Inc.
Qualified Person per NI 43-101

October 31, 2003

TABLE OF CONTENTS

SUMMARY

The Niko Estrella Project, is owned 100% by Consolidated JABA Inc., (hereinafter JABA) a TSXV listed company through its wholly owned Mexican Subsidiary, Compania Minera JABA S.A. de C.V. (hereinafter – JABA Mexico), subject to a lease from owner Enrique Saldana, (hereinafter Saldana). JABA has formed a Joint Venture (hereinafter the JV) with First Majestic Resource Corp. (hereinafter First Majestic) All costs in this report are stated in US Dollars.

Geologic evidence to date suggests that Niko Estrella is part of the polymetallic mineral halo perhaps surrounding a buried igneous intrusion into Cretaceous limestones (Aurora formation) that may occupy the area between Niko Norte (north) and Niko Sur (south) hills hidden under soil cover and or limestone strata. The age of the intrusion (if it exists) and mineralization is mid-Tertiary. Because of its environment and being situated in receptive Cretaceous sedimentary rocks, the Aurora formation, it has potential for a very large body of mineralized rock. Similar ore bodies documented in Japan have a vertical extent of 2 thousand meters (6 thousand feet). Niko Estrella manifests distal alteration and mineralization characteristics of other polymetallic replacement deposits including the near by Naica district, 20 km SW and the Santa Eulalia district 60 km NE, as reported by Megaw, 1986. Potential for large-scale underground mining is thought to be excellent.

The Naica polymetallic carbonate replacement deposit (CRD) district was discovered in the late part of the 18th century. It has had a production of about $6 billion at approximate modern metal prices, including silver, lead, zinc, copper, and tungsten with subordinate molybdenum and mercury. No significant mining took place at Naica until the last years of the 19th century when the Torino – Tehuacan pipe outcrop was discovered. Consisting of massive iron oxide silver-lead-zinc rich gosson only about four meters in diameter, mining of the material which was surrounded by limestone with only a subtle surface expression consisting of silica, minor iron staining, decalcification of limestone, and subtle marbelization and bleaching, lead downward into the massive polymetallic carbonate replacement ores of the modern Naica mine. The Torino-Tehuacan pipe has a surface expression of about 16 square meters, an inclined length of 800 meters and contains 3.3 million tons of ore known to date. Projection from surrounding hills suggests that with another 30 to 60 meters of un-eroded limestone the only evidence of the pipe would have been weakly silver bearing black manganese breccia – like the outcrop of the Estrella breccia pipe at Niko. Further, the Estrella pipe has an area of 418 square meters or 26 times larger than the Torino Tehuacan pipe. If the tonnage of the Estella is directly proportional to their respective surface areas and the length is the same, we could assign a potential tonnage of 86 million to the Estrella pipe. The pipes, known a chimineas, at Naica and Santa Eulalia lead downward into ore mantos. The Estrella pipe or chiminea is expected to do the same.

The Niko property consists of approximately 11.184 square km (1,118.4 hectares) of mineral claims or denuncios. This includes the Niko, Niko 2 and, Niko 3 optioned by JABA from owner Enrique Saldana and Niko 4 owned by JABA. First Majestic has optioned the Niko Estrella portion of the property consisting 7.75 square kms. (775 hectares). JABA retains the mineral land in the Niko North Hills – Niko Norte consisting of 4.09 square kms. (409 hectares) on which First Majestic has a right of first refusal. The Niko Hills (more formally named on maps as the Cerros Prietos) are completely surrounded by alluvium and the JABA property block covers all outcrops and a significant amount of surrounding alluvium.

FIRST MAJESTIC has planned a Phase 1 detailed geologic, geophysical, geochemical mapping and diamond drilling project for October, November and December of 2003. The field geophysical portion of this program started the week of October 6, 2003 and was completed about October 20, 2003. There was some delay because of rain and a minor traffic accident. Data reduction and reporting is underway as of the date of this report and are expected the latter half of November. Fieldwork for the required environmental base line study and drill permit application was accomplished at the same time. The primary objective is to determine the exact orientation of the Estrella pipe so that one drill hole can penetrate the centroid of the pipe to a length of 600 meters. Detailed CSAMT & NSAMT geophysics has been done over the Estrella pipe so that its dimensions and 3 dimensional position in space can be precisely plotted. This will allow one drill hole to be precisely directed to test it to depth with out drilling out of the pipe into barren wall rock. Other geotechnical studies in addition to past less detailed geology and geochemical studies which have revealed significant anomalies that suggest the system is very large. More work is needed to define other targets. Geology and geochemical sampling can continue while drilling on the Estrella Pipe is proceeding. The results of this work will be used to help interpret the results of drill hole one and to define other targets. **The cost of the Project Phase 1, Geology, Geophysics, Geochemistry and one NQ diamond drill hole totaling 600 meters (1,969 feet) is estimated at US$194,000 and will take about 120 days to complete, depending on drill scheduling and penetration rate.**

CONCLUSIONS

From the model proposed by the JV and endorsed by this report, there appear to be three probable types of mineralization to look for associated with the Niko Estrella target complex and one unexpected, but rational type. Additional geochemistry may define yet a fifth.

The first and primary objective is a test of the Estrella breccia pipe. This is much larger than the Torino-Tehuacan pipe at nearby and thought to be look-a-like Naica, which appears to be the master mineralized feature at Naica. If of similar mineral grade, the Estrella could portend a much

larger system than the $6 billion dollar production Naica system. Further, we know from study of these systems (Megaw, 1986, and J. Briscoe personal communication) that large ore bodies are surrounded by argentiferous manganese halos. As the center of the mineral system is approached, silver content increases drastically. A recent example of this phenomenon is the Excellon Resources Inc. La Platosa mine, near Torreon, south of Niko, where similar distal silver values are as much as 800 ounces or more per ton. Megaw attributes this to the "distal position of the ore shoots (personal communication with J. Briscoe, June 2002 – Vancouver Gold Show). It is expected that the silver grade at Estrella (1 ounce per ton at the surface) at will increase rapidly with depth yielding similarly high-grade silver. With additional depth mineralization will increase in lead-zinc content and then transition again into high copper molybdenum content – as it does at Naica (personal communication J. A. Briscoe, from mine tour to Naica, 1996).

The second type of target will be manto or blanket style mineralization that is parallel to bedding. This could include other breccias such as reported by Miranda & Megaw (1986) at Santa Eulalia, - the La Condesa pipe which exists at depth, but does not come to the present surface. In fact pipes bottom in or become mantos at depth. Such mantos (blankets) and non-surfacing pipes might be detected by modern detailed geochemistry and geophysics of the type planned. They could be like the Quinto Manto at Naica which is much larger than the Torino pipe – or like any one of the numerous mantos at Naica which form the majority of the mineral system.

A third type may be intrusive hosted mineralization or perhaps decalcified and softened limestone hosted mineralization lying under soil cover because of their soft and easily eroded character. Strong molybdenum and silver biogeochemical samples of creosote, just north of the outcrop of Niko South hills suggest this. This will be reconnaissance-tested by the NSAMT line. If anomalous, particularly if the anomaly corresponds to the geochem anomaly, followup work should be done.

A fourth target type would be Carlin Style gold disseminated in limestone. Such an unexpected type target is suggested by the gold-arsenic-antimony anomaly on the west end of Estrella Ridge approximately 1 km west of the Estrella pipe – Figures 3 and 4. This is the same association of metals seen in the Carlin trend. It corresponds to alteration mapped by Saldana in 1996. It needs to be followed up by detailed biogeochemical sampling and detailed alteration and geologic mapping on the GIS database. Important alteration patterns may be revealed by the multispectral ASTER imaging. JABA's imaging consultant was the head of that function for Newmont, and may be able to help this program.

A fifth type of mineralization potential was suggested by JABA's geochemical consultant, Shea Clark Smith and endorsed by J. Briscoe (personal communication J. Briscoe 9/22/03). Geochemical work by Smith is revealing significant platinum-palladium anomalies coming from geochemical surveys of carbon rich sediments in Nevada (read Carlin and other Gold Trends). Briscoe points out that the Good Springs mine 20 miles south of Las Vegas, Nevada, USA – with a similar environment to the Naica – Santa Eulalia deposits has occurrences of high grade platinum – up to 3 ounces – associated with carbon, mercury and gold in limestones. This was confirmed by the USGS, the Nevada Bureau of Mines and was the subject of a recent scholarly article in Economic Geology. It is important to get PGM analyses of future geochem samples until and unless this potential can be discounted.

Studies to date confirm that the **Niko Estrella area Cretaceous limestone sequence contains porous units which have chemical favorability and other characteristics which localize ore in other nearby districts, including Naica and Santa Eulalia. A variety of targets exist and the prime target is the Estrella breccia pipe or chiminea. Secondarily it is probable that manto (blanket) mineralization is present at depth. Geochemical sampling to date suggests that Carlin Style gold metal associations are present and the potential for this type of mineralization is possible. Finally, as the inexpensive geochemical analysis of platinum and palladium has been perfected, PGM metals are being found in previously ignored environments. Niko is one such environment that has strong similarities to the Good Springs mining district, Nevada where high-grade platinum has been found. The technical procedures recommended in this report, rigorously and properly applied are capable of locating all these types of mineralization if they are present. Additional exploration effort as recommended in this report is justified.**

RECOMMENDATIONS PHASE 1

BUDGET SUMMARY

1.	Environmental base line	$ 3,000.00
2.	CSAMT & NSAMT Geophysics	29,000.00
3.	Vegetation Geochemistry 53 elements, assay existing -	4,395.00
4.	GIS Data base, Contour Geochem	5,000.00
5.	ASTER Imagery	3,000.00
6.	High resolution imagery	3,500.00
7.	Heads up digitizing of existing geology-alteration maps	1,000.00
8.	Government Aeromag	1,000.00
9.	Diamond DH (HQ) to 600 m @$164/m all in	98,400.00
10.	Contingency @ 20%	29,495.00

11. Management Fee		17,675.00
	Sub Total	$194,429.00

TASK DESCRIPTION

Underground and surface tours of the Naica mine and lectures by its staff on details of its geology and mineralization for Sr. Ayax Alba, JABA Mexico, Jim Briscoe and Dr. John Guilbert, JABA gave insight into the details of that classic ore deposit. Subsequent tours of the Niko surface convinced all of the similarity of the distal portions of the two alteration zones. Based on compilation of data collected by JABA and JABA Mexico in 1996 and 1997, and recent (late August 2003) analysis by Geochemical Consultant Shea Clark Smith of MEG Labs, of Reno, Nevada and numerous consultations in review of the geology and pertinent geophysics by Geophysical Consultants, Zonge Engineering of Tucson, Arizona, the following recommendations are made for future work:

1. Perform and environmental baseline study covering the Niko Estrella area. This is a requirement and part of the process before an application can be made for drilling permit. It is bid at $3,000 including expenses. This will include application for drilling permit.
2. Run lines of Controlled Source Audio-Range Magneto Tellurics (CSAMT) across the Estrella breccia pipe in order to determine its precise 3-dimensional shape and orientation. This is necessary to position a diamond drill hole to drill the centroid of the pipe and remain in the pipe rather than going into barren limestone around it. This will require five CSAMT lines which will then be compiled to yield a 3-dimensional computer graphic or "CAT SCAN" of the pipe. A Natural Source Audio-Range Magneto Telluric (NSAMT) line will be run at approximate right angles to the CSAMT lines and across and parallel to the long dimension of the pipe (see Figure 5) extending southeast onto the pediment and then extending northwesterly across the covered area between the Niko Hills and across the geochemical line which shows anomalous metal values. The purpose of this line is to see what the Estrella pipe looks like below 300 meters, and as a deep reconnaissance for other indicators of mineralization along the trend of the line. If responsive (low resistivity) areas are found they can be compared to the existing geochemistry. If compelling anomalies are defined, additional lines can be run to define indicated bodies by depth and shape. The additional lines and the depth "sounding" of the methodology would allow 3- dimensional modeling of responsive bodies thought to be metal bearing. The cost of the CSAMT lines (5 lines- 1 to 1.5 km long for 6.4 km of coverage, with 25 meters stations) would be $15,725 (including 2 helpers supplied by First Majestic). It would take 5 field days for completion, with the report and graphics within about 2 weeks. The NSAMT line would have a total length of 3.5 km, collecting data on 100 meter stations. Total budget would be $7,200. The combined survey cost would be $26,375 + contingencies of $2,625 for a total of $29,000. The above described survey fieldwork was started the week of October 6 and completed

about October 20. The data is being reduced as of this writing and a report is expected in the latter part of November.

3. Assay existing vegetation samples collected in 1997 on 1 km grid with samples of creosote twigs collected over 100 meter collection traverses. Assay cost is $24.61 for 53-element suite including platinum and palladium. There are 142 samples so the cost will be $3,494.62, plus $900 for shipping Tucson – Reno. Thus, the total cost will be $4,395. These samples were shipped the week of September 29, 2003 and samples are being analyzed as of the date of this report.

4. Set up a GIS Map-Data base in ArcGIS to compile all available data into layers. This data base creation and data input, except where otherwise noted below, are expected to cost $5,000.

5. ASTER multispectral imagery, from the Japan Space Agency at a resolution of 15 meters, over the entire deposit, and Naica as well to determine the spectral signature of Naica and compare with Niko. This will cost about $3,000.

6. Obtain 1 meter resolution color imagery – Quick Bird or other – covering just the Niko outcrop area and combine with GIS for primary map base. This should cost about $3,500.

7. Use heads up digitizing to annotate existing surface geology- alteration maps onto the natural color high-resolution imagery GIS map base, making corrections as they are identified. This should cost $1,000.

8. Obtain available government aeromag over the Niko complex and transfer into the GIS database. Cost will be about $1,000.

9. As soon as the CSAMT graphic results are in, showing the 3-dimensional position of the Estrella pipe, a diamond drill can be positioned at the right inclination and azimuth to drill down the center of the pipe with out drilling out of it into barren rock. This hole should be drilled using HQ core so that if cavities are intersected and fluid circulation is lost, it would be possible to case off and go to NQ, and then to BQ if further casing were necessary. Because the rock is relatively soft (but resistant to side hole caving) progress could be rapid - up to + 60 meters per shift. The purpose of this hole is to test for the presence of high-grade silver, characteristic of distal portions of these polymetallic CRDs. This hole should be positioned after the completion of the geophysical survey, but need not be delayed for the completion of the geochemistry and geologic mapping. The drill core is critical and it should be treated as follows. The core should be split at geologic - mineralization intervals whatever they might be as determined by a senior geologist on site. However assay intervals should be no greater than 10 feet. The splitting should be done using JABA's portable gas

engine powered core saw, attention being paid to cut mineral zones at right angles assuring an equal split. Logging should include but not be limited to rock type with the object being formation and hydrothermal alteration identification including silicification, jasperoid or other hydrothermal replacement characteristics, dolomitization, calc-silicate minerals, decalcification, introduction of sulfide minerals (including representation by gossan, limonite, hematite), and inclination of bedding to the drill hole. Of particular importance are the identification of and the depth to the tops of hydrothermal phase changes. This logging should be done by a senior geologist with experience in this environment. During drilling, logs should be input into the RockWare Logger graphic logging program and results printed out in the field and e-mailed to JABA offices in Tucson and First Majestic and JABA offices in Vancouver on a per shift basis. "Core Boards" (cutting boards of JABA design) should be constructed for each drill hole, using the split core assay rejects after their return to the JV. This will display actual mineralization, alteration, and rock type data in summary form and will allow comparison to future RC drilling. As well, the split diamond core should be photographed in its 10 foot core boxes (after wetting the surface) using a high quality camera. These images should then be stored on CD disks for future reference and if the original images are on film that should be carefully stored as well. This should cost about $1,200. Images of important intervals can be extracted and included in the digital Logger graphic log plots. On completion of the drill hole the results should be compared to surface geology and geochemistry, 3D geophysics and interpreted geologic, alteration, geochemical logs and cross sections. The above-described procedures should be used on all diamond drill holes on the project. RC holes should all have core boards made and photographed. The CSAMT may give some hint as to where sulfides might be encountered. The diamond drill hole should be planned for a depth of 600 meters and cost about $98,400 all in.

10. Including contingencies and Management Fee the total Phase 1 program is estimated at $194,429.

Phase 2

Phase 2 will be based on the results of Phase 1 as to necessary additional geophysics, geochemistry and the location and depth of additional drill holes. Plotting and interpretation of the results, including cross sections from the GIS data base, drilling data, CSAMT/NSAMT is estimated at $5,000 – to be contracted to Newphoenix consulting in Buenos Aires, Argentina and Rockware, Denver, Colorado, USA. Additional geophysics and geochemistry will be necessary. A 1 square kilometer block around the Estrella pipe sampled for biogeochemistry on 100-meter traverses would require 100 samples. Collection would cost about $5 per sample, shipping from Mexico to the MEG

labs in Reno about $1, sample prep $6.95, QA/QC (randomization, blanks, standard samples) about $1, shipping to ACME labs in Vancouver $0.16, and assay "basic" suite $12.75 for a total cost of $26.86/ sample. Total cost for the 1 sq km survey would be $2,686. One to four diamond drill holes could be drilled. A total budget of $200,000 should be considered.

INTRODUCTION AND TERMS OF REFERENCE

Terms of Reference

The Qualified Person - Jonathan DuHamel, was engaged by First Majestic Inc. to help in the preparation of this report in order to comply in accordance with Form 43-101F1 as required by the B.C. Securities Commission . Because of his background knowledge of the area, JABA Exploration VP and Qualified Person James A. Briscoe also participated in the preparation of this report.

Purpose

This report was prepared in accordance with Form 43-101 as required by the B.C. Securities Commission to document and analyze technical results of previous fieldwork by JABA on the Niko Estrella Project from the period of approximately 1996 to the present. Included are technical results, their interpretation and recommendations for the next step in the exploration process. With this report in hand FIRST MAJESTIC can discuss and determine the next course of action and budget appropriately.

Sources of Information and Data

Map Base – Geologic Mapping– Geochemical Sampling

The sources of information are primarily based on compilation of field mapping using available Mexican government topographic sheet of the Ciudad Delicias 15 by 20 minute Quadrangle digitized from a scale of 1:50,000 to various other useful scales. Enrique Saldana, supervised by Ayax Alba, mapped geology, structure and alteration in the field. Geochemical samples consisted of soil, rock chip and vegetation (growing twigs from the north side of creosote aka gobernadora which grow uniformly over the area). Samples were collected under the direction of geologist Sr. Enrique Saldana, after undergoing training in Tucson from JABA's Geochemical Consultant Shea Clark Smith. Samples were prepared by MEG labs in Carson City, Nevada including QA/QC (Quality Assurance/Quality Control including applying random numbers to the samples, introducing random blanks, duplicates and standard samples. These were assayed by US Mineral Laboratories of North Highland California, USA (no longer in business at the date of this

writing). All of these results are thought to be unusually reliable within the constraints of analytical procedures extant at the time of analysis – which compare favorably with current techniques. These analyses have been plotted on the base map using Interdex contouring software. Cited references used in this report as well as a bibliography of the central Chihuahua, Mexico area where such CRD deposits are concentrated, can be found in the back of this report.

District Geologic Overview and History of Target Identification

Geologist Enrique Saldana, who worked toward his Master's degree at the University of Arizona under Dr. John Guilbert, after graduation worked for the Fresnillo company and its' subsidiary Penoles – owner of the Naica mine. He realized that pervasive marbelization and silver bearing black manganese oxide veins and breccias were characteristic of the upper portions of the Naica alteration zone above (distal from) ore grade mineralization. His examination of the outcrops of such alteration at the Cerros Prietos represented a large alteration zone that could contain a Naica (or Santa Eulalia) ore zone. He recommended this project to his superiors, but they rejected it. Some years later, Saldana left Fresnillo-Penoles to become a consultant. He brought it to the attention of Ayax Alba in the fall of 1996 a few months after JABA became a public company.

Alba arranged a tour of the Naica Mine with his college friend, Sr. OscarF. Nieto, Mine Superintendent at that time, for Ayax Alba, President JABA Mexico, Dr. John M. Guilbert, JABA Board Chairman, James A. Briscoe, JABA CEO, & James Coppenbarger, Consultant to JABA Mexico. Starting with breakfast before dawn at the Mine office, the group was treated to a very thorough trip including lectures in the Board Room by Oscar Nieto, his Sr. Mine Engineer, and Chief Geologist. The group then traveled by pickup truck down the spiral ramp to the 640 level (more or less 900 meters (2,800 feet) below the top of Aurora Hill) where ore of the Quinto Manto and the XC5087SW Chiminea (breccia pipe) were examined. After touring the underground, the party then hiked over Aurora Hill – the surface of the ore body and examined the Torino-Tehuacan chiminea (breccia pipe) and vertical zonation in the alteration from the base of Aurora Hill to the top. Apparent was gradation from base metal veinlets at the bottom to only manganese veinlets at the top of Aurora hill.

The JABA group then went to the Cerros Prietos hills 20 km northeast where Enrique Saldana conducted a tour of the hills until nightfall. Numerous prospects containing black manganese veins like those seen at the top of Aurora Hill were visited, with the comparison being profound (Figures 6 and 7). Old mercury workings in northern hills (now referred to as Niko Norte) were also examined. Thorough and pervasive marbelization of the limestone comprising the hills was observed. It was the unanimous decision among the participants that there was compelling

evidence that the Niko Hills (Cerros Prietos) represented the top most or distal portions of a very large Naica-like system. Dr. Guilbert was particularly enthusiastic about the potential. The property was optioned from Saldana. A program of geologic and alteration mapping and geochemical sampling ensued.

Geochemical Sampling and Analysis

One of the prime pieces of exploration data generated by JABA technical work on the Niko Estrella and its surrounding area is geochemistry. These samples were taken during 1996 and 1997 along a 1 kilometer square fence grid. Samples included rock chip, soil and creosote biogeochemical samples and were taken at 100-meter intervals. In the case of the biogeochemical samples these were taken from 5 to 10 plants along the 100 meter interval. Because of their large root structure in relation to their surface branch structure these samples represent more than 100 tons of soil and draw mineral bearing vadose water from great depth. Samples and were assayed for 36 elements including gold, silver, arsenic, mercury (except in the biogeochem samples where ashing of the plant matter drives mercury away), copper, lead, zinc, cadmium, antimony molybdenum, and others. Recent work by JABA geochemical consultant Shea Clark Smith shows that vegetation samples most reliably show zoning patterns and the most amplitude of anomalies. Soil samples appear to smear over metal zoning patterns. Rock chip samples lack continuity in covered areas.

Future sampling by First Majestic, as was the case for the original sampling by JABA, will include a quality control program to ensure exploration best practice in sampling and analysis. All of the rock, soil and vegetation samples will be shipped in security-sealed bags to the MEG sample prep lab in Carson City Nevada. There appropriate pulps will be prepared and assigned coded random numbers, and mixed with duplicate and standard samples to check for and identify lab bias if any. These randomly coded sample pulps will be shipped to Acme Labs, Vancouver for analyses.

Chain of Custody documents will be available for all samples.

Qualified Person Field Involvement

Mr. Jonathan DuHamel, M.S. Exploration Geology and consulting geologist on this project was Exploration Geologist for the Phelps Dodge Corporation. Mr. DuHamel, retired from Phelps Dodge in 1997, now provides exploration consulting services to the mineral exploration industry. He is a Registered Geologist in Arizona #19194 and thus meets the criteria for authorship of Technical Reports under I-43-101 regulations, and is the Qualified Person (QP) for this report. He has visited the project and reviewed field relationships on October 24, 2003. He has no relationship other than as consultant to First Majestic, and has no expectation of a full time position with them,

nor will earn a major part of his income from them nor is he a holder of shares or options for shares in First Majestic.

DISCLAIMER

There is no disclaimer

PROPERTY DESCRIPTION AND LOCATION

General

During June through September, 1996, JABA Inc. (now Consolidated JABA, TSXV, Symbol JBA) acquired claims (denuncios) covering 11.84 square kilometers (1,184 hectares) of the Niko Project in the Cerros Prietos, near the town of Saucillo, Chihuahua (Figures 1 and 2). On August 3, 2003 JABA entered into an option agreement with First Majestic by which First Majestic can earn up to an 80% interest on the Niko Estrella portion of area. JABA will retain 100% of the Niko Norte (North) portion of the Niko Property, subject to a right of first refusal by First Majestic, should JABA ever wish to option, joint venture or sell. The Niko Estrella project area consists of 7.75 square kilometers (775 hectares) while Niko Norte consists of 4.09 square kilometers (409) hectares. Further, should claims be acquired within 5 kilometers from the original property it shall be done on a 50-50 basis. The area of the First Majestic option area is shown on Figure 2.

The project is located approximately 3 km almost due west of the Pan American highway, a divided toll road and the town of Saucillo. It is accessible by several rough pickup truck accessible dirt roads and trails over the Project area. Within in the past three months or so, a good dirt road has been constructed to a sanitary landfill on the southeast flank of Niko South hill so there is only about 0.8 km of unimproved trail to the Estrella breccia pipe.

Mineral Regulations of Land belonging to Mexico and the Title Held by JABA to the Niko Estrella Project Area

Summary of the Regulations of Mexico as it pertains to acquisition of Mining Rights to Land in Mexico

All mineral rights in the country of Mexico are owned by the Federal Government – a hold over from Spain in which the Crown owned all mineral rights. The surface is owned by private parties. The Mexican Constitution gives mineral rights holder's priority of usage, but requires the surface rights owners by paid reasonable prices for disturbed surface. There are royalties of the Mexican government due on the Denuncios.

Location of All Known Mineral Zones, Resources, Mine Workings and Related Facilities Relative to the Outside Property Boundaries of the Niko Estrella Denuncios

The entire Niko Hills and a large area of surrounding soil-covered pediment are covered by the JABA land package. There are no other known mineral zones, mine workings or related facilities adjacent to this area – all surrounding land is agricultural in nature. First Majestic is Joint Ventured with JABA on the Niko Estrella portion of the JABA block which comprises the Niko Sur (south) Hills, about sixty six percent of the Niko block. First Majestic also has a right of first refusal on the Niko Norte Hills.

Royalties, Back-in Rights, Payments or Other Agreements to which the Denuncios are Subject

The Denuncios are subject to a royalty due the owner of 2% NSR which can be purchased within six years for six million dollars. There are no back in rights. Payments to the owner are as follows:

1. Payment of $10,000 within 5 business days of signing and expend $150,000 on exploration by December 31, 2003
2. Year 2 – pay $15,000 and expend $200,000 on exploration by December 31, 2004
3. Year 3 – pay $20,000 and expend $250,000 on exploration by December 31, 2005
4. Year 4 – pay $25,000 and expend $300,000 on exploration by December 31, 2006
5. Year 5—pay $50,000
6. Year 6 -- pay $50,000
7. Year 7 – pay $100,000

Upon commencement of production JABA will pay the greater of a 2% NSR or $100,000 but shall have the right to purchase the property outright prior to the end of year 7 for $6,000,000. JABA shall have the right to continue leasing the property under the same terms for so long as those terms are met. After the 7th year JABA may enter into new negotiations with Saldana to purchase the property outright. JABA will pay related government fees and taxes and the cost of maintaining the property in good standing while this agreement remains in force.

Exclusive Title of the Niko Estrella Project to the Mineral Rights of the Denuncios

Within the block of Denuncios defining the Niko Estrella holdings shown in Figure 8, there are no other third party in-holders that have title to the metallic mineral estate owned by the Federal Government of Mexico.

There are no other agreements, back-in rights, third party royalties, or other agreements save that ownership right conveyed to First Majestic by JABA to the Niko Estrella Project Denuncios owned by JABA from their option with Saldana above and the paramount title to the Federal Government of Mexico.

Royalty Due the Mexican Federal Government

There is no royalty due the Federal Government of Mexico, or to the State of Chihuahua.

Payment to Surface Property Owners

The Mexican Constitution provides that holders of valid Denuncios shall have the paramount right to surface lands necessary for exploration and exploitation operations. However, surface rights owners have to be compensated for damage to their land. All of the potentially mineralized ground is rugged, relatively remote, mountainous country devoid of any human population. Exclusively cattle grazing land comprise it. The entire surface of the Niko Estrella Project is owned by the local Ejido or farm-ranch cooperative. JABA has been in contact with them over the years and enjoys good relationships through Ayax Alba, JABA Mexico President. These owners are very poor and would be happy to see some development in the area. The Naica mine has been pumping water out of the mine for many decades and this water is allowed to run out below the town into the flat valley below. There it has formed fertile grassland and is used to grow crops of various types including hay and alfalfa gardens etcetera. This has not been lost on the Ejido owners of the Niko area. They are anticipating with relish, similar water discharge which will occur if a mine is developed and are very enthusiastic about the potential mine development. This area is accustomed to mining where it has been going on for centuries. It is therefore anticipated that if economic discoveries are made, a fair market value for a long term lease (99 years with renewal) for the small portion of the surface land necessary for mine surface infrastructure be easily negotiated. This will be acceptable if any pumped mine water is channeled to the surface owners for their use. Since a relatively small portion of the total project area will be actively disturbed by mining, it is likely that grazing will continue over inactive land. This is fairly typical of other Mexican mine areas where grazing co-exists with undisturbed mine lands.

Environmental Liabilities to Which the Properties are Subject

There are no known environmental liabilities to which the properties are subject. An environmental baseline study, as required by exploration regulation, will be done before any roadwork or drilling can be permitted.

Any sensitivity of the area around the Estrella breccia pipe is alleviated by the recent construction of a new road and sanitary land fill only a few hundred meters south of the pipe. This installation certainly cancels out any pristine characteristics of the area – which were never a consideration anyway. If a mine is developed, mine waste and tailings can be integrated into a major sanitary land fill operation that would benefit the whole area.

If a mine were to be developed, an archaeology evaluation of the minor area to be disturbed by surface mine infrastructure would be made. Since only underground operations are envisioned this area would be small. There are no known archaeologic remains. Thus any archaeological recovery effort is believed to be of minor impact and importance.

Permits Which Must Be Acquired to Conduct Work on the Properties

Permits, which must be acquired to conduct work on the Denuncios are part of the Mexican mining regulations. These include an Environmental Base Line study whose purpose is to document what is extant on the mining land before anything is done by the operator. This is a relatively simple study that documents the condition of area of proposed road access and drill sites through site visits, ground photography and notes. Recent high resolution space imagery or aerial photography, not required, is a good idea as it documents in great detail the surface conditions before any surface disturbance by the current operator. Thus, the permitee is not responsible for anything that may have been done by predecessors. This is the first step in obtaining permits for building new roads and drill sites and drill permits.

First Majestic has started on the Environmental Base Line Study as a first priority, and has contracted with a firm for such work which started on the week of October 6, 2003. Once this permit has been submitted along with drill permit applications, the government department of environment has 15 days to respond. If such response is not received within that time, it is by regulation automatically approved and the operator can commence work with out further delay.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Topography, Elevation, and Vegetation

The Property is located in the State of Chihuahua, approximately 3.5 km west of the town of Saucillo and about 3 km west of the Pan-American Highway. The center of the property is at UTM Coordinates 3,099,000m N, 465,000m E, or approximately 28 degrees, 02 minutes N, 102 degrees 22 minutes, 30 seconds west. It is 87 km by Federal (Pan-American) Highway D45 south of the capital

city of Chihuahua (City). The large farming town of Delicious, with first class accommodations, lies 24 km north along D45. It lies a within Chihuahuan Desert, in the Basin and Range geologic province of the Mexican altiplano at an elevation of 1,250 meters. The climate is dry with hot summers and cool winters with little if any snow. However, streams and rivers coming from the Sierra Madre Occidental which lie just beyond 50 km west have been dammed for hydroelectric and agricultural purposes. This water source plus water pumped from aquifers allows extensive agriculture in the plains just east of Niko in this area. Cotton, alfalfa, fruit trees including citrus and apples in the higher valleys, pecans, walnuts, pistachios etc. in lower elevations are grown extensively and make this area very prosperous and well developed.

The elevation ranges from about 1,250 meters to 1,400 meters above mean sea level.

Topography varies from almost flat to somewhat rugged. Jagged steps on the hillsides are developed in more resistant limestone layers

Vegetation is comprised mainly of grass with some cactus and low thinly scattered scrub brush generally a meter to two meters high consisting primarily of creosote (also called gobernadora, locally) and white thorn acacia characteristic of the high Chihuahuan Desert. Along the major drainages mesquite trees are found.

Little if any snow occurs at this elevation and rainfall comes primarily during the winter rainy season from November through February. Summer temperatures sometimes exceeding 42 degrees C (105 degrees Fahrenheit) occur during the summer months of June through September. Sporadic and irregularly distributed, sometimes severe thunder showers occur during the months of July, August and September. Rainfall averages about 25 cm – 30.5 cm (10 - 12 inches) annually but is quite variable Visibility because of the dry climate is excellent and is generally more than 160 km (100 miles).

Access to the Property

Access to the Niko-Estrella is excellent.

International air connections are available in Tucson, Arizona or Vancouver connecting to the International Airport at Chihuahua City- the Capital of Chihuahua State. Automobiles may be rented there. There are four star hotels in Chihuahua city and nicely appointed, clean and much less expensive hotels as well. The Niko-Estrella property is located approximately 87 km southwest of Chihuahua City by divided Federal toll highway D45. The turnoff to the property is at the Conchos railway station also on the highway. From there it is approximately 3 km by passenger car accessible road to the Estrella breccia pipe. Good accommodations ranging up to a four star hotel is

available at the small agricultural city of Delicias, 24 km north along highway D45. The small farming town of Saucillo is only 3 km from the property.

A good network of secondary dirt roads within the Project boundaries gives good access to all areas

Infrastructure

Power

Electric power provided by nearby hydroelectric dams provides plentiful and inexpensive power. A 220 Kv transmission line runs near the eastern boundary of the property. Natural gas and abundant fuel are available in the nearby towns.

Water

Ground water is probably accessible by wells at a depth of about 100 meters or less in the valley floor. A major canal (Canal Principal Numero Cinco) passes no more than a few hundred meters from the northeast corner of the property. There is probably sufficient ground water on the property for any conceivable mining operation.

Labor

While the area is quite prosperous by Mexican standards, good jobs are in short supply. Experienced underground miners would be attracted to a mine at Niko-Estrella because of the proximity of the very nice city of Delicias and the short commute time on a major highway. We have been told (verbal communication, Ayax Alba) that many of the management and miners would leave Naica to work at a development at Niko, because of more favorable living environment.

Area for Mine Installations

There is sufficient area for any anticipated mine development including open pit heap leaching. With careful preplanning the topography is such that any mining operation would not be noticeable from heavily traveled roads and could be integrated with municipal sanitary land fill activities.

HISTORY

There are small mercury prospects in the North Niko hills and associated ruins of old brick retorts. There are also numerous shallow prospects scattered over all the Niko hills prospecting silver manganese veins. There has also been a limited amount of marble quarrying in the uniformly marbleized limestone. There is no historical record of any of these operations.

INTRODUCTION TO GEOLOGICAL AND EXPLORATION SETTING

The Niko Estrella area lies more or less centered in the Mexican altiplano belt of polymetallic carbonate replacement deposits. This province stretches from Taxco, through Zacatecas, through Torreon, past Chihuahua and continues into southwest Texas. Numerous mines have been operated for centuries since shortly after the discovery and conquest of Mexico by Europeans. These are very numerous and include the very large deposits of Santa Eulalia, Providencia – Concepcion del Oro, Naica, San Martin, Charcas, Velardena, Catorce, Zimapan, Sierra Mojada, Mapami, Cerro San Pedro, La Encantada, Plomosas, Sierra Almoloya, San Carlos, San Pedro Coralitos, Los Lamentos and many more small ones. As a generalization, they are all characterized by mineralization in limestone host rocks thus the name CRD or carbonate replacement deposits. Ore metals include silver, lead, zinc, copper, gold, tungsten, molybdenum and associate metals – manganese, mercury, arsenic, antimony, tin, vanadium, bismuth, cobalt, and barium. Other pathfinder elements are not well known, nor are distal metal zoning patterns as multi-element geochemistry has only been common in the last decade and distal surveys are generally not done.

Many deposits are associated with intrusive rocks or intrusives inferred from geophysical studies. Some have no apparent association. The deposits around Niko (Naica & Santa Eulalia) are associated with strong manganese halos as is Niko. Some in other areas are not. Little is known about the distal characteristics of the alteration zones of these deposits. Most have been so high grade for so many years that little attention was paid if sulfides were not in "sight". Multi-element geochemical analyses have generally not been done – although such a comprehensive study was completed about a year and a half ago at Naica. The result was the reported discovery of a previously unsuspected ore zone beneath manganese veins. General results are being held in close confidence by the mining, operating and exploration units of the company.

DEPOSIT TYPE - GEOLOGY

Summary

The Niko-Estrella property is thought to be a very large but distal portion of a typical polymetallic CRD deposit. In the south Niko hill, comprising the property, numerous black manganese-silver veins are common around the base of the hills, corresponding to flat lying limestone which in turn is marbleized apparently concordantly with bedding. During the last phase of work done in 1997, the large (60 x 80 meter) Estrella pipe was located. Until now additional work

awaited more favorable metal prices. Except for the geochemistry, which reveals subtle patterns invisible to the naked eye, the geology and alteration appears quite monotonous.

STRATIGRAPHY

General

The outcrops in the Niko hills have not received much study. The formation appears to correspond to the Aurora formation whose type locality is at the Naica mine. It is more than 1,000 meters thick. The overlying and easily identified Benavides formation, a series of calcareous shales with abundant macrofossils also occurring at Naica is either not present at Niko or lies under cover. However, on the northwestern most flank of the Niko Norte hills a muddy limy siltstone has been mapped that might be the Benavides formation. At Naica it is 30 to 60 meters thick. These formations are of Cretaceous age.

STRUCTURE

Folds

The limestones which make up the Niko hills are essentially flat lying with only broad open slight folds being noticeable.

Faults

Major faulting is conspicuously absent at Niko. This may be due to the massive, uniform and thick character of the limestones. Any fault offset would not be noticed since there are essentially no marker horizons. The massive limestone tends to "heal" fractures.

MINERALIZATION

Mineralization in the Niko Estrella area is particularly subtle. Pervasive marbelization of the limestones is the most widespread effect. Cinnabar bearing vein zones in the Niko Norte hills are made more obvious by shallow pits and excavated caves in travertine host rock. Numerous fracture zones in the Niko Sur (south) hills are typical of what would be seen distally above a Naica – Santa Eulalia type system. But these are subtle indicators important only to those who have carefully studied the distal characteristics of this type of mineral system. It is the Estrella breccia pipe (chiminea) that is the profound indicator of what lies below. And only if its similarity to the Torino-Tehuacan pipe at Naica is realized.

Geochemistry

Existing Geochemistry

In 1996 and 1997 JABA collected biogeochemical, soil and rock chip samples along "fence" lines across the Niko hills spaced at 1 km intervals with samples collected every 100 meters along the lines. These were collected under Enrique Saldana's supervision. Saldana had been trained in Tucson by JABA geochemical consultant Shea Clark Smith in proper sample collection and methodology, and used the standard JABA sample collection technique so that results are optimized. Rock chip samples consisted of a kilogram of chips from a radius of 2 meters (6 feet) around a point that were characteristic of that point. The soil consisted of a kilo of soil extracted with a "cleaned" shovel from the top of the B-horizon. The vegetation samples were clipped from the north side of creosote or white thorn acacia, consisting of the tips of growing twigs of 10 or more plants along the 100-meter interval. Approximately 2-kilo samples were collected and put into a 7 in X 12 inch Hubco sample sack. All samples were shipped from Mexico to the MEG labs in Carson City, Nevada. There the rocks were crushed to minus 10 mesh and split with a bucket splitter. Two hundred grams were pulverized to -200 mesh and placed in a paper envelope. The soil samples where screened to minus 80 mesh and split with 200 grams going into a paper envelope. The vegetation samples went through the following process: washing in a standard washing machine in the original sample bag to remove any wind blown dust or other contaminates; dried in a microwave oven; leaves removed by hand so that only twigs are retained; the twigs macerated in a Waring blender and then ashed in a kiln, the ash split and an assay sample placed in a paper envelope and the remainder retained. All samples were re-numbered with a random numbers (a key is kept to retrieve the original number) and standards, blanks and repeat samples introduced every 20 samples – all this for QA-QC control. The samples were then shipped to USML (US Mineral Laboratories) of Highland California, USA – determined by Smith to have the most reliable, lowest detection limit then available. Thirty-six elements were analyzed for, and Smith did QA/QC analysis for each shipment. The data were then e-mailed to JABA where their locations on the computer map base and Interdex software was used to contour the results.

To conserve expenses, only two lines crossing in the center of the Niko Norte Hills were analyzed. This was to determine if useful geochem signatures being obtained. It appeared that there were very strong and reliable geochem results, particularly in the vegetation samples. Unfortunately, by this time the metals market had crashed. The samples from the other four lines were put into safe storage in JABA's warehouse. These 142 samples are now ready to be shipped for the same processing procedure. USML is no longer in business, having fallen victim to the metals depression.

Conclusions Regarding Geochemistry and Current Work

Strong anomalies of molybdenum, silver, lead, zinc, antimony, arsenic and gold can be noted in the results of the first two lines- Figures 2, 3, & 4. Results are more consistent in vegetation samples.

The remaining 142 samples from the 1996-97 sampling program have been taken out of storage and shipped for analysis. The vegetation samples will be processed by MEG Labs in Carson City and then sent to Acme Labs in Vancouver B.C., Canada which Geochemical Consultant Clark Smith's research finds to be the best lab currently in operation for this type assay procedure. They have developed a procedure for vegetation assaying that does not require ashing. This will save in sample prep costs and allows determination of the mercury content. Mercury was driven off during ashing and was lost in the earlier process. Acme is a Certified Laboratory. Results are pending at the time of this writing.

Assuming positive results from these samples, an additional geochemical sampling program should be designed.

SAMPLE PREPARATION, ANALYSIS AND SECURITY

All future samples of all types including drill core and cuttings will be collected by technicians supervised by experienced geologists- geochemists. They will be collected in appropriate sample containers large enough to assure a representative sample and enough so that replicate assays may be run if required. Core will be split using a mechanical splitter or diamond saw. One half of core will be bagged in cloth bags. For geochemical rock samples, approximately 2 kilograms of chips will be collected and placed in numbered cloth or plastic bags then encased in a second plastic bag to avoid breakage and any possibility of contamination. Vegetation samples from creosote or white thorn acacia will be collected in 7 inch X 12 inch cloth Hubco sample bags. About 2 kilograms of vegetable matter will be collected. Approximately 1 kilogram of soil will be collected in Hubco cloth sacks.

Samples will be packed in specially designed card board boxes weighing no more than 50 pounds (about 22.73 kilograms). A chain of custody document will be filled out for each shipment which will then be transported to the JABA warehouse in Tucson, Arizona. There it will be transshipped, without opening, by common carrier to MEG labs in Carson City, Nevada.

In the MEG labs all samples will be inventoried and assigned a random number code. This is part of the QA/ QC procedure and is done to avoid lab bias and detect lab errors.

Soil samples will be screened to minus 80 mesh. After an aliquot is taken for mercury soil gas detection which will be done by MEG the remaining material will be carefully split and a 100-gram sample pulp packed in standard paper envelopes.

The core and rock samples will be crushed to minus 10 mesh and split with 500 grams being crushed to minus 200 mesh by MEG in Carson City. A 100-gram assay pulp will then split out and packed in standard paper envelopes.

All sample pulps will be shipped by airfreight to the Acme analytical laboratory in Vancouver, British Columbia, Canada – a Certified Laboratory. Gold and silver will be fire assayed with an AA finish. A partial digestion will be done on another aliquot and 53 elements including platinum and palladium will be determined by ICP analysis. Preliminary results will be e-mailed to First Majestic in Vancouver and JABA in Tucson which will be followed by mailed paper copies signed by the laboratory. These paper copies will be archived at the JABA office in Tucson, Arizona.

Remaining sample reject and additional sample pulps remain at the MEG sample lab in Reno where they will be stored for 6 months or longer as required.

Chain of Custody documents will be maintained for all samples.

It is the opinion of author (Qualified Person Jonathan DuHamel) that sampling, chain of custody procedures, sample preparation and analytical procedures are of the highest quality.

DATA VERIFICATION

The whole purpose of the various sampling procedures to be done in this Phase I field-testing is to verify sampling methodology, laboratory accuracy and precision and choose the best methodology based on analysis of controlled field results. Standard samples and blanks will be inserted with random numbers by MEG labs approximately every 20 samples to check lab precision and accuracy.

GEOPHYSICS

Summary of Past Work

Government aeromagnetics have been briefly reviewed. There are no apparent anomalies. However this is not necessarily negative as some CRD deposits are associated with aeromagnetic anomalies and some are not.

To the knowledge of the authors, there have been no ground geophysical surveys run over the Niko Estrella project area.

CSAMT and NSAMT Electrical Geophysics

Brief Description of the Methodology

Controlled Source Audio-Frequency Magneto Tellurics makes use of electromagnetic waves in the audio or hearing range of frequencies. These electromagnetic waves are originated by a relatively large generator using a one mile long antenna parallel and at least three miles away from the line to be surveyed. The generator puts in pulses of electricity a various frequencies. The lower the frequency the greater the depth penetration along the survey line. Measurements of electric and magnetic field along the survey line are made and related to resistivity which are in turn related to geologic and mineral features. Readings taken at varying frequencies result in determining where the response is coming from at various depths related to the frequencies. Thus depth soundings are made. If parallel lines are surveyed then the 2-dimensional cross sections can be combined into a 3 dimensional model to in order to visualize geologic and mineral features in 3 dimensions. This can then be correlated to drill hole intercepts or other geologic projections. NS or natural source AMT simply uses natural electromagnet fields that are constantly coursing over the earth's surface generated by lightning discharges going on all over the world. These have a lower frequency than can be generated locally and are less affected by local cultural effects. Using both together results in optimal near surface response to depths of 300 to 500 meters as well as good depth penetration to 500 to 700 meters.

Zonge has recently had good success in using this method to make verified blind ore body discoveries at Taxco, Guerro State, Mexico (Van Reed and Blackaller, 2003 - Private report). This mining district has strong similarities to the Niko Estrella – Naica-Santa Eulalia mineral systems.

Current Geophysical Work

To image the Estrella pipe so that it's 3-dimensional position in space can be ascertained a detailed CSAMT survey was completed. This was done in the following way. An east-west Center Line was centered over the Estrella pipe, lines extending 750 meters in either direction. This center line was offset north and south 50 meters by two additional lines of the same length centered on the pipe. Two additional lines offset to the north and south 100 meters from the 50 meter offsets and the same length were added. An area of data collection 300 meters wide and 600 meters long is centered on the pipe. The data was collected on 25 meter electrode spacings. Depth penetration is expected to be at least 300-500 meters.

An NSAMT line was also run to get greater depth penetration and to reconnoiter the geophysical response along its trend. It too was originated at the centroid of the Estrella pipe – which is also the center of the E-W Center Line run using CSAMT described above. Its trend is N 54.5 degrees W. It extends southeast 1 km from the centroid of the Estrella Pipe along the mountain

– pediment boundary. It extends 2.5 km northwesterly from the pipe along the pediment. The total length is 3.5 km and electrode spacing will be 100 meters. Depth penetration should be in excess of 400 meters and perhaps as deeply as 600 to 800 meters.

Field work started the week of October 6 and was completed the week of October 20, 2003. Data is currently being processed and results and final report is expected in the latter half of November.

RESPECTFULLY SUBMITTED:

QUALIFIED PERSON

"Jonathan DuHamel"

Jonathan DuHamel, Registered Professional Geologist AZ#19194, Consulting Geologist, Qualified Person, October 31, 2003

QUALIFIED PERSON CONSOLIDATED JABA INC.

"James A. Briscoe"

James A. Briscoe, Registered Professional Geologist AZ#9424, CA #518,
President, Consolidated JABA, October 31, 2003

CERTIFICATE OF QUALIFIED PERSON FOR NATIONAL INSTRUMENT 43-101

My name is Jonathan E. DuHamel, US Passport # 053871781 and I reside at 3150 W. Camino del Saguaro, Tucson, AZ 85745-1504. My Telephone and Fax number is 520.743.9415.

I am a Consulting Economic Geologist, and have been practicing this profession for 33 years.

I have a B.Sc. in Geological Engineering from the Colorado School of Mines, Golden Colorado, USA, 1966, and an M.Sc. in Geology also from the Colorado School of Mines, 1968.

I have been engaged in the practice of Exploration Geology since 1966 working for Phelps Dodge Corporation from 1970 through 1997 and have consulted for several companies and individuals since 1997.

I am a past member of the Society of Economic Geologists and the Society for Mining Metallurgy and Exploration (SME). I gave up my membership in those organizations in 1997 upon retirement from Phelps Dodge. I am currently a member of the Arizona Geological Society and have been a Registered Professional Geologist in Arizona # 19194 since 1983.

I am a Qualified Person for the purposes of this document. My 8 years academic training and 33 years of the practice of Economic Geology qualify me to make scientific observations, decisions and comments requested and required by my consulting contract with FIRST MAJESTIC Inc.

The sections of the report I was primarily responsible for are: Summary, Introduction and Terms of Reference, Disclaimer, Property Description and Location, Accessibility, Climate, Local Resources Infrastructure, and Physiography, History, Introduction to Geological and Exploration Setting, Sample Preparation Analysis and Security, and I have reviewed and agree with Recommendations, as well as having made as a general review of the report.

I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, or the omission to disclose of which would make the report misleading.

I am a completely independent Consulting Geologist. I have no permanent employment nor ongoing consulting contract with FIRST MAJESTIC Inc. Consolidated JABA Inc. or any of their subsidiaries or affiliates (of the Companies), nor the Joint Venture between them nor do I expect to be employed by either of the Companies in the future. I hold no securities of the Companies nor expect royalties or other like compensation from the Companies. I do not and did not receive a majority of my income from my consulting relationship with the Companies in the preceding three years. I do not own or hold any portion nor have an agreement, arrangement, or understanding to hold or become an insider of or obtain a royalty from any company, partnership, proprietorship or other entity which owns adjacent property within two kilometers of the Niko Estrella project.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with NI 43-101 and Form 42-101F1.

Executed this day of October 31, 2003

"Jonathan E. DuHamel"

Jonathan E. DuHamel
Consulting Geologist

CERTIFICATE OF
QUALIFIED PERSON
FOR NATIONAL INSTRUMENT 43-101

My name is James A Briscoe, US Passport #054609606 and I reside at 5610 E. Sutler Lane, Tucson, AZ 85712. My Telephone number is 520.327.7440 and my Fax number is 520.844.1118.

I am a Consulting Economic Geologist, and have been practicing this profession for 39 years.

I have a B.S. in Exploration Geology from the University of Arizona, College of Engineering and Mines, Tucson Arizona, USA, 1964, and an M.S. in Exploration Geology also from the University of Arizona, 1967.

I have been engaged in the practice of Exploration Geology since 1964 working for The American Smelting and Refining Corporation (now ASARCO) from 1965 through 1968 and have consulted for numerous companies and individuals since then.

I am a past member of the Society of Economic Geologists and the Society for Mining Metallurgy and Exploration (SME). I am currently a member of the Arizona Geological Society, the Society of Exploration Geochemists, and the New Mexico Geological Society and have been a Registered Professional Geologist in Arizona # 9424 since 1972 and California #518 since 1969.

I am a Qualified Person for the purposes of this document. My 7 years academic training and 39 years of the practice of Economic Geology qualify me to make scientific observations, decisions and comments requested and required by my position of President and CEO of Consolidated JABA Inc., and President of JABA (US) Inc. I worked on the Niko Estrella Project from approximately 1996 to the present date of September 26, 2003.

The sections of the report I was primarily responsible for are: Recommendations, as well as a general review from my on site perspective of the other portions of the report.

I am not aware of any material fact or material change with respect to the subject matter of the technical report, which is not reflected in the technical report, or the omission to disclose of which would make the report misleading.

I am a permanent employee of Consolidated JABA Inc. and its subsidiary JABA (US). I hold securities of the Company.

I have previously worked in the area of this project since 1996 in the employee of Consolidated JABA and its subsidiaries.

I have read National Instrument 43-101 and Form 43-101F1 and the technical report has been prepared in compliance with NI 43-101 and Form 42-101F1.

Executed this day of October 31, 2003

"James A. Briscoe"

James A. Briscoe, President and CEO of Consolidated JABA Inc.

REFERENCES CITED AND BIBLIOGRAPHY

9/23/03

Almada, R. F., 1945, Geografia del Estado de Chihuahua: Ruiz Andoval, S. A., Chihuahua, Mexico, 629 p.

Benham, W. M., 1929, The Parcionera Group: Unpub. Private Report, Amer. Smelting Refining Co., Feb. 14, 1929, 32 p.

Blount, J. G., 1983, The Geology of the Rancho Los Filtros Area, Chihuahua, in, Geology and Mineral Resources of North-Central Chihuahua, K. F. Clark and P. C. Goodell, eds., El Paso Geological Society Guidebook, p. 157, 164.

Bond, B. R., 1987, Selective Trace Element Geochemistry, San Antonio Mine, Santa Eulalia, Chihuahua, Mexico: unpub. M.S. Thesis, Univ. of Arizona, Tucson, Ariz., 193 p.

Bravo, N., 1968, Geologia de los Depositos Minerales en el Distrito de Naica, Chihuahua: Tesis Prof., Int. Pol. Nal., 40 p.

Burrows, R. H., 1910, Geology of Northern Mexico: Soc. Geol. Mexicana, Bul. V, pt. 7, p. 85-103.

Campa, M. F. and Coney, P. J., 1983, Tectono-stratigraphic Terranes and Mineral Resource Distributions in Mexico: Canadian Journal of Earth Sciences, v. 20, p. 1040-1051.

Campa, M. F., 1985, The Mexican Thrust Belt: in Howell, D. G., ed., Tectonostratigraphic Terranes of the Circum Pacific Region: CircumPacific Council for Energy and Mineral Resources, Houston, p. 299-313.

Clark, K. F., Damon, P. E., Schutter, S. R. and Shafiqullah, M., 1979, Magmatismo en el norte de Mexico en relacion a los yacimientos metaliferos: Assoc. Ing. Minas Met. y Geol. Mexico., Mem. Tec. XIII, p. 8-57.

Clark, K. F. and Ponce, B. F., 1983, Summary of the Lithologic Framework and Contained Mineral Resources in North Central Chihuahua, in, Geology and Mineral Resources of North-Central Chihuahua, K. F. Clark and P. C. Goodell, eds., El Paso Geological Society Guidebook, Oct. 7-9, 1983, p. 76-93.

Clendenin, T. P., 1933, Report on Geologic Study of West Camp, Santa Eulalia District: Unpub. Private Report, Amer. Smelting Refining Co., Dec. 26, 1933, 72 p.

Cumming, G. L., Kesler, S. E. and Krstic, D., 1979, Isotopic Composition of Lead in Mexican Mineral Deposits: Econ. Geol., v. 74, p. 1395-1407.

De Ford, R. K., Haenggi, Y. and Walter, T., 1971, Stratigraphic Nomenclature of Cretaceous Rocks in Northeastern Chihuahua: in The Geologic Framework of the Chihuahua Tectonic Belt, West Texas Geol. Soc. Pub. no. 71-59.

de la Fuente, F. E., 1969, Geologia de la Mina El Potosi, Distrito Minero de Santa Eulalia, Chihuahua: Tesis Prof., Univ. Nac. Auto. de Mexico, 138 p.

Franco-Rubio, M., 1978, Estratigrapfia del Albiano Cenomaniano en las Region de Naica, Chihuahua, Revista del Instituto de Geologia de la Universidad Autonoma de Mexico, v. 2, n. 2, p. 132-149.

Erwood, R. J., Kesler, S. E., and Cloke, P. L., 1981, Compositionally District Saline Hydrothermal Solutions, Naica, Chihuahua, Mexico: Econ. Geol., v. 74, p. 95-108.

Hadley, W. P., 1975, Mining Society in the Santa Eulalia Mining Complex, Chihuahua, Mexico, 1709-1750: unpub. PhD. Dissert., Univ. Texas, Austin, Texas, 365 p.

Hewitt, W. P., 1943, Geology and Mineralization of the San Antonio Mine, Santa Eulalia District, Chihuahua, Mexico: Geol. Soc. America Bull., v. 64, p. 173-204.

Hewitt, W. P., 1968, Geology and Mineralization of the Main Mineral Zone of the Santa Eulalia District, Chihuahua, Mexico: Am. Inst. Mining Eng., Trans. v. 240, p. 229-260.

Kimball, J. P., 1870, The Silver Mines of the Santa Eulalia District, Chihuahua, Mexico: Amer. Jour. Sci., 2nd Series, v. 49, p. 161-175.

Lofquist, D. J., 1986, Depositional Environment and Petrology of the Cretaceous Carbonates Hosting Pb-Zn-Ag Mineralization at Santa Eulalia and Naica, Chihuahua, Mexico: unpub. M.S. Thesis, Univ. Arizona, Tucson, Ariz., 46 p.

Maldonado, E. D., 1979, Geology de la Mina San Antonio, Unidad Minera Santa Eulalia, Chihuahua, Mexico: Tesis Prof., Univ. Auto. de San Luis Potosi, 83 p.

Maldonado, E. D. and Megaw, P. K. M., 1983, Geology of the Santa Eulalia Mining District, Chihuahua, Mexico, in, El Paso Geological Society Guidebook for 1983 Field Conf., Oct. 7-9, 1983, p. 367-376.

Megaw, P. K. M., 1986, Mineralogy of the Santa Eulalia Mining District, Chihuahua, Mexico: Rochester Acad. Sci. 13th Mineral Symposium, April 10-13, p. 21-31.

Megaw, P. K. M., 1986, Geology and Geologic History of the Santa Eulalia Mining District, Chihuahua, Mexico, in, Clark, K. F., Megaw, P. K. M. and Ruiz, J., eds., Lead-Zinc-Silver Carbonate-hosted Deposits of Northern Mexico: Soc. Econ. Geol. Guidebook, Nov. 13-17, 1986, p. 179-212.

Megaw, P. K. M., 1986, Argentiferous Manganese-oxide Alteration in Wall and Capping Rocks of the Santa Eulalia Mining District, Chihuahua, Mexico: Geol. Soc. America, Abst. with programs, p. 693.

Megaw, P. K. M., 1987, Oxygen and Carbon Isotopic Shifts Between Altered and Unaltered Limestone in the Peripheries of the Santa Eulalia Mining District, Chihuahua, Mexico: Geol. Soc. America, Abst. with programs, v. 19, p. 769.

Megaw, P. K. M., 1988, Geochemical Characteristics of Spatially Distinct Massive Sulfide and

Skarn Mineralization in the Santa Eulalia Mining District, Chihuahua, Mexico: Geol. Soc. America, Abst. with programs, v. 20, n. 7, p. A36.

Megaw, P. K. M., 1989, Sulfur Isotope Geochemistry of the Santa Eulalia Mining District, Chihuahua, Mexico: Geol. Soc. America, Abst. with programs, v. 21, n. 6, p. A150.

Megaw, P. K. M., 1990, Mineralization in the Santa Eulalia Mining District, Chihuahua, Mexico, in, Clark, K. F., ed., Mexican Silver Deposits: Soc. Econ. Geol. Guidebook, March 7-11, 1990, p. 27-39.

Megaw, P. K. M. and Miranda, M. A. G., 1988, Magmatic-Hydrothermal Breccias and Ag-Pb-Zn Mineralization in the Potosi Mine, Santa Eulalia Mining District, Chihuahua, Mexico: Am. Inst. Mining Eng. Abst. 117th Ann. Mtg., Phoenix, Arizona, p. 96.

Megaw, P. K. M., Ruiz, J. and Clark, K. F., 1986, High-temperature, Carbonate-hosted Base Metal Deposits of the Velardena, Naica, and Santa Eulalia Mining District, Northern Mexico - An Overview and Synthesis, in, Clark, K. F., Megaw, P. K. M. and Ruiz, J., eds., Lead-Zinc-Silver Carbonate-hosted Deposits of Northern Mexico: Soc. Econ. Geol. Guidebook, Nov. 13-17, 1986, p. 279-300.

Megaw, P. K. M., Ruiz, J. and Titley, S. R.., 1988, High-temperature, Carbonate-hosted, Pb-Zn-Ag Massive Sulfide Deposits of Mexico - An Overview: Econ. Geol., v. 83, p. 1856-1885.

Padilla, G. R. A.., 1987, Exploracion de la Mina El Potosi, Distrito Minero de Santa Eulalia, Chihuahua: Tesis Prof., Univ. Auto. Chihuahua, 52 p.

Palacios, M., Querol, F. and Lowther, G. K., 1985) Geology and Genesis of Mineral Deposits of Naica, Chihuahua (in Spanish): in Geologia Econmica de Mexico, G. P. Salas, ed., Fondo de Cultura Economica, 1988, p. 337-344.

Prescott, B., 1916, The Main Mineral Zone of the Santa Eulalia District: Am. Inst. Mining Eng., Trans. v. 51, p. 57-99.

Prescott, B., 1926, The Underlying Principals of the Limestone Replacement Deposits of the Mexican Province: Eng. Min. Jour., v. 122, p. 246-253.

Querol, F and Vallejo, A.., 1990, Geology and Genesis of Naica Ore Deposits, Chihuahua, in, Clark, K. F., ed., Mexican Silver Deposits: Soc. Econ. Geol. Guidebook, March 7-11, 1990, p. 47-58.

Ramirez, J., 1884, Riqueza Minera de Mexico: Of. Tip. Sec. Fomento, 1884, Mexico, D. F., p. 128.

Ruiz, J. and Barton, M. D., 1985, Geology and Geochemistry of Naica, Chihuahua, Mexico: Am. Inst. Mining Eng. Preprint 85-43, Annual Meeting, New York, 5 p.

Ruiz, J., Sweeney, R. and Palacios, H., 1986, Geology and Geochemistry of Naica, Chihuahua, Mexico, in, Clark, K. F., Megaw, P. K. M. and Ruiz, J., eds., Lead-Zinc-Silver Carbonate-hosted Deposits of Northern Mexico: Soc. Econ. Geol. Guidebook, Nov. 13-17, 1986, p. 169-178.

Salas, G. P., 1975, Carta y Provincias Metalgeneticas de la Republica Mexicana: Cons. Rec. Minerales, Pub. 21-E, p. 242.

Spurr, J. E., 1911, Geology of the Main Mineral Belt of Santa Eulalia District, Chihuahua, Mexico: Unpub. Private Report, Amer. Smelting Refining Co., Feb. 1911, 46 p.

Stone, J. G., 1959, Ore Genesis in the Naica District, Chihuahua, Mexico: Econ. Geol, v. 54, p. 1002-1034.

Titley, S. R.. and Megaw, P. K. M., 1985, Carbonate-hosted Ores of the Western Cordillera - An Overview: Am. Inst. Mining Eng. Preprint 85-115, 17 p.

Trigos, S. G., 1987, Mineralogy of Opaques of Naica: Unpub. Report, Dept. Geol. Research, Compania Fresnillo, S.A. de C.V., 40 p.

Trigos, S. G., 1988, Gold in Naica: Unpub. Report, Dept. Geol. Research, Compania Fresnillo, S.A. de C.V.

White, L., 1980, Mining in Mexico, Eng. and Min. Journal, v. 181, 275 p.

Wilson, I. F., 1956, El Distrito Minero de Naica, Chihuahua, Mexico, XX International Congress Guidebook and Excursions, A2 and A5, p. 63-75.

FIGURES
FOLLOW THIS PAGE IN NUMERICAL ORDER


NEVADA
UTAH
ARIZONA
NEW MEXICO
Las Vegas
CALIFORNIA
Phoenix
Tucson
Santa Eulalia
Niko,
Chihuahua,
Mexico
Pacific Ocean
Hermosillo
Chihuahua
Niko
MEXICO
Naica
Gulf of California
100 Miles
WORLD-CLASS MINES

Figure 1 - Location Map of Southwestern USA & Mexico



Niko Norte
Niko Property Boundary
Estrella Breccia Pipe
Niko Estrella
Area of Mutual Interest
28° 02' 30" N
102° 22' 30" W
NORTH
Declination 10°45' E

Figure 2 - Niko Estrella and Niko Norte Project Boundary Map

(From the Ciudad Delicias, 1976 & Naica, 1975 - 1:50,000 Topographic Quadrangles)



Niko Norte
Niko Estrella
Breccia Pipe
EXPLICACION
Depositos aluviales y suelos
Depositos materiales suelto de talud
Calizas gruesas o masivas(Albiano) (Fm.Aurora?) (Fm.Loma de Plata) (Debil recrist. en partes)
Calizas arcillosas y Lutitas Calc. estratos delgados (30-50 m.) (Fm.Benavides) (Fm.Aurora?)
Obra Minera
Banco de marmol
Falla
Limite de alteracion
Fte. recrist. y marmolizacion
Mod. recrist., blanqueamiento
Stockwork
Vetas calcita-siderita-oxidos de Fe y Mn
Estratificacion
Lotes mineros de JABA
Muestra de Roca
Muestra de Suelo y Vegetal
V-G Gobernadora
V-A Acacia ?
V-E Enredadera de suelo?
V-O Oregano
V-X Planta desconocida
Gold
Silver
Arsenic
Antimony
Lead
Molybdenum
Zinc
Niko-Estrella Project
Geologic Map with
Soil Geochem
(Saucillo, Chihuahua, Mexico)
JABA

Figure 3


Niko Norte
Niko Estrella
Breccia Pipe
EXPLICACION
Depositos aluviales y suelos
Depositos materiales suelto de talud
Calizas gruesas a masivas(Albiana) (Fm.Aurora?) (Fm.Loma de Plata) (Debil recrist. en partes)
Calizas arcillosas y Lutitas Calc. estratos delgados (30-50 m.) (Fm.Benavides) (Fm.Aurora?)
Obra Minera
Banco de marmol
Falla
Limite de alteracion
Fte. recrist. y marmolizacion
Mod. recrist., blanqueamiento
Stockwork
Vetas calcita-siderita-oxidos de Fe y Mn
Estratificacion
Lotes mineros de JABA
Muestra de Roca
Muestra de Suelo y Vegetal
V-G Gobernadora
V-A Acacia ?
V-E Enredadera de suelo?
V-O Oregano
V-X Planta desconocida
Gold
Silver
Arsenic
Antimony
Cadmium
Lead
Molybdenum
JABA

Niko-Estrella Project
Geologic Map with
Vegetation Geochem
(Saucillo, Chihuahua, Mexico)

Figure 4



Niko Norte
NSAMT
Breccia Pipe
CSAMT
Niko Estrella
EXPLICACION
Depositos aluviales y suelos
Depositos materiales suelto de talud
Calizas gruesas a masivas(Albiano) (Fm.Aurora?) (Fm.Loma de Plata) (Debil recrist. en partes)
Calizas arcillosas y Lutitas Calc. estratos delgados (30-50 m.) (Fm.Benavides) (Fm.Aurora?)
Obra Minera
Banco de marmol
Falla
Limite de alteracion
Fte. recrist. y marmolizacion
Mod. recrist., blanqueamiento
Stockwork
Vetas calcita-siderita-oxidos de Fe y Mn
Estratificacion
Lotes mineros de JABA
Muestra de Roca
Muestra de Suelo y Vegetal
V-G Gobernadora
V-A Acacia ?
V-E Enredadera de suelo?
V-O Oregano
V-X Planta desconocida
Gold
Silver
Arsenic
Antimony
Cadmium
Lead
Molybdenum

Niko-Estrella Project
Geology, Veg Geochem & Geophysics Lines
(Saucillo, Chihuahua, Mexico)
JABA
Figure 5


Niko Norte

Figure 6 - Dr. John Guilbert, Ayax Alba, Enrique Saldana and other Geologists
On the Outcrop of the Estrella Breccia Pipe



Figure 7 - Close View of the Estrella Breccia Pipe Manganese Mineralization

MATERIAL CHANGE REPORT
Form 53-901F Under Section 85(1) of the British Columbia Securities Act
Form 27 Under Section 118(1) of the Alberta Securities Act
National Policy 40 Yukon
(Individually, the "Act" and collectively, the "Securities Acts")

1. **Reporting Issuer**

First Majestic Resource Corp. (the "Issuer")
Suite 1305 - 1090 West Georgia Street, Vancouver, B.C. V6E 3V7

2. **Date of Material Change**

October 23, 2003

3. **Press Release**

State the date and place(s) of issuance of the press release issued under Section 85(1) (BC) and Section 118(1) (AB) of the Securities Acts.

October 23, 2003, Vancouver, B.C.

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions and the Yukon Registrar of Corporations.

4. **Summary of Material Change(s)**

Please see attached copy of news release for details.

5. **Full Description of Material Change**

Please see attached copy of news release for details.

6. **Reliance on Section 85(2)(BC) and Section 118(2)(AB) of the Securities Acts**

n/a

7. **Omitted Information**

n/a

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Keith Neumeyer, President and Director
1305 - 1090 West Georgia Street, Vancouver, B.C. V6E 3V7
Phone: (604) 541-9810

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 23rd day of October, 2003.

"Keith Neumeyer"
KEITH NEUMEYER
Director and President

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 541-9810 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **October 23, 2003**

The Company is please to announce the appointment of Mr. Paul F. Matysek to the board of directors; Mr. Matysek will be taking the role as Head of Business Development.

Paul Matysek, M.Sc., P.Geo., is a geochemist/geologist, and member of the Association of Exploration Geochemists. He is also registered with the Association of Professional Engineers and Geoscientists of British Columbia. He obtained a B.Sc. Degree in Geology from the University of Toronto, in 1980, and a M.Sc. Degree in Geology and from the University of British Columbia, in 1985. Mr. Matysek has worked in an executive or director capacity for several exploration and development companies including First Quantum Minerals Ltd., Vannessa Ventures Ltd., Clan Resources Ltd., Odyssey Resources Ltd, Mandalay Resources Ltd. and Consolidated Jaba Ltd. In the last 5 years he has focused on corporate development activities and has been instrumental in the acquisition and development of a number of significant precious metal and base-metal properties which include the 11.2 million ounce Las Cristinas Gold Project in Venezuela, the 2.4 million ounce Crucital Gold Project in Costa Rica and the 500,000 ounce plus Altintepe Gold Project in Turkey. Since 1999, Paul has been involved in obtaining over $20 million of exploration and development financing.

The Company has agreed to issue 200,000 director stock options to Paul Matysek in respect to his appointment. The stock options will be exercisable at a price of $0.60 for a period of three years.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

MATERIAL CHANGE REPORT

Form 53-901F Under Section 85(1) of the British Columbia Securities Act
Section 75(2) of the Securities Act, Ontario (the "Ontario Act")
Form 27 Under Section 118(1) of the Alberta Securities Act
National Policy 40 Yukon
(Individually, the "Act" and collectively, the "Securities Acts")

1. Reporting Issuer

First Majestic Resource Corp. (the "Issuer")
Suite 1305 - 1090 West Georgia Street, Vancouver, B.C. V6E 3V7

2. Date of Material Change

January 13, 2004

3. Press Release

State the date and place(s) of issuance of the press release issued.

January 13, 2004, Vancouver, B.C.

The Press Release was released to the TSX Venture Exchange and through various other approved public media and was SEDAR filed with the British Columbia, Alberta and Ontario Securities Commissions and the Yukon Registrar of Corporations.

4. Summary of Material Change(s)

Please see attached copy of news release for details.

5. Full Description of Material Change

Please see attached copy of news release for details.

6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

n/a

7. Omitted Information

n/a

8. Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Keith Neumeyer, President and Director
1305 - 1090 West Georgia Street, Vancouver, B.C. V6E 3V7
Phone: (604) 541-9810

9. Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, B.C., this 13th day of January, 2004.

"Keith Neumeyer"
KEITH NEUMEYER
Director and President

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

TSX Venture Exchange - FR **January 13, 2004**

Acquisition of the La Parrilla Silver Mine, Mexico

The Company is pleased to announce that it has signed a Letter Agreement with Mineral Santa Maria, S.A. de C.V. and Jose Antonio Gamiz Quiñones Mina Los Rosarios, S.A. de C.V. for the purchase of the La Parrilla Silver Mine located approximately 65 kilometres South-East of the city of Durango. The purchase includes all properties, assets and equipment and all mining concessions consisting of 280 hectares.

The company has agreed to pay a purchase price of US$3,000,000 for the La Parrilla Silver Mine payable over a period of twelve months. A final due-diligence program is commencing immediately and is expected to be completed by February 15th, all the legal formalities and formal documentation is anticipated to be completed by February 26th. Closing is scheduled for February 27th, at such time US$1,000,000 will be paid. The balance of the purchase price is payable as follows; US$500,000 May 27th, 2004; US$500,000 August 25th 2004; and US$1,000,000 February 26th, 2005. An additional payment of US$10,000 was paid on signing.

The La Parrilla Silver Mine operated between 1956 to 1999 and was shut down due to low silver prices. The vendors reported total tonnage mined during that period was approximately 750,000 tons, with an average grade of 300 g/t of silver and 1.5 % of lead and 1.5% zinc.

The La Parrilla Silver Mine is well located, 5 kms off the main Highway 45. Electricity and water are presently available at the mine. All the access is on paved road, labour is available locally and any other services required can be obtained in Durango or Vicente Guerrero city located 13 kms away.

The Company anticipates production will recommence within four months after closing. Capital expenses required to increase mine production to approximately 500 tonnes per day or 175,000 tonnes per year will be news released once the due diligence is completed.

Management is very excited by this opportunity to acquire the first cash flow producing asset for the Company. Discussions to acquire other similar assets are on going. Further news will be made when appropriate.

The purchase of the La Parrilla Silver Mine remains subject to completion of satisfactory due-diligence, receipt of any necessary regulatory approvals and formal purchase documentation. A finders fee is payable on closing of the transaction.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   FIRST MAJESTIC RESOURCE CORP. (the "Issuer")
   #1305 - 1090 West Georgia Street
   Vancouver, British Columbia V6E 3V7
   Phone: (604) 688-3033

2. **Date of Material Change**

   May 12, 2004

3. **Press Release**

   The press release was released on May 12, 2004 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Ontario Securities Commissions and the Yukon Registrar of Corporations.

4. **Summary of Material Change(s)**

   See attached press release for details.

5. **Full Description of Material Change**

   See attached press release for details.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Executive Officer**

   Keith Neumeyer, President
   Phone: (604) 688-3033

9. **Date of Report**

   May 12, 2004.

"Keith Neumeyer"
Keith Neumeyer, President

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, B.C., Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

May 12, 2004

TSX Venture Exchange - FR
Pink Sheets – FMJRF

Closing of La Parrilla Silver Mine Acquisition

First Majestic Resource Corp. (the "Company") is pleased to announce that it has closed on the purchase of the La Parrilla Silver Mine located outside of the City of Durango in Mexico as previously announced on January 13th. The initial payment of US$1,000,000 plus applicable VAT taxes has been paid to the vendors.

Concurrently with the closing of the acquisition of the La Parrilla Silver Mine, the Company has closed the private placement of 8,000,000 units of the Company (the "Private Placement") at a price of $1.45 per unit, each unit consisting of one common share and one half of a share purchase warrant (a "Warrant") with each full Warrant being exercisable at a price of $1.85 in the first year and $2.05 in the second year. The resulting shares are subject to a four month hold period commencing May 7th, 2004.

This purchase of the La Parrilla Silver Mine represents a milestone in the Company's development plans to become a mid-tier Silver producer and will act as a stepping stone to further growth through other acquisitions and development of advanced Silver projects in Mexico. With over $10,000,000 in working capital, the Company is well positioned to continue an aggressive growth strategy.

The Company is also pleased to announce that Mr. Ramon Davila has now joined the board of directors and has become the Company's Chief Operating Officer who will oversee all of the Company's operations in Mexico.

Mr. Davila, a Mexican citizen, residing in Durango, has an Engineering degree in Mining and Metallurgy and a Masters degree in Minerals Economics'. He worked for Industrias Penoles, the largest silver producer in Mexico from 1978 to 1987 and then became the VP of Mining Operations for Luismin until 1993. Since 1998 Mr. Davila has been President of Plata Panamericana SA de CV, a wholly owned subsidiary of Pan American Silver Corp. (PAA: TSX; PAAS: NASDAQ) where he was in charge of all aspects of production, exploration and administration of Pan American's Mexican operations.

Mr. Davila was also the National President for the Association of Mining Metallurgist and Geologists in Mexico from 1996 to 1998 and is currently a member of the board of Directors of the Chamber of Mines in Mexico. He is also a member of the Society of Mining Metallurgical and Exploration Engineers.

Management of the Company believes that Mexico represents a significant opportunity for First Majestic to build a substantial core of assets. With the Company's core of skilled management and financial resources now available, First Majestic is well positioned to meet its short and long term objectives.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; contact Ryan Mulhern at 604-688-3033; E-mail: ryan@firstmajestic.com

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Company**

   FIRST MAJESTIC RESOURCE CORP. (the "Issuer")
   #1305 - 1090 West Georgia Street
   Vancouver, British Columbia V6E 3V7
   Phone: (604) 688-3033

2. **Date of Material Change**

   June 10, 2004

3. **Press Release**

   The press release was released on June 10, 2004 through various approved public media and filed with the TSX Venture Exchange, the British Columbia, Alberta and Ontario Securities Commissions and the Yukon Registrar of Corporations.

4. **Summary of Material Change(s)**

   See attached press release for details.

5. **Full Description of Material Change**

   See attached press release for details.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

   Not Applicable

7. **Omitted Information**

   Not Applicable

8. **Executive Officer**

   Keith Neumeyer, President
   Phone: (604) 688-3033

9. **Date of Report**

   June 10, 2004.

"Keith Neumeyer"
Keith Neumeyer, President

FIRST MAJESTIC RESOURCE CORP.

Suite 1305 – 1090 West Georgia Street
Vancouver, BC, Canada V6E 3V7
Telephone: (604) 688-3033 Fax: (604) 541-9820 Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com , E-mail: info@firstmajestic.com

---

NEWS RELEASE

June 10, 2004

TSX Venture Exchange - FR
Pink Sheets – FMJRF

Acquisition of the Perseverancia Silver Mine, and other mining properties in Chalchihuites, Zacatecas, Mexico

First Majestic Resource Corp. (the "Company") is pleased to announce that it has entered into agreements through First Majestic Resources Mexico, S.A. de C.V. ("FMR"), the Company's wholly owned Mexican subsidiary, to acquire the Perseverancia Silver Mine and a large contiguous land package of mining concessions containing two additional previously operated mines called the Magistral Mine and the Esmeralda Mine which are all located in the Chalchihuites Mining District in Zacatecas State in Mexico. The properties host silver, copper, lead and zinc mineralization with a potential for near term silver production and significant exploration potential. The properties have history of silver-lead-zinc and copper-gold production with extensive underground workings and are located within 60 km from the La Parrilla Silver Mine. The properties host potential for manto style silver-lead-zinc replacement type ore bodies, chimney type gold-silver-lead-zinc-copper ore bodies and silver vein type ore bodies.

A total of seven agreements have been signed with vendors that hold rights to the mining concessions, including the Perseverancia Silver Mine, the Magistral Mine and the Esmeralda Mine covering an area of approximately 283 contiguous hectares. The agreements are for a period of three years and include commitments to conduct a due-diligence program with minimum periodic payments and expenditure requirements in order to maintain the agreements in good standing during the period.

Perseverancia Silver Mine

Under the terms of the Agreement between FMR and Mrs. Catalina Mazatan, on behalf of, the succession to the estate of Raul Mazatan; as vendor of the Perseverancia Silver Mine, FMR has the right to purchase the Perseverancia Silver Mine and all mining concessions within the mine area comprising approximately 87.84 hectares for a purchase price of US$4,000,000. The term of the agreement is for a period of three years. To maintain the agreement in good standing, FMR must make the following payments to be applied to the purchase price: (a) an initial payment of US$100,000 payable upon execution of the Agreement; (b) US$100,000 payable on the six month anniversary of the Agreement; (b) US$300,000 on the 12th month anniversary of the Agreement; (c)

US$500,000 on the 18th month anniversary of the Agreement; (d) US$500,000 on the 24th month anniversary of the Agreement; (e) US$500,000 on the 30th month anniversary of the Agreement; and, (f) US$2,000,000 on the 36th month anniversary of the Agreement.

In addition to these payments, the agreement calls for a minimum of US$500,000 to be spent on the property over three years with US$150,000 to be spent within the first six months following the date of the Agreement for the purpose of completing due-diligence.

An extensive due-diligence program to review the Perseverancia Silver Mine and surrounding property including surface geology, mapping and geophysics, and testing mineralization and grades, will commence immediately. Following completion of the due diligence program, the Company will make a decision to make additional payments and conduct further expenditures on the Perseverancia property.

The Perseverancia Silver Mine was discovered in 1972. The ore body on the property is a tubular chimney type located within a major structure that runs NW-SE with oxide and sulphides ores which go from surface to a none depth of 220 meters. Reportedly, Mr. Mazatan operated and produced from the mine high grade ore for direct shipment to a smelter, with an average grade in the range of 1.5 Kilograms (1500 grams) of silver (Ag) per ton and 35% lead, the estimated production reported by the vendors was 50,000 tonnes of combined silver and lead values. Additional production of ore was for flotation, which was sent to nearby custom mills and was estimated by the vendors to be 50,000 tonnes with an average grade of 500 g/t Ag and 10% combined Lead and Zinc values. The total silver production from the mine is estimated to be in the range of 3,200,000 ounces.

Further additional potential within the mine and surrounding area is very promising taking in account that this mine was operated in a very small and reduced way, without modern exploration techniques or a professional development approach.

Over the due-diligence period a systematic approach will be undertaken to evaluate the remaining mineralization including grades, quality, density, continuity, dimensions and other characteristics of this mineral deposit. There are indications of extensive additional mineralized zones within the property that require systematic follow up to determine their volume and concentrations and economic viability.

La Nueva India, Tayoltita, Esmeralda, Esmeraldita, Magistral, Verdiosa and Beatriz Mining Claims

Agreements have also been signed with several individuals to acquire additional mining concessions known as **La Nueva India, Tayoltita, Esmeralda, Esmeraldita, Magistral, Verdiosa and Beatriz** (the "Chalchihuites Claims") comprising approximately 194.99 hectares for a total purchase price of US$1,425,000. The agreements are for a period of three years. To maintain the agreements in good standing, FMR must make the following total payments to be applied to the total purchase price: (a) initial combined payments totaling US$11,750 payable upon execution of the Agreements; (b) combined payments of US$14,100 payable on the six month anniversary of the Agreements; (b) combined payments of US$21,150 on the 12th month anniversary of the Agreements; (c) combined payments of US$235,000 on the 18th month anniversary of the

Agreements; (d) combined payments of US$423,000 on the 24th month anniversary of the Agreements; and (e) combined payments of US$235,000 on the 30th month anniversary of the Agreements; and (f) combined payments of US$485,000 on the 36th month anniversary of the Agreements.

In addition to these payments, the agreement calls for a combined minimum of US$500,000 to be spent on the properties over three years of which US$150,000 is planned to be spent within the first six months following the date of the Agreements for the purpose of completing due-diligence.

An extensive due-diligence program to review the Chalchihuites Claims including surface geology, mapping and geophysics, and testing mineralization and grades, is scheduled to commence immediately.

The La Esmeralda and Magistral Mines, due to their mineralization, appear to indicate, they are on the upper part of the geological system similar to the San Martin Mine in the Sombrerete area 20 km to the East of Sombrerete, and thus, have a high potential to find silver, lead, zinc mineralization at depth.

La Esmeralda Mine

The Esmeralda Mine is contiguous to the Perseverancia Silver Mine property. Little historic information is known about this past producer. Reportedly, the Esmeralda Mine contains an intensely kaolinized Ag, Zn, Cu oxide zone entirely within the intrusive of unknown dimensions and origin.

Magistral Mine

The Magistral Mine is also contiguous with the Perseverancia Silver Mine property and is approximately 2.7 km striking N75E from the La Esmeralda Mine. Skarn Zones formed at the contact of quartz monzonite intrusive and calcareous sedimentary rocks are seen in outcrops.

The mineralized zone is represented by a gossan and skarn mineralization and is formed by replacement metasomatic processes with low and medium temperature mineralization in calcareous sedimentary rocks. The contact of the mineralized skarn and intrusive is a zone 4 meters wide with a known vertical depth of 75m.

Management is excited with the opportunity to acquire a district size property package which includes three previously operated mines. These mineral assets will compliment the company's recent acquisition of the La Parrilla Silver Mine and will give the Company a strategic position in an area in which the geological potential for additional discoveries is high and combined mining infrastructure will optimise the use of Company's financial resources.

FOR FURTHER INFORMATION: Visit our website at www.firstmajestic.com or; phone Ryan Mulhern at 604-688-3033 or Toll Free: 1-866-529-2807; E-mail: info@firstmajestic.com.

FIRST MAJESTIC RESOURCE CORP.

"signed"

Keith Neumeyer
President

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Resource Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction